    As filed with the Securities and Exchange Commission on November 9, 2001
                                                        Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------
                                    FORM S-4

                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                               ----------------
                         Category 5 Technologies, Inc.
             (Exact Name of Registrant as Specified in its Charter)

                               ----------------
         Nevada                       7373                   88-0367792
     (State or Other      (Primary Standard Industrial    (I.R.S. Employer
     Jurisdiction of      Classification Code Number)    Identification No.)
    Incorporation or
      Organization)

                               ----------------
                                                    William C. Gibbs
                                                Chief Executive Officer
      4505 South Wasatch Boulevard            4505 South Wasatch Boulevard
               Suite 370                               Suite 370
       Salt Lake City, Utah 84124              Salt Lake City, Utah 84124
             (801) 424-2999                          (801) 424-2999
   (Address, Including Zip Code, and    (Name, Address, Including Zip Code, and
           Telephone Number,                           Telephone
  Including Area Code, of Registrant's   Number, Including Area Code, of Agent
      Principal Executive Offices)                    for Service)

                               ----------------
                                   Copies To:

          David F. Evans, Esq.                 George M. Flint III, Esq.
         Snell & Wilmer L.L.P.                  Parsons, Behle & Latimer
    15 West South Temple, Suite 1200            201 S. Main, Suite 1800
       Salt Lake City, Utah 84101              Salt Lake City, Utah 84101
             (801) 257-1900                          (801) 532-1234

                               ----------------
  Approximate date of commencement of proposed sale of the securities to the public: Upon the effective time of the merger described in this Registration Statement.
  If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                               ----------------
                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------
------------------------------------------------------------------------------
                                                       Proposed
                                          Proposed      Maximum
 Title Of Each Class Of     Amount        Maximum      Aggregate   Amount of
    Securities To Be         To Be     Offering Price  Offering   Registration
       Registered        Registered(1)   Per Share     Price(2)      Fee(2)
------------------------------------------------------------------------------
Common Stock, par value
 $.001 per share.......    9,000,000         --       $19,800,000  $4,950.00
------------------------------------------------------------------------------
------------------------------------------------------------------------------

(1) Represents the maximum number of shares of Category 5 Technologies, Inc. common stock to be issued in the merger described in this Registration Statement.
(2) Estimated in accordance with Rule 457(c) and (f), solely for the purpose of determining the registration fee. Represents the product of (i) $0.40, the average of the bid and asked prices quoted on the National Association of Securities Dealers OTC Electronic Bulletin Board on November 6, 2001 for Netgateway, Inc. common stock, multiplied by (ii) 49,500,000, the maximum number of shares of Netgateway, Inc. common stock which will be converted into shares of Category 5 Technologies, Inc. common stock pursuant to the merger.
                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  MERGER PROPOSED--YOUR VOTE IS VERY IMPORTANT

                                        , 2001

Dear Netgateway, Inc. Stockholder,

  The boards of directors of Netgateway, Inc., Category 5 Technologies, Inc. and C5T Acquisition Corp., a wholly owned subsidiary of Category 5 Technologies, Inc., have approved, and the parties have entered into, a merger agreement that, subject to Netgateway stockholder approval, will result in C5T Acquisition Corp. being merged with and into Netgateway. As a result of the merger, Netgateway will become a wholly owned subsidiary of Category 5 Technologies. The merger agreement provides that Netgateway stockholders will receive 0.181818 shares of Category 5 Technologies common stock for each share of Netgateway common stock that they own immediately before the merger.

  AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS ADVISABLE AND IS FAIR TO, AND IN THE BEST INTERESTS OF, NETGATEWAY AND ITS STOCKHOLDERS. YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE MERGER.

  Approval and adoption of the merger agreement and approval of the merger requires the affirmative vote of at least a majority of the outstanding shares of Netgateway common stock. We have scheduled a special meeting for you to vote on the merger. YOUR VOTE IS VERY IMPORTANT.

  The meeting will be held on [     ],  , 2001 at 10:00 a.m., local time, at
754 E. Technology Avenue, Orem, Utah. Only stockholders of record at the close
of business on     , 2001 will be entitled to vote at the meeting.

  Whether or not you plan to attend the meeting, please take the time to vote by completing and mailing the enclosed proxy card. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be voted in favor of approval and adoption of the merger. Your failure to return your proxy card will be considered a vote against approval and adoption of the merger. Failure to return a properly executed proxy card and/or to vote at the special meeting will have the same effect as a vote against the merger. Returning the proxy does NOT deprive you of your right to attend the meeting and to vote your shares in person.

  The enclosed proxy statement/prospectus provides you with detailed information about the proposed merger and about Category 5 Technologies. We encourage you to read this entire document carefully. IN PARTICULAR, YOU SHOULD CONSIDER CAREFULLY THE DISCUSSION IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 18 OF THE PROXY STATEMENT/PROSPECTUS. You may also obtain information about Netgateway and Category 5 Technologies from documents that they have filed with the Securities and Exchange Commission.

  Thank you for your cooperation.

                                          Sincerely,

                                          /s/ Donald L. Danks
                                          _____________________________________
                                          Donald L. Danks
                                          Chief Executive Officer and
                                          Chairman of the Board

  NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  This proxy statement/prospectus is dated       , 2001 and was first mailed to
stockholders on or about       , 2001.

                                NETGATEWAY, INC.

                               ----------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                               ----------------

                         To Be Held [   ],       , 2001

To the Stockholders:

  A Special Meeting of Stockholders of Netgateway, Inc., a Delaware
corporation, will be held on [ ],     , 2001 at 10:00 a.m., local time, at 754
E. Technology Avenue, Orem, Utah, to consider and to vote upon the following proposals:

    1. To approve and adopt the Agreement and Plan of Merger, dated as of October 23, 2001, by and among Netgateway, Inc., a Delaware corporation, Category 5 Technologies, Inc., a Nevada corporation, and C5T Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Category 5 Technologies, and approve the related merger pursuant to which, among other things, C5T Acquisition will be merged with and into Netgateway, with Netgateway surviving the merger, and each share of Netgateway's common stock, $.001 par value per share, issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 0.181818 shares of common stock, $.001 par value per share, of Category 5 Technologies, other than fractional shares which will be paid in cash. Adoption of the merger agreement will constitute approval of the merger and the other transactions contemplated by the merger agreement.

    2. Such other business as may properly come before the Special Meeting or any postponement or adjournment thereof.

  These items of business are described in the enclosed proxy statement/prospectus. The Board of Directors has fixed the close of business on
    , 2001 as the record date for determining the stockholders entitled to notice of and to vote at the Special Meeting.

  IN ORDER THAT YOUR STOCK MAY BE REPRESENTED AT THE SPECIAL MEETING IN CASE YOU ARE NOT PERSONALLY PRESENT, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ACCOMPANYING ADDRESSED ENVELOPE. NO POSTAGE NEED BE AFFIXED IF MAILED IN THE U.S.

                                          By order of the Board of Directors,

                                          /s/  Frank C. Heyman
                                          _____________________________________
                                          Frank C. Heyman
                                          Secretary

754 East Technology Avenue
Orem, Utah 84097
        , 2001

                               ----------------

                           NETGATEWAY PROXY STATEMENT

                               ----------------

                         CATEGORY 5 TECHNOLOGIES, INC.
                                   PROSPECTUS

                               ----------------

    Merger Proposed--The Vote of Netgateway, Inc. Stockholders Is Important

  The boards of directors of Category 5 Technologies Inc., a Nevada corporation, C5T Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Category 5 Technologies, and Netgateway, Inc., a Delaware corporation, have approved, and the parties have entered into, a merger agreement under which C5T Acquisition would merge with and into Netgateway and Netgateway would become a wholly owned subsidiary of Category 5 Technologies.

  This proxy statement/prospectus is being sent to stockholders of Netgateway in connection with the solicitation of proxies by the board of directors of Netgateway for use at the special meeting of Netgateway stockholders to be held
on     , 2001, to consider and to vote upon the proposed merger. This proxy statement also constitutes a prospectus with respect to the shares of Category 5 Technologies common stock to be issued to Netgateway stockholders in the merger.

  The merger agreement provides that Netgateway stockholders will receive
0.181818 shares of Category 5 Technologies common stock for each share of Netgateway common stock that they own immediately before the merger. If the merger is completed, Netgateway stockholders will collectively own or be entitled to receive an aggregate of approximately 42.5% of the outstanding Category 5 Technologies common stock.

  The merger requires the approval of a majority of the Netgateway stockholders. The board of directors of Netgateway unanimously recommends that you vote in favor of the merger. Your vote is important. Whether or not you plan to attend the special meeting, please take the time to vote by completing and returning the enclosed proxy card.

  After careful consideration, the board of directors of Netgateway has determined that the merger is advisable and is fair to, and in the best interests of, its stockholders and recommends that its stockholders vote in favor of approval of the merger.

                               ----------------

  Category 5 Technologies common stock is quoted on the National Association of Securities Dealers OTC Electronic Bulletin Board under the symbol "CFVT". Category 5 Technologies intends to have the shares of Category 5 Technologies common stock offered in connection with the merger listed on the National Association of Securities Dealers OTC Electronic Bulletin Board.

  WE URGE YOU TO CAREFULLY REVIEW THE RISK FACTORS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS BEGINNING ON PAGE 18.

  NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  This proxy statement/prospectus is dated     , 2001, and was first mailed to
the stockholders of Netgateway on or about     , 2001.

                             SOURCES OF INFORMATION

  Category 5 Technologies has supplied all of the information contained in this proxy statement/prospectus relating to Category 5 Technologies and C5T Acquisition, and Netgateway has supplied all of the information relating to Netgateway.

  You should rely only on the information contained in this proxy statement/prospectus. None of Category 5 Technologies, C5T Acquisition or Netgateway has authorized anyone to give you any information or to make any representations about either the merger or the other transactions that are discussed in this proxy statement/prospectus other than the information or representations contained in this proxy statement/prospectus. If you are given any information about these matters that is not discussed in this proxy statement/prospectus, you must not rely on that information.

  This proxy statement/prospectus is not an offer to sell or a solicitation of an offer to buy securities in any location where or to any person to whom Category 5 Technologies is not permitted to offer or to sell securities under applicable law.

  The delivery of this proxy statement/prospectus or the common stock of Category 5 Technologies offered by this proxy statement/prospectus does not, under any circumstance, mean that there has not been a change in the affairs of Category 5 Technologies or Netgateway since the date of this proxy statement/prospectus. It also does not mean that the information in this proxy statement/prospectus is correct after this date.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Answers to Frequently Asked Questions About the Merger...................   1
Summary..................................................................   4
Summary Selected Historical Financial Data of Category 5 Technologies....  11
Summary Selected Historical Financial Data of Netgateway.................  12
Summary Selected Unaudited Pro Forma Combined Financial Data.............  13
Comparative Market Price Information.....................................  15
Comparative Per Share Data...............................................  17
Risk Factors.............................................................  18
Unaudited Pro Forma Combined Financial Information.......................  39
Unaudited Pro Forma Combined Balance Sheet...............................  40
Unaudited Pro Forma Combined Statement of Operations.....................  41
The Netgateway Special Meeting...........................................  43
  General................................................................  43
  Matters to be Considered at the Netgateway Special Meeting.............  43
  Date, Time and Place...................................................  43
  Record Date; Quorum....................................................  43
  Votes Required.........................................................  44
  Voting of Proxies; Revocability of Proxies.............................  44
  Solicitation of Proxies................................................  45
The Merger...............................................................  46
  Background.............................................................  46
  Reasons for the Merger.................................................  48
  Recommendation of the Board of Directors of Netgateway.................  51
  Opinion of Financial Advisors to the Board of Directors of Netgateway..  51
  Interests of Certain Persons in the Merger.............................  54
  Appraisal Rights.......................................................  56
  Accounting Treatment...................................................  57
  Federal Securities Laws Consequences...................................  57
Comparison of Rights of Stockholders of Category 5 Technologies and
 Netgateway..............................................................  58
Delisting and Deregistration of Netgateway Common Stock..................  69
U.S. Federal Income Tax Consequences of the Merger.......................  69
Regulatory Matters.......................................................  71
The Merger Agreement.....................................................  72
  General................................................................  72
  Completion and Effectiveness of the Merger.............................  72
  Conversion of Shares of Netgateway Common Stock........................  72
  Treatment of Stock Options.............................................  72
  Treatment of Warrants..................................................  73
  Exchange Procedures....................................................  73
  Directors and Officers.................................................  74
  Charter and Bylaws.....................................................  74
  Representations and Warranties.........................................  74
  Conduct of Business Before Completion of the Merger....................  76
  Conditions to the Completion of the Merger.............................  79
  Additional Covenants of Netgateway and Category 5 Technologies.........  81
  Termination of the Merger Agreement....................................  84
  Indemnification of Netgateway's Directors and Officers.................  86
  Amendment of the Merger Agreement......................................  86
  Extension and Waiver...................................................  86
Information Regarding Category 5 Technologies Selected Historical
 Consolidated Financial Data.............................................  87

                                                                          Page
                                                                          ----
Market Price and Dividend Information of Category 5 Technologies.........   88
Management's Discussion and Analysis of Financial Condition and Results
 of Operations of Category 5 Technologies................................   89
Business of Category 5 Technologies......................................   95
Management's Discussion and Analysis of Financial Condition and Results
 of Operations of Netgateway.............................................  124
Business of Netgateway...................................................  135
Description of Capital Stock of Category 5 Technologies..................  148
  General................................................................  148
  The Common Stock.......................................................  148
  The Preferred Stock....................................................  148
Legal Matters............................................................  149
Independent Auditors.....................................................  149
Stockholder Proposals....................................................  149
Where You Can Find More Information......................................  150
Index to Financial Statements............................................  151
  Category 5 Technologies' Financial Statements..........................  F-1
  Netgateway's Financial Statements...................................... F-16
ANNEX A--Agreement and Plan of Merger....................................  A-1
ANNEX B--Opinion of SBI E-2 Capital (USA) Ltd. ..........................  B-1
ANNEX C--Section 262 of the Delaware General Corporation Law.............  C-1

            ANSWERS TO FREQUENTLY ASKED QUESTIONS ABOUT THE MERGER

Q:What is the merger?

A: The merger will combine the businesses of Netgateway and Category 5
   Technologies. After the merger, Netgateway will be a wholly owned subsidiary of Category 5 Technologies.

Q:When do you expect the merger to be completed?

A: We are working towards completing the merger as quickly as possible. For the merger to be completed, the Netgateway stockholders must approve the merger at the special meeting of Netgateway stockholders. We expect to complete the merger promptly following the Netgateway special meeting.

Q:What will Netgateway stockholders receive in the merger?

A: For each share of Netgateway common stock you own, other than shares as to which appraisal rights have been exercised, you will receive 0.181818 shares of Category 5 Technologies common stock. Category 5 Technologies will not issue fractional shares of Category 5 Technologies common stock. You will receive cash based upon the market price of Category 5 Technologies common stock instead of any fractional share. Category 5 Technologies common stock is traded on the National Association of Securities Dealers OTC Electronic Bulletin Board under the symbol "CFVT", and on October 31, 2001, Category 5 Technologies common stock closed at $4.09 per share. Because the exchange ratio is fixed at 0.181818, but the market price of Category 5 Technologies common stock is subject to fluctuation, the market value of the shares of Category 5 Technologies common stock that you will receive in the merger may increase or decrease prior to and following the merger. We urge you to obtain current market quotations for Category 5 Technologies common stock and Netgateway common stock.

Q:When can I sell the shares of Category 5 Technologies stock that I receive in the merger?

A: The shares of Category 5 Technologies common stock received by you in the merger will be freely transferable unless you are an "affiliate" of either Category 5 Technologies or Netgateway. Generally, an "affiliate" is considered to be someone who is an executive officer or director of a company or someone who owns more than 10% of the outstanding stock of the company. Stockholders considered an "affiliate" will be required to execute a letter agreement obligating the stockholder to comply with certain restrictions and limiting the volume of Category 5 Technologies shares that the stockholder can sell during the twelve month period following the merger.

Q:Are Netgateway stockholders entitled to appraisal rights?

A: Yes. Holders of Netgateway common stock are entitled to exercise appraisal rights in connection with the merger, subject to compliance with applicable procedures described in this proxy statement/prospectus. Under Delaware law, Netgateway stockholders are entitled to dissenters' rights of appraisal if the merger agreement is adopted. Any Netgateway stockholder who:

  . files with Netgateway, before the vote is taken to adopt the merger agreement, a written objection to the merger stating that he or she intends to demand payment for his or her shares if the merger is effected, and

  . does not vote in favor of the merger or for adoption of the merger agreement,

has the right to demand in writing from Netgateway, within 20 days after receiving notice from it that the merger has become effective, payment for his or her shares and appraisal of their value. Dissenting stockholders must follow the procedures regarding appraisal elements contained in Section 262 of the Delaware General Corporation Law, a copy of which is attached as Annex C to this proxy statement/prospectus.

However, Category 5 Technologies has the right to terminate the merger agreement if appraisal rights are exercised by holders of more than 20% of the total number of shares of Netgateway common stock outstanding immediately prior to the merger.

Q:When will Netgateway stockholders receive shares of Category 5 Technologies common stock?

A: Shortly following the merger you will receive a letter of transmittal to complete and return along with your Netgateway stock certificates. Once you have done so, Category 5 Technologies will issue you shares of Category 5 Technologies common stock.

Q:What are the U.S. federal income tax consequences of the merger to Netgateway stockholders?

A: In general, holders of Netgateway common stock will not recognize gain or loss for U.S. federal income tax purposes on the exchange of their stock in the merger, except with respect to any cash they receive in lieu of fractional shares of Category 5 Technologies common stock. A holder of Netgateway common stock who exercises appraisal rights in connection with the merger will recognize capital gain or loss (assuming such shares are held as capital assets) based on the difference between the cash received for such stock and the holder's adjusted basis in the stock, and will be long term capital gain or loss if the Netgateway common stock had been held for more than one year at the effective time.

Q: What percentage of Category 5 Technologies will Netgateway stockholders own following the merger?

A: Based upon:

  .  the number of shares of Netgateway common stock outstanding on      ,
     2001; and

  .  the number of shares of Category 5 Technologies common stock outstanding
          , 2001,

Netgateway stockholders will collectively own approximately 42.5%, or approximately 9,000,000 shares, of Category 5 Technologies common stock.

Q:What should Netgateway stockholders do now?

A: After you have carefully read this proxy statement/prospectus, indicate how you want to vote by completing and signing the enclosed proxy card. After completing the proxy card, sign and mail it in the enclosed prepaid return envelope marked "Proxy" as soon as possible so that your shares may be represented and voted at the special meeting. Please do not send your Netgateway stock certificates with your proxy card. After the merger is completed, you will receive written instructions for exchanging your stock certificates.

  If you sign and send your proxy card and do not indicate how you want to vote, we will count your proxy as a vote in favor of approval and adoption of the merger agreement and approval of the merger. If you abstain from voting or do not vote, it will have the effect of a vote against approval and adoption of the merger agreement and approval of the merger.

  The special meeting will take place on      , 2001. Even if you have signed
and mailed your proxy card, you may still attend the special meeting and vote your shares in person.

Q:Can Netgateway stockholders change their votes after mailing signed proxy cards?

A: Yes. There are three ways in which you may revoke your proxy before it is exercised and change your vote:

  . first, you may send a written notice revoking your proxy to the Secretary of Netgateway;

  .  second, you may complete and submit a new, later-dated proxy card; and

  .  third, you may attend the Netgateway special meeting and vote in person.

  Simply attending the Netgateway special meeting, however, will not revoke your proxy.

Q: If my Netgateway shares are held in "street name" by my broker, will my broker vote my shares for me?

A: Your broker will vote your Netgateway shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions, your shares will not be voted, which will have the effect of a vote against approval and adoption of the merger.

Q:Who can help answer my questions?

A: You can call Netgateway investor relations at (801) 227-0004 with any questions about the merger.

                                    SUMMARY

  This brief summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that may be important to you in deciding how to vote. We urge you to read carefully the entire proxy statement/prospectus and the other documents to which this proxy statement/prospectus refers for further information about the merger. To learn how to obtain more information about Category 5 Technologies, see page 150. Each item in this summary includes a page reference directing you to a more complete description of that item.

The Companies

Category 5 Technologies Inc. (See page 95)
4505 South Wasatch Boulevard
Suite 370
Salt Lake City, Utah 84124
(801) 424-2999

  Category 5 Technologies is a leading provider of marketing tools and commerce enabling technologies and services to small and medium-sized businesses in the United States and internationally. From e-commerce platforms, web sites, shopping carts, merchant accounts and payment plug-ins, to communications and promotion tools, Category 5 Technologies enables both brick and mortar as well as Internet businesses to operate more efficiently and profitably, and to gain and retain new customers.

Netgateway, Inc. (See page 135)
754 East Technology Avenue
Orem, Utah 84097
(801) 227-0004

  Netgateway is a leading technology and training company delivering eServices to small businesses and entrepreneurs. Netgateway provides eServices and training to over 100,000 customers annually. Netgateway enables companies of all sizes to extend their business to the Internet quickly, effectively and with minimal investment.

The Special Meeting (See page 43)

  Netgateway will hold the special meeting at [      ] at 754 E. Technology
Avenue, Orem, Utah, at 10:00 a.m., local time, on      , 2001. At the special
meeting, Netgateway is asking the holders of its common stock to approve and adopt the merger.

Recommendation of Netgateway's Board of Directors (See page 51)

  After careful consideration, the Netgateway board of directors has determined that the merger is advisable and is fair to, and in the best interests of, Netgateway and its stockholders. The Netgateway board of directors has unanimously approved the merger and the merger agreement and unanimously recommends that Netgateway stockholders vote "for" approval and adoption of the merger agreement and approve the related merger.

Opinion of Netgateway's Financial Advisor (See page 51)

  SBI E2-Capital (USA) Ltd., Netgateway's financial advisor, delivered an opinion to Netgateway's board of directors that, subject to the considerations described in the opinion, the exchange ratio in the merger is fair, from a financial point of view, to Netgateway stockholders. The opinion of SBI E2-Capital (USA) Ltd. does not constitute a recommendation as to how any Netgateway stockholder should vote with respect to the merger. The complete opinion of SBI E2-Capital (USA) Ltd. is attached as Annex B. We urge you to read the opinion in its entirety. You should carefully consider the discussion of SBI E2-Capital (USA) Ltd.'s analysis in the section entitled "Opinion of Financial Advisor to the Board of Directors of Netgateway" on page 51 of this proxy statement/prospectus and review the material under the heading "Interests of Certain Persons in the Merger" on page 54 of this proxy statement/prospectus.

Netgateway Stockholder Approval (See page 72)

  The approval of the merger requires the affirmative vote of at least a
majority of the shares of Netgateway common stock outstanding on [       ],
2001, the record date for the special meeting. You are entitled to cast one vote per share of Netgateway common stock you owned as of the record date.

Structure of the Merger (See page 71)

  A subsidiary of Category 5 Technologies will merge with and into Netgateway. Netgateway will be the surviving entity and will become a wholly owned subsidiary of Category 5 Technologies. As a result of the merger, stockholders of Netgateway will become stockholders of Category 5 Technologies.

Procedure for Casting Your Vote (See page 44)

  Please mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares of Netgateway common stock may be represented and voted at the special meeting. If you do not include instructions on how to vote your proxy, your shares will be voted "for" approval of the merger.

Procedure for Casting Your Vote if Your Shares are Held by Your Broker in "Street Name" (See page 44)

  Your broker will vote your shares only if you provide instructions on how to vote by following the instructions provided to you by your broker. If you do not provide your broker with voting instructions, your shares will not be voted at the Netgateway special meeting and it will have the same effect as voting against approval of the merger.

Procedure for Changing Your Vote (See page 44)

  If you want to change your vote, just send a later-dated, signed proxy card on a later date than your earlier-submitted proxy, before the Netgateway special meeting or attend the special meeting and vote your shares in person. You may also revoke your proxy by sending written notice to the Secretary of Netgateway before the special meeting.

Procedure for Exchanging Your Stock Certificates (See page 73)

  After the merger is completed, you will receive written instructions for exchanging your Netgateway stock certificates for Category 5 Technologies stock certificates. Do not send your Netgateway stock certificates now.

Completion and Effectiveness of the Merger

  Category 5 Technologies and Netgateway will complete the merger when all of the conditions to completion of the merger, as described in this proxy statement/prospectus, are either satisfied or waived. The merger will become effective upon the filing of a certificate of merger with the state of Delaware.

  Category 5 Technologies and Netgateway are working toward completing the merger as quickly as possible and hope to complete the merger in the fourth calendar quarter of 2001 or first calendar quarter of 2002.

The Merger Agreement

  The merger agreement is attached to this proxy statement/prospectus as Annex
A. Please read the merger agreement in its entirety. It is the legal document that governs your rights in connection with the merger.

 Conditions to Completion of the Merger (See page 79)

  Category 5 Technologies' and Netgateway's obligations to complete the merger are subject to a number of conditions, including the following:

  . approval of the merger by holders of a majority of the outstanding shares of Netgateway common stock;

  . no injunction being entered by a court preventing the merger and no continuing injunction proceeding being instituted by a governmental entity;

  . the registration statement, of which this proxy statement/prospectus is a part, must have been declared effective by the Commission and remain effective and no stop order suspending effectiveness shall have been issued; and

  . a committee of Category 5 Technologies and Netgateway shall have identified holders of Netgateway options to acquire shares of Netgateway common stock to be assumed in the merger and those option holders will have agreed to a new vesting schedule with respect to their new options to be received from Category 5 Technologies.

  Each of Category 5 Technologies' and C5T Acquisition's obligation to complete the merger is also subject to the following additional conditions:

  . the representations and warranties made by Netgateway in the merger agreement are true except where the failure to be true would not reasonably be expected to have a material adverse effect;

  . Netgateway has performed or complied in all material respects with all agreements contained in the merger agreement;

  . Category 5 Technologies has received an opinion of its tax counsel, Snell & Wilmer L.L.P., to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

  . the receipt of all authorizations, consents or other approvals of any domestic or foreign governmental entity required in connection with the merger;

  . Category 5 Technologies has received an affiliate letter from each person who is an "affiliate" of Netgateway for purposes of Rule 145 under the Securities Act;

  . Certain officers, directors, and stockholders owning 5% or more of the common stock of Category 5 Technologies, calculated assuming the merger is approved and closed, will have agreed not to sell any shares of Category 5 Technologies for the period of one year unless their sales of Category 5 Technologies common stock comply with certain volume limitations under Rule 144 of the Securities Act;

  . No more than 20% of the outstanding Netgateway shares of common stock shall have elected appraisal rights under the General Corporation Law of the State of Delaware;

  . All securities of Netgateway, except for the Netgateway common stock, shall have been converted into Netgateway common stock;

  . Netgateway disputes with former employees shall have been settled on terms acceptable to Category 5 Technologies; and

  . Netgateway's legal counsel shall have delivered a legal opinion to Category 5 Technologies.

  In the event Category 5 Technologies or Netgateway determines to waive compliance with any of these conditions, they will seek the advice of counsel with respect to whether this proxy statement/prospectus should be revised and recirculated to stockholders to reflect the waiver.

  Netgateway's obligation to complete the merger is also subject to the following additional conditions:

  . the representations and warranties made by Category 5 Technologies and C5T Acquisition in the merger agreement are true except where the failure to be true would not reasonably be expected to have a material adverse effect;

  . Category 5 Technologies has performed or complied in all material respects with all agreements contained in the merger agreement;

  . Netgateway has received an opinion of Snell & Wilmer L.L.P. to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

  . Category 5 Technologies' legal counsel shall have delivered a legal opinion to Netgateway; and

  . Certain officers, directors, and stockholders owning 5% or more of the common stock of Category 5 Technologies, calculated assuming the merger is approved and closed, will have agreed not to sell any shares of Category 5 Technologies for the period of one year unless their sales of Category 5 Technologies common stock comply with certain volume limitations under Rule 144 of the Securities Act.

 Termination of the Merger Agreement (See page 84)

  As summarized below, the merger agreement may be terminated under certain circumstances at any time before the completion of the merger. The merger agreement may be terminated by mutual consent of Category 5 Technologies and Netgateway, whether before or after the vote by Netgateway stockholders. The merger agreement may also be terminated by either Category 5 Technologies or Netgateway under any of the following circumstances:

  . if the merger is not completed by February 22, 2002, except that either Category 5 Technologies or Netgateway may extend that termination date to a date not beyond March 29, 2002 if they reasonably determine in good faith that additional time is necessary to obtain any required governmental consents or approvals;

  . if Netgateway stockholders do not approve the merger at the special meeting;

  . if any final and non-appealable injunction or law prohibiting the completion of the merger shall be issued or in effect; or

  . if any governmental entity has failed to issue an order or ruling or has not taken any action necessary for certain conditions to the closing of the merger to be met;

  Netgateway may terminate the merger agreement under the following circumstances.

  . if, pursuant to the terms and conditions of the merger agreement, prior to Netgateway stockholder approval of the merger, the Netgateway board of directors authorizes Netgateway to enter into a binding agreement relating to an unsolicited proposal by a third party to acquire Netgateway on terms determined by the Netgateway board of directors to be more favorable than the terms of the merger with Category 5 Technologies; or

  . if Category 5 Technologies or C5T Acquisition has breached any representation, warranty, covenant or agreement in the merger agreement that cannot be cured and would cause certain conditions to the consummation of the merger not to be met before February 22, 2002, or if applicable, the extended termination date.

  Category 5 Technologies may terminate the merger agreement under the following circumstances:

  . if Netgateway enters into a binding agreement for a proposal by a third party to acquire Netgateway on terms determined by the Netgateway board of directors to be more favorable than the terms of the merger with Category 5 Technologies;

  . if the Netgateway board of directors has withdrawn or adversely modified its approval or recommendation of the merger; or

  . if Netgateway has breached any representation, warranty, covenant or agreement in the merger agreement that cannot be cured and would cause certain conditions to the consummation of the merger not to be met before February 22, 2002, or if applicable, the extended termination date.

 Termination Fees (See page 85)

  Netgateway has agreed to pay Category 5 Technologies a termination fee of $1,500,000 if the merger agreement is terminated in any of the following circumstances:

  . if a proposal by a third party has been made or any third party has publicly announced an intention, whether or not conditional, to make an acquisition proposal in respect of Netgateway or any of its subsidiaries and the merger agreement is subsequently terminated (1) by either Category 5 Technologies or Netgateway because Netgateway's stockholders have not approved the merger or (2) by Category 5 Technologies because Netgateway, in violation of the terms and conditions of the merger agreement, solicits a proposal to acquire Netgateway from any party other than Category 5 Technologies or C5T Acquisition or participates in any discussions or negotiations regarding an acquisition, furnishes any information to any third party or takes any other actions that may reasonably be expected to lead to a proposal for an acquisition of Netgateway by any party other than Category 5 Technologies or C5T Acquisition and, in the case of clauses (1) and (2), within nine months of the termination Netgateway enters into an agreement with, or completes an extraordinary transaction with, a third party regarding an acquisition of Netgateway, and the termination fee is to be paid at the earlier of the time an agreement with respect to such transaction is entered into or the transaction is consummated;

  . if, prior to Netgateway stockholder approval of the merger, Netgateway terminates the merger agreement to enter into a binding agreement relating to an unsolicited proposal by a third party determined by the Netgateway board of directors to be more favorable than the terms of the merger with Category 5 Technologies;

  . if Category 5 Technologies terminates the merger agreement because Netgateway enters into a binding agreement relating to a proposal by a third party to acquire Netgateway on terms determined by the Netgateway board of directors to be more favorable than the terms of the merger with Category 5 Technologies; or

  . if Category 5 Technologies terminates the merger agreement because the Netgateway board of directors withdraws or adversely modifies its approval or recommendation of the merger and within nine months of the termination Netgateway enters into an agreement with, or completes an extraordinary transaction with, a third party regarding an acquisition of Netgateway, and the termination fee is to be paid at the earlier of the time an agreement with respect to such transaction is entered into or the transaction is consummated.

 Netgateway is Prohibited from Soliciting Other Offers

  Netgateway has agreed not to initiate or, subject to limited exceptions, engage in discussions with another party regarding a business combination while the merger with Category 5 Technologies is pending.

 Netgateway's Board May Withdraw its Recommendation of the Merger

  Nothing in the merger agreement prevents Netgateway's board of directors from withdrawing or changing its recommendation in favor of the merger if the board reasonably concludes in good faith, after consultation with its outside counsel, that the failure to withdraw or change its recommendation would be inconsistent with its fiduciary duties.

Appraisal Rights (See page 56)

  Under the law of Delaware, where Netgateway is incorporated, holders of Netgateway common stock who comply with the applicable requirements of Delaware law will have the right to receive an appraisal of the value of their shares in connection with the merger. We have included a copy of Section 262 of the Delaware General Corporation Law--Appraisal Rights as Annex C to this proxy statement/prospectus.

Accounting Treatment (See page 57)

  The merger will be accounted for by Category 5 Technologies under the "purchase" method of accounting in accordance with generally accepted accounting principles. Therefore, the aggregate merger consideration paid by Category 5 Technologies in connection with the merger will be allocated to Netgateway's identifiable tangible and intangible assets and liabilities based on their fair values with the excess being treated as goodwill. The assets and liabilities of Netgateway will be consolidated into the assets and liabilities of Category 5 Technologies at the effective time of the merger. Thereafter the results of operations of Netgateway and Category 5 Technologies will be reported on a consolidated basis.

Material U.S. Federal Income Tax Consequences of the Merger to Netgateway Stockholders (See page 69)

  The merger is intended to qualify as a nontaxable transaction and we expect that the exchange of your shares of Netgateway common stock for shares of Category 5 Technologies common stock will generally not cause you to recognize any gain or loss for U.S. federal income tax purposes. You will, however, have to recognize gain or loss, if any, in connection with any cash you receive in lieu of fractional shares of Category 5 Technologies common stock. Netgateway stockholders who elect to exercise appraisal rights will have to recognize gain or loss, if any, in connection with cash received in exchange for their shares of the Netgateway common stock.

  TAX MATTERS ARE VERY COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE MERGER TO YOU.

Restrictions on Ability to Sell Category 5 Technologies Common Stock

  All shares of Category 5 Technologies common stock received by you in connection with the merger will be freely transferable unless you are considered an affiliate or either Category 5 Technologies or Netgateway at the time of the merger. Affiliates of Category 5 Technologies and Netgateway are subject to certain securities laws and in some instances, contractual obligations, that restrict their ability to transfer the shares they receive in the merger.

Lock-Up Agreements

  In order to induce Category 5 Technologies and Netgateway to enter into the merger agreement, Category 5 Technologies shall have received from certain of its officers, directors and 5% stockholders (calculated on a post-closing basis) an executed lock-up agreement precluding such individuals and stockholders from selling any shares of Category 5 Technologies until one year following the date of the merger, except in accordance with Rule 144 of the Securities Act.

Interests of Certain Persons in the Merger (See page 54)

  In considering the recommendation of the Netgateway board of directors with respect to the merger and the transactions contemplated by the merger agreement, stockholders of Netgateway should be aware that some members of management and the board of directors of Netgateway have particular interests in the merger that are different from, or in addition to, the interests of stockholders of Netgateway generally.

Risk Factors (See page 18)

  Stockholders of Netgateway are urged to consider the items under the section entitled "Risk Factors" beginning on page 18 in determining whether to vote in favor of approval of the merger.

Forward-Looking Statements

  Each of Category 5 Technologies and Netgateway has made forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 in this document that are subject to risks and uncertainties. Forward-looking statements include expectations concerning matters that are not historical facts and actual results may differ materially from these forward-looking statements. Words such as "believes," "expects," "anticipates" or similar expressions indicate forward-looking statements. These forward looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward looking statements. For more information regarding factors that could cause actual results to differ from these expectations, you should refer to "Risk Factors" beginning on page 18.

     SUMMARY SELECTED HISTORICAL FINANCIAL DATA OF CATEGORY 5 TECHNOLOGIES

  Set forth below is selected financial data for Category 5 Technologies for the periods and as of the dates indicated. This selected historical financial data is only a summary and we urge you to read this summary in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes to those financial statements of Category 5 Technologies which are included elsewhere in this proxy statement/prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

CONSOLIDATED COMBINED STATEMENT OF OPERATIONS:

                             6 months ended    Year Ended        Year Ended
                             June 30, 2001  December 31, 2000 December 31, 1999
                             -------------- ----------------- -----------------
Revenue....................   $10,595,967      $20,070,443       $9,900,507
Costs and expenses.........     6,409,758       18,383,679        8,750,418
                              -----------      -----------       ----------
Income from operations.....     4,186,209        1,686,764        1,150,089
Benefit for income taxes...       140,000              --               --
Interest income (expense)..        (1,237)          11,023            4,308
Other income (expense).....           --             3,208              --
                              -----------      -----------       ----------
Net income.................   $ 4,324,972      $ 1,700,995       $1,154,397
Weighted average shares,
 Basic.....................     9,430,556        9,000,000        9,000,000
Weighted average shares,
 Diluted...................    10,384,103        9,000,000        9,000,000
Earnings per share, Basic..   $      0.46      $      0.19       $     0.13
Earnings per share,
 Diluted...................   $      0.42      $      0.19       $     0.13
Cash dividends paid........   $   484,348      $   822,005       $  627,929

CONSOLIDATED COMBINED BALANCE SHEET DATA:

                             6 months ended    Year Ended        Year Ended
                             June 30, 2001  December 31, 2000 December 31, 1999
                             -------------- ----------------- -----------------
Working capital............   $ 1,411,227      $ 1,094,375       $  408,328
Total assets...............     6,247,009        1,658,672          732,404
Total liabilities..........       997,139          249,426          202,148
Stockholders equity........     5,249,820        1,409,246          530,256

            SUMMARY SELECTED HISTORICAL FINANCIAL DATA OF NETGATEWAY

  Set forth below is selected historical financial data for Netgateway for the periods and as of the dates indicated. This selected historical financial data is only a summary and we urge you to read this summary in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of Netgateway" and the financial statements and related notes thereto of Netgateway as of June 30, 2001 and 2000 and for the years ended June 30, 2001, 2000 and 1999, respectively which are included elsewhere in this proxy statement/prospectus. The consolidated financial data reflects the acquisition of Galaxy Enterprises, Inc. completed on June 26, 2000. The acquisition of Galaxy Enterprises, Inc. was accounted for as a pooling-of-interests. Accordingly, all periods prior to the acquisition have been restated. Prior to the combination, Galaxy Enterprises' fiscal years ended on December 31. In recording the pooling-of-interests, Galaxy Enterprises' financial statements for the years ended December 31, 2000 and 1999 have been restated to conform to Netgateway's fiscal years ended June 30, 2000 and 1999. The restatement of Galaxy Enterprises' results include a duplication of operations for the period from July 1, 1998 to December 31, 1998. As a result, Netgateway eliminated the related income of $1,733,441 from accumulated deficit for fiscal 1999, which includes $3.7 million in revenue, and Galaxy Enterprises' financial statements for the year ended December 31, 1998 have been combined with Netgateway financial statements for the period from March 4, 1998 (inception) through June 30, 1998. The unaudited consolidated statement of operations data for the year ended June 30, 1997 and the consolidated balance sheet data at June 30, 1997 are derived from the unaudited consolidated financial statements of Galaxy Enterprises, Inc. as of December 31, 1997 and 1996 and each of the years in the two-year period ended December 31, 1997. In the opinion of management, these statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of the results of these periods. Historical results are not necessarily indicative of the results to be expected in the future.

                                               Year Ended
                             --------------------------------------------------
                                                            June
                             June 30,  June 30,  June 30,    30,     June 30,
                               2001      2000      1999     1998       1997
                             --------  --------  --------  -------  -----------
                               (in thousands except per share
                                          amounts)                  (unaudited)
Consolidated Statement of
 Operations Data:
Revenue....................  $ 43,001  $222,150  $ 10,280  $ 7,268    $   358
Loss from continuing
 operations................    (4,315)  (42,790)  (16,797)  (8,521)    (2,049)
Income (loss) from
 discontinued operations...      (286)   (1,318)        3      --         --
Income on extraordinary
 items.....................       962       --      1,653      --         --
Net loss...................    (3,639)  (44,108)  (15,141)  (8,521)    (2,049)


Basic and diluted (loss)
 income per share:
Loss from continuing
 operations................     (0.19)    (2.31)    (1.34)   (0.97)      (.61)
Loss from discontinued
 operations................     (0.01)    (0.07)      --       --         --
Loss from extraordinary
 items.....................      0.04       --       0.13      --         --
Net loss per common share..     (0.16)    (2.38)    (1.21)   (0.97)      (.61)
Weighted average common
 shares outstanding
 Basic and diluted.........    22,280    18,511    12,536    8,788      3,366


                                             As of June 30
                             --------------------------------------------------
                               2001      2000      1999     1998       1997
                             --------  --------  --------  -------  -----------
Consolidated Balance Sheet
 Data:
Cash.......................  $    149  $  2,607  $    968  $   279    $   113
Working capital deficit....   (11,352)  (14,845)   (9,292)  (8,733)      (851)
Total assets...............     6,055    11,851     5,353    2,041      1,282
Short-term debt............     3,759       409     1,535    2,152        --
Long-term debt.............       442       --        --       383         15
Capital deficit............    (9,307)  (10,776)   (8,106)  (7,692)    (1,929)

                            CATEGORY 5 TECHNOLOGIES

          SUMMARY SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
                              As of June 30, 2001

                                Category 5 Netgateway   Adjustments     Total
                                ---------- -----------  -----------  -----------
ASSETS
Current Assets
 Cash and cash equivalents....  $  215,866 $   149,165  $  (100,000) $   265,031
 Receivables, net:               1,668,961   1,189,853                 2,858,814
 Common stock subscriptions
  receivables.................         --      107,000                   107,000
 Inventories..................         --       44,726                    44,726
 Prepaid expenses.............     227,539     115,935                   343,474
 Deferred taxes...............     296,000         --                    296,000
 Credit card reserves, net....         --    1,187,502                 1,187,502
 Other current assets.........         --        3,220                     3,220
                                ---------- -----------  -----------  -----------
  Total Current Assets........   2,408,366   2,797,401     (100,000)   5,105,767
Property and equipment, net...     170,561     774,862                   945,423
Goodwill, net.................         --      588,544   31,155,005   31,743,549
Other intangible assets, net..                            2,660,000    2,660,000
Contract receivables--long-
 term, net....................   2,542,503         --                  2,542,503
Retainage receivables--long-
 term, net....................     567,461         --                    567,461
Deposits......................      24,118         --                     24,118
Deferred tax asset............     534,000         --                    534,000
Trade receivables, net........         --      900,198                   900,198
Other assets, net.............         --      993,992     (499,431)     494,561
Investment in Netgateway
 Inc..........................         --          --    (7,103,867)         --
                                                          7,103,867
                                ---------- -----------  -----------  -----------
                                $6,247,009 $ 6,054,997  $33,215,574  $45,517,580
                                ========== ===========  ===========  ===========
LIABILITIES AND EQUITY
Current liabilities:
 Accounts payable.............  $   60,223 $ 2,663,066  $ 1,400,000  $ 4,123,289
 Accrued expenses.............     234,716   1,646,933                 1,881,649
 Income taxes payable.........     690,000         --                    690,000
 Bank overdraft...............         --      666,683                   666,683
 Loan from shareholders.......      12,200     490,000                   502,200
 Capital lease--current
  portion.....................         --       37,802                    37,802
 Notes payable--current.......         --       97,779      400,000      497,779
 Loan payable.................         --      100,000                   100,000
 Other current liabilities....         --      423,578                   423,578
 Current portion of deferred
  revenue.....................         --    5,618,849                 5,618,849
 Convertible debenture........         --    2,405,062   (2,405,062)         --
                                ---------- -----------  -----------  -----------
  Total current liabilities...     997,139  14,149,752     (605,062)  14,541,829
 Deferred revenue, net current
  portion.....................         --      414,743                   414,743
 Convertible long term notes..         --      442,172     (442,172)         --
                                ---------- -----------  -----------  -----------
                                   997,139  15,006,667   (1,047,234)  14,956,572
                                ---------- -----------  -----------  -----------
 Minority interest............         --      355,159     (355,159)         --
Equity
 Common Stock.................      11,500      24,460        2,800       20,500
                                                              8,306
                                                              9,000
                                                            (35,566)
 Additional paid-in capital...      35,300  62,047,292    1,902,262   25,337,438
                                                          2,068,194
                                                            355,159
                                                         25,302,138
                                                        (66,372,907)
 Subscribed common stock......         --      398,200     (398,200)         --
 Deferred compensation........         --      (52,649)      52,649          --
 Accumulated other
  comprehensive loss..........         --       (4,902)       4,902          --
 Retained earnings............   5,203,070 (71,719,230)    (499,431)   5,203,070
                                                         (1,634,328)
                                                         73,852,989
                                ---------- -----------  -----------  -----------
  Total equity................   5,249,870  (9,306,829)  34,617,967   30,561,008
                                ---------- -----------  -----------  -----------
                                $6,247,009 $ 6,054,997  $33,215,574  $45,517,580
                                ========== ===========  ===========  ===========

                            CATEGORY 5 TECHNOLOGIES

     SUMMARY SELECTED UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                        For the Year Ended June 30, 2001

                            Category 5   Netgateway   Adjustments     Total
                            -----------  -----------  -----------  -----------
Revenues..................  $17,784,792  $43,000,533               $60,785,325
Cost of sales.............    7,777,857    8,425,575                16,203,432
                            -----------  -----------  -----------  -----------
    Gross profit..........   10,006,935   34,574,958          --    44,581,893
Selling, general and
 administrative expenses..    5,275,221   35,694,657      887,000   42,936,878
                                                        1,080,000
                            -----------  -----------  -----------  -----------
    Income from continuing
     operations...........    4,731,714   (1,119,699) (1,967,000)    1,645,015
Other income:
  Interest income
   (expense)..............       (1,674)      93,088                    91,414
  Other...................        4,271   (3,287,905)               (3,283,634)
                            -----------  -----------  -----------  -----------
                                  2,597   (3,194,817)         --    (3,192,220)
                            -----------  -----------  -----------  -----------
    Loss from continuing
     operations before
     income taxes.........    4,734,311   (4,314,516) (1,967,000)   (1,547,205)
(Provision) benefit for
 income taxes
  Current.................     (690,000)         --       690,000          --
  Deferred................      830,000          --      (830,000)         --
                            -----------  -----------  -----------  -----------
                                140,000          --      (140,000)         --
                            -----------  -----------  -----------  -----------
    Net income (loss) from
     continuing
     operations...........  $ 4,874,311  $(4,314,516) $(2,107,000)  (1,547,205)
                            ===========  ===========  ===========  ===========
Weighted average common
 shares outstanding,
 basic....................    9,212,329   22,279,650                18,212,329
                            -----------  -----------  -----------  -----------
Income (loss) per share
 from continuing
 operations, basic........  $      0.53  $     (0.19)              $     (0.08)
                            ===========  ===========  ===========  ===========

                      COMPARATIVE MARKET PRICE INFORMATION

Comparative Market Price Data

  The following table presents trading information for Category 5 Technologies common stock on the National Association of Securities Dealers OTC Electronic Bulletin Board and Netgateway common stock on the National Association of Securities Dealers OTC Electronic Bulletin Board on October 24, 2001. October 24, 2001 was the last full trading day prior to our announcement of the signing of the merger agreement. October 31, 2001 was the last trading day for which it was practicable to include information in this proxy statement/prospectus. You are urged to obtain current market quotations for the Category 5 Technologies common stock and the Netgateway common stock.

                                                Category 5
                                               Technologies       Netgateway
                                               Common Stock      Common Stock
                                             ----------------- -----------------
                                              Bid   Ask  Close  Bid   Ask  Close
                                             ----- ----- ----- ----- ----- -----
   October 24, 2001......................... $3.70 $4.84 $4.84 $0.42 $0.45 $0.42

  On October 31, 2001 there were approximately 100 holders of record of Category 5 Technologies common stock and approximately 605 holders of record of Netgateway common stock.

Historical Market Price Data for Category 5 Technologies

  Category 5 Technologies common stock is listed on the National Association of Securities Dealers OTC Electronic Bulletin Board under the symbol "CFVT." The table below sets forth for each of the calendar quarters indicated, the bid and asked prices per share of Category 5 Technologies common stock on the National Association of Securities Dealers OTC Electronic Bulletin Board. Prior to the reverse acquisition by Category 5 Technologies of ePenzio, Inc., on May 29, 2001, ePenzio declared and paid cash dividends on its common stock in the amounts of $484,348, $822,005 and $627,929 for the six months ended June 30, 2001 and for the years ended December 31, 2000 and 1999, respectively, which is equivalent to $0.05, $0.09 and $0.07 per share, respectively, based on the basic weighted average number of shares outstanding during those periods. However, since May 29, 2001, Category 5 Technologies has not declared or paid any cash dividends on its common stock. Category 5 Technologies' common stock has not traded during the period of January 1, 1998 to March 31, 2001.

                                                          Calendar Quarter
                                                        ---------------------
                                                        1st  2nd   3rd   4th
                                                        --- ----- ----- -----
   Stock prices:
     2001 High Ask..................................... --  $1.94 $2.19 $5.25(1)
     Low Bid........................................... --   0.06  .025  2.20(1)

     2000 High Ask..................................... --    --    --    --
     Low Bid........................................... --    --    --    --

     1999 High Ask..................................... --    --    --    --
     Low Bid........................................... --    --    --    --

     1998 High Ask..................................... --    --    --    --
     Low Bid........................................... --    --    --    --

--------
(1) Through October 31, 2001.

  These bid prices indicate the prices that a market maker is willing to pay. These quotations do not include retail markups, markdowns or other fees and commissions and may not represent actual transactions.

Historical Market Price Data for Netgateway

  Netgateway's common stock has traded on the National Association of Securities Dealers OTC Electronic Bulletin Board since January 10, 2001 under the symbol "NGWY." Between November 18, 1999 and January 9, 2001, Netgateway's common stock traded on The Nasdaq National Market under the symbol "NGWY." From June 2, 1998 until November 18, 1999, Netgateway's common stock traded on the National Association of Securities Dealers OTC Electronic Bulletin Board under the symbol "NGWY." The following table sets forth the range of high and low bid prices as reported on The Nasdaq National Market or National Association of Securities Dealers OTC Electronic Bulletin Board, as applicable, for the periods indicated.

                                                        Calendar Quarter
                                                   --------------------------
                                                    1st   2nd    3rd    4th
                                                   ----- ------ ------ ------
   Stock prices:
     2001 High Ask................................ $2.44 $ 1.00 $ 0.69 $ 0.75(1)
     Low Bid......................................  0.78   0.16   0.16   0.28(1)

     2000 High Ask................................ 11.88  11.56  13.38   9.17
     Low Bid......................................  6.50   5.13   7.94   1.59

--------
(1)  Through October 31, 2001.

  These bid prices indicated the prices that a market maker is willing to pay. These quotations do not include retail markups, markdowns or other fees and commissions and may not represent actual transactions.

                           COMPARATIVE PER SHARE DATA

  We have summarized below the per share information of Category 5 Technologies and Netgateway on a historical, pro forma combined and pro forma equivalent basis. The information should be read in conjunction with the historical financial statements and related notes to those financial statements of Category 5 Technologies and Netgateway that are included elsewhere in this proxy statement/prospectus.

  You should be aware that this pro forma information may not be indicative of what actual results will be in the future or what the results would have been for the periods presented.

                                   Year Ended
                                    June 30
                          ------------------------------
                             2001        2000      1999
                          ----------  ----------  ------
Netgateway Historical
  Loss per common share
   from continuing
   operations, basic....     $ (0.19)    $ (2.31)  (1.34)
  Loss per common share
   from continuing
   operations, diluted..       (0.19)      (2.31)  (1.34)
  Cash dividends
   declared per share,
   basic................         --          --      --
  Book value per
   share(1).............       (0.38)      (0.50)  (0.60)

                               Year Ended                    Six Month Transition
                               December 31                       Period Ended
                          ----------------------          ---------------------------
                             2000        1999             June 30, 2001 June 30, 2000
                          ----------  ----------          ------------- -------------
Category 5 Technologies
 Historical
  Income per common
   share from continuing
   operations, basic....  $     0.19  $     0.13             $ 0.46        $ 0.13
  Income per common
   share from continuing
   operations, diluted..        0.19        0.13               0.42          0.13
  Cash dividends
   declared per share,
   basic................        0.07        0.09               0.05          0.07
  Book value per
   share(1).............        0.16        0.00               0.46          0.11

                          Pro Forma Year Ended
                              June 30, 2001
                          ----------------------
Unaudited Pro Forma
 Combined
  Loss per common share
   from continuing
   operations, basic....              $    (0.08)
  Loss per common share
   from continuing
   operations, diluted..                   (0.08)
  Cash dividends
   declared per share,
   basic................                    0.06
  Book value per share..                    1.68

                                   Year Ended
                                    June 30
                          ------------------------------
                             2001        2000      1999
                          ----------  ----------  ------
Unaudited Netgateway Per
 Share Equivalent(2)
  Loss per common share
   from continuing
   operations, basic....  $    (1.05) $   (12.71) $(7.37)
  Loss per common share
   from continuing
   operations, diluted..       (1.05)     (12.71)  (7.37)
  Cash dividends
   declared per share,
   basic................         --          --      --
  Book value (deficit)
   per share............       (2.09)      (2.75)  (3.30)

--------
(1) Historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock outstanding at the end of each period.
(2) The equivalent pro forma share amounts of Netgateway are calculated by multiplying Netgateway's income per share and book value per share amounts by the exchange ratio of 0.181818.

                                  RISK FACTORS

  Category 5 Technologies urges you to carefully consider the risk factors set forth below, as well as the other information set forth in this proxy statement/prospectus, before voting in favor of approval of the merger. In addition, you are strongly urged to consider the risk factors set forth elsewhere in this proxy statement/prospectus. This proxy statement/prospectus contains forward-looking statements which involve risks and uncertainties. Category 5 Technologies' and Netgateway's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause these differences include, but are not limited to, the risk factors set forth below.

  By voting in favor of the merger, you will be choosing to invest in Category 5 Technologies common stock. An investment in Category 5 Technologies common stock involves a high degree of risk. In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, you should consider the risk factors set forth below.

Risk Factors Regarding the Merger

 You will receive 0.181818 shares of Category 5 Technologies common stock for each share of Netgateway common stock owned despite changes in the market value of Category 5 Technologies common stock or Netgateway common stock.

  Upon completion of the merger, each share of Netgateway common stock will be exchanged for 0.181818 shares of Category 5 Technologies common stock. There will be no adjustment for changes in the market price of either Category 5 Technologies common stock or Netgateway common stock. Category 5 Technologies and Netgateway are not permitted to abandon the merger nor is Netgateway permitted to resolicit the vote of its stockholders solely because of changes in the market price of Category 5 Technologies common stock. Accordingly, the specific dollar value of Category 5 Technologies common stock to be received upon completion of the merger will depend on the market value of Category 5 Technologies common stock at the time of completion of the merger. The share price of both Category 5 Technologies and Netgateway common stock is by nature subject to general fluctuations in the market for publicly traded securities and has experienced significant volatility and in addition there is only a very limited trading history for the common stock of Category 5 Technologies. No prediction can be made as to the market price of Category 5 Technologies common stock at the completion of the merger or as to the market price of Category 5 Technologies common stock after the completion of the merger.

 Netgateway officers and directors have conflicts of interest that may influence them to support or recommend the merger.

  The officers and directors of Netgateway participate in arrangements that provide them with interests in the merger that are different from, or are in addition to, yours. In particular, certain officers and employees of Netgateway may enter into employment agreements with Category 5 Technologies which will provide for, among other things, employment with Category 5 Technologies after the merger and other payments and benefits. Shelly Singhal is a Managing Director and Executive Vice President of SBI E-2 Capital, which has agreed to provide significant financial services to Category 5 Technologies prior to the completion of the merger. In addition the merger agreement provides that Donald Danks shall have the right to designate three directors to the board of directors of Category 5 Technologies for a period of three years, and that Category 5 Technologies will provide certain indemnification to the directors and officers of Netgateway. See the section entitled "The Merger--Interests of Certain Persons in the Merger" on page 54 for more information.

  As a result of these interests, these officers and directors could be more likely to support or recommend to Netgateway stockholders the approval of the merger than if they did not have these interests. Netgateway stockholders should consider whether these interests may have influenced these officers and directors to support or recommend the approval of the merger.

 Category 5 Technologies may have difficulty integrating Netgateway's operations and retaining important employees of Netgateway.

  There can be no guarantee that management will be able to successfully integrate Netgateway's employees and operations following the merger and there is the risk that Category 5 Technologies will be unable to retain all of Netgateway's key employees for a number of reasons. There also can be no assurance that any contemplated synergies from the integration of the businesses will be realized. The challenges involved in this integration include the following:

  .  the risk that the cultures of the companies will not blend;
  . obtaining synergies from the customer acquisition methodologies of the companies; and
  . obtaining synergies from the companies' product and service offerings effectively and quickly integrating technology, back office, human resources, accounting and financial systems.

  Neither Category 5 Technologies nor Netgateway has experience in integrating operations on the scale presented by the merger. The integration process will be complicated and will involve a number of special risks in addition to the challenges described above, including the possibility that management may be distracted from regular business operations. It is not certain that Category 5 Technologies and Netgateway can be successfully integrated in a timely manner or at all or that any of the anticipated benefits will be realized. Failure to effectively complete the integration could materially harm the business and operating results of the combined companies.

 The integration of Netgateway will require substantial time and effort of key managers of Category 5 Technologies, which could divert the attention of those managers from other matters.

  The merger will place significant demands on key managers of Category 5 Technologies. Managing the integration of the two companies and the growth of the Netgateway business may limit the time available for those managers of Category 5 Technologies to attend to other operational, financial and strategic issues.

 The merger of Netgateway with Category 5 Technologies may be viewed as disadvantageous by certain customers of Category 5 Technologies and Netgateway.

  Certain of Category 5 Technologies' and Netgateway's existing customers and other business partners may view the merger as disadvantageous to them. As a consequence, the future relationship with these persons could be adversely affected. The merger will require the consent of certain parties who have entered into contracts with Netgateway. There can be no assurance that such consents will be given and, if not given, that such contracts will not terminate.

 Following the merger, Category 5 Technologies may not be able to retain the employees of Netgateway or Category 5 Technologies.

  The success of Category 5 Technologies and Netgateway will be dependent in part on the retention and integration of management, technical, marketing, sales and customer support personnel. There can be no assurance that the companies will be able to retain such personnel or that the companies will be able to attract, hire and retain replacements for employees that leave following consummation of the Merger. The failure to attract, hire, retain and integrate such skilled employees could have a material adverse effect on the business, operating results and financial condition of Category 5 Technologies and Netgateway.

 Category 5 Technologies' operating results may suffer as a result of the accounting treatment of goodwill relating to its proposed combination with Netgateway.

  Under generally accepted accounting principles in the United States, Category 5 Technologies will account for the merger using the purchase method of accounting. Under purchase accounting, Category 5 Technologies will record the acquisition cost of Netgateway based on the market value of Category 5 Technologies common stock issued in connection with the merger, other consideration and the amount of direct transaction costs incurred in acquiring Netgateway. Category 5 Technologies will allocate the total cost to the fair value of individual tangible and intangible assets acquired and liabilities assumed from Netgateway, with the remaining cost being accounted for as goodwill. Under FASB 142 "Goodwill and other Intangible Assets," goodwill will not be amortized but will be evaluated for impairment each reporting period. As described in the Category 5 Technologies Unaudited Pro Forma Combined Condensed Financial Statements included in this proxy statement/prospectus, the amount of the excess purchase cost allocated to goodwill is estimated to be approximately $31.2 million. Should it be determined that the goodwill is impaired, the write down of goodwill may adversely affect Category 5 Technologies' results of operations in the foreseeable future, which could cause the market value of the combined company's common stock to decline.

 If the conditions to the merger are not met, the merger will not occur.

  Several conditions must be satisfied or waived to complete the merger. These conditions are described under "Conditions to Completion of the Merger" and in detail in the merger agreement. Category 5 Technologies and Netgateway cannot assure you that each of the conditions will be satisfied. If the conditions are not satisfied or waived, the merger will not occur or will be delayed, and Category 5 Technologies and Netgateway each may lose some or all of the intended benefits of the merger.

 If the merger is not completed, Category 5 Technologies' and Netgateway's stock prices and future business and operations could be harmed.

  If the merger is not completed, Category 5 Technologies and Netgateway may be subject to the following material risks:

  . Netgateway may be required to pay Category 5 Technologies a termination fee of $1.5 million;
  . the price of Category 5 Technologies or Netgateway common stock may decline to the extent that the current market prices of Category 5 Technologies and Netgateway common stock reflect a market assumption that the merger will be completed; and
  . Category 5 Technologies and Netgateway will incur significant costs related to the merger, such as legal, accounting and some of the fees and expenses of their financial advisors, which costs must be paid even if the merger is not completed.

  Further, with respect to Netgateway, if the merger is terminated and Netgateway's board of directors determines to pursue another merger or business combination, it is not certain that Netgateway will be able to find a partner willing to pay an equivalent or more attractive price than that which would be paid in the merger. In addition, while the merger agreement is in effect, and subject to limited exceptions described in this proxy statement/prospectus, Netgateway and its officers, board members and advisors are generally prohibited from soliciting, initiating or knowingly encouraging or entering into extraordinary transactions, such as a merger, sale of assets or other business combination, with any party other than Category 5 Technologies.

 The Merger will result in substantial costs whether or not completed.

  The merger will result in significant costs to Category 5 Technologies and Netgateway. Excluding costs associated with combining the operations of the two companies and severance benefits and costs associated with discontinuing some redundant business activities, direct transaction costs are estimated at approximately $1.4 million. These costs are expected to consist primarily of fees for investment bankers, attorneys, accountants, filing fees and financial printing. The aggregate amount of these costs may be greater than currently anticipated. A substantial amount of these costs will be incurred whether or not the merger is completed.

 The rights of the Netgateway stockholders will be effected by the merger.

  Stockholders of Netgateway, as of the effective time of the merger, will become holders of Category 5 Technologies common stock. Certain differences exist between the rights of stockholders of Netgateway under

Delaware law, the Netgateway Certificate of Incorporation and the Netgateway Bylaws, and the rights of stockholders of Category 5 Technologies under Nevada law, the Articles of Incorporation of Category 5 Technologies and the Bylaws of Category 5 Technologies. See "Comparison of Rights of Stockholders of Category 5 Technologies and Netgateway."

 The merger may have a dilutive effect to stockholders.

  Although the companies believe that beneficial synergies will result from the merger, there can be no assurance that the combining of the two companies' businesses, even if achieved in an efficient, effective and timely manner, will result in combined results of operations and financial condition superior to what would have been achieved by each company independently, or as to the period of time required to achieve such result. The issuance of Category 5 Technologies common stock in connection with the merger may have the effect of reducing Category 5 Technologies' net income per share from levels otherwise expected and could reduce the market price of the Category 5 Technologies common stock unless revenue growth or cost savings and other business synergies sufficient to offset the effect of such issuance can be achieved. See "Risk Factors Regarding Netgateway."

 The merger with Category 5 Technologies may create an opportunity loss for Netgateway as a stand-alone entity.

  As a consequence of the merger, Netgateway stockholders will lose the chance to invest in the development and exploitation of Netgateway's products on a stand-alone basis. It is possible that Netgateway, if it were to remain independent, could achieve economic performance superior to that which it could achieve as a subsidiary of Category 5 Technologies. Consequently, there can be no assurance that stockholders of Netgateway would not achieve greater returns on investment if Netgateway were to remain an independent company.

 Netgateway stockholders should not place undue reliance on forward-looking information.

  Information contained in this proxy statement/prospectus may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 which can be identified by the use of forward-looking terminology like "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "continue" or "pro forma" or the negative or other variations of those words or comparable terminology.

  All forward-looking statements contained in this proxy statement/prospectus are expressly qualified in their entirety by the cautionary statements set forth in this proxy statement/prospectus. Stockholders of Netgateway are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this proxy statement/prospectus. Except as required by law, neither Category 5 Technologies nor Netgateway undertakes any responsibility to update you on the occurrence of any anticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this proxy statement/prospectus.

Risk Factors Regarding Category 5 Technologies

 Category 5 Technologies cannot assure you that an active market will develop for its common stock.

  Currently, Category 5 Technologies has a public market for its common stock on the National Association of Securities Dealers OTC Electronic Bulletin Board. However, historically, there has been only limited trading in Category 5 Technologies common stock on the OTC Bulletin Board, and there can be no assurance that active trading in Category 5 Technologies common stock will develop or be sustained in the future. If active trading for Category 5 Technologies common stock were to develop, the stock might trade at prices that may be significantly affected by various factors such as economic forecasts, financial market conditions, reorganizations, acquisitions and quarterly variations in Category 5 Technologies' results of operations.

 Market price of Category 5 Technologies common stock will likely be volatile for the foreseeable future.

  The market price of Category 5 Technologies common stock is expected to be volatile for the foreseeable future. Category 5 Technologies believes that factors such as quarterly fluctuations in results of operations, Category 5 Technologies' announcements of new products and services, acquisitions and other strategic relationships and changes in either Category 5 Technologies' earnings estimates or investment recommendations by stock market analysts may cause the market price of Category 5 Technologies stock to fluctuate, perhaps substantially. In addition, recently the stock market in general, and the shares of companies in the technology sector in particular, have experienced extreme price fluctuations, and such extreme price fluctuations may continue. These broad market and industry fluctuations may adversely affect the market price of Category 5 Technologies common stock.

 Future losses could impair Category 5 Technologies' ability to raise capital or borrow money and consequently affect its stock price.

  Although Category 5 Technologies recorded net income of approximately $4.3 Million for the six months ended June 30, 2001, and net income of $1.7 Million for the twelve months ended December 31, 2000, Category 5 Technologies cannot assure you that it will be profitable in future periods. Losses in future periods could impair Category 5 Technologies' ability to raise additional capital or borrow money as needed and could decrease its stock price.

 The SEC imposes certain regulations specific to "penny stock."

  The SEC has promulgated regulations that generally define a "penny stock" to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require the delivery, by brokers and dealers, prior to any transaction in a penny stock, of a disclosure schedule prescribed by the SEC relating to the penny stock market as well as additional information specifically related to the transaction in which penny stock is or may be traded. In addition, monthly statements must be sent by brokers and dealers disclosing recent price information for the penny stock held in an investor's account and information on the limited market in penny stocks. Category 5 Technologies' common stock currently falls within the SEC's definition of a penny stock; therefore, the trading market for the common stock may be substantially limited.

 Category 5 Technologies may not pay dividends.

  Category 5 Technologies does not anticipate paying cash dividends on its common stock in the foreseeable future. In addition, Category 5 Technologies' current Business Loan Agreement with Zions First National Bank, and Category 5 Technologies' future credit facilities and debt instruments may, restrict its ability to pay cash dividends on its common stock. Moreover, Category 5 Technologies is a holding company, and Category 5 Technologies' ability to pay dividends is dependent upon the receipt of distributions from Category 5 Technologies' direct and indirect subsidiaries.

 A change of control may be difficult.

  Category 5 Technologies' Amended and Restated Articles of Incorporation, as corrected, contains, among other things, provisions authorizing the issuance of "blank check" preferred stock. Category 5 Technologies is also subject to provisions of Nevada law which may affect certain merger and other change of control transactions. These provisions could delay, deter or prevent a merger, consolidation, tender offer, or other business combination or change of control involving Category 5 Technologies that some or a majority of its stockholders might consider to be in their best interests.

  Specifically, Category 5 Technologies may become subject to certain provisions of the Nevada Revised Statutes which provide that any person who acquires, or who proposes to acquire, 20% or more of the outstanding voting securities of a Nevada corporation will have only those voting rights with respect to the acquired shares that are specifically provided by resolution of the disinterested stockholders during a meeting of such stockholders. This could deprive stockholders of Category 5 Technologies of opportunities to realize takeover premiums for their shares or their advantages that large accumulations of stock would provide because anyone interested in acquiring Category 5 Technologies could only do so with the cooperation of a majority of the stockholders of Category 5 Technologies. Immediately following the merger, officers, directors, and affiliates of Category 5 Technologies will own approximately 55.1% of the outstanding common stock of Category 5 Technologies.

 The sale of a substantial number of shares of Category 5 Technologies common stock in the public market could adversely affect the market price of Category 5 Technologies common stock.

  Sales, or the expectation of sales, of a substantial number of shares of Category 5 Technologies common stock, including shares issuable upon exercise or conversion of outstanding options or warrants, could adversely affect the prevailing market price of Category 5 Technologies common stock.

 Category 5 Technologies may issue preferred stock or additional shares of common stock, which would potentially dilute the ownership of Category 5 Technologies' investors.

  Category 5 Technologies authorized capital consists of 125,000,000 shares of Common Stock, par value $0.001 per share and 25,000,000 shares of preferred stock, par value $0.001 per share. As of the date of this proxy statement/prospectus, 12,200,000 shares of common stock were issued and outstanding, and 4,600,350 shares were reserved for issuance pursuant to the exercise of stock options and warrants. Currently, Category 5 Technologies' board of directors has authority, without action or vote of the stockholders, to issue all or part of the authorized but unissued shares. Any such issuance will dilute the percentage ownership of stockholders and may further dilute the book value of Category 5 Technologies common stock. Such issuances could further dilute the value of the common stock, and may affect Category 5 Technologies' ability to obtain funding through the sale of securities in the future.

 Category 5 Technologies is subject to compliance with securities laws, which exposes it to potential liabilities.

  Historically, Category 5 Technologies has offered and sold some of Category 5 Technologies common stock to investors pursuant to certain exemptions from the registration requirements of the Securities Act of 1933, as well as those of various state securities laws. The basis for relying on such exemptions are factual; that is, the applicability of such exemptions depends upon Category 5 Technologies' conduct and that of those persons contacting prospective investors and making the offering. In addition, Category 5 Technologies has not received a legal opinion to the effect that any of Category 5 Technologies' prior offerings were exempt from registration under any federal or state law. Instead, Category 5 Technologies has relied upon the operative facts as documented by it as the basis for such exemptions, including information provided by investors themselves.

  If any prior offering did not qualify for such exemption, an investor would have the right to rescind its purchase of the securities if it so desired. Since compliance with these exemptions is highly technical and quite difficult, it is possible that if an investor should seek rescission, such investor would succeed. A similar situation prevails under state law in those states where the securities may be offered without registration in reliance on the partial preemption from the registration or qualification provisions of such state statutes under the National Securities Markets Improvement Act of 1996, which does not preempt compliance with certain filing and notice requirements and other conditions that rarely, but in some instances, must be satisfied prior to making an offer in a specific state. If investors were successful in seeking rescission, Category 5 Technologies would face severe financial demands that could adversely affect it and, thus, the nonrescinding investors.

  Additionally, if Category 5 Technologies did not qualify for the exemptions upon which Category 5 Technologies has relied, Category 5 Technologies may become subject to significant fines and penalties imposed by the Commission under the Securities Act.

 Category 5 Technologies' business strategies and financial projections are based on various factors and assumptions, which may prove to be incorrect.

  This proxy statement/prospectus describes Category 5 Technologies' business strategy and plans. Such information has been prepared by Category 5 Technologies and is based on a number of variables, hypotheticals and assumptions about various matters, including the following:

  . General Internet industry information from third-party sources, including information respecting level of usage, continued growth, security protocol development, and other matters;

  . Expectations of management regarding managerial and financial resources available to Category 5 Technologies;

  .  Anticipated results of advertising and marketing activities;

  .  Estimates of market size and characteristics;

  .  Competitive conditions;

  .  Future capital requirements; and

  .  Rates of growth.

  Such information is based on present circumstances, third party data believed reliable but not fully verified or verifiable by management, Category 5 Technologies' estimates, and on events that have not occurred, which may not occur, or which may occur with different sequences and consequences from those now assumed or anticipated. All such information, estimates, and projections must be considered in light of the emerging nature of the Internet industry and the uniqueness of Category 5 Technologies' business plan and strategy. If investors were to consult with their own advisors or other industry experts, it should be expected that their views may differ from those set forth herein. No assurance can be given that all material assumptions have been considered. No representation or warranty of any kind is made by Category 5 Technologies, and none should be inferred, respecting the future accuracy or completeness of such forward-looking material.

 Category 5 Technologies must successfully implement its marketing and business strategy in order to generate sales.

  Category 5 Technologies intends to advertise to potential clients through a variety of distribution channels, such as seminars, print and Internet media advertising, direct marketing campaigns, cold calling, and co-marketing arrangements with key industry partners. If these distribution channels prove more costly or less effective than anticipated, Category 5 Technologies' growth and ability to generate revenues would be adversely affected.

  Category 5 Technologies' continued success depends on Category 5 Technologies' ability to compete in an industry that is highly competitive, with rapid technological advances and constantly improving products in both price and performance. As most market areas in which Category 5 Technologies operate continue to grow, Category 5 Technologies is experiencing increased competition, and expects this trend to continue. Under Category 5 Technologies' current competitive strategy, Category 5 Technologies endeavors to remain competitive by growing existing businesses, developing new businesses internally, selectively acquiring businesses, increasing efficiency, improving access to new markets, and reducing costs. Although Category 5 Technologies' executive management team and board of directors continue to review and monitor Category 5 Technologies' strategic plans, Category 5 Technologies has no assurance that Category 5 Technologies will be able to continue to follow Category 5 Technologies' current strategy or that this strategy will be successful.

 Category 5 Technologies cannot accurately predict its future revenues.

  There can be no assurance that Category 5 Technologies will be able to generate significant revenues or that it will achieve or maintain profitability, or generate revenues from operations in the future. Category 5

Technologies anticipates that subscription revenues will constitute a significant portion of Category 5 Technologies' revenues for the foreseeable future. Category 5 Technologies believes that its success will depend upon its ability to generate and retain new merchant subscribers, which cannot be assured and, in many circumstances, will be beyond Category 5 Technologies' control. Category 5 Technologies' ability to generate subscribers will depend on a variety of factors, including:

  . Category 5 Technologies' sales and marketing efforts as well as the co-marketing efforts of its strategic partners;
  . the reliability and cost-effectiveness of Category 5 Technologies' services;
  . the level and growth of use of the Internet; and . customer service and support.

  Because of Category 5 Technologies' recent rapid growth and the ongoing evolution of its business model, Category 5 Technologies does not have historical financial data on which to base planned operating expenses. Category 5 Technologies may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues. Therefore, any significant shortfall of demand for Category 5 Technologies' Internet services in relation to the expectations forecast by Category 5 Technologies would have an immediate adverse impact on Category 5 Technologies' business, operating results and financial condition.

 Category 5 Technologies expects its operating results to fluctuate, which makes it difficult to predict future performance.

  Category 5 Technologies expects a portion of its revenue stream to come from set-up and other fees charged to new customers, which will fluctuate in amount. Sign-up for Internet e-commerce services tends to be cyclical in nature. In addition, Category 5 Technologies could potentially experience significant fluctuations in future operating results caused by a variety of factors, many of which are outside of Category 5 Technologies' control, including:

  .  demand for and market acceptance of new Internet services;

  . the introduction or enhancement of Internet services or access by Category 5 Technologies or its competitors;

  .  capacity utilization;

  .  technical difficulties, system downtime, or Internet brownouts;

  .  fluctuations in data communications and telecommunications costs;

  .  subscriber retention;

  .  the timing and magnitude of capital expenditures and requirements;

  . costs relating to the expansion or upgrading of operations, facilities, and infrastructure;

  . changes in Category 5 Technologies' pricing policies and those of its competitors;

  .  changes in regulatory laws and policies; and

  . general economic conditions, particularly those related to the Internet industry.

  Because of the foregoing factors, Category 5 Technologies expects its future operating results to fluctuate. As a result of such fluctuations, it will be difficult to predict Category 5 Technologies' operating results. Period-to-period comparisons of operating results are not necessarily meaningful and should not be relied upon as an indicator of future performance. In addition, a relatively large portion of Category 5 Technologies' expenses will be fixed in the short-term, particularly with respect to data communications and telecommunications costs, depreciation, real estate and personnel. Therefore, Category 5 Technologies' future operating results will be particularly sensitive to fluctuations in revenues because of these and other short-term fixed costs.

 There are low barriers to entry in Category 5 Technologies' market, which could result in increased competition in the future.

  The market for Internet-based services is relatively new, intensely competitive and rapidly evolving. There are minimal barriers to entry, and current and new competitors can launch new Internet products and services at a relatively low cost within relatively short time periods. Category 5 Technologies expects competition to persist and intensify and the number of competitors to increase significantly in the future. Should Category 5 Technologies seek in the future to attempt to expand the scope of its Internet services and product offerings, Category 5 Technologies will compete with a greater number of Internet companies. Because the operations and strategic plans of existing and future competitors are undergoing rapid change, it is difficult for Category 5 Technologies to anticipate which companies are likely to offer competitive products and services in the future.

 The intense competition in Category 5 Technologies' industry could reduce or eliminate the demand for its services.

  The market for Category 5 Technologies' services is intensely competitive and subject to rapid technological change. Category 5 Technologies expects competition to intensify in the future. Category 5 Technologies' primary source of competition comes from developers of other systems for merchant account setup and e-commerce processing. In addition, other companies may enter the market for Category 5 Technologies' services. Category 5 Technologies' current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with other e-commerce service providers, thereby increasing the ability of their services to address the needs of Category 5 Technologies' prospective customers.

 Category 5 Technologies will rely on certain key co-marketing alliances to generate clients, end-users, and revenue.

  Category 5 Technologies has entered into certain key co-marketing arrangements with strategic partners in order to leverage off the industry and marketing expertise of such partners. Category 5 Technologies expects that revenues generated from the sale of Category 5 Technologies' products and services through such strategic co-marketing arrangements will account for a significant portion of its revenues for the foreseeable future. Some of these arrangements provide, for the co-marketing partner, certain exclusive rights to co-market Category 5 Technologies' services in a particular industry, which might hinder it from directly contacting potential clients in such industry. Category 5 Technologies' arrangements with these co-marketing partners are relatively new and have not yet generated material revenues. There can be no assurance that such arrangements will be successful in generating such revenues. Further, if a co-marketing relationship is terminated, Category 5 Technologies may be unable to replace such relationship with other alliances that have comparable customer bases and user demographics.

 Category 5 Technologies is dependent upon certain relationships with third parties, the loss of which may be detrimental to its operations.

  Category 5 Technologies is dependent upon certain banking relationships as well as strategic relationships with third parties who provide payment gateways to all Category 5 Technologies' customers. Failure of these financial institutions and third parties to continue to provide services in a satisfactory way to Category 5 Technologies' customers could result in Category 5 Technologies' loss of the business of the merchants to whom it sells products and services. If these financial institutions and third parties do not continue to provide services to Category 5 Technologies' customers, Category 5 Technologies may not be able to find other third party service providers. In that instance, Category 5 Technologies' customers may terminate their agreements and move their business to Category 5 Technologies' competitors, which could have a significant effect on Category 5 Technologies' revenues and earnings.

 Category 5 Technologies' sales may suffer if it loses certain outside referral sources.

  Category 5 Technologies currently derives a significant portion of its customer referrals from a single outside source. While Category 5 Technologies does not believe that this source is irreplaceable, the loss of this referral source could have a material adverse effect on its business, financial condition and results of operations. During the six months ended June 30, 2001, and the twelve months ended December 31, 2000, this outside referral source provided customer referrals which generated in excess of 60% and 88%, respectively, of Category 5 Technologies' gross revenues. Although Category 5 Technologies is in the process of limiting Category 5 Technologies' reliance upon this outside source for customer referrals, Category 5 Technologies anticipates that a majority of Category 5 Technologies' referrals will be generated by this source for the foreseeable future. Category 5 Technologies has no assurance that referrals from this outside source will continue to reach or exceed historical levels in the future.

 Category 5 Technologies is subject to risks associated with research and development of new products.

  In order to remain competitive and continue to increase Category 5 Technologies' revenues, Category 5 Technologies must update its products and services, a process which could result in increased research and development costs in excess of historical levels and the loss of revenues and customers if the new products and services do not perform as intended or are not acceptable in the marketplace. The electronic payments market in which Category 5 Technologies competes is characterized by technological change, new product introductions, evolving industry standards and changing customer needs. Category 5 Technologies' market experiences rapid technological change. Any delay in the delivery of new products or services could render them less desirable by Category 5 Technologies' customers, or possibly even obsolete.

 Category 5 Technologies may not adequately manage its growth and expansion.

  Category 5 Technologies has recently experienced a period of rapid growth. This growth might continue at a substantial rate as Category 5 Technologies seeks to expand its operations and begin generating increased revenues. If Category 5 Technologies is not able to manage this growth, its business and results of operations will likely suffer. To manage growth effectively, Category 5 Technologies must:

  .  expand its operating and financial procedures and controls;

  . replace or upgrade its operational, financial and management information systems;

  .  attract, train, motivate, manage, and retain key employees;

  .  expand its infrastructure;

  . enter into strategic relationships and agreements with vendors and co-marketers; and

  . increase substantially the size of the sales, marketing, customer development; and customer service departments.

There can be no assurance that Category 5 Technologies will be successful in evaluating its growth requirements to address these risks.

 Some of Category 5 Technologies' competitors are larger and have greater financial and operational resources which may give them an advantage in Category 5 Technologies' market.

  Many of Category 5 Technologies' competitors are larger than Category 5 Technologies and have greater financial and operational resources than Category 5 Technologies. This may allow them to offer better pricing terms to customers in the industry, which could result in a loss of Category 5 Technologies' potential or current customers or could force Category 5 Technologies to lower its prices as well. Either of these actions could have a significant effect on Category 5 Technologies' revenues. In addition, Category 5 Technologies' competitors may have the ability to devote more financial and operational resources than Category 5 Technologies can to the development of new technologies that provide improved operating functionality and features to their product and service offerings. If successful, their development efforts could render Category 5 Technologies' product and services offerings less desirable to customers, again resulting in the loss of customers or a reduction in the price Category 5 Technologies can demand for its offerings.

 Category 5 Technologies may become subject to additional U.S. state taxes that cannot be passed through to Category 5 Technologies' merchant customers, in which case Category 5 Technologies' profitability could be adversely affected.

  Transaction processing companies like Category 5 Technologies may be subject to taxation by various U.S. states on certain portions of Category 5 Technologies' fees charged to customers for Category 5 Technologies' services. Application of this tax is an emerging issue in Category 5 Technologies' industry and the states have not yet adopted uniform regulations on this topic. If Category 5 Technologies is required to pay such taxes and is not able to pass the tax expense through to Category 5 Technologies' merchant customers, Category 5 Technologies' operating costs will increase, reducing its profit margin.

 Category 5 Technologies may become subject to government regulation and legal uncertainties that could substantially impair its growth or expose it to unanticipated liabilities.

  The adoption and interpretation of any future or currently existing regulations might have a negative impact on Category 5 Technologies' business. The Internet industry is relatively new. The applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. Due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, content, copyrights, pricing of products and services, taxation, advertising, intellectual property rights, information security, distribution and characteristics and quality of products and services. Any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to Category 5 Technologies' business, or the application of existing laws and regulations to the Internet and other online services could have a material adverse effect on Category 5 Technologies' business, prospects, financial condition and results of operations.

  The growth and development of the market for online commerce may prompt more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations, possibly including the taxation of Internet services and transactions, may decrease the growth of use of the Internet or other online services generally and could decrease the acceptance of the Internet as a communications and commercial medium, which could, in turn, decrease the demand for Category 5 Technologies' products and services and/or increase Category 5 Technologies' cost of doing business, or otherwise have an adverse effect on Category 5 Technologies' business, prospects, financial condition and results of operations.

 The international market for Category 5 Technologies' future products and services is unproven and the revenue generated by any future international operations may not be adequate to offset the expense of establishing and maintaining those operations.

  Category 5 Technologies' long-term strategy includes a plan to expand Category 5 Technologies' services into international markets. The international market for Internet service providers and Category 5 Technologies' business model, products and services is unproven. Therefore, Category 5 Technologies cannot assure you that it will be able to market, sell and provide its Internet services successfully outside the United States. Category 5 Technologies could suffer significant operating losses if the revenue generated by any international operations is not adequate to offset the related expense.

 Category 5 Technologies needs to hire and retain qualified personnel to sustain its business.

  Category 5 Technologies is currently managed by a small number of key management and operating personnel. Category 5 Technologies does not have term employment agreements with most of Category 5 Technologies' employees. Nor does Category 5 Technologies maintain "key man" insurance on any employees. Category 5 Technologies' future success depends, in part, on the continued service of Category 5 Technologies' key executive, management, and technical personnel, many of whom have only recently been hired, and Category 5 Technologies' ability to attract highly skilled employees. If any key officer or employee were unable or unwilling to continue in his or her present position, Category 5 Technologies' business could be harmed. From time to time, Category 5 Technologies has experienced, and it expects to continue to experience, difficulty in hiring and retaining highly skilled employees. Competition for employees in Category 5 Technologies' industry is intense. If Category 5 Technologies is unable to retain Category 5 Technologies' key employees or attract, assimilate or retain other highly-qualified employees in the future, that may have a material adverse effect on Category 5 Technologies' business and results of operations.

 Category 5 Technologies is dependent on the continued participation of certain key executives and personnel to effectively execute its business plan and strategies and Category 5 Technologies must effectively integrate its management team.

  Category 5 Technologies' performance is substantially dependent on the continued services of the members of Category 5 Technologies' management team, as well as on its ability to retain and motivate Category 5 Technologies' officers and key employees. Category 5 Technologies' future success also depends on its continuing ability to attract and retain highly qualified technical and managerial personnel. The market for highly qualified personnel is very competitive. There can be no assurance that Category 5 Technologies will be able to retain Category 5 Technologies' existing employees or that it will be able to attract, assimilate or retain sufficiently qualified personnel in the future. The inability to attract and retain the necessary technical, managerial, design, editorial, sales and marketing personnel could have a material adverse effect on Category 5 Technologies' business, financial condition and operating results.

  Category 5 Technologies depends on the ability of its management team to effectively execute Category 5 Technologies' business plan and strategies. During the last several months, Category 5 Technologies has significantly expanded its managerial, technical, financial, marketing, operations, and customer service departments and has hired many of its key employees and executives. Some of these key employees and executives have no prior senior management experience in public companies. Because many members of Category 5 Technologies' management team have worked together only for a short period of time, Category 5 Technologies must integrate these key executives and other employees into its operations. If the management group is unable to effectively integrate its activities, or if Category 5 Technologies is unable to integrate new employees into its operations, Category 5 Technologies' business plan and strategies will not be effectively executed and Category 5 Technologies' operations could suffer.

 Future acquisitions may be unsuccessful, result in disruptions to Category 5 Technologies' business or distractions of its management due to difficulties in assimilating acquired personnel and operations, or strain or divert Category 5 Technologies' resources from more profitable operations.

  Category 5 Technologies may acquire complementary businesses or technologies. If Category 5 Technologies pursues any such acquisition, Category 5 Technologies' ongoing business may be disrupted and management's attention and resources may be diverted from other business concerns. Such acquisitions may result in Category 5 Technologies' entering into markets or market segments in which it has limited prior experience. Further, any such acquisition transaction may be expensive, time-consuming, and complicated. Acquisitions involve a number of special risks, including failure of management to integrate the acquired business into themselves, failure to retain key personnel of the acquired business, and risks associated with unanticipated events or liabilities, some or all of which could have a material adverse effect on Category 5 Technologies' business, financial condition, and results of operations.

  Category 5 Technologies intends to consider acquisitions, alliances, and transactions involving other companies that could complement Category 5 Technologies' existing business. However, Category 5 Technologies may not be able to identify suitable acquisition parties, joint venture candidates, or transaction counterparties. Also, even if Category 5 Technologies can identify suitable parties, Category 5 Technologies may not be able to obtain the financing necessary to complete any such transaction or consummate these transactions on terms that it finds favorable.

 The demand for Category 5 Technologies' services could be negatively affected by a reduced growth of e-commerce or delays in the development of the internet infrastructure.

  Category 5 Technologies' growth generally depends on the growing use and acceptance of the Internet as a medium of commerce by merchants and customers. Rapid growth in the use of and interest in the Internet is a relatively recent development. Category 5 Technologies cannot be certain that acceptance and use of the Internet will continue to develop or that a sufficiently broad base of merchants and consumers will adopt, and continue to use, the Internet as a medium of commerce. The development of the Internet as a commercial marketplace may occur more slowly than Category 5 Technologies anticipates for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. If the number of Internet users or their use of Internet resources continues to grow, it may overwhelm the existing Internet infrastructure and adversely affect the growth of the Internet as a marketplace. Delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity could also have a detrimental effect. These factors could result in slower response times or adversely affect usage of the Internet, ultimately resulting in lower numbers of e-commerce transactions and lower demand for Category 5 Technologies' services.

 Category 5 Technologies depends upon third parties to implement elements of its business.

  Category 5 Technologies depends substantially upon third parties for several critical elements of its business, including:

  .  Payment processing companies, for merchant settlement services;

  .  Telecommunication services;

  . Vendors of software and hardware for maintenance and upgrades of software, systems, and hardware used to deliver Category 5 Technologies products on the Internet;

  .  Finance companies; and

  .  Referrals.

Any loss or interruption of service by such providers and suppliers would have an adverse effect on Category 5 Technologies' business and prospects.

 Category 5 Technologies may be unable to raise necessary funds through future equity and/or debt financings.

  Category 5 Technologies anticipates that it will need to raise additional funds through additional equity and/or debt financings to meet its capital requirements. Category 5 Technologies may need to raise additional funds if Category 5 Technologies has underestimated its capital needs or if Category 5 Technologies incurs unexpected expenses. There can be no assurance that such financings will be available in amounts or on terms acceptable to Category 5 Technologies, if at all. Further, Category 5 Technologies' lack of tangible assets to pledge could prevent Category 5 Technologies from establishing debt-based sources of financing. The inability to raise all needed funding in potential offerings would adversely affect Category 5 Technologies' ability to successfully implement the objectives of Category 5 Technologies' business plan. There can be no assurance that Category 5 Technologies will be able to obtain additional debt or equity financing to meet Category 5

Technologies' current or future requirements on satisfactory terms, if at all. Failure to obtain sufficient capital could materially adversely affect Category 5 Technologies' business and results of operations.

 Category 5 Technologies' operations could be hurt by terrorist attacks and other activity that make air travel difficult or reduce the willingness of its target customers to attend group meetings.

  Category 5 Technologies relies on frequent presentations of its preview training sessions and Internet training workshops by a limited number of persons in various cities and these persons generally travel by air. In addition, these preview training sessions and Internet training workshops involve large groups of persons in upscale and sometimes marquis hotel facilities. Category 5 Technologies' business would be materially and adversely affected by air travel becoming less available due to significant cut backs in the frequency of service or significant increases in processing times at airports due to security or other factors or by air travel becoming unavailable due to governmental or other action as was the case during a brief period during September 2001. In addition, Category 5 Technologies' business would be materially and adversely affected if its target customers were to become fearful of attending large public meetings in large hotels.

Risk Factors Regarding Netgateway

 Netgateway has limited operating history and may not maintain profitability at the levels achieved during its past two fiscal quarters, or achieve full-year profitability.

  Given Netgateway's limited operating history, there is little operating and financial data about Netgateway, making evaluation of its business operations and prospects more difficult. Netgateway is subject to the risks, expenses and uncertainties frequently encountered by young companies operating exclusively in the new and rapidly-evolving markets for Internet products and services. During the past two quarters, Netgateway's profitability was based in large part on the benefit of deferred revenue which benefit will not extend at current levels beyond the second quarter of this fiscal year and does not contribute to Netgateway's cash flow. Successfully achieving Netgateway's strategic plan and achieving profitability in the year 2002 and future fiscal years depends on its ability to:

  . increase the number of workshops held without experiencing a reduction in the portion of attendees who purchase its products and services at the workshops;

  . successfully develop and sell additional products to its existing customers;

  . maintain and increase the levels of interest in being hosted on Netgateway Galaxy Mall;

  .  generate revenues through sales of third party products and services;
     and

  .  continue to identify, attract, retain and motivate qualified personnel.

  Furthermore, the growth of Netgateway business depends on factors outside Netgateway's control, including:

  . adoption by the market of the Internet, and more specifically, Netgateway as an effective provider of Internet based solutions;

  . continued acceptance by Netgateway target customers of a "clicks and mortar" strategy; and

  . acceptance of Netgateway basic outsourcing business model by our target customers.

 Netgateway has a capital deficit, Netgateway has a history of losses and Netgateway may in the future experience losses.

  Netgateway has incurred substantial losses in the past and may in the future incur additional losses. At June 30, 2001 and 2000, Netgateway had working capital deficits of $11,352,352 and $14,844,854, respectively. Netgateway's capital deficit was $9,306,829 and $10,776,300 at June 30, 2001 and June 30, 2000, respectively.

Netgateway generated revenues from continuing operations of $43,000,533 for the year ended June 30, 2001 and $22,149,649 for the year ended June 30, 2000. For the year ended June 30, 2001 and the year ended June 30, 2000, Netgateway incurred net losses of $3,638,736 and $44,108,429, respectively. For the year ended June 30, 2001 and the year ended June 30, 2000, Netgateway recorded negative cash flows from continuing operations of $7,347,123 and $16,439,729, respectively.

  Netgateway has historically invested heavily in sales and marketing, technology infrastructure and research and development and must continue to invest heavily in sales and marketing in connection with Netgateway's Galaxy Mall workshop business. As a result, Netgateway must generate significant revenues to achieve and maintain profitability. If Netgateway is able to increase revenue, then Netgateway expects its sales and marketing expenses, research and development expenses and general and administrative expenses will increase in absolute dollars and may increase as a percentage of revenues. In addition, Netgateway's results for fiscal 2001 were materially affected by a benefit of deferred revenue during the last two quarters, which benefit Netgateway anticipates will not extend at current levels beyond December 31, 2001 due to the change in product offerings and does not contribute to cash flow. As a result, Netgateway may not be able to achieve and maintain profitability for a complete fiscal year.

 Netgateway's auditors' report on the financial statements includes an explanatory paragraph with respect to substantial doubt existing about Netgateway's ability to continue as a going concern.

  Netgateway's financial statements include a note that indicates that Netgateway had losses from operations and a net capital deficit and that, accordingly, these matters raise substantial doubt about Netgateway's ability to continue as a going concern. Netgateway's financial statements do not include any adjustments that might result from this uncertainty.

 Netgateway's previous private placement may be subject to rescission rights.

  Netgateway's private placement conducted January-April 2001 to a group of Netgateway's then long-time stockholders who were accredited investors occurred in part while a dormant but not effective registration statement was on file with the SEC with respect to a public offering of its common stock by a third party deemed by current SEC interpretations to be an offering by Netgateway. Although Netgateway believes that these unregistered securities were issued pursuant to an available exemption under applicable securities laws, Netgateway is aware of current interpretations of securities regulators that are inconsistent with its view. If in fact Netgateway's interpretation is proven incorrect, then among other consequences, the purchasers of such securities would be entitled to exercise rescission rights with respect to their investment in Netgateway. If such rights were exercised by these investors, Netgateway would be liable to them in an amount equal to the total proceeds of such offering, $2,076,500, plus interest at rates determined by state statutes from the date of such offering to the date of payment. Netgateway believes that, if such an offer of rescission was made to these investors at this time, it would not be accepted. If Netgateway were required to make such an offer and it was accepted, then the required payments would exceed Netgateway's cash resources and require Netgateway to seek additional financing, most likely in the form of additional issuances of common stock, to make such payments and would materially and adversely effect Netgateway's financial condition.

 Netgateway's ability to use its net operating loss carryforwards has been reduced. This could adversely affect Netgateway's net income and cash flow.

  As of June 30, 2001, Netgateway had net operating loss carryforwards of approximately $44 million that expire between 2006 and 2021, which can be used to reduce Netgateway's future U.S. federal income tax liabilities. However, Netgateway's ability to use these loss carryforwards to reduce Netgateway's future U.S. federal income tax liabilities may already have been reduced as a result of previous ownership changes and will be reduced as a result of the merger since Netgateway will experience more than a 50% change in ownership within the meaning of Section 382 of the Internal Revenue Code. As a result of the loss restrictions of Section 382 Netgateway's future ability to use these carry forwards will be limited. Netgateway's earnings and cash resources may be materially and adversely affected by the loss restrictions of
Section 382. In addition to the Section 382 limitations, uncertainties exist as to the future utilization of the operating loss carryforwards under the criteria set forth under FASB Statement No. 109. Therefore, Netgateway has fully reserved the deferred tax asset at June 30, 2001.

 Netgateway's recent restructuring strained Netgateway's managerial, operational and financial resources.

  During the past twelve months Netgateway's business experienced many changes, including the relocation of its headquarters from Long Beach, California to Orem, Utah, a determination to focus Netgateway's business on its web sites and store front design hosting business and a number of changes in Netgateway's board of directors and executive officers, including the loss of five directors and two chief executive officers since November 2000. In addition, Netgateway's reduction in management personnel and administrative staff, its discontinuance of further development of Netgateway B2B and Cable Commerce divisions, its merger with Galaxy Enterprises, Inc. and the significant losses of its former B2B and Cable Commerce divisions, significantly strained operational and financial resources. Most recently, Netgateway has terminated the employment of 24 employees, representing 22% of its full-time work force in an effort to further reduce its operating costs and cash flow deficit. As a result, Netgateway would experience significant difficulty absorbing the impact of a material adverse event or group of insignificant minor adverse events.

 Netgateway depends on its senior management, and their loss or unavailability could put Netgateway at a serious disadvantage.

  Netgateway depends on the continued services of its key personnel, including the chief executive officer, president and chief operating officer, chief financial officer, chief technical officer and executive vice president-sales and marketing as well as the speakers at its web sites and store front design hosting business workshops and other key personnel of its Galaxy Mall subsidiary. Each of these individuals has acquired specialized knowledge and skills with respect to Netgateway's operations. As a result of the recent changes and financial difficulties Netgateway has experienced, Netgateway could face substantial difficulty in hiring qualified members of its senior executive staff. Netgateway expects that it will need to hire additional personnel in all areas if it is able to successfully execute Netgateway's strategic plan, particularly if Netgateway is successful in expanding its operations internationally. Competition for the limited number of qualified personnel in Netgateway's industry is intense. At times, Netgateway has experienced difficulties in hiring personnel with the necessary training or experience.

 The market for Netgateway's products and services is evolving and its growth is uncertain.

  The markets for Netgateway's products and services are continuing to evolve and are increasingly competitive. Demand and market acceptance for recently introduced and proposed new products and services and sales of them through Netgateway's proposed international operations are subject to a high level of uncertainty and risk. Netgateway's business may suffer if the market develops in an unexpected manner, develops more slowly than in the past or becomes saturated with competitors, if any new products and services do not sustain market acceptance or if Netgateway's efforts to expand internationally do not sustain market acceptance.

 Netgateway will require additional capital in order to sustain its business and execute its growth plan, which capital may not be available to Netgateway.

  Netgateway's workshop business model requires significant outlays of money in advance for directed sales and marketing expenses to obtain each new sale. This requires Netgateway to continue to make significant ongoing expenditures to cover these customer acquisition costs.

  Netgateway believes, based on its current strategic plan, that Netgateway will need substantial amounts of additional financing by the end of its quarter ending March 31, 2002. Netgateway's success in raising this capital will depend upon its ability to access equity capital markets and obtain working capital through sales of customer receivables. Netgateway may not be able to obtain additional funds on acceptable terms. If Netgateway fails to obtain funds on acceptable terms, Netgateway might be forced to delay or abandon some or all of its plans for growth, including the development of products, the financing of acquisitions, or the pursuit of business opportunities. If Netgateway issues securities for capital, the interests of investors and stockholders could be diluted.

 Netgateway may not have the resources to compete with other companies within its industry.

  Netgateway's competitors at any time could elect to focus additional resources in Netgateway target markets, which could materially and adversely affect Netgateway. Many of Netgateway's current and potential competitors have longer operating histories, larger customer bases, longer relationships with clients and significantly greater financial, technical, marketing and public relations resources than Netgateway. Competitors that have established relationships with large companies, but have limited expertise in providing Internet solutions, may nonetheless be able to successfully use their client relationships to enter Netgateway's target market or prevent Netgateway penetration into their client accounts. Netgateway believes its competitors may be able to adapt more quickly to new technologies and customer needs, devote greater resources to the promotion or sale of their products and services, initiate or withstand substantial price competition, take advantage of acquisition or other opportunities more readily or develop and expand their product and service offerings more quickly.

 Expansion into international markets and development of country-specific eCommerce products and services may be difficult or unprofitable.

  Netgateway currently does not have any international operations. However, Netgateway plans to expand its current operations into selected international markets. Netgateway's failure to establish successful operations and sales and marketing efforts in international markets would likely seriously harm the financial results of its operations.

  There are difficulties inherent in doing business in international markets such as:

  . cultural and other differences between the markets with which Netgateway is familiar and these international markets that could result in lower than anticipated attendance at its preview sessions and Internet training workshops and/or lower than anticipated sales;

  .  unproven markets for Netgateway services and products;

  . less developed distribution and payment mechanisms that may impede the growth of eCommerce;

  .  unexpected changes in regulatory requirements;

  .  potentially adverse tax environment;

  .  export restrictions and tariffs and other trade barriers;

  .  difficulties in staffing and managing foreign offices;

  . burdens of complying with applicable foreign laws and exposures to different legal standards; and

  .  fluctuations in currency exchange rates.

 Netgateway has experienced difficulty monetizing the customer receivables generated by its workshop business that may require it to raise additional working capital.

  One of the reasons that Netgateway has achieved its current level of sales at Internet training workshops is that it offers its customers a choice of payment options, including a lease and an installment payment plan. The lease arrangement is provided through a related third party, Electronic Commerce International, Inc. that pays

Netgateway an agreed amount at the time of sale for the products and services acquired by the customer, and Netgateway is in discussions with this related third party concerning the terms upon which this option will be made available to its customers in the future. The installment contracts are delivered to one of several third parties for servicing and thereafter Netgateway seeks to sell these contracts to the servicer and other third parties. Netgateway experienced difficulties during fiscal year 2001 in selling these installment contracts at historical levels, and a continuation or exacerbation of these conditions will require Netgateway to raise additional working capital to allow Netgateway to fund operations without liquidity being generated from selling these installment contracts. All of these leasing and installment contract arrangements are subject to termination at any time by notice to Netgateway. The arrangements for the sale of the installment contracts include a reserve account held by the purchaser of the contracts as security against defaults by the customer. As a result of financial difficulties experienced by one of these third party purchasers, there is a substantial risk that this third party may not be able to pay the amount due to Netgateway with respect to the reserve account as it becomes payable. Netgateway has therefore reserved against this item and may have to raise additional working capital to cover such a loss, should it materialize.

 Management beneficially owns approximately 13% of Netgateway common stock and their interests could conflict with other stockholders.

  Netgateway's current directors and executive officers beneficially own approximately 13% of Netgateway outstanding common stock. A majority of the outstanding shares of Netgateway's common stock are required to approve the merger. As a result, the directors and executive officers collectively may be able to substantially influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control.

 Netgateway's future success depends on continued growth in acceptance of the Internet as a business medium.

  In order for Netgateway to attain success, the Internet must continue to achieve widespread acceptance as a business medium. In addition, the businesses and merchants to whom Netgateway markets its products and services must be convinced of the need for an online eCommerce presence and must be willing to rely upon third parties to develop and manage their e-commerce offerings and marketing efforts. It remains uncertain whether a significant market for Netgateway products and services will grow or whether Netgateway products and services will become generally adopted. Netgateway's business model may not be successful and may need to be changed, and if Netgateway is not successful in responding to the evolution of the Internet and in tailoring Netgateway's product and service offerings to respond to this evolution, Netgateway's business will be materially and adversely affected.

 The Internet may become subject to U.S. and foreign government regulation, the impact of which is difficult to predict.

  Any existing or new legislation applicable to the Internet could expose Netgateway to substantial liability, including significant expenses necessary to comply with such laws and regulations. Few laws or regulations currently directly apply to the Internet. It is currently unclear what, if any, will be the potential impact on Internet usage generally and e-commerce in particular, of new or existing laws and regulations concerning such Internet-related issues as user privacy, defamation, pricing, advertising, taxation, gambling, sweepstakes, promotions, content regulation, national security, quality of products and services, and intellectual property ownership and infringement.

  Other nations have taken actions to restrict the free flow of material deemed to be objectionable on the Internet. The European Union has adopted privacy and copyright directives that may impose additional burdens and costs on Netgateway's proposed international operations and it has not yet completed an analysis of the impact of these and other laws, regulations and directives on Netgateway's proposed international operations. In addition, several telecommunications carriers, including America's Carriers' Telecommunications Association, are seeking to have telecommunications over the Web regulated by the FCC in the same manner as other telecommunications services. Many areas with high Internet use have experienced interruptions in phone service, and local telephone carriers, are seeking governmental action to regulate Internet service providers and online service providers and to impose access fees.

  A number of proposals have been made at the federal, state and local level that would impose additional taxes on the sale of goods and services over the Internet and certain states have taken measures to tax Internet-related activities. Foreign countries also may tax Internet transactions. The taxation of Internet-related activities could have the effect of imposing additional costs on companies that conduct business over the Internet. This, in turn, could lead to increased prices for products and services, which could decrease demand for Netgateway solutions.

 Netgateway operations could be hurt by terrorist attacks and other activity that make air travel difficult or reduce the willingness of its target customers to attend group meetings.

  Netgateway relies on frequent presentations of its preview training sessions and Internet training workshops by a limited number of persons in various cities and these persons generally travel by air. In addition, these preview training sessions and Internet training workshops involve large groups of persons in upscale and sometimes marquis hotel facilities. Netgateway's business would be materially and adversely affected by air travel becoming less available due to significant cut backs in the frequency of service or significant increases in processing times at airports due to security or other factors or by air travel becoming unavailable due to governmental or other action as was the case during a brief period during September 2001. In addition, Netgateway's business would be materially and adversely affected if its target customers were to become fearful of attending large public meetings in large hotels.

 Internet security issues pose risks to the development of e-commerce and Netgateway's business.

  Security and privacy concerns may inhibit the growth of the Internet and other online services generally, especially as a means of conducting commercial transactions. Processing eCommerce transactions involves the transmission and analysis of confidential and proprietary information of the consumer, the merchant, or both, as well as Netgateway's own confidential and proprietary information. Anyone able to circumvent security measures could misappropriate proprietary information or cause interruptions in Netgateway's operations, as well as the operations of the merchant. Netgateway may be required to expend significant capital and other resources to protect against security breaches or to minimize problems caused by security breaches. To the extent that Netgateway experiences breaches in the security of proprietary information which Netgateway stores and transmits, Netgateway's reputation could be damaged and Netgateway could be exposed to a risk of loss or litigation and possible liability.

 Netgateway depends upon proprietary intellectual property rights, none of which can be completely safeguarded against infringement.

  Netgateway is aware that third parties have, from time to time, copied significant portions of its directory listings for use in competitive Internet navigational tools and services. Netgateway relies upon copyright law, trade secret protection and confidentiality or license agreements with its employees, customers, business partners and others to protect Netgateway's proprietary rights, but Netgateway cannot guarantee that the steps it has taken to protect its proprietary rights will be adequate. Netgateway does not have any patents or significant trademarks, and effective trademark, copyright and trade secret protection may not be available in every country in which its products and media properties are distributed or made available through the Internet. In addition, while Netgateway attempts to ensure that Netgateway's licensees maintain the quality of its brand, these licensees may take actions that could materially and adversely affect the value of Netgateway proprietary rights or the reputation of Netgateway products and media properties.

 Netgateway may incur substantial expenses in defending against third-party patent and trademark infringement claims regardless of their merit.

  Netgateway intends to change its corporate name, Netgateway, Inc., to a new name in response to claims made by the holder of a registered trademark that the name and brand infringes their trademark, in which case Netgateway will incur costs to adopt and develop the new corporate identify.

  Netgateway is aware of lawsuits filed against certain of Netgateway's competitors regarding the presentment of advertisements in response to search requests on "keywords" that may be trademarks of third parties. It is not clear what, if any, impact an adverse ruling in these recently filed lawsuits would have on Netgateway. Many parties are actively developing search, indexing, e-commerce and other Web-related technologies. Netgateway believes that these parties will continue to take steps to protect these technologies, including seeking patent protection. As a result, Netgateway believes that disputes regarding the ownership of these technologies are likely to arise in the future.

  From time to time, parties may assert patent infringement claims against Netgateway in the form of letters, lawsuits and other forms of communications. Third parties may also assert claims against Netgateway alleging infringement of copyrights, trademark rights, trade secret rights or other proprietary rights or alleging unfair competition. If there is a determination that Netgateway has infringed third-party proprietary rights, Netgateway could incur substantial monetary liability and be prevented from using the rights in the future.

 Netgateway's operations, based in Utah, could be hurt by a natural disaster or other catastrophic event.

  Substantially all of Netgateway's network infrastructure is located in Utah, an area susceptible to earthquakes. Netgateway does not have multiple site capacity if any catastrophic event occurs and, although Netgateway does have a redundant network system, this system does not guarantee continued reliability if a catastrophic event occurs. Despite implementation of network security measures, Netgateway servers may be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with Netgateway computer systems. In addition, if there is a breach or alleged breach of security or privacy involving Netgateway services, or if any third party undertakes illegal or harmful actions using Netgateway community, communications or e-Commerce services, Netgateway's business and reputation could suffer substantial adverse publicity and impairment. Netgateway does not carry sufficient business interruption or other insurance at this time to compensate for losses that may occur as a result of any of these events.

 There are low barriers to entry into the e-Commerce services market and as a result Netgateway faces significant competition in a rapidly evolving industry.

  Netgateway has no patented, and only a limited amount of other proprietary, technology that would preclude or inhibit competitors from entering Netgateway's business. In addition, the costs to develop and provide e-Commerce services are relatively low. Therefore, Netgateway expects that Netgateway will continually face additional competition from new entrants into the market in the future. There is also the risk that Netgateway employees may leave and start competing businesses. The emergence of these enterprises could have a material adverse effect on Netgateway. Existing or future competitors may better address new developments or react more favorably to changes within Netgateway's industry and may develop or offer e-Commerce services providing significant technological, creative, performance, price or other advantages over the services that Netgateway offers.

 Netgateway's results for any interim periods cannot be relied upon as an indication of future performance. Fluctuations in Netgateway's operating results may affect Netgateway's stock price and ability to raise capital.

  You should not rely on Netgateway's results for any interim period as an indication of future performance. Quarter to quarter comparisons of Netgateway results of operations may not be meaningful as a result of (i)

Netgateway's limited operating history; (ii) the emerging nature of the markets in which Netgateway competes, and (iii) during the past two and next two fiscal quarters, a non-recurring benefit resulting from the recognition of deferred revenue. In addition, future results may fluctuate, causing Netgateway's results of operations to fall below the expectations of investors and potentially causing the trading price of Netgateway's common stock to fall, impairing Netgateway's ability to raise capital. Netgateway's quarterly results may fluctuate due to the following factors, among others:

  .Netgateway's ability to attract and retain clients;

  . one time events that negatively impact attendance and sales at Netgateway preview sessions and Internet training workshops;

  .  intense competition;

  . Internet and online services usage levels and the rate of market acceptance of these services for transacting commerce;

  . Netgateway's ability to timely and effectively upgrade and develop Netgateway systems and infrastructure;

  . Netgateway's ability to attract, train and retain skilled management, strategic, technical and creative professionals;

  . technical, legal and regulatory difficulties with respect to Netgateway workshop distribution channel and Internet use generally;

  . the availability of working capital and the amount and timing of costs relating to Netgateway's expansion; and

  . general economic conditions and economic conditions specific to Internet technology usage and e-Commerce.

                         CATEGORY 5 TECHNOLOGIES, INC.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

  The following unaudited pro forma combined condensed balance sheet as of June 30, 2001 is presented as though the entities had been combined on June 30, 2001 and the unaudited pro forma combined condensed statement of operations for the year ended June 30, 2001 is presented as though the entities had been combined since July 1, 2000. The financial statements aggregate the balance sheet and unaudited statement of operations of Category 5 Technologies as of June 30, 2001 and for the year then ended with the balance sheet and statement of operations of Netgateway as of June 30, 2001 and for the year then ended, giving effect to a proposed transaction wherein Category 5 Technologies acquires Netgateway by Category 5 Technologies issuing 9,000,000 shares of common stock in exchange for all of the issued and outstanding shares of Netgateway. The following unaudited pro forma combined condensed balance sheet and statements of operations used management assumptions and preliminary allocation of the purchase price and other amounts as described in the notes and the historical financial information available at June 30, 2001. The Category 5 Technologies Audited Financial Statements at June 30, 2001 include operations for the six months then ended as it was a transition report. The pro forma operations presented herein include the operations for the six months presented at June 30, 2001, plus the operations of Category 5 Technologies for the period July 1, 2000 through December 31, 2000. The format and amounts used in these unaudited pro forma combined condensed financial statements are based on those financial statements.

  The unaudited pro forma combined condensed financial statements are not necessarily indicative of the combined balance sheet and statements of operations which might have existed for the period indicated or the results of operations as they may be now or in the future.

  Certain financial statement balances of Netgateway have been reclassified to conform with the Category 5 Technologies financial statement presentation.

  The unaudited pro forma combined condensed financial information is presented for illustrative purposes only and does not purport to be indicative of the operating results or financial position that would have actually occurred if the transaction had been in effect on the dates indicated, nor is it necessarily indicative of future operating results or financial position of the merged companies. The pro forma adjustments are based on the information and assumptions available as of the date of this proxy statement/prospectus. The unaudited pro forma combined condensed financial statements do not give effect to any cost savings or synergies that may result from the integration of Category 5 Technologies' and Netgateway's operations.

                            CATEGORY 5 TECHNOLOGIES

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                              As of June 30, 2001

                            Category 5 Netgateway       Adjustments     Total
                            ---------- -----------      -----------  -----------
ASSETS
Current Assets
 Cash and cash
  equivalents.............  $  215,866 $   149,165    1 $  (100,000) $   265,031
 Receivables, net:           1,668,961   1,189,853                     2,858,814
 Common stock
  subscriptions
  receivables.............         --      107,000                       107,000
 Inventories..............         --       44,726                        44,726
 Prepaid expenses.........     227,539     115,935                       343,474
 Deferred taxes...........     296,000         --                        296,000
 Credit card reserves,
  net.....................         --    1,187,502                     1,187,502
 Other current assets.....         --        3,220                         3,220
                            ---------- -----------      -----------  -----------
  Total Current Assets....   2,408,366   2,797,401         (100,000)   5,105,767
Property and equipment,
 net......................     170,561     774,862                       945,423
Goodwill, net.............         --      588,544    4  31,155,005   31,743,549
Other intangible assets,
 net......................                            4   2,660,000    2,660,000
Contract receivables--
 long-term, net...........   2,542,503         --                      2,542,503
Retainage receivables--
 long-term, net...........     567,461         --                        567,461
Deposits..................      24,118         --                         24,118
Deferred tax asset........     534,000         --                        534,000
Trade receivables, net....         --      900,198                       900,198
Other assets, net.........         --      993,992    1    (499,431)     494,561
Investment in Netgateway
 Inc......................         --          --     4  (7,103,867)         --
                                                      6   7,103,867
                            ---------- -----------      -----------  -----------
                            $6,247,009 $ 6,054,997      $33,215,574  $45,517,580
                            ========== ===========      ===========  ===========
LIABILITIES AND EQUITY
Current liabilities:
 Accounts payable.........  $   60,223 $ 2,663,066    4 $ 1,400,000  $ 4,123,289
 Accrued expenses.........     234,716   1,646,933                     1,881,649
 Income taxes payable.....     690,000         --                        690,000
 Bank overdraft...........         --      666,683                       666,683
 Loan from shareholders...      12,200     490,000                       502,200
 Capital lease--current
  portion.................         --       37,802                        37,802
 Notes payable--current...         --       97,779    1     400,000      497,779
 Loan payable.............         --      100,000                       100,000
 Other current
  liabilities.............         --      423,578                       423,578
 Current portion of
  deferred revenue........         --    5,618,849                     5,618,849
 Convertible debenture....         --    2,405,062    1  (2,405,062)         --
                            ---------- -----------      -----------  -----------
  Total current
   liabilities............     997,139  14,149,752         (605,062)  14,541,829
 Deferred revenue, net
  current portion.........         --      414,743                       414,743
 Convertible long term
  notes...................         --      442,172    2    (442,172)         --
                            ---------- -----------      -----------  -----------
                               997,139  15,006,667       (1,047,234)  14,956,572
                            ---------- -----------      -----------  -----------
 Minority interest........         --      355,159    3    (355,159)         --
Equity
 Common Stock.............      11,500      24,460    1       2,800       20,500
                                                      2       8,306
                                                      4       9,000
                                                      6     (35,566)
 Additional paid-in
  capital.................      35,300  62,047,292    1   1,902,262   25,337,438
                                                      2   2,068,194
                                                      3     355,159
                                                      4  25,302,138
                                                      6 (66,372,907)
 Subscribed common stock..         --      398,200    6    (398,200)         --
 Deferred compensation....         --      (52,649)   6      52,649          --
 Accumulated other
  comprehensive loss......         --       (4,902)   6       4,902          --
 Retained earnings........   5,203,070 (71,719,230)   1    (499,431)   5,203,070
                                                      2  (1,634,328)
                                                      6  73,852,989
                            ---------- -----------      -----------  -----------
  Total equity............   5,249,870  (9,306,829)      34,617,967   30,561,008
                            ---------- -----------      -----------  -----------
                            $6,247,009 $ 6,054,997      $33,215,574  $45,517,580
                            ========== ===========      ===========  ===========

                            CATEGORY 5 TECHNOLOGIES

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                        For the Year Ended June 30, 2001

                         Category 5   Netgateway       Adjustments     Total
                         -----------  -----------      -----------  -----------
Revenues................ $17,784,792  $43,000,533                   $60,785,325
Cost of sales...........   7,777,857    8,425,575                    16,203,432
                         -----------  -----------      -----------  -----------
    Gross profit........  10,006,935   34,574,958              --    44,581,893
Selling, general and
 administrative
 expenses...............   5,275,221   35,694,657    5     887,000   42,936,878
                                                     8   1,080,000
                         -----------  -----------      -----------  -----------
    Income from
     continuing
     operations.........   4,731,714   (1,119,699)     (1,967,000)    1,645,015
Other income:
  Interest income
   (expense)............      (1,674)      93,088                        91,414
  Other.................       4,271   (3,287,905)                   (3,283,634)
                         -----------  -----------      -----------  -----------
                               2,597   (3,194,817)             --    (3,192,220)
                         -----------  -----------      -----------  -----------
    Loss from continuing
     operations before
     income taxes.......   4,734,311   (4,314,516)     (1,967,000)   (1,547,205)
(Provision) benefit for
 income taxes
  Current...............    (690,000)         --     7     690,000          --
  Deferred..............     830,000          --     7    (830,000)         --
                         -----------  -----------      -----------  -----------
                             140,000          --          (140,000)         --
                         -----------  -----------      -----------  -----------
    Net income (loss)
     from continuing
     operations......... $ 4,874,311  $(4,314,516)     $(2,107,000)  (1,547,205)
                         ===========  ===========      ===========  ===========
Weighted average common
 shares outstanding,
 basic..................   9,212,329   22,279,650                    18,212,329
                         -----------  -----------      -----------  -----------
Income (loss) per share
 from continuing
 operations, basic...... $      0.53  $     (0.19)                  $     (0.08)
                         ===========  ===========      ===========  ===========

    Notes to the Unaudited Pro Forma Combined Condensed Financial Statements

  Category 5 Technologies has proposed to enter into an agreement with Netgateway wherein Category 5 Technologies will issue 9,000,000 shares of common stock and options and warrants to purchase common stock to the stockholders of Netgateway in exchange for all of the issued and outstanding shares and options and warrants of Netgateway stock. The total purchase price and the allocation of such purchase price is preliminary based on management's estimates.

  The adjustments to the unaudited pro forma combined condensed balance sheet assume the acquisition occurred on June 30, 2001. The adjustments to the unaudited pro forma combined condensed statement of operations assume the acquisition occurred on July 1, 2000.

    (1) Adjustment to record the Netgateway transaction wherein Netgateway satisfied its $2,405,062 convertible debenture with $100,000 cash, a $400,000 note payable, and issuance of 2,800,000 shares of Netgateway's common stock. The unamortized financing fee relating to the issuance of the convertible debenture of $499,431 have been recorded as interest expense, however it has been omitted from the pro forma statement of operations as it is a nonrecurring charge resulting from the acquisition.

    (2) Adjustment to record the Netgateway transaction wherein the holders of the convertible long-term notes converted their notes to 8,306,000 shares of common stock at a rate of $0.25 per share. The conversion feature on the notes payable was being amortized and upon conversion of the debt, Netgateway recorded as interest expense the $1,634,328 of unamortized beneficial conversion feature. This expense has been omitted from the pro forma statement of operations as it is a nonrecurring charge resulting directly from the acquisition.

    (3) Adjustment to record the issuance of Netgateway stock in exchange for the remaining issued and outstanding shares of its subsidiary and thus relieve the minority interest liability of $355,159.

    (4) Adjustments to record the acquisition wherein Category 5 Technologies issues 9,000,000 shares of common stock and options and warrants to purchase Category 5 Technologies stock for all of the issued and outstanding shares of Netgateway. The excess of the consideration over Netgateway's deficit position (after adjusting for the above entries) results in identifiable intangible assets of $2,660,000 and goodwill of $31,155,005. The stock price used is the average closing price over the 20 trading day period up to the agreement and the announcement of the agreement.

         Value of shares issued....................... $23,697,000
         Value of options and warrants issued.........   1,614,138
         Transaction costs............................   1,400,000
                                                       -----------
         Total consideration..........................  26,711,138
         Netgateway deficit acquired..................   7,103,867
                                                       -----------
         Total purchase price......................... $33,815,005
                                                       -----------
         Identifiable intangible assets............... $ 2,660,000
         Goodwill.....................................  31,155,005
                                                       -----------
         Total intangible assets...................... $33,815,005
                                                       -----------

    (5) Adjustment to record one year's amortization of the identifiable intangible assets of $887,000 based on an estimated three year life.

    (6) Adjustment to eliminate the investment in, and equity of, Netgateway.

    (7) Adjustment to reflect the income taxes based on the consolidation of Netgateway and Category 5 Technologies and to provide an allowance for any deferred tax asset.

    (8) Adjustment for increase in executive salaries and bonuses of $1,080,000 based upon employment agreements in connection with the acquisition.

Earnings Per Share

  Basic earnings (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed using the weighted average number of shares determined for the basic computations plus common stock equivalents. Common stock equivalents are not included in the diluted loss per share calculation as their effect is anti-dilutive.

                         THE NETGATEWAY SPECIAL MEETING

General

  We are furnishing this proxy statement/prospectus to you in connection with the solicitation of proxies by the Netgateway board of directors for use at the Netgateway special meeting of stockholders. This proxy statement/prospectus, the attached notice of special meeting of stockholders and the enclosed proxy card are first being mailed to the stockholders of Netgateway on or about
      , 2001.

Matters to be Considered at the Netgateway Special Meeting

  At the Netgateway special meeting, Netgateway stockholders will consider and vote on the proposal to approve and adopt the merger agreement and approve the related merger, and any other business as may properly come before the special meeting. Adoption of the merger agreement will also constitute approval of the merger and the other transactions contemplated by the merger agreement.

  If the stockholders of Netgateway adopt the merger agreement and the other conditions to the completion of the merger are satisfied or waived, C5T Acquisition Corp. will merge with and into Netgateway, and Netgateway will survive the merger as a wholly owned subsidiary of Category 5 Technologies. You will be entitled to receive .181818 of a share of Category 5 Technologies common stock for each share of Netgateway common stock you hold on the effective date of the merger.

  A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus. We urge you to read carefully the merger agreement.

  AFTER CAREFUL CONSIDERATION, THE NETGATEWAY BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS ADVISABLE AND IS FAIR TO, AND IN THE BEST INTERESTS OF, NETGATEWAY AND ITS STOCKHOLDERS. THE NETGATEWAY BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AND THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT HOLDERS OF NETGATEWAY COMMON STOCK VOTE "FOR" THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER.

Date, Time and Place

  The Netgateway special meeting is scheduled to be held at 10:00 a.m., local
time, on [     ],       , 2001, at 754 E. Technology Avenue, Orem, Utah.

  PLEASE COMPLETE THE ENCLOSED PROXY CARD AND MAIL IT IN THE ENCLOSED PREPAID RETURN ENVELOPE AS SOON AS POSSIBLE SO THAT YOUR SHARES MAY BE REPRESENTED AND VOTED AT THE SPECIAL MEETING.

  You should not send your Netgateway stock certificates with your proxy. A transmittal form with instructions for the surrender of your Netgateway common stock certificates will be mailed to you as soon as practicable after completion of the merger.

Record Date; Quorum

  The Netgateway board of directors has fixed the close of business on       ,
2001 as the record date for the determination of the stockholders entitled to notice of, and to vote at, the Netgateway special meeting. On that date,
Netgateway had     shares of common stock outstanding. The holders of these
shares will be entitled to one vote per share on the merger.

  A quorum is present at a special meeting if a majority of the shares of Netgateway common stock entitled to vote at the meeting is represented in person or by proxy. Shares of Netgateway common stock represented at the special meeting, but for which the holders have abstained from voting, will be treated as present at the special meeting for purposes of determining the presence or absence of a quorum for the transaction of business.

Votes Required

  Approval and adoption of the merger agreement and approval of the merger requires the affirmative vote of at least a majority of the outstanding shares of Netgateway entitled to vote thereon.

Voting of Proxies; Revocability of Proxies

  Shares of Netgateway common stock represented by properly executed proxies received in advance of the special meeting will, unless these proxies have been properly revoked, be voted in accordance with the instructions indicated on such proxies or, if no instructions have been indicated, will be voted in favor of approval of the merger, and, in the discretion of the individuals named in the accompanying proxy card, on any other matters which may properly come before the Netgateway special meeting. Abstentions may be specified with respect to the approval of the merger by properly marking the "ABSTAIN" box on the proxy card for such proposal.

  Any proxy may be revoked by the stockholder giving it, at any time prior to its being exercised, by filing a notice of revocation with the Secretary of Netgateway at the address given on the notice of stockholders' meeting accompanying this proxy statement/prospectus, or by submitting a duly executed proxy card bearing a later date. Any proxy may also be revoked by the stockholder's attendance at the Netgateway special meeting and voting in person. A notice of revocation need not be on any specific form, but must be in writing. Attendance at the special meeting will not, in and of itself, constitute a revocation of a proxy.

  YOU SHOULD NOT SEND IN ANY STOCK CERTIFICATE WITH YOUR PROXIES. A TRANSMITTAL FORM WITH INSTRUCTIONS FOR SURRENDER OF STOCK CERTIFICATES FOR NETGATEWAY COMMON STOCK WILL BE MAILED TO YOU AS SOON AS PRACTICAL FOLLOWING THE MERGER.

  Only shares affirmatively voted for the approval of the merger, including properly executed proxies that do not contain voting instructions, will be counted as favorable votes for that proposal. If a properly executed proxy is returned and the stockholder has instructed the proxies to abstain from voting on adoption of the merger agreement, the Netgateway common stock represented by the proxy will be considered present at the special meeting for purposes of determining a quorum. If a Netgateway stockholder abstains from voting or does not vote, either in person or by proxy, it will have the same effect as if that Netgateway stockholder had voted against the approval of the merger. If your shares are held in an account at a brokerage firm or a bank, you must instruct such institution how to vote your shares. Such brokers and banks who hold shares of Netgateway common stock in street name for customers who are the beneficial owners of such shares may not authorize a proxy to vote those customers' shares in the absence of specific instructions from those customers. These non-voted shares are referred to as "broker non-votes" and have the effect of votes against the approval of the merger.

  The persons named as proxies by a stockholder may propose and vote for one or more adjournments of the special meeting, including adjournments to permit further solicitations of proxies. No proxy voted against the proposal to approve the merger will be voted in favor of any such adjournment or postponement.

  Netgateway does not expect that any matter other than the proposal to approve the merger will be brought before the special meeting. If, however, the Netgateway board of directors properly presents other matters, the persons named as proxies will vote in accordance with their discretion unless authority to do so is withheld in the proxy.

Solicitation of Proxies

  Proxies are being solicited by and on behalf of the Netgateway board of directors. Category 5 Technologies and Netgateway will equally share the expenses incurred in connection with the printing and mailing of this proxy statement/prospectus. Netgateway will bear the costs relating to the solicitation of proxies. Netgateway will also request banks, brokers and other intermediaries holding shares of Netgateway common stock beneficially owned by others to send this proxy statement/prospectus to, and obtain proxies from, the beneficial owners and will reimburse the holders for their reasonable expenses in so doing. In addition to solicitation by mail, Netgateway's directors, officers and employees, without additional remuneration, may solicit proxies by telephone, facsimile machine and personal interviews, and Netgateway reserves the right to retain outside agencies for the purpose of soliciting proxies, which may be paid customary fees for performing those services.

                                   THE MERGER

  This section of the proxy statement/prospectus describes material aspects of the proposed merger, including the merger agreement. While we believe that the description covers the material terms of the merger, this summary may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the other documents we refer to for a more complete understanding of the merger.

Background

  Category 5 Technologies identified Netgateway as a potential acquisition candidate as part of its ongoing strategic review of marketing tools and commerce enabling technologies and services to small and medium-sized businesses.

  On October 5, 2001, Category 5 Technologies' CEO William C. Gibbs contacted Netgateway board member Shelly Singhal by telephone to suggest a breakfast meeting to discuss industry trends and potential areas of mutual interest.

  On October 9, 2001, Mr. Gibbs and Mitchell C. Edwards, President of Category 5 Technologies, and Mr. Singhal met for breakfast in Salt Lake City, Utah. During the course of the breakfast, Messrs. Gibbs and Edwards expressed Category 5 Technologies' interest in exploring an acquisition by Category 5 Technologies of Netgateway. Mr. Singhal expressed confidence in Netgateway's current standalone strategy, but noted there could be strategic benefits to an acquisition of the company by Category 5 Technologies. Mr. Singhal suggested that the parties have a conference call the next day with Donald L. Danks, President and Chief Executive Officer of Netgateway. Later that day, Messrs. Gibbs, Edwards, Singhal, and Danks spoke by telephone. Mr. Gibbs repeated Category 5 Technologies' interest in exploring a possible acquisition of Netgateway by Category 5 Technologies. Mr. Danks agreed that such a transaction could have strategic merit for Netgateway. Messrs. Danks and Singhal noted they would discuss Category 5 Technologies' interest with the Netgateway board of directors.

  On October 10, 2001, Messrs. Gibbs and Edwards visited Netgateway's offices in Orem, Utah to begin due diligence and meet members of the Netgateway management team. Mr. John J. "Jay" Poelman, Netgateway's President, Chief Operating Officer, and member of the board of directors, gave an overview of Netgateway, the strategy of Netgateway's eServices businesses, and Netgateway's positioning among customers and investors. Frank Heyman, CFO of Negateway, gave a financial overview and discussed in detail Netgateway's revenue model. The parties to the October 10, 2001 meeting also discussed the importance of retaining employees and the need for a successful integration if the transaction should proceed. Mr. Edwards discussed the operations, market position, strategic position of Category 5 Technologies in the industry, and growth opportunities.

  During the period of October 8 through October 11, there were a number of telephone conversations among Category 5 Technologies, Netgateway and their respective advisors regarding key terms to be addressed in a potential transaction, including the rationale for the exchange ratio proposed by Category 5 Technologies for the transaction.

  On October 10, 2001, Netgateway engaged SBI E2-Capital (USA) Ltd. as its financial advisor in connection with Category 5 Technologies' possible acquisition of Netgateway.

  On October 11, 2001, the board of directors of Netgateway met and discussed the possible acquisition of Netgateway by Category 5 Technologies and authorized Mr. Danks to negotiate and execute a non-binding letter of intent on behalf of Netgateway.

  In a special meeting of the Category 5 Technologies board of directors, on October 11, 2001, Messrs. Gibbs and Edwards briefed the Category 5 Technologies Board of Directors on the discussions to that date with

Netgateway. Messrs. Gibbs and Edwards described the strategic rationale for a possible acquisition by Category 5 Technologies of Netgateway. The board of directors was also briefed on the financial terms contemplated by Category 5 Technologies. The board of directors supported continued discussions within certain guidelines. Later that day, Mr. Gibbs spoke with Mr. Danks and Mr. Singhal via telephone. During this telephone call, Mr. Gibbs repeated the strategic logic of the combination. Mr. Gibbs also proposed a share exchange ratio of Category 5 Technologies common stock for shares of Netgateway common stock, subject to due diligence, negotiation of a definitive merger agreement and approval by Category 5 Technologies' board of directors.

  On October 11, 2001, Category 5 Technologies and Netgateway executed a non-binding letter of intent and a confidentiality agreement relating to confidential treatment of information, an agreement by Netgateway not to accept any other offers for the acquisition of Netgateway or its assets for the period of 90 days, and certain terms of a possible merger of Netgateway with Category 5 Technologies.

  From October 11 to 23, 2001, Netgateway and Category 5 Technologies each conducted due diligence regarding the various aspects of Category 5 Technologies' acquisition of Netgateway.

  On October 16, Category 5 Technologies provided Netgateway with a draft of a merger agreement and related agreements. Netgateway responded with a mark-up of the draft on October 22, 2001. Representatives of the two companies negotiated the merger agreement and related agreements from October 19 until the date of signature, October 23.

  On October 17, 2001, Category 5 Technologies and Netgateway issued a joint press release announcing the parties had entered into a letter of intent whereby Category 5 Technologies would acquire Netgateway.

  On October 23, the Category 5 Technologies board of directors met to evaluate the proposed transaction, the terms of the definitive agreements and the board's fiduciary responsibilities. Given the current market conditions and expense, Category 5 Technologies' board elected not to obtain a financial adviser in connection with acquisition of Netgateway. Category 5 Technologies' board of directors reviewed the merger agreement and related documents. After considering the terms of the proposed transaction, the full Category 5 Technologies board of directors unanimously determined that the merger agreement and the merger were advisable and fair to, and in the best interests of, Category 5 Technologies and its stockholders. The full Category 5 Technologies board of directors then unanimously approved the merger agreement and the transactions contemplated thereby, including the merger, and exhibits to the merger agreement.

  Between October 11 and 23rd, the members of the board of directors of Netgateway discussed the proposed terms of the transaction with SBI E2-Capital
(USA) Ltd. and reviewed with their counsel, Parsons Behle & Latimer the terms of the merger agreement and related documents. On October 23, 2001, SBI E2-Capital (USA) Ltd. provided Netgateway with its oral (subsequently confirmed in writing) opinion and associated analysis that, based upon market, economic, financial and other conditions as they existed on that date, the proposed exchange ratio in the merger was fair, from a financial point of view, to the Netgateway stockholders. Effective October 23, 2001 the board of directors of Netgateway unanimously determined that the merger agreement and the merger were advisable and fair to, and in the best interests of, Netgateway and its stockholders, unanimously approved the merger agreement and the exhibits to the merger agreement, unanimously resolved to recommend that the stockholders of Netgateway vote in favor of the approval and adoption of the merger agreement and approval of the merger and unanimously delegated to Mr. Danks authority to approve the final terms of and to execute the definitive agreement.

  Following the approval of the merger, the merger agreement and related matters by the Category 5 Technologies and Netgateway boards of directors, Category 5 Technologies and Netgateway finalized, executed and delivered the merger agreement and related documents.

  The merger agreement was signed on October 23, 2001.

  On October 25, 2001, Category 5 Technologies issued a press release announcing the merger agreement and certain terms of the merger. Also on October 25, 2001, Netgateway issued a press release announcing the merger agreement and certain terms of the merger.

Reasons for the Merger

 Category 5 Technologies' Reasons for the Merger

  Category 5 Technologies' board of directors has determined that the terms of the merger and the merger agreement are fair to, and in the best interests of, Category 5 Technologies and its stockholders. Accordingly, Category 5 Technologies' board of directors has approved the merger agreement and the consummation of the merger.

  The Category 5 Technologies board of directors considered the following factors in concluding that the acquisition of Netgateway is beneficial to Category 5 Technologies and its stockholders:

  . Netgateway's web hosting capabilities combined with the technology and expertise of Category 5 Technologies will strengthen Category 5 Technologies' marketing tools and commerce enabling technologies and services to small and medium-sized businesses;

  . Netgateway is a leading technology and training company delivering eServices to small businesses and entrepreneurs;

  . Netgateway's technology enables companies of all sizes to extend their business to the Internet quickly, with minimal investment;

  . The acquisition of Netgateway will increase the revenues and profitability of Category 5 Technologies;

  . Netgateway has current international marketing and sales channels that will enable Category 5 Technologies to immediately expand its overall marketing and sale of its products and services to businesses and financial institutions internationally;

  . Being part of a combined company will reduce the risks of continuing as a relatively small company in an industry that is rapidly consolidating and increasingly competitive;

  . The acquisition of Netgateway is one of the essential steps to Category 5 Technologies' strategic growth plan; and

  . With worldwide sales capabilities and leading position eServices, Category 5 Technologies also believes that it will be able to offer Netgateway products to an even broader customer base than Netgateway has been able to serve.

  Category 5 Technologies' board of directors considered a number of potentially negative factors in its deliberation of the merger, including:

  . The risk that the synergies and opportunities in the merger will not be achieved;

  . The risk that the merger will not be completed and the potential adverse effects of the public announcement of the merger on Category 5 Technologies'

    -- sales and operating history;

    -- ability to attract and retain key employees; and

    -- overall competitive position.

  . The risk that key technical, sales and management personnel might not remain employees of Category 5 Technologies or Netgateway following the merger;

  . The transaction costs expected to be incurred in connection with the merger, and

  . The other risks described under "Risk Factors--Risks Related to the Merger" beginning at page 18.

  Category 5 Technologies' board of directors consulted with Category 5 Technologies' senior management, as well as its legal counsel and independent accountants, in reaching its decision to approve the merger. Among the factors considered by Category 5 Technologies' board of directors in its deliberations were the following:

  . The possibility of other strategic alternatives to the merger for enhancing stockholder value;

  .  The impact the merger might have on customers, suppliers and employees;

  .  Current industry, market and economic conditions;

  . Current market conditions and historical trading information with respect to Category 5 Technologies and Netgateway common stock;

  . Category 5 Technologies management's view of the financial condition, results of operations, assets, liabilities, business and prospects of both Category 5 Technologies and Netgateway after giving effect to the merger; and

  . Historical information concerning Category 5 Technologies' and Netgateway's respective financial performance, results of operations, assets, liabilities, operations, technology, brand development, management and competitive position, including public reports covering the most recent fiscal year for each company filed with the SEC.

  Category 5 Technologies' board of directors does not intend the foregoing discussion of information and factors to be exhaustive, but believes the discussion to include all of the material factors that it considered. In view of the complexity and wide variety of information and factors, both positive and negative, that it considered, Category 5 Technologies' board of directors did not find it practical to quantify or otherwise assign relative or specific weights to the specific factors it considered in making its determination. The determination was made after taking into consideration all of the factors as a whole. In addition, individual members of Category 5 Technologies' board of directors may have given different weights to the different factors.

 Netgateway's Reasons for the Merger and Factors Considered by the Netgateway Board of Directors

  Netgateway's board of directors determined that the terms of the merger and the merger agreement are fair to, and in the best interests of, Netgateway and its stockholders. Accordingly, Netgateway's board of directors has approved the merger agreement and the consummation of the merger and recommends that you vote FOR approval of the merger agreement and the merger.

  In reaching its decision, Netgateway's board of directors identified several potential benefits of the merger, the most important of which included:

  . Netgateway's stockholders will have the opportunity to participate in the potential growth of the combined company after the merger.

  . The balance of the benefits of being part of a combined company and the risks of continuing to be an independent company, especially in light of trends with respect to consolidation and competition in the Internet and eCommerce industries and particularly in light of Netgateway's relatively small size and limited resources.

  . The revenue and operations of the combined companies is anticipated to facilitate the attraction of financial resources and strategic relationships not currently available to Netgateway and the need for such resources and relationships in order to grow the business of Netgateway.

  . The ability to achieve synergies with respect to business services, advertising and eCommerce relationship.

  . Giving Netgateway the opportunity to expand its channels of distribution of its products by giving it access to Category 5 Technologies' customer acquisition resources. Netgateway's board of directors considered favorably that the former Netgateway stockholders, as stockholders of Category 5 Technologies, would share these synergies and opportunities.

  . The anticipated exchange ratio in the merger represented a premium of approximately 87% over the average closing price for Netgateway common stock over the 20-day trading period ending on October 16, 2001, the last trading day prior to the day the letter of intent between Netgateway and Category 5 Technology was publicly announced.

  Netgateway's board of directors considered a number of potentially negative factors in its deliberation of the merger, including:

  . The risk to Netgateway's stockholders that the value to be received in the merger could decline significantly due to the fixed exchange ratio.

  . The risk that the synergies and opportunities in the merger will not be achieved.

  .  The limited operating history of Category 5 Technologies.

  . The risk that the merger will not be completed, including the circumstances under which Category 5 Technologies could terminate the merger agreement and the circumstances under which Netgateway could be required to pay a termination fee to Category 5 Technologies.

  . The potential adverse effects of the public announcement of the merger on:

    -- Netgateway's sales and operating results;

    -- Netgateway's ability to attract and retain key employees;

    -- the progress of certain strategic initiatives; and

    -- Netgateway's overall competitive position.

  . The risk that key technical, sales and management personnel might not remain employees of Category 5 Technologies or Netgateway after the merger closes.

  . The loss of control over the future operations of Netgateway following the merger.

  . The impact of the loss of Netgateway's status as an independent company on Netgateway's stockholders, employees, Web site visitors, business services clients, advertisers and sponsors.

  . The transaction costs expected to be incurred in connection with the merger.

  . The other risks described under "Risk Factors--Risks Related to the Merger" beginning on page 18.

  Netgateway's board of directors consulted with Netgateway's senior management, as well as its legal counsel and financial adviser, in reaching its decision to approve the merger. Among the factors considered by Netgateway's board of directors were the following:

  . Historical information concerning Category 5 and Netgateway's respective financial performance, results of operations, assets, liabilities, operations, technology, brand development, management and competitive position, including public reports covering the most recent fiscal year and fiscal quarter for each company filed with the SEC.

  . Netgateway's management's view of the financial condition, results of operations, assets, liabilities, businesses and prospects of Category 5 Technologies and Netgateway after giving effect to the merger.

  . Current market conditions and historical trading information with respect to Category 5 Technologies and Netgateway common stock.

  . Comparable merger transactions in Netgateway's market and strategic alternatives to the transaction proposed by Netgateway available to Category 5 Technologies.

  . The opinion of SBI E-2 Capital (USA) Ltd. dated October 23, 2001, including their related financial analyses, to the effect that, as of the date of the merger agreement and based upon and subject to the facts and assumptions set forth in their opinion (as described more fully in the text of the entire opinion attached as Annex B to this document) that the exchange ratio is fair to the stockholders of Netgateway from a financial point of view.

  . The high costs that Netgateway had experienced in acquiring customers and the long term viability of certain of those methods and the experience to date with other methods of acquiring customers.

  .  The difficulties Netgateway experienced in attracting needed capital.

  .  The expected tax-free treatment to Netgateway's stockholders.

  . The ability of Netgateway's board of directors to enter into discussions with another party in response to an unsolicited superior offer to the merger if Netgateway's board of directors believed in good faith, after consultation with its legal counsel, that such action was required in order to comply with its fiduciary obligations.

  . The impact the merger might be expected to have on customers, suppliers and employees.

  .  The principal terms of the merger agreement.

  After due consideration, Netgateway's board of directors concluded that the risks associated with the proposed merger were outweighed by the potential benefits of the merger.

  Netgateway's board of directors does not intend the foregoing discussion of information and factors to be exhaustive but believes the discussion to include all of the material factors that it considered. In view of the complexity and wide variety of information and factors, both positive and negative, that it considered, Netgateway's board of directors did not find it practical to quantify or otherwise assign relative or specific weights to the specific factors it considered in making its determination. The determination was made after taking into consideration all of the factors as a whole. In addition, individual members of Netgateway's board of directors may have given different weights to the different factors.

Recommendation of the Board of Directors of Netgateway

  After careful consideration, the full Netgateway board of directors unanimously determined that the terms of the merger agreement and the merger on the terms and conditions set forth in the merger agreement are advisable and are fair to, and in the best interests of, Netgateway and its stockholders. The Netgateway board of directors has approved the merger agreement and the merger on the terms and conditions set forth in the merger agreement and unanimously recommends that the stockholders of Netgateway vote "for" the approval and adoption of the merger agreement and approval of the merger.

Opinion of Financial Advisor to the Board of Directors of Netgateway

  Netgateway engaged SBI E2-Capital (USA) Ltd. to render an opinion as to the fairness, from a financial point of view, of the consideration to be received in the merger, to Netgateway's public stockholders. SBI E2-Capital is an investment banking firm that is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Netgateway selected SBI E2-Capital as its financial advisor because of its reputation and experience. Shelly Singhall, a director of Netgateway, is an Executive Vice President of SBI E2-Capital. SBI E2-Capital presented its analysis and valuation methodology and its oral opinion with respect to the merger to each of the directors on or prior to October 23, 2001, the day as of which it delivered its written opinion.

  Netgateway agreed to pay SBI E2-Capital a fee of $150,000 for its preparation and delivery of the fairness opinion and to issue 2.333 million Netgateway common shares to SBI E2-Capital for financial advisory services upon signing of a merger agreement. Netgateway agreed to indemnify SBI E2-Capital and its affiliates against certain liabilities, including liabilities under federal securities laws that arise out of the engagement of SBI E2-Capital. Netgateway's board of directors did not limit SBI E2-Capital in any way in the investigations it made or the procedures it followed in rendering its opinion. SBI E2-Capital was not requested to, and did not solicit third party indications of interest in acquiring all or any part of Netgateway. Category 5 has engaged SBI E2-Capital to provide significant and substantial financial advisory services to Category 5 prior to the anticipated completion of the merger.

  The full text of SBI E2-Capital's opinion, which sets forth the assumptions made, general procedures followed, factors considered and limitations on the review undertaken by SBI E2-Capital in rendering its opinion is attached as Annex B and is incorporated herein by reference. We urge you to read the opinion in its entirety.

  SBI E2-Capital did not, and was not requested by Netgateway to, make any recommendations as to the form or amount of consideration to be received by the Netgateway public stockholders, the public market values or realizable value of Netgateway's common stock given as consideration in the merger or the prices at which Category 5 Technologies' common stock may trade in the future following the merger, and does not express any opinion as to the fairness of any aspect of the merger not expressly addressed in its fairness opinion.

  In arriving at its opinion, among other things, SBI E2-Capital:

  . Reviewed the periodic reports under Sections 13, 14, and 15(d) of the Exchange Act, certain interim reports of Netgateway and Category 5 Technologies, as well as the financial statements prepared by the management of Netgateway and Category 5 Technologies;

  . Reviewed certain internal financial analyses and forecasts for Netgateway and Category 5 Technologies prepared by their management;

  . Held discussions with members of the senior management of Netgateway and Category 5 Technologies regarding the strategic rationale for, and potential benefits of, the transaction contemplated by the merger agreement and the past and current business operations, financial condition and future prospects of their respective companies and of the combined operations of Netgateway and Category 5 Technologies;

  . Reviewed the executed merger agreement between Netgateway, Category 5 Technologies, and C5T Acquisition Corp.;

  . Reviewed certain publicly available documents relating to Netgateway and Category 5 Technologies;

  . Reviewed internal budgets and projections, marketing materials and press releases provided to them by Netgateway and Category 5 Technologies;

  . Reviewed publicly available data and information for companies which they determined to be comparable to Netgateway and Category 5 Technologies;

  . Reviewed available research reports for companies which they determined to be comparable to Netgateway and Category 5 Technologies;

  .  Reviewed the financial terms of other recent business combinations; and

  . Conducted such other financial analyses and examinations and considered such other financial, economic and market criteria as they determined to be appropriate for purposes of their opinion.

  SBI E2-Capital used various methodologies to assess the fairness of the exchange ratio to Netgateway's public stockholders.

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

 Comparison of Netgateway's value to consideration

  SBI E2-Capital employed methodologies that provided estimates as to the aggregate value of Netgateway. The analyses required studies of the overall market, economic and industry conditions in which Netgateway operates and the operating results of Netgateway. Each methodology provided an estimate as to the value of Netgateway and thus provided a basis of comparison to the merger consideration to be received by the stockholders in connection with the merger.

  The primary methodologies SBI E2-Capital used to estimate the value of Netgateway's operations were the discounted cash flow approach and the comparable transaction approach. The discounted cash flow analysis considered the projected income stream of Netgateway, as provided by Netgateway's management, and then discounted that stream to the present using a market-based, risk-adjusted discount rate. Netgateway's terminal value, which represents the on-going value of the entity past the time frame of the projected income stream, was determined by capitalizing 2001 projected revenues by an appropriate "exit" multiple. This multiple was based mainly on the implied multiples observed in similar transactions. SBI E2-Capital also analyzed certain financial performance measures for numerous merger and acquisition transactions, which we deemed to be most comparable to the transaction, involving companies in the e-Commerce/Internet enabling industry, including SBI E2-Capital clients whose transactions were not publicly disclosed.

  SBI E2-Capital also considered a public trading price value analysis of Netgateway's common stock. However, given that (1) there is no investment analyst coverage for Netgateway, (2) there are no institutional stockholders and (3) Netgateway's common stock is thinly traded relative to the comparable public companies, SBI E2-Capital did not rely on the public valuation of Netgateway.

 Pro forma accretion analysis

  In addition to the valuation analysis of Netgateway described above, SBI E2-Capital performed a similar valuation of Category 5 on a pro forma basis reflecting the merger. This pro forma valuation analysis consisted of a discounted cash flow approach and comparable transaction approach, as described above, using the projected performance of the combined entities, which was provided by Category 5 Technologies' management, as the basis for the valuation. SBI E2-Capital also considered a comparative market multiple approach, which considers the trading multiples for certain income and cash flows of a peer group of companies. Based on a comparative financial analysis of Category 5 Technologies and the peer group of companies, an appropriate multiple was selected and applied for future revenues of Category 5 Technologies, since Category 5 is not projecting to generate positive cash flows or earnings. In the comparable company analysis, SBI E2-Capital analyzed the trading statistics of (1) Internet enablers, such as Agency.com, Art Technology Group, iXL Enterprises, Razorfish and Viant, and (2) Internet software companies, such as Broadvision, CheckFree Corp., Inktomi and Vignette.

  SBI E2-Capital also considered a public trading price value analysis of Category 5 Technologies' common stock. The common stock price of Category 5 Technologies was $4.90 as of October 23, 2001 and was $3.85 per share based upon a 20-day moving average as of October 23, 2001. Category 5 common stock is thinly traded and there is no investment analyst coverage of Category 5.

 Fairness of consideration

  In the opinion, SBI E2-Capital made its determination as to the fairness, from a financial point of view, as of the date of the merger agreement, of the exchange ratio in the merger to Netgateway's public stockholders.

  SBI E2-Capital has advised Netgateway's board of directors that it used several methodologies to assess the fairness, from a financial point of view, of the merger consideration. In each of the analyses, the estimated value of Netgateway's common stock was lower than the merger consideration, leading SBI E2-Capital to conclude that the merger consideration was fair to the Netgateway public stockholders, from a financial point of view.

 Conditions and limitations

  The aforementioned analyses required studies of the overall market, and the economic and industry conditions in which Netgateway and Category 5 Technologies operate. Research into, and consideration of, these conditions were incorporated into the analyses. The opinion is based on the business, economic, market and other conditions as they existed as of October 23, 2001. Specifically, SBI E2-Capital relied upon the assurances of both Netgateway and Category 5 Technologies that the financial projections and pro forma statements and adjustments provided to SBI E2-Capital were reasonably prepared reflecting the best currently available estimates and good faith judgments, and that there have been no material changes in the information reviewed between the date the information was provided and the date of the opinion or in the assets, financial condition, business or prospects of Netgateway or Category 5 Technologies. SBI E2-Capital did not independently verify the accuracy or completeness of the information supplied to it with respect to Netgateway or Category 5 Technologies and does not assume responsibility for the accuracy or completeness of such information. Additionally, SBI E2-Capital relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by them for purposes of the fairness opinion.

  The summary set forth above describes the material points of more detailed analyses performed by SBI E2-Capital in arriving at its fairness opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and application of those methods to the particular circumstances and is therefore not readily susceptible to summary description. In arriving at its opinion, SBI E2-Capital has advised Netgateway's board of directors that it did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, SBI E2-Capital believes that its analyses and the summary set forth herein must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or portions of this summary, without considering all factors and analyses, could create an incomplete view of the processes underlying the analyses undertaken by it in connection with the opinion.

  SBI E2-Capital has advised Netgateway's board of directors that in its analyses, SBI E2-Capital made numerous assumptions with respect to Netgateway's and Category 5 Technologies' industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Netgateway's and Category 5 Technologies' control. The estimates contained in such analyses are not necessarily indicative of actual values or predictive of future results or values, which may be more or less favorable than suggested by such analyses. Additionally, analyses relating to the value of businesses or securities are not appraisals. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

Interests of Certain Persons in the Merger

  In considering the recommendation of the Netgateway board of directors to approve and adopt the merger, stockholders of Netgateway should be aware that some members of the management and the board of directors of Netgateway have interests in the merger that are different from, or in addition to, the interests of stockholders of Netgateway generally.

 Stock Options

  All executive officers, other than Donald L. Danks, of Netgateway, including Jay Poelman who is a director of Netgateway, are holders of stock options to purchase Netgateway common stock. Pursuant to the existing options, a total of 983,673 stock options held by Netgateway's officers will vest as a result of the merger and certain of the holders of these options will be required, prior to the merger, to provide that such options will vest pursuant to a new vesting schedule. Pursuant to the merger agreement, all stock options of Netgateway will be assumed by Category 5 Technologies and will be replaced and substituted with options to acquire shares of Category 5 Technologies common stock with appropriate adjustments in share amounts and exercise price to reflect the exchange ratio in the merger. See the discussion under the section entitled "The Merger Agreement--Treatment of Stock Options."

 Electronic Commerce International

  Netgateway utilizes the services of Electronic Commerce International, Inc. which provides merchant accounts and leasing services to small businesses. ECI processes the financing of Netgateway's merchants' storefront leases and also wholesales software to us for on-line, realtime processing of credit card transactions. John J. Poelman is the sole stockholder of ECI. ECI's ability to provide these services to Netgateway is dependent on a personal guarantee Mr. Poelman has given to the performance by certain of Netgateway's customers of their obligations under their merchant accounts. During the fiscal year ended June 30, 2001, Netgateway's purchases of software from ECI totaled $975,257, and Netgateway processed $3,386,231 in leasing transactions for customers through ECI. As of June 30, 2001, Netgateway had a receivable from ECI for leases in process of $90,109. In addition, Netgateway had $516,858 recorded in accounts payable relating to the amount owed to ECI for the purchase of the merchant account software. On August 1, 2001, Netgateway entered into an agreement with ECI to settle ECI's trade claims against Netgateway by issuing to ECI a total of 831,915 shares of Netgateway's common stock at a price of $0.30 per share and by assigning to ECI certain of Netgateway's rights to trade installment account reserves.

 Electronic Marketing Services LLC

  On September 4, 2001, Netgateway entered into an agreement on standard industry terms with Electronic Marketing Services LLC for Electronic Marketing Services provide customer sales and support service to Netgateway's Galaxy Mall customers. The owner of Electronic Marketing Services is Ryan Poelman, a son of Jay Poelman. During the fiscal year ended June 30, 2001 and the three-month period ended September 30, 2001, Netgateway made payments to Electronic Marketing Services of $78,435 and $103,577, respectively.

 SBI E-2 Capital

  Shelly Singhal is a Managing Director and Executive Vice President of SBI E-2 Capital. Category 5 Technologies has engaged SBI E-2 Capital to provide significant financial services to it during the period prior to the merger. In addition, Netgateway became obligated to pay SBI E-2 Capital a fee of $150,000 upon delivery of its fairness opinion with respect to the merger and at the time the merger agreement was executed Netgateway agreed to issue 2,333,333 shares of Netgateway common stock to SBI E-2 Capital or its designees for its services as Netgateway's financial advisor in connection with the merger and it directed that 315,000 of these shares be issued to Mr. Singhal. SBI E-2 Capital holds warrants to purchase a total of 125,000 shares of Netgateway common stock and Mr. Singhal holds warrants to purchase 456,250 shares of Netgateway common stock.

 Boards Seats of Category 5 Technologies

  For the period of three years after the merger has closed, Donald L. Danks on behalf of the Netgateway stockholders has the right to designate three individuals to serve on Category 5 Technologies' board of directors, as long as those individuals are reasonably satisfactory to Category 5 Technologies.

 Indemnification

  Category 5 Technologies has agreed to indemnify the officers and directors of Netgateway for their acts and omissions as officers and directors of Netgateway prior to the merger to the maximum extent permitted by Delaware law, and to provide and maintain insurance coverage for such purposes for a period of at least six years after the closing of the merger.


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

Appraisal Rights

  Delaware law entitles the holders of record of shares of Netgateway common stock who follow the procedures specified in Section 262 of the Delaware General Corporation Law to have their shares appraised by the Delaware Court of Chancery and to receive the "fair value" of those shares as of the effective time of the merger as determined by the court in place of the consideration that the holder would otherwise receive in the merger. In order to exercise appraisal rights, a stockholder must demand and perfect the rights in accordance with Section 262 of the Delaware General Corporation Law. The following is a summary of Section 262 and is qualified in its entirety by reference to Section 262, a copy of which is attached hereto as Annex C. Netgateway stockholders should carefully review Section 262 of the Delaware General Corporation Law as well as information discussed below to evaluate and, if they wish, perfect their rights to appraisal.

  If a holder of Netgateway common stock elects to exercise the right to an appraisal under Section 262 of the Delaware General Corporation Law, such stockholder must:

  . file with Netgateway at its main office at 754 East Technology Avenue, Orem, Utah, 84097, a written demand for appraisal of the shares of Netgateway common stock held (which demand must identify the stockholder and expressly request an appraisal) before the vote is taken on the merger agreement at the special meeting;

  .  continuously hold such shares through the effective time of the merger;

  .  not vote in favor of the merger or to adopt the merger agreement; and

  .  comply with all other terms of Section 262.

  All written demands for appraisal should be addressed to: Netgateway, Inc., 754 East Technology Avenue, Orem, Utah, 84097, Attn: Corporate Secretary, before the vote is taken on the merger agreement at the Netgateway special meeting, and should be executed by, or on behalf of, the holder of record. Such demand reasonably must inform Netgateway of the identity of the stockholder and that such stockholder is thereby demanding appraisal of such stockholder's shares.

  Within 10 days after the effective time of the merger, Netgateway (the surviving company in the merger) will give written notice of the effective time to each holder of Netgateway common stock who has satisfied the requirements of
Section 262 of the Delaware General Corporation Law. A person who elects to exercise appraisal rights under Section 262 is called a "dissenting stockholder." Within 120 days after the effective time, Netgateway or any dissenting stockholder may file a petition in the court demanding a determination of the fair value of the shares of Netgateway common stock of all dissenting stockholders. Any dissenting stockholder desiring the filing of such petition is advised to file such petition on a timely basis unless the dissenting stockholder receives notice that such a petition has been filed by Netgateway or another dissenting stockholder.

  If a petition for appraisal is timely filed, the court will determine which stockholders are entitled to appraisal rights and thereafter will determine the fair value of the shares of Netgateway common stock held by dissenting stockholders, exclusive of any element of value arising from the accomplishment or expectation of the merger, but together with a fair rate of interest, if any, to be paid on the amount determined to be fair value. In determining such fair value, the court shall take into account all relevant factors. The court may determine such fair value to be more than, less than or equal to the consideration that such dissenting stockholder would otherwise be entitled to receive pursuant to the merger agreement. If a petition for appraisal is not timely filed, then the right to an appraisal terminates.

  The costs of the appraisal proceeding shall be determined by the court and taxed against the parties as the court determines to be equitable under the circumstances. Upon the application of any dissenting stockholder, the court may determine the amount of interest, if any, to be paid upon the value of the stock of dissenting stockholders entitled thereto. Upon application of a dissenting stockholder, the court may order all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.

  After the effective time of the merger, no dissenting stockholder shall have any rights of a Netgateway stockholder with respect to such holder's shares for any purpose, except to receive payment to which Netgateway stockholders of record as of a date prior to the effective time are entitled, if any. If a dissenting stockholder delivers to Netgateway a written withdrawal of the demand for an appraisal within 60 days after the effective time of the merger or thereafter with the written approval of Netgateway, or if no petition for appraisal is filed within 120 days after the effective time, then the right of such dissenting stockholder to an appraisal will cease and such dissenting stockholder will be entitled to receive only the shares of common stock of Category 5 Technologies as provided in the merger agreement.

  The foregoing is only a summary of Section 262 of the Delaware General Corporation Law and is qualified in its entirety by reference to the full text of Section 262, which is included in Annex C.

Accounting Treatment

  The merger will be accounted by Category 5 Technologies under the "purchase" method of accounting in accordance with generally accepted accounting principles. Therefore, the aggregate merger consideration paid by Category 5 Technologies in connection with the merger will be allocated to Netgateway's identifiable tangible and intangible assets and liabilities based on their fair values with the excess being treated as goodwill. The assets and liabilities of Netgateway will be consolidated into the assets and liabilities of Category 5 Technologies at the effective time of the merger. Thereafter the results of operations of Netgateway and Category 5 Technologies will be reported on a consolidated basis.

Federal Securities Laws Consequences

  All shares of Category 5 Technologies common stock received by Netgateway stockholders in the merger will be freely transferable, except that shares of Category 5 Technologies common stock received by persons who are deemed to be "affiliates," as such term is defined under the Securities Act, of Netgateway prior to the merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act or as otherwise permitted under the Securities Act. Persons who are affiliates of Netgateway generally include individuals or entities that control, are controlled by, or are under common control with, Netgateway and may include officers and directors of Netgateway as well as principal stockholders of Netgateway. All current "affiliates" of Netgateway have delivered to Category 5 Technologies a letter agreement to the effect that he or she will not offer or sell or otherwise dispose of any of the shares of Category 5 Technologies common stock issued to him or her in or in connection with the merger in violation of the Securities Act or the rules and regulations promulgated by the Commission under such Act. Certain Category 5 Technologies' officers, directors and stockholders owning 5% of more of the common stock of Category 5 Technolgies, after giving effect the merger consideration to be issued in the merger, will be required pursuant to lock-up agreements not to sell or otherwise transfer any of the shares of Category 5 Technologies they receive in the merger for one year following the closing of the merger except in accordance with the volume limitations of Rule 144 of the Securities Act.

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

 COMPARISON OF RIGHTS OF STOCKHOLDERS OF CATEGORY 5 TECHNOLOGIES AND NETGATEWAY

  The rights of Netgateway stockholders are currently governed by Delaware law, the certificate of incorporation of Netgateway, Inc. and the amended and restated bylaws of Netgateway. The rights of Category 5 stockholders are currently governed by Nevada law, the corrected amended and restated articles of incorporation of Category 5 Technologies and the bylaws of Category 5 Technologies. Upon completion of the merger, Netgateway stockholders will automatically become Category 5 Technologies' stockholders, and their rights as Category 5 Technologies' stockholders will be governed by Nevada law, the Category 5 Technologies articles and bylaws.

  The following is a summary of the material differences between the rights of the holders of Netgateway common stock and the rights of holders of Category 5 Technologies common stock. The following summary does not purport to be a complete statement of the rights of Category 5 Technologies stockholders under Nevada law, Category 5 Technologies' corrected amended and restated articles of incorporation and Category 5 Technologies' bylaws as compared with the rights of the Netgateway stockholders under Delaware law, Netgateway's charter and Netgateway's bylaws, and does not purport to be a complete description of the specific provisions referred to below. The identification of specific differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the governing corporate instruments of Category 5 Technologies incorporated by reference to the registration statement of which this proxy statement/prospectus is a part, to which stockholders are referred. The material terms of Category 5 Technologies common stock are described under the heading "Description of Capital Stock of Category 5 Technologies" on page 148.

 Authorized Capital Stock

  Category 5 Technologies has authorized 125 million shares of common stock and 25 million shares of preferred stock. Netgateway has authorized 250 million shares of common stock and 5 million shares of preferred stock.

 Size of Board of Directors

  Category 5 Technologies. Nevada law provides that the board of directors of a Nevada corporation shall consist of one or more directors and may provide in its articles of incorporation or bylaws for a fixed number of directors or for a variable number of directors within a fixed range, and the manner in which the number may be increased or decreased. Category 5 Technologies' bylaws provide that the authorized number of directors shall not be fewer than 3 nor greater than 11 persons. The exact number of directors shall be set by resolution of the Board of Directors or by amendment to Category 5 Technologies' Bylaws by either the Board of Directors or the stockholders of Category 5 Technologies. The number of directors of Category 5 Technologies currently is fixed at five.

  Netgateway. Delaware law provides that the board of directors of a Delaware corporation shall consist of one or more directors as fixed by the corporation's certificate of incorporation or bylaws. Netgateway's Bylaws provide for a board of directors consisting of not fewer than 1 nor greater than 9 persons, and that the Netgateway Board of Directors, by resolution adopted by a majority of the then authorized number of directors, may increase or decrease the number. The number of directors of Netgateway currently is fixed at 3.

 Cumulative Voting

  Category 5 Technologies. Under Nevada law, stockholders of a Nevada corporation do not have the right to cumulate their votes in the election of directors, unless such right is granted in the articles of incorporation of the corporation. Category 5 Technologies' Articles of Incorporation do not provide for cumulative voting by Category 5 Technologies stockholders.

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

  Netgateway. Under Delaware law, stockholders of a Delaware corporation do not have the right to cumulate their votes in the election of directors, unless such right is granted in the certificate of incorporation of the corporation. The Netgateway Certificate of Incorporation does not provide for cumulative voting by Netgateway stockholders.

 Classes of Directors

  Category 5 Technologies. Nevada law permits, but does not require, a Nevada corporation to provide in the articles of incorporation or bylaws of the corporation for a classified board of directors, provided that at least one-fourth of the directors are elected annually. Neither the Category 5 Technologies Articles of Incorporation nor its Bylaws specifically require a classified board of directors.

  However, pursuant to the Category 5 Technologies Bylaws, if the Category 5 Technologies Articles of Incorporation authorize dividing the shares of Category 5 into classes or series, the Category 5 Technologies Articles of Incorporation may also authorize the election of all or a specified number or a portion of the directors by the holders of one or more authorized classes or series of shares, each of which classes or series becomes a separate voting group for purposes of such election.

  Netgateway. Delaware law permits, but does not require, a Delaware corporation to provide in its certificate of incorporation or bylaws for a classified board of directors, dividing the board of directors into up to 1, 2, or 3 classes of directors with staggered terms of office, with only one class of directors to be elected each year for a maximum term of three years. The Netgateway Bylaws provide for a classified board of directors, pursuant to which the Board is divided into 2 classes, to be as evenly divided as possible, with each director serving a two-year term.

 Qualifications of Directors

  Category 5 Technologies. Under Nevada law, a director of a Nevada corporation need not be a stockholder of the corporation, unless the articles of incorporation of the corporation so requires. The Category 5 Technologies Articles of Incorporation do not contain this requirement.

  Netgateway. Under Delaware law, a director of a Delaware corporation need not be a stockholder of the corporation, unless the certificate of incorporation or bylaws of the corporation so requires. The Netgateway Certificate of Incorporation does not contain this requirement.

 Filling Vacancies on the Board

  Category 5 Technologies. Nevada law provides that all vacancies, including those vacancies caused by an increase in the number of directors of a Nevada corporation, may be filled by a majority of the remaining directors, even though less than a quorum, unless otherwise provided in the articles of incorporation of the corporation. The Category 5 Technologies Articles of Incorporation do not contain such a prohibition.

  The Category 5 Technologies Bylaws provide that vacancies (including those which result from an increase in the number of directors) may be filled by either the stockholders or the Board of Directors, even though the remaining directors do not constitute a quorum. If the vacancy was previously held by a director elected by a voting group, only the holders of the shares of that voting group are entitled to vote to fill the vacancy, assuming that it is filled by the stockholders. If such vacancy is filled by the remaining directors, and one or more directors elected by the same voting group of stockholders is serving, only such director or directors are entitled to fill the vacancy.

  Netgateway. Delaware law provides that, unless the governing documents of a Delaware corporation provide otherwise, vacancies and newly-created directorships resulting from a resignation or an increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may

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

be filled by a majority of the directors then in office. Any director chosen to fill a vacancy on the Board of Directors that is divided into classes shall serve only until the next election of the class for which such director is chosen. Vacancies on Netgateway's Board of Directors may be filled by majority vote of the remaining directors, even though less than a quorum.

  Pursuant to the Netgateway Bylaws, when the Board of Directors fills a vacancy resulting from death, resignation or removal, the director chosen to fill the vacancy must be of the same class as the director being succeeded, unless, by reason of a previous change in the authorized number of directors, the Board designates the vacant directorship as a directorship of the other class in order to achieve equality in the number of directors between classes. A newly created directorship or vacancy, consistent with the requirement that the two classes of directors shall be as nearly equal in number as possible, shall be allocated to that class whose term of office is due to expire at the earliest date following such allocation.

 Removal of Directors

  Category 5 Technologies. Under Nevada law, a director of a Nevada corporation may be removed by the vote of the holders of not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote at an election of directors, unless the articles of incorporation of the corporation provide for a greater percentage. Nevada law does not distinguish between removal for cause and without cause.

  Pursuant to the Category 5 Technologies Bylaws, the stockholders of Category 5 Technologies may remove one or more directors at a meeting called for that purpose. The removal may be with or without cause unless the Category 5 Technologies Articles of Incorporation provide that directors may be removed only for cause. If a director is elected by a voting group of stockholders, only the stockholders of that voting group may remove the director. Assuming that cumulative voting is not in effect, a director may be removed by stockholders only if the number of votes cast to remove the director exceeds the number of votes cast against removal.

  Netgateway. Delaware law provides that a director or the entire board of directors of a Delaware corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, unless the Board of Directors is classified, in which case the corporation's certificate of incorporation or bylaws may provide that stockholders may remove a director only for cause. The Netgateway Bylaws provide that any director or the entire Board may be removed with cause, by a majority of stockholders.

 Nomination of Directors for Election

  Category 5 Technologies. The Category 5 Technologies Bylaws do not address the nomination of directors for election.

  Netgateway. Netgateway's Bylaws require that stockholders provide advance notice of nominations for directors the stockholders would like to submit for consideration at a meeting at which directors are elected by the stockholders. Notice of a nominee must be received by Netgateway not less than 30 nor more than 60 days prior to the meeting date. However, if Netgateway provides less than 40 days' notice or public disclosure of the date of the meeting, notice of a nominee must be received by Netgateway no later than 10 days following notice or public disclosure of the meeting date. The stockholder submitting a nomination must provide certain information regarding the nominee and the stockholder.

 Anti-Takeover Provisions

  Category 5 Technologies. Nevada law contains provisions that restrict the ability of certain Nevada corporations to engage in any combination with an interested stockholder for three years after the interested stockholder's date of acquiring the shares that cause the stockholder to become an interested stockholder, unless

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

the combination or the purchase of shares by the interested stockholder is approved by the board of directors of the corporation before that date. If the combination was not previously approved, the interested stockholder may effect the combination after the three-year period only if that stockholder receives approval from a majority of the disinterested shares or the offer meets various fair price criteria. An "interested stockholder" means any person who is:

  . the beneficial owner, directly or indirectly, of 10% or more of the voting power of the corporation; or

  . an affiliate or associate of the corporation that at any time within three years immediately before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the corporation.

  A Nevada corporation may elect not to be subject to the foregoing restrictions; however, Category 5 Technologies has not elected to opt out of these restrictions.

  Under Nevada law, a person that acquires or offers to acquire ownership of "control shares" of a corporation (defined as shares obtained pursuant to a transaction in which an acquiring person reaches the 20%, 33% or majority ownership levels) has the right to vote those shares, and shares acquired within the previous 90 days, only to the extent granted by a resolution of the stockholders approved at a special or annual meeting, unless otherwise provided in the articles of incorporation or bylaws in effect on the tenth day following the control acquisition. The corporation must, within 50 days after delivery by the acquiring person of certain disclosures, and if the acquiring person so requests, hold a special meeting to consider a resolution authorizing voting rights for the control shares, unless the acquiring person consents in writing to a meeting to be had after 50 days. Unless the corporation's articles of incorporation otherwise provide (and the Category 5 Technologies Articles of Incorporation do not otherwise provide), a resolution granting voting rights must be approved by a majority vote.

  The corporation may adopt a provision in its articles of incorporation or bylaws allowing mandatory redemption of the control shares if:

  . the acquiring party fails to make certain disclosures within ten days of acquiring the control shares, or

  . the control shares are not accorded full voting rights at the meeting at which the issue is considered.

Category 5 Technologies has not adopted a provision in the Category 5 Technologies Articles of Incorporation or the Category 5 Technologies Bylaws relating to mandatory redemption of control shares.

  Unless the articles of incorporation or bylaws of the corporation provide otherwise (and the Category 5 Technologies Articles of Incorporation and Bylaws do not provide otherwise), if the acquiring party has

  .  acquired a majority (or larger) stake and

  .  been accorded full voting rights,

then any holder that did not vote in favor of granting voting rights is entitled to put his or her shares to the corporation for "fair value" (defined as the highest price paid by the acquiring party for control shares).

  A corporation may impose stricter requirements than those established by this statute through a charter or bylaw amendment or by resolution. Category 5 Technologies has not adopted a provision in the Category 5 Technologies Articles of Incorporation or Bylaws, or otherwise adopted a resolution, imposing stricter requirements than those established by this statute.

  The provisions of Nevada law relating to the acquisition of control shares of a Nevada corporation do not apply to an acquisition of stock in good faith, without an intention to avoid the statutory requirements, including acquisitions:

  . by an acquiring person to the extent that the new acquisition does not result in the acquiring person obtaining a controlling interest greater than that previously authorized;

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  .  pursuant to the laws of descent and distribution, the enforcement of a judgment or the satisfaction of a pledge or other security interest; or

  . pursuant to a merger or reorganization to which the corporation is a party that is effected in compliance with the provisions of Nevada law.

  Nevada law provides that the board of directors of a Nevada corporation may take action to protect the interests of the corporation and its stockholders, including adopting or executing a rights plan. Category 5 Technologies has not adopted a rights plan.

  Under Nevada law, when evaluating a change in control opportunity, the board of directors of a Nevada corporation may consider a number of constituencies, including the interests of employees, suppliers, creditors and customers, the economy of the state and nation, the interests of the community and of society, and the long-term and short-term interests of the corporation and its stockholders and is not required to consider as a dominant factor the effect of a change of control on any particular group having an interest in the corporation.

  Category 5 Technologies has not adopted a supermajority voting provision for mergers, consolidations, sales or leases of substantially all of Category 5 Technologies' assets or any similar transactions.

  Netgateway. Delaware law contains a business combination statute that protects Delaware corporations from hostile takeovers, and from actions following the takeover, by prohibiting certain transactions once an acquirer has gained a significant holding in the corporation.

  Section 203 of the Delaware General Corporation Law prohibits "business combinations," including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation's voting stock, within three years after the person becomes an interested stockholder, unless:

  . either the business combination, or the transaction that will cause the person to become an interested stockholder, is approved by the board of directors of the target prior to the transaction which results in the person becoming and interested stockholder;

  . after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation, not including shares held by persons who are directors and also officers and shares held by specified employee benefit plans; or

  . when or after the time the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66 2/3% of the outstanding voting stock, at a special or annual meeting and not by written consent, excluding shares held by the interested stockholder.

  A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment thereto or to the bylaws of the corporation, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. This amendment is not effective until 12 months following its adoption, unless the corporation (i) has not elected by a provision in its original certificate of incorporation or an amendment thereto to be governed by Section 205 and (ii) has never had a class of voting stock that is listed on a national securities exchange, authorized for quotation on the NASDAQ Stock Market or held of record by more than 2,000 stockholders, in which case such an amendment opting out of
Section 205 is effective immediately upon adoption of the amendment. Netgateway has not elected to opt out of Section 205.


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 Stockholder Action Without a Meeting

  Category 5 Technologies. In accordance with Nevada law, the Category 5 Technologies Bylaws provide that any action required or permitted to be taken at a stockholders meeting may be taken without a meeting pursuant to the written consent of that number of Category 5 Technologies common stock stockholders representing the minimum number of votes necessary to take action at a meeting at which all shares entitled to vote were present and voted.

  Netgateway. Delaware law provides that, unless provided otherwise in the certificate of incorporation, action that may be taken at a meeting of the stockholders may be taken by written consent signed by stockholders representing that number of shares that would be necessary to act at a meeting at which all outstanding voting shares are present and voted. The Netgateway Certificate of Incorporation does not prohibit stockholder action by written consent.

 Calling Special Meetings of Stockholders

  Category 5 Technologies. Nevada law does not specifically address who may call special meetings of stockholders of a Nevada corporation. Category 5 Technologies' Bylaws provide that special meetings may be called at any time by the Board of Directors, by such officers or persons as may be authorized by the Category 5 Technologies Bylaws, or by the holders of shares representing at least 10% of all voted entitled to be cast on any issue proposed to be considered at the meeting, in accordance with Nevada law.

  Netgateway. Under Delaware law, a special meeting of stockholders of a Delaware corporation may be called by the board of directors of the corporation or by any other person authorized to do so in the certificate of incorporation or the bylaws of the corporation. The Netgateway Bylaws provide that a special meeting of stockholders may be called for any purpose other than the election of directors by the President, any Vice President, the Chairman of the Board, a majority of Netgateway's Board of Directors or by holders of a majority of the outstanding voting securities of the corporation.

 Submission of Stockholder Proposals

  Category 5 Technologies. The Category 5 Technologies Articles of Incorporation and Bylaws do not specify advance notice requirements for the submission of stockholder proposals by Category 5 Technologies' stockholders. However, Category 5 Technologies' stockholder must comply with all applicable requirements of the Securities Act of 1934, and all rules and regulations promulgated thereunder.

  Netgateway. Netgateway's Bylaws specify that advance notice of business or a proposal a stockholder would like to present at an annual meeting of the stockholders must be given to the corporation not less than 30 days nor more than 60 days prior to the annual meeting; provided that if less than 40 days' notice or public disclosure of the annual meeting is given to the stockholders, notice of the stockholder's business or proposal must be received by the corporation no later than 10 days following notice of the meeting to the stockholders or public disclosure. The notice must include a description of the stockholder proposal, the reasons for conducting the business desired to be brought before the meeting and other information. In addition, the stockholder must comply with all applicable requirements of the Securities Act of 1934, and all rules and regulations promulgated thereunder.

 Notice of Stockholders Meetings

  Category 5 Technologies. The Category 5 Technologies Bylaws provide for written notice to stockholders of record not less than 10 nor more than 60 days prior to an annual or special meeting, unless a different period is prescribed by applicable law.

  Netgateway. Netgateway's Bylaws provide for written notice to stockholders of record not less than 10 nor more than 60 days prior to an annual or special meeting.

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 Dividends

  Category 5 Technologies. Except as otherwise provided in the articles of incorporation of a Nevada corporation, Nevada law authorizes the corporation to make distributions to its stockholders, unless:

  . the corporation would not be able to pay its debts as they become due in the usual course of business, or

  . the corporation's total assets would be less than the sum of its total liabilities plus any amount owed to stockholders with preferential rights superior to those receiving the distribution, if the corporation were dissolved at the time of distribution, unless such distribution is specifically allowed by the corporation's articles of incorporation.

  Category 5 Technologies' Articles of Incorporation provide that dividends may be paid out of funds legally available therefore, provided that no dividends will be made until all preferential dividends required to be paid or set apart for any preferred stock have been paid or set apart.

  Netgateway. Under Delaware law, a Delaware corporation, subject to any restrictions contained in its certificate of incorporation, may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Netgateway's Certificate of Incorporation contains no restrictions upon the payment of dividends.

 Appraisal Rights

  Category 5 Technologies. Nevada law provides stockholders of a Nevada corporation involved in a merger the right to demand and receive payment of the fair value of their stock in certain mergers. However, unless otherwise provided in the articles of incorporation of the corporation (and the Category 5 Technologies Articles of Incorporation do not otherwise provide), appraisal rights are not available to holders of shares:

  .  listed on a national securities exchange;

  . included in the national market system by the National Association of Securities Dealers, Inc.; or

  .  held of record by at least 2,000 stockholders,

unless holders of stock are required to accept in the merger anything other than any combination of cash, owner's interests or owner's interests and cash in lieu of fractional shares of:

  .  surviving or acquiring entity in the merger, or

  .  another entity that, at the effective date of the merger, will be:

      (i) listed on a national securities exchange,

      (ii) included in the national market system by the National
    Association of Securities Dealers, or

      (iii) held of record by at least 2,000 stockholders.

  Dissenters rights of appraisal are not available to Category 5 Technologies' stockholders with respect to the merger.

  Netgateway. Delaware law provides stockholders of a Delaware corporation involved in a merger the right to demand and receive payment of the fair value of their stock in certain mergers. However, appraisal rights are not available to holders of shares:

  .  listed on a national securities exchange;

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

  . designated as a national market system security on an interdealer quotation system operated by the National Association of Securities Dealers; or

  .  held of record by more than 2,000 stockholders,

unless holders of stock are required to accept in the merger anything other than any combination of:

  . shares of stock or depository receipts of the surviving corporation in the merger,

  . shares of stock or depository receipts of another corporation that, at the effective date of the merger, will be:

      (i) listed on a national securities exchange,

      (ii) designated as a national market system security on an interdealer quotation system operated by the National Association of Securities Dealers, or

      (iii) held of record by more than 2,000 holders; and

  . cash instead of fractional shares of the stock or depository receipts received.

  Dissenters' appraisal rights are available to Netgateway stockholders with respect to the merger.

 Inspection of Stockholder Lists and Corporate Records

  Category 5 Technologies. Under Nevada law any person that has been a stockholder of record of a Nevada corporation for at least six months, or any person holding or representing at least 5% of its outstanding shares, upon at least five days' written demand, may inspect its stock ledger and make copies from it. A corporation must allow stockholders of record that own or represent at least 15% of a corporation's shares the right, upon at least five days' written demand, to inspect the books of accounting and financial records of the corporation, to make copies from them and to conduct an audit of those records, except that any corporation listed and traded on any recognized stock exchange or any corporation that furnishes to its stockholders a detailed, annual financial statement is exempt from this requirement.

  Pursuant to the Category 5 Technologies Bylaws, a stockholder or director who gives five days' written notice, has the right to inspect and copy during business hours any of the following records at the corporation's principal office:

  .  Articles of incorporation;

  .  Bylaws;

  . Minutes of all stockholders' meetings, and all actions taken by the stockholders during the prior 3 years;

  .  Written communications to stockholders within the past 3 years;

  .  List of names and addresses of current officers and directors;

  .  Most recent annual report;

  . All financial statements for periods ended during the previous 3 years, as required under Nevada law;

  . Excerpts from meetings of, and actions taken by, the Board of Directors or any committee of the Board of Directors;

  .  Accounting records; and

  . The record of stockholders compiled on the date of written request by the stockholder seeking inspection.


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

  In certain cases, the written notice must include a description of the stockholder's "proper purpose" for obtaining the information, which is specifically defined in Category 5 Technologies Bylaws. In addition, the stockholder may not use the information obtained for any purpose other than the purpose indicated in the notice.

  Netgateway. Delaware law allows any stockholder to inspect the stock ledger and the other books and records of a Delaware corporation for a purpose reasonably related to that person's interest as a stockholder.

 Stockholder Class Voting Rights

  Category 5 Technologies. With respect to mergers, Nevada law requires voting by separate classes and series of shares if the plan of merger contains a provision that if contained in an amendment to the articles of incorporation of the corporation would entitle the particular class of stockholders to vote as a class on the proposed amendment.

  With respect to share exchanges, Nevada law requires voting by each separate class or series of shares included in the exchange, with each class constituting a separate voting class.

  Nevada law also requires, in addition to the affirmative vote otherwise required, voting and approval by the separate classes of shares for any amendment to the articles of incorporation if the amendment would alter or change any preference or relative or other right given to any such class or series of outstanding shares.

  Category 5 Technologies has one class of shares outstanding.

  Netgateway. Delaware law requires voting by separate classes of shares only with respect to amendments to a Delaware corporation's certificate of incorporation that adversely affect the holders of those classes or that increase or decrease the aggregate number of authorized shares or the par value of the shares of any of those classes.

  Netgateway only has one class of shares outstanding.

 Indemnification

  Category 5 Technologies. Nevada law provides that, subject to certain limitations in the case of derivative suits brought by a corporation's stockholders in its name, a corporation may indemnify any individual who is made a party to any third-party suit or proceeding on account of being a director, officer, employee or agent of the corporation against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement reasonably and actually incurred by him or her in connection with the action, through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the individual:

  . acted in good faith and in a manner he or she reasonably believed to be in, or at least not opposed to, the best interests of the corporation, provided that the termination of any action or suit by judgment, order, settlement, conviction or on a plea of nolo contendere does not create a presumption by itself that the individual did not act in good faith, and

  . in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

  Any of the following may make the required determination:

  .  the stockholders;

  . a majority vote of a quorum of the board of directors consisting of directors not parties to such action; or

  .  special legal counsel.

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

  The right to indemnification is not exclusive of any other right that any individual may have or acquire under any statute, the Category 5 Technologies Articles of Incorporation or Bylaws, or by the vote of stockholders or disinterested directors or otherwise.

  To the extent a director, officer, employee or agent is successful on the merits or otherwise in the defense of this action, suit or proceeding, the corporation is required by Nevada law to indemnify the individual for reasonable and actual expenses incurred thereby.

  Category 5 Technologies' Bylaws include indemnification provisions consistent with Nevada law. Specifically, the Bylaws provide that Category 5 Technologies shall indemnify a director to the fullest extent permitted by Nevada law. That is, Category 5 Technologies is required to indemnify its directors in all cases in which a corporation may indemnify a director under Nevada law. However, the bylaws prohibit indemnification

  . in connection with any proceeding by or in the right of the corporation in which the director was adjudged liable to Category 5 Technologies; or

  . in connection with any proceeding charging that the director derived an improper personal benefit, whether or not involving action in the director's official capacity, in which proceeding the director was adjudged liable on the basis that the director derived an improper personal benefit.

  With respect to indemnification for derivative actions, the Bylaws provide that indemnification permitted in connection with a proceeding by or in the right of Category 5 Technologies is limited to reasonable expenses incurred in connection with the proceeding, including attorneys fees.

  With respect to officers, employees, fiduciaries and agents of Category 5 Technologies, the Bylaws provide that an officer of the corporation is entitled to indemnification in each case to the same extent as a director, the corporation must indemnify and advance expenses to an officer, employee, fiduciary or agent to the same extent as to a director, and the corporation must indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not also a director, to a greater extent, if not inconsistent with public policy, and if provided for in Category 5 Technologies' Articles of Incorporation, action by the Board of Directors or any contract.

  Netgateway. Delaware law provides that, subject to certain limitations in the case of derivative suits brought by a corporation's stockholders in its name, a corporation may indemnify any individual who is made a party to any third-party suit or proceeding on account of being a director, officer, employee or agent of the corporation against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement reasonably incurred by him or her in connection with the action, through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the individual:

  . acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation; and

  . in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

  To the extent a director, officer, employee or agent is successful in the defense of the action, suit or proceeding, the corporation is required by Delaware law to indemnify such individual for reasonable expenses incurred thereby.

  Netgateway's Certificate of Incorporation provides for indemnification, to the fullest extent authorized by Delaware law, for each individual who was or is made a party to, is threatened to be made a party to or is involved in any action, suit or proceeding because he or she is or was a director, officer or employee of Netgateway (or was serving at the request of Netgateway as a director, trustee, officer, employee, or agent of another entity), whether the party was serving in an official capacity as a director, officer, employee or agent, or in another capacity while also serving as a director, officer, employee or agent, against all expenses, liabilities, or loss reasonably incurred by that individual in connection therewith, provided that indemnification in

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

connection with any proceeding brought by that individual, other than to enforce his or her rights to indemnification, will be permitted only if the proceeding was authorized by the Netgateway Board of Directors.

  The Netgateway Certificate of Incorporation also provides that Netgateway must pay expenses incurred in defending the proceedings specified above in advance of their final disposition, provided that, if so required by Delaware law, the advance payments for expenses incurred by a director or officer may be made only if he or she undertakes to repay all amounts so advanced if it is ultimately determined that the individual receiving the advance payments is not entitled to be indemnified.

  The right to indemnification is not exclusive of any other right that any individual may have or acquire under any statute, provision of Netgateway's Certificate of Incorporation or Bylaws, any agreement, or vote of the stockholders or disinterested directors or otherwise.

 Limitations on Directors' and Officers' Liability

  Category 5 Technologies. Category 5 Technologies' Articles of Incorporation provide that, to the fullest extent permitted by Nevada law, neither current nor former directors of Category 5 Technologies shall be personally liable to the company or its stockholders for damages or for breach of fiduciary duty as a director or officer, except for liability arising out of:

  .  any breach of the director's duty of loyalty;

  . any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law; or

  . any transaction for which the director derived an improper personal benefit.

  Pursuant to Category 5 Technologies' Bylaws, a director or officer is not liable to Category 5 Technologies or its stockholders for any act or omission unless:

  (1) the director or officer has breached or failed to perform the duties of the office

  .  in good faith;

  . with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and

  . in a manner the director or officer reasonably believes is in the best interest of Category 5 Technologies; and

  (2) the performance of the director or officer constitutes gross negligence, willful misconduct or intentional infliction of harm on Category 5 Technologies or its stockholders.

  Netgateway. The Netgateway Certificate of Incorporation provides that a director of Netgateway shall not be liable personally to Netgateway or Netgateway stockholders for monetary damages for breach of fiduciary duty as a director, except for liability arising out of:

  . any breach of the director's duty of loyalty to Netgateway or Netgateway stockholders;

  . any act or omission not in good faith or that involve intentional misconduct or a knowing violation of law;

  . payment of a dividend or approval of a stock repurchase in violation of Delaware law; or

  . any transaction from which the director derived an improper personal benefit.


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 Charter Amendments

  Category 5 Technologies. Under Nevada law, amendments to the articles of incorporation may be adopted if recommended by the board of directors of the corporation and approved by a majority of the outstanding shares entitled to vote.

  Shares of Category 5 Technologies' preferred stock currently authorized in the Category 5 Articles of Incorporation may be issued by the Category 5 Board of Directors, without the approval of Category 5 stockholders and by filing by the Board of Directors of a certificate pursuant to applicable Nevada law which sets forth the rights and preferences of such preferred stock.

  Netgateway. Under Delaware law, amendments to a certificate of incorporation of the corporation require the approval of the board of directors of the corporation and stockholders holding a majority of the outstanding stock of the class entitled to vote on the amendment as a class, unless a different proportion is specified in the certificate of incorporation or by other provisions of Delaware law.

  Shares of Netgateway preferred stock currently authorized in the Netgateway Certificate of Incorporation may be issued by the Netgateway Board of Directors without amending the Netgateway Certificate of Incorporation or otherwise obtaining the approval of Netgateway stockholders, and the Board of Directors may fix by resolution the number, designations, powers, preferences, rights, qualifications, limitations, and restrictions of such preferred stock, to the full extent permitted by Delaware law.

 Amendment of Bylaws

  Category 5 Technologies. Under Nevada law, the board of directors of the corporation may adopt, amend and repeal the bylaws of the corporation, subject to any bylaws adopted by the stockholders. The Category 5 stockholders may amend the Category 5 Bylaws at any time.

  Netgateway. Under Delaware law, holders of a majority of the voting power of a corporation, and, when provided in the certificate of incorporation, the directors of the corporation, have the power to adopt, amend and repeal the bylaws of a corporation. Netgateway's Certificate of Incorporation authorized Netgateway's directors to adopt, amend, or repeal Netgateway's Bylaws.

 Rights of Dissenting Stockholders

  Under applicable Delaware law, holders of Netgateway common stock have dissenters' rights of appraisal in connection with the merger. However, under applicable Nevada law, holders of Category 5 Technologies common stock do not have dissenters rights of appraisal in connection with the merger.

            DELISTING AND DEREGISTRATION OF NETGATEWAY COMMON STOCK

  If the merger is consummated, Netgateway common stock will be delisted from the National Association of Securities Dealers OTC Electronic Bulletin Board and will be deregistered under the Securities Exchange Act of 1934.

               U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

  The following is a discussion of the material federal income tax consequences of the merger to the holders of Netgateway common stock and to Category 5 Technologies, C5T Acquisition and Netgateway, and is based on the opinion of Snell & Wilmer L.L.P., counsel to Category 5 Technologies. The opinion is based upon current provisions of the Internal Revenue Code, existing regulations promulgated under the Internal Revenue Code and current administrative rulings and court decisions, all of which are subject to change. No attempt has been made to comment on all federal income tax consequences of the merger that may be relevant to particular holders, including holders subject to special tax rules, for example, dealers in securities, pass-through entities,

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

foreign persons, mutual funds, insurance companies, tax-exempt entities, holders who do not hold their shares as capital assets and holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation. HOLDERS OF NETGATEWAY COMMON STOCK ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PERSONAL CIRCUMSTANCES AND THE CONSEQUENCES UNDER APPLICABLE STATE, LOCAL AND FOREIGN TAX LAWS.

  Category 5 Technologies has received from its counsel, Snell & Wilmer L.L.P., an opinion to the effect that

  . the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

  . each of Category 5 Technologies, C5T Acquisition and Netgateway will be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code.

  Netgateway has received an opinion from Category 5 Technologies' counsel, Snell & Wilmer L.L.P., to the effect that

  . the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

  . each of Category 5 Technologies, C5T Acquisition and Netgateway will be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code.

  In rendering the opinion, counsel to Category 5 Technologies has relied upon representations made by Category 5 Technologies and Netgateway.

  Assuming the merger is treated as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code, no gain or loss will be recognized for federal income tax purposes by Category 5 Technologies, C5T Acquisition or Netgateway as a result of the merger. A holder of Netgateway common stock will not recognize gain or loss on the exchange of shares of Netgateway common stock for Category 5 Technologies common stock pursuant to the merger. The aggregate tax basis of the Category 5 Technologies common stock received by a holder of Netgateway common stock will be the same as the aggregate tax basis of the Netgateway common stock surrendered therefor. The holding period of the Category 5 Technologies common stock will include the holding period of the Netgateway common stock surrendered therefor, provided that the shares of Netgateway common stock are held as capital assets at the effective time.

  Cash received by a holder of Netgateway common stock in lieu of a fractional share of Category 5 Technologies common stock will be treated as received in exchange for such fractional share interest, and gain or loss will be recognized for federal income tax purposes, measured by the difference between the amount of cash received and the portion of the basis of the Netgateway common stock allocable to the fractional share interest. The gain or loss will be capital gain or loss provided that the shares of Netgateway common stock were held as capital assets, and will be long term capital gain or loss if the Netgateway common stock had been held for more than one year at the effective time.

  Cash received by a holder of Netgateway common stock who exercises appraisal rights in connection with the merger will recognize capital gain or loss (assuming such shares are held as capital assets) based on the difference between the cash received for such stock and the holders adjusted basis in the stock, and will be long term capital gain or loss if the Netgateway common stock had been held for more than one year at the effective time.

  Under the Internal Revenue Code, a holder of Netgateway common stock may be subject, under certain circumstances, to backup withholding at a rate of 30.5% if the merger closes in 2001, or 30.0% if the merger closes in 2002, with respect to the amount of cash, if any, received in lieu of fractional share interests, or as

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amounts received as a result of the stockholder's exercise of appraisal rights, unless the holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder's federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

                               REGULATORY MATTERS

 Antitrust

  Category 5 Technologies and Netgateway do not believe the merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules promulgated thereunder by the Federal Trade Commission, which prevent certain transactions from being completed until required information and materials are furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and waiting periods end or expire.

 State Takeover Laws

  A number of states throughout the United States, including Delaware where Netgateway is incorporated, have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in those states. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the merger, Category 5 Technologies and Netgateway believe that, except in the case of DGCL Section 203, such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce.

  The board of directors of Netgateway has taken all action required to render the business combination provisions of DGCL Section 203 inapplicable to the merger and the transactions contemplated by the merger agreement. Other than as described in this proxy statement/prospectus, neither Category 5 Technologies nor Netgateway has attempted to comply with any state takeover statutes in connection with the merger. Category 5 Technologies and Netgateway reserve the right to challenge the validity or applicability of any state law allegedly applicable to the merger, and nothing in this proxy statement/prospectus nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more state takeover statutes apply to the merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the merger, as applicable, Category 5 Technologies may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Category 5 Technologies might be prevented from or delayed in consummating the merger. In such case, Category 5 Technologies may not be obligated to complete the merger.


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

                              THE MERGER AGREEMENT

  The following is a summary of the material provisions of the merger agreement, dated as of October 23, 2001, among Netgateway, Category 5 Technologies and C5T Acquisition, a copy of which is attached as Annex A to this proxy statement/prospectus and incorporated by reference. Netgateway stockholders should read carefully the merger agreement. The following summary is qualified in its entirety by reference to the text of the merger agreement.

General

  The merger agreement provides that, following the approval and adoption of the merger by the stockholders of Netgateway and the satisfaction or waiver of the other conditions to the merger:

  .  C5T Acquisition will merge with and into Netgateway; and

  . C5T Acquisition will cease to exist and Netgateway will continue as the surviving corporation and as a wholly owned subsidiary of Category 5 Technologies following the merger.

  As a result of the merger, and as of the effective time of the merger, Netgateway will succeed to and assume all of the rights and obligations of C5T Acquisition, in accordance with the DGCL.

Completion and Effectiveness of the Merger

  The merger agreement provides that, subject to the requisite approval of the stockholders of Netgateway and the satisfaction or waiver of other conditions, the merger will be consummated by the filing of a certificate of merger and any other appropriate documents, in accordance with the relevant provisions of the DGCL, with the Secretary of State of the State of Delaware.

Conversion of Shares of Netgateway Common Stock

  Upon the consummation of the merger:

  . each share of Netgateway common stock issued and outstanding immediately prior to the merger, other than shares held by Netgateway, Category 5 Technologies or their subsidiaries or shares held by stockholders who exercise their appraisal rights, will be converted into and become exchangeable for the right to receive 0.181818 shares of Category 5 Technologies common stock. However, in the event of changes in Category 5 Technologies common stock prior to the merger, such as stock dividends or stock splits and the exchange ratio will be appropriately adjusted; and

  . each share of common stock of C5T Acquisition outstanding immediately prior to the merger will be converted into one share of common stock of the surviving corporation.

  No fractional shares of Category 5 Technologies common stock will be issued in the merger. A holder of Netgateway common stock who would otherwise be entitled to receive fractional shares of Category 5 Technologies common stock as a result of the merger will receive, in lieu of fractional shares, cash in an amount equal to the closing price per share of Category 5 Technologies common stock on the date of the merger multiplied by the fraction to which the holder would otherwise be entitled. Category 5 Technologies will make available
to [      ], as exchange agent, from time to time sufficient cash amounts to
satisfy payment for fractional shares and [      ] will distribute such
proceeds, without interest, to the holders of the fractional interests.

Treatment of Stock Options

  Upon the consummation of the merger, subject to certain conditions and limitations contained in the merger agreement, each outstanding option to purchase shares of Netgateway common stock will be replaced

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

and substituted with a new Category 5 Technologies option to purchase the number of shares of Category 5 Technologies common stock equal to the number of shares of Netgateway common stock subject to the original option multiplied by the exchange ratio in the merger agreement and then:

  . in the case of any "incentive stock option" for U.S. federal income tax purposes, truncated to the nearest whole share, and

  .  in the case of all other options, rounded up to the nearest whole share.

  The exercise price per share of Category 5 Technologies common stock under the new option will be equal to the former exercise price per share of Netgateway common stock under the option immediately prior to the merger divided by the exchange ratio, and then;

  . in the case of any "incentive stock option," rounded up to the nearest penny, and

  . in the case of all other options, truncated to the nearest penny. All other terms of the options, including the vesting schedule, will remain unchanged.

  The vesting and conversion of any option to purchase shares of Netgateway common stock that is deemed to be an "incentive stock option" may involve further adjustment for the conversion to comply with certain U.S. federal income tax laws. Acceleration of the vesting of the options of Netgateway may in some circumstances cause certain tax implications to the option holder. All other terms of the options, including the vesting schedule, will remain unchanged. However, certain holders of Netgateway options will be required to agree to a new vesting schedule with respect to their new options received from Category 5 Technologies. You are therefore urged to consult with your own tax advisor regarding your options.

Treatment of Warrants

  Upon the consummation of the merger, subject to certain conditions and limitations contained in the merger agreement, each outstanding warrant to purchase shares of Netgateway common stock shall be assumed by Category 5 Technologies. The number of shares of Category 5 Technologies common stock subject to the Netgateway warrants shall be determined by multiplying the number of shares of Netgateway common stock subject to the warrants by the exchange ratio. The exercise price under the warrants shall be determined by dividing the exercise price per share of the Netgateway common stock warrants by the exchange ratio. All other terms of the Netgateway warrants shall remain unchanged.

Exchange Procedures

  As soon as reasonably practical after the merger, [      ] will mail a letter
of transmittal and instructions to each record holder of certificates that, immediately prior to the merger, represented outstanding shares of Netgateway common stock that were converted to Category 5 Technologies common stock in the merger. After receipt of the transmittal form, each holder should surrender
his, her or its Netgateway stock certificates to [      ], together with the
letter of transmittal duly executed and completed in accordance with the
instructions provided by [      ]. Upon surrender of the certificates to and
acceptance of the certificates by [      ], each holder will be entitled to
receive:

  . certificates of Category 5 Technologies common stock evidencing the whole number of shares of Category 5 Technologies common stock to which the holder is entitled; and

  . a check in the amount equal to the cash that the holder has the right to receive pursuant to the merger agreement, including cash in lieu of any dividends and other distributions with respect to the shares represented by the Category 5 Technologies stock certificates and cash in lieu of fractional shares.

  If any shares of Category 5 Technologies common stock are to be issued in a name other than that in which the certificate(s) representing Netgateway common stock surrendered in exchange for shares of Category 5 Technologies common stock is registered, the certificates surrendered must be properly endorsed or otherwise

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

be in proper form for transfer and the person requesting the exchange must pay
to [      ] any applicable stock transfer taxes or must establish to the
satisfaction of [      ] that the taxes have been paid or are not applicable.
No interest will be paid on any merger consideration.

  No holder of a certificate(s) will be entitled to receive any dividend or other distribution from Category 5 Technologies until the holder surrenders his, her or its Netgateway stock certificate(s) for a certificate representing shares of Category 5 Technologies common stock. Upon surrender, the holder will receive the amount of any dividends or other distributions that, after the consummation of the merger, became payable with respect to the number of whole shares of Category 5 Technologies common stock into which the shares of Netgateway common stock were converted. No interest will be paid on the dividends or other distributions.

  Any portion of the merger consideration, including any certificates of Category 5 Technologies common stock, any dividends or distributions, or any cash owed in lieu of fractional shares of Category 5 Technologies common stock, that has not been distributed to the holders of Netgateway common stock within 12 months after the merger will be delivered to the surviving corporation. At the end of that 12 month period, any holders who have not surrendered their certificates in accordance with the relevant provisions of the merger agreement may look only to the surviving corporation and Category 5 Technologies for payment of their claims for any merger consideration and any dividends or distributions with respect to the shares of Category 5 Technologies common stock to which they are entitled.

  None of Category 5 Technologies, C5T Acquisition, Netgateway, the surviving
corporation or [   ], or any of their respective directors, officers, employees or agents will be liable in respect of any merger consideration delivered to a public official under applicable abandoned property, escheat or similar law.

  NETGATEWAY STOCKHOLDERS SHOULD NOT SEND THEIR NETGATEWAY STOCK CERTIFICATES TO CATEGORY 5 TECHNOLOGIES OR NETGATEWAY. NETGATEWAY STOCK CERTIFICATES WILL ONLY BE EXCHANGED FOR CERTIFICATES REPRESENTING SHARES OF CATEGORY 5 TECHNOLOGIES COMMON STOCK FOLLOWING THE CONSUMMATION OF THE MERGER IN
ACCORDANCE WITH INSTRUCTIONS WHICH NETGATEWAY OR [   ] WILL SEND TO NETGATEWAY
STOCKHOLDERS AFTER THE MERGER.

Directors and Officers

  The board of directors of the surviving corporation after the merger will consist of the directors of C5T Acquisition immediately prior to the merger. The officers of the surviving corporation after the merger will be the officers of Netgateway immediately prior to the merger.

  Each director and officer of the surviving corporation will hold office from the effective time of the merger until his or her respective successor is duly elected or appointed and qualified in the manner provided in the charter or bylaws of the surviving corporation, or as otherwise provided by the DGCL.

Charter and Bylaws

  The charter of C5T Acquisition in effect immediately prior to the merger will be the charter of the surviving corporation until it is amended in accordance with its terms or as provided by the DGCL. The bylaws of C5T Acquisition in effect immediately prior to the merger will be the bylaws of the surviving corporation until they are amended in accordance with their terms or as provided by the DGCL.

Representations and Warranties

  The merger agreement contains various customary representations and warranties of Netgateway relating to, among other things:

  .  its organization, standing and similar corporate matters;

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

  .  its capital structure and the capital structure of its subsidiaries;

  . authorization, execution, delivery, performance and enforceability of the merger agreement;

  . documents filed by Netgateway with the Commission and financial statements;

  . the absence of undisclosed liabilities of Netgateway and any of its subsidiaries;

  . the absence of material changes or events relating to Netgateway and its subsidiaries;

  . the accuracy of information supplied by Netgateway in connection with the registration statement filed with the Commission by Category 5 Technologies and this proxy statement/prospectus;

  .  regulatory consents or approvals required in connection with the merger;

  . the absence of any material violation of the charter, bylaws, any material agreement or any law, rule or regulation entered by a governmental entity, which violation would prevent or materially delay the performance of the merger agreement by Netgateway or would reasonably be expected to have a material adverse effect on Netgateway or its subsidiaries, taken as a whole;

  .  real property;

  . the absence of any pending or threatened litigation against Netgateway or any of its subsidiaries;

  .  permits and licenses;

  .  employee arrangements and benefit plans;

  .  labor matters;

  .  environmental matters;

  .  tax matters;

  . the absence of questionable payments made by Netgateway, its subsidiaries or, any director, officer or employee of Netgateway or any of its subsidiaries;

  .  material contracts;

  . subsidies between or among Netgateway or any of its subsidiaries and any governmental entity or other person;

  .  intellectual property;

  . receipt by Netgateway of an opinion from SBI E2-Capital (USA) Ltd., its financial advisor;

  . the absence of any broker's, finder's or investment banker's fees owed in connection with the merger, except for that of SBI E2-Capital (USA) Ltd.; and

  .  exemption of the merger agreement from the Delaware takeover statute.

  The merger agreement also contains various representations and warranties of Category 5 Technologies and C5T Acquisition relating to, among other things:

  .  their organization, standing and similar corporate matters;

  . capital structure of Category 5 Technologies and the capital structure of its subsidiaries;

  . authorization, execution, delivery, performance and enforceability of the merger agreement;

  . documents filed by Category 5 with the Commission and financial statements;

  . the absence of undisclosed liabilities of Category 5 and any of its subsidiaries;

  . the absence of material changes or events relating to Category 5 and its subsidiaries;

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

  . the accuracy of information supplied by Category 5 or C5T Acquisition in connection with the registration statement filed with the Commission by Category 5 Technologies and this proxy statement/prospectus;

  .  regulatory consents or approvals required in connection with the merger;

  . the absence of any material violation of the charter, bylaws, any material agreement or any law, rule or regulation entered by a governmental entity, which violation would prevent or materially delay the performance of the merger agreement by Category 5 or would reasonably be expected to have a material adverse effect on Category 5 or its subsidiaries, taken as a whole;

  .  real property;

  . the absence of any pending or threatened litigation against Category 5 or any of its subsidiaries;

  .  permits and licenses;

  .  employee arrangements and benefit plans;

  .  labor matters;

  .  environmental matters;

  .  tax matters;

  . the absence of questionable payments made by Category 5, its subsidiaries or, any director, officer or employee of Category 5 or any of its subsidiaries;

  .  material contracts;

  . subsidies between or among Category 5 or any of its subsidiaries and any governmental entity or other person;

  .  intellectual property;

  . the absence of any liability or obligation or engagement in any business activity by C5T Acquisition, except in connection with the merger agreement; and

  . the absence of any broker's, finder's or investment banker's fees owed in connection with the merger.

Conduct of Business Before Completion of the Merger

  On October 23, 2001, Category 5 and Netgateway formed an evaluation committee that is comprised of two individuals of Category 5 and two individuals of Netgateway. The purpose of this evaluation committee is to quickly determine the actions either Netgateway or ePenzio, Inc., Category 5's wholly-owned subsidiary, may take during the period from the date of the merger agreement until the merger. Except as approved by 75% of the evaluation committee, Netgateway, ePenzio, and their subsidiaries have agreed to:

  . conduct their operations in the ordinary and usual course of business consistent with past practice; and

  .  use their reasonable best efforts to:

    (1) preserve intact their current business organizations;

    (2) keep available the service of their current officers and employees;
  and

    (3) preserve its relationships with customers, suppliers and others having business dealings with them.


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

  Further, Netgateway and ePenzio have agreed that, among other things and subject to various conditions and exceptions, they and their subsidiaries will not, without the prior written consent of the evaluation committee formed by Category 5 Technologies and Netgateway:

  .  amend their charter or bylaws;

  . authorize for issuance, issue, sell, deliver or agree to commit to issue, sell or deliver any stock of any class or any other securities convertible into or exchangeable for any stock or any equity equivalents except for grants of stock options to new officers, employees or agents or the issuance of Netgateway common stock pursuant to outstanding stock options;

  .  split, combine or reclassify any shares of their capital stock;

  . declare, set aside or pay any dividend or other distribution in respect of their capital stock;

  . make any other actual, constructive or deemed distribution in respect of any shares of their capital stock or otherwise make payments to stockholders in their capacity as stockholders;

  . redeem, repurchase or otherwise acquire any of their securities or any securities of any of their subsidiaries;

  . adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Netgateway or any of its subsidiaries;

  . alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any subsidiary of Netgateway;

  . incur or assume any long-term or short-term debt or issue any debt securities except in the ordinary and usual course of business consistent with past practice or in connection with any permitted acquisition or capital expenditures;

  . assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person;

  . make any loans, advances or capital contributions to, or investments in, any other person, other than in connection with a permitted acquisition, to the wholly owned subsidiaries of Netgateway, customary loans or advances to employees in the ordinary and usual course of business consistent with past practice or extensions of credit to customers in the ordinary course of business consistent with past practice;

  . pledge or otherwise encumber shares of capital stock of Netgateway or its subsidiaries;

  . mortgage or pledge any of its material tangible or intangible assets or create or suffer to exist any material lien upon those assets other than in the ordinary course of business consistent with past practice;

  . except as set forth in the merger agreement, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan and arrangement as in effect as of the date of the merger agreement, including, the granting of any completion bonuses or change of control payments in respect of the merger or that will be affected by the merger;

  . except in the ordinary and usual course of business consistent with past practice, promote or change the classification or status of or hire any employee or individual;

  . make any contributions to any trust that is not qualified under Section 501(a) of the Internal Revenue Code;

  . acquire, sell, lease or dispose of any material assets outside the ordinary and usual course of business consistent with past practice or any assets which in the aggregate are material to Netgateway and its

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

     subsidiaries taken as a whole, other than extensions or renewals in the ordinary course of business consistent with past practice;

  . except as may be required as a result of a change in law or in generally accepted accounting principles, change any of their accounting principles or practices;

  . revalue in any material respect any of their assets, including writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary and usual course of business consistent with past practice or as required by generally accepted accounting principles;

  . acquire, by merger, consolidation or acquisition of stock or assets, any corporation, partnership or other business organization or division of them or any equity interest in them;

  . enter into any material contract or agreement, other than in the ordinary and usual course of business consistent with past practice, or amend in any material respect any material contracts or agreements;

  . authorize any new capital expenditure or expenditures which are not provided for in Netgateway's current capital expenditure plan and which, individually, is in excess of $25,000 or, in the aggregate, are in excess of $50,000;

  . enter into or amend any contract, agreement, commitment or arrangement providing for the taking of any action that would be prohibited by the merger agreement;

  . make or revoke any tax election, or settle or compromise any tax liability, or change, or make a request to any taxing authority to change, any aspect of Netgateway or any of its subsidiaries' method of accounting for tax purposes;

  . pay, discharge or satisfy any material claims, liabilities or obligations, other than the payment, discharge or satisfaction in the ordinary and usual course of business consistent with past practice or in accordance with their terms of liabilities reflected, or reserved against, in the consolidated financial statements of Netgateway and its subsidiaries or incurred since the date of those financial statements or waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which Netgateway or any of its subsidiaries is a party;

  . settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated by the merger agreement;

  . enter into any agreement or arrangement that limits or otherwise restricts Netgateway or any of its subsidiaries or any successor to them or that could, after the merger, limit or restrict the surviving corporation and its affiliates, including Category 5 Technologies or any of its successors, from engaging or competing in any line of business or in any geographic area;

  . fail to comply in any material respect with any law applicable to Netgateway, its subsidiaries or their respective assets;

  . enter into any direct or indirect arrangements for financial subsidies from governmental entities;

  . adopt, enter into, amend, alter or terminate, partially or completely, any of Netgateway's benefit plans or employee arrangements except as contemplated by the merger agreement or to the extent required by applicable law, except as requested by Category 5 Technologies and except for the grant of Netgateway stock options as allowed in the merger agreement;

  . enter into any contract with an officer, director, employee, agent, or other similar representative of Netgateway or any of its subsidiaries that is not terminable, without penalty or other liability, upon less than 60 calendar days' notice; or

  . take, propose to take, or agree to take, any of the foregoing actions or any action which would make any of the representations or warranties of Netgateway contained in the merger agreement untrue, incomplete or incorrect.

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

  Category 5 Technologies has agreed that, among other things and subject to various conditions and exceptions, it will not and will cause its subsidiaries not to, without the prior consent of Netgateway:

  .  amend Category 5 Technologies' articles of incorporation or bylaws;

  . take any action that would or would reasonably be expected to prevent, impair or materially delay the ability of Netgateway or Category 5 Technologies to consummate the transactions contemplated by the merger agreement; or

  . take, propose to take, or agree to take, any of the foregoing actions or any action which would make any of the representations or warranties of Category 5 Technologies or C5T Acquisition contained in the merger agreement untrue, incomplete or incorrect.

Conditions to the Completion of the Merger

  The respective obligations of C5T Acquisition, Category 5 Technologies and Netgateway to consummate the merger are subject to the satisfaction or waiver of certain conditions, including that:

  . the holders of at least a majority of the voting power of all outstanding shares of Netgateway common stock have approved the merger;

  . there is no law of any governmental entity of injunction issued by a court of competent jurisdiction in effect restraining, enjoining or otherwise preventing consummation of the merger and no governmental entity shall have instituted any proceeding which continues to be pending seeking any such law;

  . the Commission has declared the registration statement, of which this proxy statement/prospectus is a part and filed by Category 5 Technologies in connection with the registration under the Securities Act of shares of Category 5 Technologies common stock to be issued in the merger, effective and the registration statement is still effective at the time of the merger, with no stop order suspending its effectiveness having been issued and no action, suit, proceeding or investigation by the Commission to suspend its effectiveness having been initiated and be continuing; and

  . the evaluation committee formed by Category 5 Technologies and Netgateway shall have (i) identified the holders of Netgateway stock options that will be required to re-vest under the Category 5 Technologies' stock options to be received in the merger, (ii) determined the re-vesting schedule for such Category 5 Technologies' stock options, and (iii) obtained all required consents to lawfully implement the re-vesting of the Category 5 Technologies' stock options.

  The obligations of Category 5 Technologies and C5T Acquisition to consummate the merger are further subject to satisfaction or waiver of the following conditions:

  . the representations and warranties of Netgateway contained in the merger agreement are and shall have been true when made and on and as of the date of the merger as though made on and as of that date, except where the failure to be true, individually or in the aggregate, has not had or is not reasonably expected to have a Material Adverse Effect (as defined below) on Netgateway and its subsidiaries taken as a whole;

  . Netgateway has performed or complied in all material respects with all agreements and conditions contained in the merger agreement required to be performed or complied with by it prior to or at the time of the merger;

  . Netgateway has delivered to Category 5 Technologies a certificate, dated the date of the merger, signed by the President or any Vice President of Netgateway, certifying as to the fulfillment of the conditions specified in the preceding two bullets;


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

  . Category 5 Technologies has received an opinion of its tax counsel, Snell & Wilmer L.L.P., dated the date of the merger to the effect that:

    (1)  The merger will qualify as a reorganization within the meaning of
         Section 368(a) of the Internal Revenue Code; and

    (2) Each of Category 5 Technologies, C5T Acquisition and Netgateway will be a party to the reorganization within the meaning of
         Section 368(b) of the Code.

  . all authorizations, consents or approvals of any domestic or foreign governmental entity, required in connection with the execution and delivery of the merger agreement and the performance of the obligations under the merger agreement have been made or obtained, without any limitation, restriction or condition that is reasonably expected to have a Material Adverse Effect on Netgateway and its subsidiaries taken as a whole, or an effect on Category 5 Technologies and its subsidiaries that, were that effect applied to Netgateway and its subsidiaries, is reasonably expected to have a Material Adverse Effect on Netgateway and its subsidiaries taken as a whole, except for any authorizations, consents or approvals, the failure of which to have been made or obtained is not reasonably expected to have a Material Adverse Effect on Netgateway and its subsidiaries taken as a whole, or an effect on Category 5 Technologies and its subsidiaries that, were that effect applied to Netgateway and its subsidiaries, is reasonably expected to have a Material Adverse Effect on Netgateway; and

  . at least 10 days prior to the date of Netgateway's special stockholders meeting, Category 5 Technologies has received an affiliate letter from each person who is an "affiliate" of Netgateway for purposes of Rule 145 under the Securities Act.

  . excluding William C. Gibbs and Mitchell Edwards, Category 5 Technologies shall have received from its officers, directors and 5% stockholders (calculated on a post-closing basis) an executed lock-up agreement precluding such stockholders from selling any shares of Category 5 Technologies until one year following the date of the merger, except in accordance with the volume limitations required under Rule 144 of the Securities Act.

  . No more than 20% of the outstanding Netgateway shares of common stock shall have elected appraisal rights under General Corporation Law of the State of Delaware.

  . all convertible debentures, convertible promissory notes, Canadian shares, and other equity or debt securities shall have been converted into Netgateway common stock.

  . Netgateway's disputes with its former employees Keith Freadhoff, Donald Corliss, David Bassett-Parkins, and Hahn Ngo shall be been settled on terms acceptable to Category 5 Technologies and such former employees shall have provided a release of any known or unknown claims against Netgateway.

  . Category 5 Technologies shall have received an opinion from Netgateway's legal counsel, Parsons Behle & Latimer, dated the date of the merger date.

  The obligations of Netgateway to consummate the merger are further subject to satisfaction or waiver of the following conditions:

  . the representations and warranties of Category 5 Technologies and C5T Acquisition contained in the merger agreement shall have been true when made and on and as of the date of the merger as though made on and as of that date, except where the failure to be true, individually or in the aggregate, has not had or is not reasonably expected to have, a Material Adverse Effect on Category 5 Technologies and its subsidiaries taken as a whole;

  . Category 5 Technologies has performed or complied in all material respects with all agreements and conditions contained in the merger agreement required to be performed or complied with by it prior to or at the time of the merger;

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

  . Category 5 Technologies has delivered to Netgateway a certificate, dated the date of the merger, signed by the President or any Vice President of Category 5 Technologies, certifying as to the fulfillment of the conditions specified in the preceding two bullets; and

  . Netgateway has received an opinion from Snell & Wilmer L.L.P., dated the date of the merger, to the effect that:

    (1)  the merger will qualify as a reorganization within the meaning of
         Section 368(a) of the Internal Revenue Code.

    (2) Each of Category 5 Technologies, C5T Acquisition and Netgateway will be a party to the reorganization within the meaning of
         Section 368(b) of the Code.

  . excluding William C. Gibbs and Mitchell Edwards, Category 5 Technologies shall have received from its officers, directors and 5% stockholders (calculated on a post-closing basis) an executed lock-up agreement precluding such stockholders from selling any shares of Category 5 Technologies until one year following the date of the merger, except in accordance with the volume limitations required under Rule 144 of the Securities Act.

  . Netgateway shall have received an opinion from Category 5 Technologies' legal counsel, Snell & Wilmer, dated the date of the merger date.

  "Material Adverse Effect" is defined as, with respect to any entity, any material adverse effect on:

  . the assets, properties, financial condition or results of operations of that entity and its subsidiaries taken as a whole, other than any change, circumstance, effect or development:

    (1) relating to the small business services industry or economy in general in any location in which that entity operates or owns assets;

    (2) arising out of or resulting from actions contemplated by the parties in connection with, or which is attributable to, the announcement of the merger agreement and the transactions contemplated by the merger agreement, including loss of customers or suppliers or the delay or cancellation of orders for products; or

    (3) any stockholder litigation or litigation by any governmental entity, in each case brought or threatened against that entity or any member of its board of directors in respect of the merger agreement or the transactions contemplated by the merger agreement;

    provided that any change in the market price or trading volume of the Netgateway common stock or Category 5 Technologies common stock shall not, in and of itself, constitute a Material Adverse Effect.

  . the ability of that entity to consummate the transactions contemplated by the merger agreement.

Additional Covenants of Netgateway and Category 5 Technologies

  Each of Category 5 Technologies, C5T Acquisition and Netgateway also agreed, among other things and subject to various conditions and exceptions, that:

  . as soon as practicable following the date of the merger agreement, Category 5 Technologies and Netgateway will jointly prepare this proxy statement/prospectus in connection with the vote of the stockholders of Netgateway in respect of the merger and Category 5 Technologies will file with the Commission a registration statement, of which this proxy statement/prospectus is a part, in connection with the registration under the Securities Act of the shares of Category 5 Technologies common stock to be issued in connection with the merger;

  . Netgateway will use all reasonable best efforts to obtain a customary "comfort" letter dated the date on which the registration statement filed by Category 5 Technologies will become effective and addressed to Category 5 Technologies;

  . Category 5 Technologies will use all reasonable best efforts to cause Tanner + Co. to deliver a customary "comfort" letter dated the date on which the registration statement will become effective and addressed to Netgateway;

  .  Netgateway will:

    (1) hold a special meeting of its stockholders as soon as practicable after the effective date of this proxy statement/prospectus for the purpose of voting on the approval and adoption of the merger and related matters; and

    (2) solicit proxies from its stockholders to obtain the requisite vote for that approval;

  . the Netgateway board of directors will recommend approval and adoption of the merger by Netgateway's stockholders and, except as expressly permitted, will not withdraw, amend or modify in a manner adverse to Category 5 Technologies such recommendation, or announce publicly its intention to do so;

  . each party will use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate the merger;

  . each party will use its reasonable best efforts to resolve any objections asserted by a governmental entity or other person in respect of the merger under any antitrust law;

  . Netgateway will inform Category 5 Technologies of any litigation brought against Netgateway or its directors relating to the merger and will consult with and obtain Category 5 Technologies' prior written consent before entering into any settlement or compromise of any such litigation;

  . Netgateway will provide, and will cause its respective subsidiaries to provide, Category 5 Technologies and C5T Acquisition and their authorized representatives reasonable access to all employees, plants, offices, warehouses and other facilities and to all books and records of Netgateway and its subsidiaries;

  . Category 5 Technologies will provide, and will cause its respective subsidiaries to provide, Netgateway and its authorized representatives reasonable access to all employees, plants, offices, warehouses and other facilities and to all books and records of Category 5 Technologies and its subsidiaries;

  . each party will consult with each of the others before issuing any press release or otherwise making any public statements in respect of the merger;

  . each party will give prompt notice to each of the others of the occurrence of particular events;

  . each party will, and will cause its respective subsidiaries to, use its reasonable best efforts to cause the merger to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

  . Netgateway will, at Category 5 Technologies' request, terminate the Netgateway's 401(k) plan and 100% vesting of participants' accounts in the plan as of the date of the merger and also seek a determination of termination from the IRS regarding the qualified status of such 401(k) plan;

  . at least 10 days prior to the date of Netgateway's special meeting, Netgateway will deliver to Category 5 Technologies an affiliate letter from each person who is an "affiliate" of Netgateway for purposes of Rule 145 under the Securities Act;

  . Category 5 Technologies will take all action necessary to cause C5T Acquisition to perform its obligations under the merger agreement and to consummate the merger on the terms and conditions set forth in the merger agreement;

  . whether or not the merger is completed, each party agrees to bear its own expenses in connection with the merger, provided that:

    (1) each party will share equally in any expenses incurred in connection with the filing, printing and marking of this proxy statement/prospectus; and

    (2) Netgateway will be solely responsible for the payment of any termination fees;

  . if any state takeover statute is or may become applicable to the merger, each of Category 5 Technologies and Netgateway will take all actions that are necessary to consummate the merger as promptly as practicable and will otherwise act to eliminate or minimize the effects of any state takeover statute on the merger;

  . Category 5 Technologies shall have increased the size of its board of directors to seven members and for the period of three years following the merger, Donald L. Danks shall have the right to designate three individuals to serve on Category 5 Technologies' board of directors, all of whom shall be reasonably acceptable to Category 5 Technologies; and

  . Category 5 Technologies will have obtained customary director and officer insurance, which shall provide claims coverage of a minimum of $5,000,0000 per claim.

  Netgateway has also further agreed not to, and not to permit its subsidiaries to, nor authorize or permit any officer, director or employee of or any investment banker, attorney, accountant or other advisor or representative of Netgateway or any of its subsidiaries to, directly or indirectly:

  . solicit, initiate or encourage the submission of any Acquisition Proposal (as defined below); or

  . participate in any discussions or negotiations regarding, or furnish to any person any information in respect of, or take any other action to facilitate, any Acquisition Proposal or any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal.

  However, in response to an unsolicited Acquisition Proposal, Netgateway may take any of the actions described in the second bullet above if, and only to the extent that:

  . the special meeting of Netgateway stockholders to approve the merger has not occurred;

  . the Netgateway board of directors, after consultation with outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties to Netgateway's stockholders under applicable law;

  . the Netgateway board of directors determines in good faith that the Acquisition Proposal, if accepted, is reasonably likely to be consummated after taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, and believes in good faith, after consultation with its financial advisor, that the Acquisition Proposal would, if consummated, result in a transaction more favorable to Netgateway's stockholders than the merger (any such Acquisition Proposal that the Netgateway board of directors has determined to be more favorable to Netgateway stockholders than the merger is referred to as a "Superior Proposal"); and

  .  prior to taking action, Netgateway:

    (1) provides reasonable notice to Category 5 Technologies that it is taking action; and

    (2) receives from the person making the Acquisition Proposal an executed confidentiality/standstill agreement in reasonably customary form and containing terms at least as stringent as those contained in the confidentiality agreement entered into between Category 5 Technologies and Netgateway in connection with the merger.

  Netgateway will notify Category 5 Technologies of its receipt of any Acquisition Proposal as promptly as practicable. Netgateway has also agreed to terminate any existing activities, discussions or negotiations with any parties conducted before the merger agreement in respect of any possible Acquisition Proposal.

  Subject to certain exceptions, Netgateway's board of directors will not withdraw or modify, or propose to withdraw or modify, in a manner adverse to Category 5 Technologies, its approval or recommendation of the merger unless the Netgateway board of directors, after consultation with outside legal counsel, determines in good faith that such action would be inconsistent with the Netgateway board of directors' fiduciary duties to Netgateway's stockholders under applicable law. The Netgateway board of directors may not approve or recommend, and in connection with that approval or recommendation withdraw or modify its approval or recommendation of the merger, an Acquisition Proposal unless it is a Superior Proposal and the board of directors has first consulted with outside legal counsel and determined that the failure to take such action would be inconsistent with the Netgateway board of directors' fiduciary duties to Netgateway's stockholders under applicable law.

  "Acquisition Proposal" means any inquiry, offer or proposal regarding any of the following, other than the transactions contemplated by the merger agreement, involving Netgateway or any of its subsidiaries:

  . any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction;

  . any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all the assets of Netgateway and its subsidiaries, taken as a whole, in a single transaction or series of related transactions;

  . any tender offer or exchange offer for 20% or more of the outstanding capital stock of Netgateway or the filing of a registration statement under the Securities Act in connection with any such tender or exchange offer; or

  . any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

Termination of the Merger Agreement

 Termination by either Netgateway or Category 5 Technologies

  The merger agreement may be terminated, and the merger abandoned, at any time prior to the merger by mutual written consent of Netgateway and Category 5 Technologies. The merger agreement may also be terminated by either Netgateway or Category 5 Technologies if:

  . the merger is not consummated by February 22, 2002; except that either Netgateway or Category 5 Technologies may extend the termination date if it reasonably determines in good faith that additional time is necessary in connection with obtaining any required governmental consent or approval, provided that the termination date may not be extended beyond March 29, 2002;

  . the required approval of the stockholders of Netgateway has not been obtained at the special meeting or any adjournment or postponement of the special meeting;

  . any law permanently restraining, or injunction permanently enjoining or otherwise prohibiting the consummation of the merger has become final and non-appealable; or

  . any governmental entity has failed to issue an order, decree or ruling or to take any other action which is necessary to fulfill certain conditions to the consummation of the merger, and that denial of a request to issue such order, decree or ruling or to take such other action is final and non-appealable.

  However, the right of either party to terminate the merger agreement is not available to a party that has breached, in any material respect, its obligations to consummate the merger set forth in the merger agreement in any manner that has proximately contributed to the failure of the merger to be consummated.

 Termination by Netgateway

  The merger agreement may be terminated, and the merger abandoned, by Netgateway at any time prior to the merger if each of the following occurs:

  .  the special meeting has not been held and completed;

  . Netgateway's board of directors authorizes Netgateway, subject to complying with the terms of the merger agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and Netgateway notifies Category 5 Technologies in writing that it intends to enter into that agreement, attaching the most current version of that agreement to the notice; and

  .  during the three business day period after that notice:

    (1) Netgateway negotiates with, and causes its financial and legal advisors to negotiate with, Category 5 Technologies to attempt to make commercially reasonable adjustments in the terms and conditions of the merger agreement as would enable Netgateway to proceed with the transactions contemplated by the merger agreement; and

    (2) Netgateway's board of directors concludes, after considering the results of these negotiations, that the Superior Proposal giving rise to Netgateway's notice continues to be a Superior Proposal.

  The merger agreement may also be terminated, and the merger abandoned, by Netgateway at any time prior to the merger:

  . if Category 5 Technologies' representations and warranties regarding its SEC reports and financial statements are not materially correct; or

  . if there is a breach by Category 5 Technologies or C5T Acquisition of any representation, warranty, covenant or agreement contained in the merger agreement that cannot be cured and would prevent certain conditions to the consummation of the merger from being satisfied before February 22, 2002.

 Termination by Category 5 Technologies

  The merger agreement may be terminated, and the merger abandoned, by Category 5 Technologies at any time prior to the merger if:

  . Netgateway enters into a binding agreement for a Superior Proposal or Netgateway's board of directors withdraws or adversely modifies its approval or recommendation of the merger; or

  . there is a breach by Netgateway of any representation, warranty, covenant or agreement contained in the merger agreement that cannot be cured and would prevent certain conditions to the consummation of the merger from being satisfied before February 22, 2002.

 Effect of Termination

  If the merger agreement is terminated:

  . because a bona fide Acquisition Proposal has been made or any person has publicly announced an intention, whether or not conditional, to make a bona fide Acquisition Proposal in respect of Netgateway or any of its subsidiaries and the merger agreement is subsequently terminated (1) by either Category 5 Technologies or Netgateway because Netgateway's stockholders have not approved the merger or (2) by Category 5 Technologies because Netgateway materially breaches its covenant not to solicit, initiate or encourage the submission of any Acquisition Proposal or participate in any discussions or negotiations regarding, or furnish to any person any information in respect of, or take any other action to facilitate, any Acquisition Proposal or any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal and within nine months of the termination of the merger agreement any Acquisition Proposal by a third party is entered into, agreed to or consummated by Netgateway;

  . by Netgateway in the manner described in the first paragraph under "Termination by Netgateway" above;

  . by Category 5 Technologies because Netgateway enters into a binding agreement for a Superior Proposal; or

  . by Category 5 Technologies because Netgateway's board of directors withdraws or adversely modifies its approval or recommendation of the merger and within nine months of the termination of the merger agreement any Acquisition Proposal by a third party is entered into, agreed to or consummated by Netgateway;

then Netgateway has agreed to pay Category 5 Technologies a termination fee of $1,500,000 on the date of the termination, except in the case of the first and fourth bullets above, for which the termination fee will be payable on the earlier of the date an agreement is entered into in respect of an Acquisition Proposal or an Acquisition Proposal is consummated.

Indemnification of Netgateway's Directors and Officers

  Netgateway and Category 5 Technologies have agreed to indemnify the present and former directors and officers of Netgateway and its subsidiaries against all losses, claims, damages, costs, expenses, liabilities or amounts that are paid in connection with any claim based on or arising out of or pertaining to the fact that such person is or was a director or officer of Netgateway or any of its subsidiaries, or based on or arising out of any of the transactions contemplated by the merger agreement, and to provide and maintain insurance coverage for such purposes, for a period of six years commencing on the effective date of the merger.

Amendment of the Merger Agreement

  The merger agreement may be amended at any time in writing signed by all parties to the merger agreement before or after the approval of the merger by the Netgateway stockholders but, after their approval, the merger agreement may not be amended without the approval of the Netgateway stockholders if their approval is required under any applicable law.

Extension and Waiver

  At any time before the merger, each party to the merger agreement may extend the time for performance of any obligation or act of another party, waive any inaccuracies in the representations and warranties of another party or waive compliance by the other party with any of the agreements or conditions contained in the merger agreement.

                 INFORMATION REGARDING CATEGORY 5 TECHNOLOGIES
                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

  The following selected historical consolidated financial data should be read in conjunction with Category 5 Technologies' consolidated financial statements and related notes thereto and Category 5 Technologies' "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are included in this proxy statement/prospectus. The consolidated statement of income data for the six month period ended June 30, 2001 and for the years ended December 31, 2000 and 1999, and the consolidated balance sheet data at June 30, 2001 and December 31, 2000 are derived from the consolidated financial statements of Category 5 Technologies which have been audited by Tanner + Co., independent accountants, and are included elsewhere in this document. Historical results are not necessarily indicative of the results to be expected in the future.

Consolidated Combined Statement of Operations(1):

                                          6 months     Year Ended  Year Ended
                                         ended June   December 31,  December
                                          30, 2001        2000      31, 1999
                                        ------------  ------------ -----------
Revenue................................ $ 10,595,967  $ 20,070,443 $ 9,900,507
Costs and expenses.....................    6,409,758    18,383,679   8,750,418
                                        ------------  ------------ -----------
Income from operations.................    4,186,209     1,686,764   1,150,089
Benefit for income taxes...............      140,000           --          --
Interest income (expense)..............       (1,237)       11,023       4,308
Other income (expense).................          --          3,208         --
                                        ------------  ------------ -----------
Net income............................. $  4,324,972  $  1,700,995 $ 1,154,397
Weighted average shares, Basic.........    9,430,556     9,000,000   9,000,000
Weighted average shares, Diluted.......   10,384,103     9,000,000   9,000,000
Earnings per share, Basic.............. $       0.46  $       0.19 $      0.13
Earnings per share, Diluted............ $       0.42  $       0.19 $      0.13
Pro forma earnings per share,
 Basic(2).............................. $       0.28  $       0.12 $      0.08
Pro forma earnings per share,
 Diluted(2)............................ $       0.25  $       0.12 $      0.08
Cash Dividends paid.................... $    484,348  $    822,005 $   627,929

Consolidated Combined Balance Sheet Data(1):

                                          6 months     Year Ended  Year Ended
                                         ended June   December 31,  December
                                          30, 2001        2000      31, 1999
                                        ------------  ------------ -----------
Working Capital........................ $  1,411,227  $  1,094,375 $ 44408,328
Total assets...........................    6,247,009     1,658,672     732,404
Total liabilities......................      997,139       249,426     202,148
Stockholders' equity...................    5,249,870     1,409,246     530,256

--------
(1) The selected financial data at and for the six months ended June 30, 2001 and the years ended December 31, 2000 and 1999 include data from (a) Executive Credit Services, L.C., the predecessor of ePenzio, Inc., prior to May 17, 2000, (b) ePenzio, Inc., which was formed May 17, 2000 pursuant to subchapter S of the Internal Revenue Code, and (c) the reverse merger transacted May 29, 2001 between Network Investor Communications, Inc. and ePenzio, Inc. For accounting purposes the business combination is treated as a recapitalization of ePenzio, Inc., with ePenzio being treated as the accounting acquirer. Effective July 23, 2001, Network Investor Communications, Inc. changed its name to Category 5 Technologies, Inc.
(2) Reflects pro-forma amounts for provision for income taxes of $1,710,000, $638,000 and $433,000 for the six months ended June 30, 2001 and the years ended December 31, 2000 and 1999, respectively, as if the Company had been a C-Corporation prior to May 29, 2001.

        MARKET PRICE AND DIVIDEND INFORMATION OF CATEGORY 5 TECHNOLOGIES

  Category 5 Technologies' common stock is traded on the National Association of Securities Dealers OTC Electronic Bulleting Board under the symbol "CFVT". However, Category 5 Technologies has been unable to obtain any reliable trading history, as there existed little or no trading of Category 5 Technologies' common stock during the entire period that it has been traded and there is otherwise no established public trading market Category 5 Technologies' common stock. The following table presents the high ask and low bid information for Category 5 Technologies' common equity for each quarter within the last two fiscal years and any interim period, during which trading occurred, as reported on the National Association of Securities Dealers OTC Electronic Bulleting Board. The quotations set forth in the table below reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent the actual transactions.

                                                            High Ask   Low Bid
                                                           ---------- ----------
   Calendar 2001
     October 1, 2001 through October 31, 2001.............      $5.25      $2.20
     Quarter Ended September 30, 2001.....................      $2.19      $0.25
     Quarter Ended June 30, 2001..........................      $1.94      $0.06
     Quarter Ended March 31, 2001......................... No Trading No Trading
   Calendar 2000
     Quarter Ended December 31, 2000...................... No Trading No Trading
     Quarter Ended September 30, 2000..................... No Trading No Trading
     Quarter Ended June 30, 2000.......................... No Trading No Trading
     Quarter Ended March 31, 2000......................... No Trading No Trading
   Calendar 1999
     Quarter Ended December 31, 1999...................... No Trading No Trading
     Quarter Ended September 30, 1999..................... No Trading No Trading
     Quarter Ended June 30, 1999.......................... No Trading No Trading
     Quarter Ended March 31, 1999......................... No Trading No Trading

Dividends

  Prior to the reverse acquisition on May 29, 2001, ePenzio declared and paid cash dividends on its common stock in the amounts of $484,348, $822,005 and $627,929 for the six months ended June 30, 2001 and for the years ended December 31, 2000 and 1999, respectively, which is equivalent to $0.05, $0.09 and $0.07 per share, respectively, based on the basic weighted average number of shares outstanding during those periods. However, since May 29, 2001, Category 5 Technologies has not declared or paid any cash dividends on its common stock. Category 5 Technologies currently intends to retain any earnings for use in its business and therefore does not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be made by Category 5 Technologies board of directors in light of Category 5 Technologies' earnings, financial position, capital requirements, contractual restrictions and such other factors as the board of directors deems relevant.

  The Zions First National Bank $1 Million revolving line of credit restricts the dividends that may be paid by ePenzio to its sole stockholder, Category 5 Technologies, which, in turn, limits Category 5 Technologies' ability to declare and pay dividends to its stockholders. Nevada Revised Statutes Section
78.288 limits Category 5 Technologies' ability to pay dividends on its common stock if any such dividend would render Category 5 Technologies insolvent.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                RESULTS OF OPERATIONS OF CATEGORY 5 TECHNOLOGIES

Overview

  The following is management's discussion and analysis of the consolidated financial conditions and results of operations of Category 5 Technologies. It should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus. When used in this discussion, the words "estimate," "project," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected, including but not limited to, those discussed in "Factors That May Affect Future Results" and elsewhere in this proxy statement/prospectus and from time to time in Category 5 Technologies' periodic reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Category 5 Technologies undertakes no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Acquisition of ePenzio, Inc.

  On May 29, 2001, Category 5 Technologies issued 9,000,000 shares of its common stock to the stockholders of ePenzio in exchange for 1,000,000 shares of ePenzio common stock, representing all of the outstanding shares of ePenzio, pursuant to which ePenzio became a wholly-owned subsidiary of Category 5 Technologies. Because ePenzio is the operating entity and its stockholders acquired voting control of Category 5 Technologies as a result of the ePenzio acquisition, ePenzio is considered the accounting acquirer of Category 5 Technologies and the ePenzio acquisition is treated as a reverse acquisition for financial reporting purposes. As a result, for all periods prior to May 29, 2001, Category 5 Technologies is presenting the historical, financial and other information of ePenzio and its two subsidiaries, Olympus Financial, Inc. and Bring It Home, Inc., which are combined with the results of Category 5 Technologies, as those of Category 5 Technologies.

  Historically, ePenzio had a fiscal year end of December 31. However, in connection with the ePenzio acquisition, the Board of Directors of Category 5 Technologies elected to carry forward Category 5 Technologies' historical fiscal year end of June 30, effective for the period ending June 30, 2001. This discussion covers the transition period between December 31, 2000 and June 30, 2001. Therefore, for purposes of this discussion and unless otherwise indicated, references to fiscal 2000 and fiscal 1999 mean the fiscal year ended December 31, 2000 and December 31, 1999, respectively, and references to fiscal 2001 will refer to the six months ended June 30, 2001.

Results of Operations

 Six Months Ended June 30, 2000 Compared to the Six Months Ended June 30, 2001

                                     For the Six Month Period Ended June 30,
                                    ------------------------------------------
                                                 Percent              Percent
                                       2001         of       2000        of
                                     (Audited)   Revenues (Unaudited) Revenues
                                    -----------  -------- ----------- --------
Revenues........................... $10,595,967    100%   $12,881,619   100%
Cost of Revenues...................   3,390,342     32%     7,979,664    62%
                                    -----------    ---    -----------   ---
  Gross profit.....................   7,205,625     68%     4,901,955    38%
Selling, general and
 administrative....................   3,019,416     28%     3,757,543    29%
                                    -----------    ---    -----------   ---
Income from Operations.............   4,186,209     40%     1,144,412     9%
Other income
  Interest Income (Expense)........      (1,237)   --           6,810   --
                                    -----------    ---    -----------   ---
  Net Income before income taxes...   4,184,972     40%     1,151,222     9%
Benefit from Income taxes..........     140,000      1%           --    --
                                    -----------    ---    -----------   ---
  Net Income....................... $ 4,324,972     41%   $ 1,151,222     9%
                                    ===========    ===    ===========   ===

 Revenues

  Revenues decreased by $2.3 million, or 18%, for the six months ended June 30, 2001 to $10.6 million, compared to $12.9 million for the six months ended June 30, 2000. The decrease in revenues is due to the loss of two third-party referral sources during the last six months of 2000. Revenues generated by these two sources came mostly in the first six months of 2000.

 Cost of Revenues

  Cost of revenues decreased by $4.6 million, or 58%, for the six months ended June 30, 2001 to $3.4 million, compared to $8.0 million for the six months ended June 30, 2000. The decrease in the cost of revenues is due to the fact that commissions are not paid on those customer installment contracts that are not immediately purchased by finance companies. A portion of the installment contracts executed by Category 5 Technologies' customers are not immediately purchased by finance companies. Instead, these installment contracts are held in a pool by Category 5 Technologies wholly-owned subsidiary, Olympus, which are billed each month on behalf of Category 5 Technologies' and are shown as receivables. Because these installment contracts are not immediately purchased by a finance company, a much lower commission is paid to third parties, thus significantly decreasing the cost of revenues. As a percentage of revenues, costs of revenues decreased from 62% for the six months ended June 30, 2000 to 32% for the six months ended June 30, 2001. This decrease is primarily due to the change in the commission structure to account for those installment contracts not immediately purchased by finance companies.

 Gross Profit

  Gross profits increased by $2.3 million, or 47%, for the six months ended June 30, 2001 to $7.2 million, compared to $4.9 million for the six months ended June 30, 2000. Category 5 Technologies' gross profit was positively impacted by the change in payment of commissions to third parties described above. Category 5 Technologies' gross margin increased from 38% in the first six months of 2000 to 68% in the same period of 2001. Category 5 Technologies' gross profit margin was favorably impacted by the change in commissions paid to third parties.

 Selling, General and Administrative

  Selling, general and administrative expenses decreased by $0.8 million or 20%, to $3.0 million for the six months ended June 30, 2001, compared to $3.8 million for the six month period ended June 30, 2000. This

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

decrease in selling, general and administrative expenses is primarily due to improved pricing from vendors such as printers, suppliers of office products and others that have been negotiated by Category 5 Technologies. As a percentage of revenues, selling, general and administrative expenses decreased from 29% for the six months ended June 30, 2000 to 28% for the same period in 2001.

 Income from Operations

  Income from operations increased by $3.1 million, or 266%, for the six months ended June 30, 2001 to $4.2 million, compared to $1.1 million for the six months ended June 30, 2000 based upon the above discussion of the financial operations. Operating margins increased from 9% in the 2000 period to 40% in the 2001 period. For the six months ended June 30, 2000 and 2001, EBITDA was $1.1 million and $4.1 million, respectively.

 Other Income (Expense), Net

  Other income for the six month period ended June 30, 2001 consisted of interest income in the amount of $6,810 as interest paid by Category 5 Technologies' bank for deposits held in sweep accounts during the year. For the six-month period ended June 30, 2000, Category 5 Technologies paid interest in the amount of $1,237 in relation to the loan from a stockholder that was paid off in January 2001.

 Benefit from Income Taxes

  As specified by the Commission, pro forma data has been provided since ePenzio was formerly a subchapter S corporation. Pro forma earnings per share have been calculated to include the adjustment for income taxes had the operating subsidiary been a C corporation during the periods presented.

  The benefit for income taxes for the six months ended June 30, 2001 was $140,000, due to income attributable to the last month of the period, subsequent to the conversion of ePenzio to a C corporation. There was no similar benefit for income taxes during the same period in 2000, because ePenzio was a subchapter S corporation during the entire period.

 Net Income

  Net income increased by $3.2 million, or 276%, for the six months ended June 30, 2001 to $4.3 million, compared to $1.2 million for the six months ended June 30, 2000. This increase in net income is due to the establishment of the pool of installment contracts that are retained by Olympus and billed every month, rather than being purchased immediately by a finance company and the resulting savings on commission expense.

 Twelve Months Ended December 31, 2000 Compared to the Twelve Months Ended December 31, 1999

                                For the Twelve Month Period Ended December 31,
                                ----------------------------------------------
                                              Percent                Percent
                                   2000     of Revenues    1999    of Revenues
                                ----------- ----------- ---------- -----------
Revenues....................... $20,070,443     100%    $9,900,507     100%
Cost of Revenues...............  11,816,333      59%     5,882,519      59%
                                -----------     ---     ----------     ---
  Gross profit.................   8,254,110      41%     4,017,988      41%
Selling, general and
 administrative................   6,567,346      33%     2,867,899      29%
                                -----------     ---     ----------     ---
Income from Operations.........   1,686,764       8%     1,150,089      12%
Other income
  Interest Income (Expense)....      11,023     --           4,308     --
  Other........................       3,208     --             --      --
                                -----------     ---     ----------     ---
  Net Income before income
   taxes.......................   1,700,995     8.5%     1,154,397      12%
  Benefit from Income taxes....         --      --             --      --
                                -----------     ---     ----------     ---
    Net Income................. $ 1,700,995     8.5%    $1,154,397      12%
                                ===========     ===     ==========     ===

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

 Revenues

  Revenues increased by $10.2 million, or 103%, for the twelve months ended December 31, 2000 to $20.1 million, compared to $9.9 million for the twelve months ended December 31, 1999. The increase in revenues is due to a significant increase in the volume of new accounts as a result of additional relationships with third-party referral sources developed during 2000.

 Cost of Revenues

  Cost of Revenues increased by $5.9 million, or 101%, for the twelve months ended December 31, 2000 to $11.8 million, compared to $5.9 million for the twelve months ended December 31, 1999. The increase in the Cost of revenues is due to the increased expenses related to the generation of new accounts and corresponding increase in revenues. As the volume of new accounts increased during 2000, so did the amount of commissions to be paid. As a percentage of revenues, costs of revenues remained at approximately 59% for the twelve months ended December 31, 2000 and 1999.

 Gross Profit

  Gross Profits increased by $4.3 million, or 105%, for the twelve months ended December 31, 2000 to $8.3 million, compared to $4.0 million for the twelve months ended December 31, 1999. Category 5 Technologies' gross profit was positively impacted by the increase in accounts described above. Category 5 Technologies' gross margin remained at approximately 41% for fiscal years 2000 and 1999.

 Selling, General and Administrative

  Selling, general and administrative expenses increased by $3.7 million, or 129%, for the twelve months ended December 31, 2000 to $6.6 million, compared to $2.9 million for the twelve months ended December 31, 1999. This increase is primarily due to an increase in the number of employees at Category 5 Technologies and expenses that were incurred to improve future efficiencies at Category 5 Technologies. As a percentage of revenues, selling, general and administrative expenses increased from 29% for fiscal year 1999 to 33% for the same period in 2000.

 Income from Operations

  Income from operations increased by $0.5 million, or 47%, for the twelve months ended December 31, 2000, to $1.7 million, compared to $1.2 million for the twelve months ended December 31, 1999. Operating margins decreased, however, from 12% in the 1999 period to 8% in the 2001 period, due to additions in employee benefits. For example, during 1999 Category 5 Technologies did not offer health insurance benefits or a 401(k) program. However, during 2000, in an effort to attract and retain better employees, Category 5 Technologies added a competitive health insurance benefits program, a 401(k) program with Category 5 Technologies matching up to a certain percentage of contributions, and a profit sharing program. Additionally, Category 5 Technologies moved into larger offices to accommodate the increased number of employees. This resulted in an increase in the lease payments each month. For fiscal year 2000 and 1999, EBITDA was $1.7 million and $1.1 million, respectively.

 Other Income (Expense), Net

  Other income for fiscal year 1999 consisted of interest income in the amount of $4,308 in relation to the deposits held at Category 5 Technologies' depository bank in a sweep account. Other income for fiscal year 2000 consisted of income of $11,023, an increase of 156% from the prior fiscal year, in relation to a sublease of some of Category 5 Technologies' office space to an unrelated party for a short period of time. In addition, Category 5 Technologies realized $3,208 of additional other income from interest earned on funds held in the sweep accounts in fiscal year 2000.

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

 Income Taxes

  ECS, ePenzio's predecessor, was organized as a limited liability company. ePenzio elected under the Internal Revenue Code to be an S corporation. Therefore, the members and stockholders of ECS and ePenzio were taxed on their proportionate share of Category 5 Technologies' taxable income through May 29, 2001. Therefore, no provision or liability for federal income taxes has been included in the financial statements set forth herein as of December 31, 2000 and 1999. The subsidiaries of ePenzio were formed as C corporations and have incurred losses since inception.

 Net Income

  Net Income increased by $0.5 million, or 47%, for the twelve months ended December 31, 2000 to $1.7 million, compared to $1.2 million for the twelve months ended December 31, 1999. The increase in net income is due to an increased volume of accounts as well as improvements in operating efficiencies.

Liquidity and Capital Resources

  At June 30, 2001, Category 5 Technologies had working capital of $1,411,227. At December 31, 2000, Category 5 Technologies had working capital of $1,094,375, compared to working capital of $408,328 at December 31, 1999.

  During the six month period ended June 30, 2001, Category 5 Technologies generated $729,481 of cash from its operating activities, used $33,217 of cash in its investing activities and used $542,148 of cash in its financing activities. During the sixth month period ended June 30, 2000, Category 5 Technologies generated $753,063 of cash from its operating activities, used $129,028 of cash in its investing activities and used $726,190 of cash in its financing activities. During the twelve month period ended December 31, 2000, Category 5 Technologies generated $752,805 of cash from its operating activities, used $133,825 of cash in its investing activities and used $752,005 of cash in its financing activities. During the twelve month period ended December 31, 1999, Category 5 Technologies generated $944,813 of cash from its operating activities, used $132,625 of cash in its investing activities and used $623,429 of cash in its financing activities.

  Category 5 Technologies' investing activities during the six month period ended June 30, 2001 included purchases of property and equipment of $33,217. Category 5 Technologies' investing activities during the six month period ended June 30, 2000 included purchases of property and equipment of $129,028. Category 5 Technologies' investing activities during the twelve month periods ended December 31, 2000 and 1999 included purchases of property and equipment of $133,825 and $132,625, respectively.

  Category 5 Technologies' financing activities during the six month period ended June 30, 2001 included the payment on a stockholder loan in the aggregate amount of $57,800 and dividends paid on Category 5 Technologies' common stock in the aggregate amount of $484,348. Category 5 Technologies' financing activities during the six month period ended June 30, 2000 included distributions made to the stockholders of ePenzio (then an S corporation) in the aggregate amount of $726,190. Category 5 Technologies' financing activities during the twelve month periods ended December 31, 2000 included receipt of a stockholder loan in the amount of $70,000 and distributions made in the aggregate amount of $822,005. Category 5 Technologies' financing activities during the twelve month period ended December 31, 1999 included stockholder contributions in the amount of $4,500 and distributions made in the aggregate amount of $627,929.

  On September 11, 2001, ePenzio obtained a $1 million revolving line of credit from Zions First National Bank. The annual interest rate applied to the unpaid principal balance of the Zions Facility is 1% over Prime 6.5% on September 11, 2001. All accrued and unpaid interest and principal owed under the Zions Facility are due on September 1, 2002. The Zions Facility is secured by all inventory, chattel paper, accounts and general intangibles owned by ePenzio on or after September 11, 2001. As of September 30, 2001, Category 5 Technologies had drawn on the Zions Facility in the amount of $100,000. Pursuant to the Zions Facility,

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

ePenzio may borrow up to the lesser of (i) $1 million or (ii) 75% of the aggregate amount of ePenzio's eligible accounts as specifically defined by the Zions Facility. In addition to customary affirmative and negative covenants, pursuant to the Zions Facility, ePenzio must maintain a tangible net worth of not less than $1 million, and a debt coverage ratio (defined as total earnings, before interest, taxes, depreciation and amortization to total debt service coverage) of 1.5 to 1.0, measured on a quarterly basis.

  Category 5 Technologies maintains trade credit arrangements with certain of its suppliers. The unavailability of a significant portion of, or the loss of, the Zions Facility and trade credit from suppliers would have a material adverse effect on Category 5 Technologies' financial condition and operations.

  In the event of the termination of contracts with all or most of the finance companies with which Category 5 Technologies has developed such relationships, Category 5 Technologies may be unable to meet its anticipated working capital needs or routine capital expenditures on a short-term and long-term basis.

  Management believes that existing cash and cash equivalents and borrowings available under its $1 million line of credit with Zions First National Bank, and cash from future operations will be sufficient to meet Category 5 Technologies' anticipated working capital needs, routine capital expenditures and current debt service obligations for the next twelve months. Category 5 Technologies' cash and cash equivalents are available for working capital needs, capital expenditures, strategic investments, mergers and acquisitions, and other potential cash needs as they may arise. On a longer-term basis, if future cash from operations and Category 5 Technologies' $1 million line of credit with Zions First National Bank are not sufficient to meet its cash requirements, Category 5 Technologies may be required to seek additional financing from the issuance of debt or equity securities. There can be no assurances that Category 5 Technologies will be successful in obtaining additional equity or debt financing.

Effects of Inflation

  The effects of inflation were not considered material during the six month period ended June 30, 2001, and the fiscal years ended December 31, 2000 and December 31, 1999.

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

                      BUSINESS OF CATEGORY 5 TECHNOLOGIES

General

  Category 5 Technologies is positioning itself to become a leading enabling technology and services provider for traditional brick and mortar businesses as well as individuals, companies and financial institutions wishing to conduct commerce on the Internet. Category 5 Technologies believes that there is a large and growing market for technologies and services that enable existing and new businesses and financial institutions to commence or improve their e-commerce transactions. Category 5 Technologies also believes that there is a unique market opportunity to acquire compatible and synergistic technologies, services, transaction platforms and customer bases, with a focus on high margin recurring revenue, through the acquisition of undervalued public companies that are profitable or near-profitable, and private companies that are profitable, but cannot complete an IPO or a large capital raise due to market conditions. Category 5 Technologies will focus its acquisition strategy on companies that provide vertical and horizontal integration to gain critical mass.

  Category 5 Technologies was incorporated in the state of Nevada on August 9, 1996 under the name Network Investor Communications, Inc., to engage in investor and public relations for corporate clientele. On December 8, 1999, Network Investor Communications, Inc. ceased operations due to its inability to continue business as a corporate and investor relations firm. On May 29, 2001, Category 5 Technologies completed its first acquisition when it acquired ePenzio, Inc. On July 23, 2001, Category 5 Technologies changed its name from Network Investor Communications, Inc. to Category 5 Technologies, Inc. Category 5 Technologies is currently an enabling technology and services provider for traditional brick and mortar businesses as well as individuals, companies and financial institutions wishing to conduct commerce on the Internet.

 Acquisition of ePenzio, Inc.

  As of May 29, 2001, Category 5 Technologies completed its first acquisition in its aggregation strategy, the acquisition of ePenzio, Inc., formerly Executive Credit Services, L.C., a Salt Lake City based merchant services provider and e-commerce enabler. To date, ePenzio has established merchant accounts for approximately 20,000 businesses and individuals.

  ePenzio was organized in Utah in 2000 and specializes in marketing and providing credit card, debit card and electronic check processing solutions to brick and mortar and Internet businesses. ePenzio's primary business activity involves the marketing of electronic card processing systems and other related products and services throughout the United States.

  In 1998, Executive Credit Services, L.C. was organized as a limited liability company pursuant to the Utah Limited Liability Company Act. Effective May 17, 2000, the members of Executive Credit Services formed ePenzio pursuant to subchapter S of the Internal Revenue Code. All of the assets and liabilities of Executive Credit Services were distributed to its members and thereafter contributed to ePenzio in exchange for an aggregate of 1,000,000 shares of ePenzio's common stock. Ownership percentages were unchanged and the income tax basis in Executive Credit Services' assets and liabilities carried over to ePenzio. Due to the acquisition of ePenzio on May 29, 2001 by Category 5 Technologies, ePenzio became a C corporation as it consolidated into Category 5 Technologies.

  Effective December 7, 2000 and March 23, 2001, ePenzio formed two wholly-owned subsidiaries, Olympus Financial, Inc., a Utah company, and Bring It Home, Inc., a Utah company, respectively. Olympus finances a portion of the purchases of ePenzio's products and services by its customers. Bring It Home conducts marketing seminars for ePenzio's products.

  On May 29, 2001, Category 5 Technologies acquired ePenzio, the sole stockholder of Olympus and Bring It Home, pursuant to a stock-for-stock exchange in which Category 5 Technologies issued 9,000,000 shares of its common stock to the stockholders of ePenzio in exchange for all of the outstanding shares of ePenzio. Although Category 5 Technologies is the legal acquirer of ePenzio and remains the registrant with the

Commission, under United States generally accepted accounting principles, because ePenzio is the operating entity and its stockholders acquired voting control of Category 5 Technologies, the transaction is treated as a reverse acquisition, and ePenzio is considered the "acquirer" of Category 5 Technologies for financial reporting purposes.

  Among other matters, this accounting treatment requires Category 5 Technologies to present the historical, financial and other information of ePenzio and its subsidiaries, Olympus and Bring It Home, prior to May 29, 2001. As a result, for all periods prior to May 29, 2001, Category 5 Technologies is presenting the historical, financial and other information of ePenzio and its two subsidiaries, which are combined with the results of Category 5 Technologies, as those of Category 5 Technologies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Acquisition of ePenzio, Inc."

  Historically, ePenzio had a fiscal year end of December 31. Because ePenzio was deemed the acquiring entity for accounting purposes, its fiscal year survives for reporting purposes under relevant rules of the Commission. However, the Board of Directors of Category 5 Technologies elected to retain the historical fiscal year end of Category 5 Technologies, June 30, effective for the period ending June 30, 2001. This report for the sixth-month period ended June 30, 2001 covers the resulting transition period. Therefore, for purposes of this report and unless otherwise indicated, references to fiscal 2000 and fiscal 1999 mean the fiscal year ended December 31, 2000, and December 31, 1999, respectively, and references to fiscal 2001 will refer to the six months ended June 30, 2001.

 Change in Corporate Name

  On June 8, 2001, a majority of Category 5 Technologies' stockholders approved the change in the name of Category 5 Technologies from Network Investor Communications, Inc. to Category 5 Technologies, Inc., effective July 23, 2001. The stockholders changed the name of Category 5 Technologies to provide it with a name that more accurately reflects its recently-adopted strategy to become a leader in providing proprietary marketing tools and commerce-enabling services and technologies to traditional brick and mortar business as well as small and medium-sized enterprises.

  Category 5 Technologies' headquarters are located at 4505 South Wasatch Boulevard, Suite 370, Salt Lake City, Utah, 84124, and its telephone number is
(801) 424-2999. The web page for Category 5 Technologies is www.c5technologies.com and the web page for ePenzio is www.epenzio.com.

Forward-Looking Statements and Associated Risks

  This annual report, including all documents incorporated herein by reference, contains "forward-looking statements" within the meaning of the term in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to Category 5 Technologies regarding the future that are based on the beliefs of management as well as assumptions made by, and information currently available to, Category 5 Technologies' management. Forward-looking statements are typically identified by use of the words "anticipate," "believe," "estimate," "expect," "intend," "may," "will," "should," "project," "propose," "plan," and similar words and expressions.

  These statements include, among other things, that there is a large and growing market for technologies and services that enable existing and new businesses and financial institutions to commence or improve their e-commerce transactions; that there is a unique market opportunity to acquire compatible and synergistic technologies, services, transaction platforms and customer bases, with a focus on high margin recurring revenue, through the acquisition of undervalued public companies that are profitable or near-profitable, and private companies that are profitable, but cannot complete an IPO or a large capital raise due to market conditions; that the Internet will continue to grow and develop in the United States and in foreign countries, in particular that e-commerce will increase; that the size of Category 5 Technologies' potential market will grow; that Category 5 Technologies' market position, future operations, margins, profitability, liquidity, and capital resources will likewise grow; that Category 5 Technologies' marketing techniques will be effective; that Category 5 Technologies' industry relationships will continue to develop, particularly with certain financial institutions; that there will be increased demand for enabling services and technologies; that Category 5 Technologies' proprietary marketing techniques and key industry relationships have been effective in marketing its various bankcard processing-solution products and services nationwide; that sales and revenues will increase during the fiscal year ending June 30, 2002 and beyond; that Category 5 Technologies intends to develop new products and services, as well as the internal capabilities and competencies necessary in order to provide directly to its customers some of those products sold by Category 5 Technologies but currently outsourced to other suppliers; that Category 5 Technologies anticipates that it will finance a greater number of installment contracts through its wholly-owned subsidiary, Olympus Financial, Inc., thereby avoiding significant discounts applied by various financing institutions which currently purchase some of Category 5 Technologies' installment contracts; that Category 5 Technologies anticipates that it will continue to receive a greater portion of monthly fees and discount rates historically paid to various payment processors for the processing needs of Category 5 Technologies' customers; that the acquisition of Transaxis, S.A. will enable Category 5 Technologies to offer its products and services to businesses and financial institutions internationally; and that Category 5 Technologies anticipates that it may establish or otherwise obtain a web-hosting solution to provide web hosting services to its customers.

  The forward-looking statements reflect the current view of Category 5 Technologies or its management respecting future events and are subject to certain risks, uncertainties, and assumptions, including the meaningful and important risks and uncertainties noted. Readers of this annual report are cautioned that forward-looking statements are not guarantees of future performance or results or events and involve certain risks and uncertainties. Although Category 5 Technologies has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that may cause the forward-looking statements not to come true as anticipated, believed, estimated, expected, intended, projected, proposed, or planned. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, projected, proposed, or planned.

  These cautionary statements are intended to be applicable to all forward-looking statements and information whenever they appear in this proxy statement/prospectus. The forward-looking statements are made only as of the date of this proxy statement/prospectus. Except as required by law, neither Category 5 Technologies nor any other person undertakes to revise the forward-looking statements and information to reflect events or circumstances after the date thereof or to reflect the occurrence of unanticipated events that occur with different results than expected.

  In addition to the other risks described in the "Risk Factors" beginning on page 18, important factors to consider in evaluating such forward-looking statements include risk of product demand, market acceptance, economic conditions, ability to obtain financing of Category 5 Technologies' operations, competitive products and pricing, compliance with financial covenants, difficulties in product development, product delays and failure to meet certain milestones or delivery requirements. In light of these risks and uncertainties, there can be no assurance that the events contemplated by the forward-looking statements contained in this proxy statement/prospectus will, in fact, occur.

The Business of Category 5 Technologies, Inc.

  Category 5 Technologies is currently positioning itself to become an enabling technology and services provider for traditional brick and mortar businesses as well as individuals, companies and financial institutions wishing to conduct commerce on the Internet. Category 5 Technologies believes that there is a large and growing market for technologies and services that enable existing and new businesses and financial institutions to commence or improve their e-commerce transactions. Category 5 Technologies also believes that there is a unique market opportunity to acquire compatible and synergistic technologies, services, transaction platforms and customer bases, with a focus on high margin recurring revenue, through the acquisition of undervalued public companies that are profitable or near-profitable, and private companies that are profitable, but cannot complete an IPO or a large capital raise due to market conditions. Category 5 Technologies will focus its acquisition strategy on companies that provide vertical and horizontal integration to gain critical mass.

  Internet usage and sales continue to grow dramatically. Internet retail sales have increased more than 66 percent to $44.5 billion in 2000 despite the slowing economy, according to a new study released by the Boston Consulting Group. This year, Web-based sales are expected to grow 46 percent to more than $65 billion. Overall, e-commerce is expected to reach $5.3 trillion by 2005 worldwide. It is expected that there will be over 210 million internet users in the U.S. alone by 2004, and over 233 million users in 2005. Moreover, the number of internet users and the amount of e-commerce conducted in the Pacific Rim and China is expected to exceed that of the Western world by 2005. As the Internet and e-commerce permeate all aspects of modern commerce, down to mid- and small-sized businesses, Category 5 Technologies believes there will naturally be increased demand for enabling services and technologies.


Products and Services

  Category 5 Technologies, through its wholly-owned subsidiary ePenzio, specializes in marketing and providing credit card, debit card and electronic check processing solutions to brick and mortar and Internet businesses. Category 5 Technologies believes its proprietary marketing techniques and key industry relationships have proven effective in marketing its various bankcard processing-solution products and services nationwide. Although the average customers of Category 5 Technologies are small to medium-sized businesses, Category 5 Technologies' diverse banking relationships allow it to also satisfy the needs of businesses processing in excess of $1,000,000 per month. Category 5 Technologies is attempting to broaden its banking relationships to expand its target customer profile.

Category 5 Technologies' suite of merchant services currently includes the following:

  Merchant Accounts: Category 5 Technologies specializes in marketing and providing credit card, debit card and electronic check processing solutions to brick and mortar and Internet businesses. Category 5 Technologies has established relationships with various banks and financial institutions, which enable Category 5 Technologies to serve as a merchant account provider to certain customers seeking processing solutions, whether they need physical terminals or Internet payment gateways. Obtaining Merchant Identification Numbers for these businesses has historically been very difficult through traditional banks. Having multiple banking relationships enables Category 5 Technologies to successfully procure Merchant IDs and account setup for many of Category 5 Technologies' customers, regardless of credit history.

  ePenzio is a registered Independent Sales Organization/Member Service Provider of a certain financing institution. The Independent Sales Organization/Member Service Provider relationship designates ePenzio as being registered with the Visa and MasterCard associations. Before an organization can sell Visa and/or MasterCard services, it must be approved by and registered with Visa and MasterCard. Without being properly registered, an organization cannot legally contract with a Visa/MasterCard member bank. Registration as an Independent Sales Organization also helps protect the ongoing residual income stream to survive the sale of a bank or other upstream organization.

  In addition to the initial account setup through the banking relationships described above, Category 5 Technologies offers ongoing customer service and technical support to its customers.

  Payment Gateways: Currently, ePenzio private-labels an internet payment gateway under the name "Penzpay" to all of Category 5 Technologies' customers requiring an online processing solution. The standard Penzpay gateway includes shopping cart technology that integrates to most websites. When ePenzio receives an application, it pays a fixed, up-front cost for the initial set-up of the gateway. Penzpay then collects a monthly, gateway-access fee directly from the customer to maintain the service. A portion of this fee is forwarded to Category 5 Technologies on an ongoing basis. The collective total of Category 5 Technologies' portion of the fees collected from its accounts for gateway-access fees is currently approximately $16,000 per month.

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

  Web Hosting: Category 5 Technologies also directly or indirectly provides basic website design and hosting services to customers. Many customers to whom Category 5 Technologies provides Internet payment solutions either have no websites or have websites that have not been effective for their businesses. In 2000, approximately 75% of all ePenzio customers purchased websites in the packages they bought from ePenzio.

  Other Products: Category 5 Technologies also offers its traditional brick and mortar customers a variety of point-of-sale terminals and hardware accessories. Based on customer need and preference, Category 5 Technologies can offer many brands of point-of-sale terminals and hardware accessories available in the industry at competitive prices.

Marketing Strategy

  Through its subsidiary ePenzio, Category 5 Technologies markets its processing and transaction solutions to companies, entrepreneurs and individuals through a multifaceted sales channel:

  . Entrepreneur Seminars and Workshops--Category 5 Technologies conducts its own workshops for and partners with marketing companies in promoting websites, shopping carts, merchant accounts and other Internet business tools. A combination of direct mail, newspaper and radio is used to attract customers within a given market. These entrepreneur and e-business seminars are conducted nationwide, promoting various Internet products and services. Customers are given the opportunity to purchase tools to help start a new business or to create an Internet presence for a current brick and mortar business, with Category 5 Technologies providing two of the most important components, Merchant IDs and payment gateways.

  . Agent Offices--Category 5 Technologies has established "agent offices" with various partners within the U.S. Category 5 Technologies provides processing services on varying levels through these "agent offices." Agent offices resell Category 5 Technologies products and services to customers of the agent office. Under an agent office agreement, sourcing of customers, leads and affiliates are the sole responsibility of the agent office. Agent offices are trained on product information and Category 5 Technologies sales procedures. Category 5 Technologies provides order forms, marketing brochures, contracts and applicable paperwork to the agent office. Agent offices are solely responsible for making sales, filling out applications and contracts, and submitting sales to Category 5 Technologies. Category 5 Technologies handles all fulfillment issues once an application or contract is received from the agent office. Ongoing customer service is also handled by Category 5 Technologies for products and services provided by Category 5 Technologies. These relationships allow Category 5 Technologies to increase overall volume while, at the same time, eliminating Independent Sales Organization fees that agent offices would incur working directly with a bank. Category 5 Technologies pays commissions to agent offices based on the services performed by Category 5 Technologies. Each relationship is customized based on the abilities and infrastructure of each agent office.

  . Affiliate Program--Category 5 Technologies' affiliate program has proved to be a significant source for acquiring new merchants. Every new customer, once its account is set up, is assigned an affiliate representative by Category 5 Technologies. This affiliate representative works directly with the customers to bring in leads and referrals. Once leads arrive in Category 5 Technologies' office, trained sales representatives contact the businesses referred. A commission, depending on the product sold, the price point and customer credit, is paid to the referrer. The referrer has the opportunity to make up to $600 for each referral sold. This has proven to be an effective sales incentive while at the same time meeting our internal customer acquisition cost targets.

  . Bank Affiliate Program--Most traditional banks turn down a significant percentage of new merchant account applications because they do not meet rather rigid bank criteria which are not conducive to most e-merchant profiles. Category 5 Technologies has a bank affiliate program which allows

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     Category 5 Technologies to acquire these declined merchants either by requiring the merchant to establish a checking account with the bank that turned down the merchant account or by paying the bank a small fee for the referral.

  . Resellers--Category 5 Technologies has reseller agreements with various web design firms, hosting companies and Internet service providers. These resellers either bundle Category 5 Technologies processing solution with their product or refer their customers to Category 5 Technologies for sale and fulfillment.

Growth Opportunities

  Category 5 Technologies has developed an approach to how it intends to continue its growth in the future. The main components of Category 5 Technologies' intended growth plan are as follows:

  International Expansion: To date, Category 5 Technologies has sold strictly within the United States market. Now that an effective system has been put into place to create and manage a domestic customer base, Category 5 Technologies will consider the prospect of international expansion. Given the proper financial, personnel, technical and other resources, Category 5 Technologies intends to initially seek to develop a presence in Canada. Subsequently, Category 5 Technologies intends to examine possibilities of developing a presence in Australia, New Zealand, and English-speaking countries in Europe. Once an effective model has been put in place for introduction into international markets, Category 5 Technologies believes it can market globally. Category 5 Technologies believes that it will benefit from lower customer acquisition costs and lower competition in international markets because Category 5 Technologies' marketing methods have not been utilized significantly outside the United States.

  On September 6, 2001, Category 5 Technologies announced that it had executed a non-binding letter of intent to acquire Transaxis, S.A., a company with offices in Geneva, Switzerland and London, England. Currently, Transaxis provides processing solutions to merchants and financial institutions in England and Western Europe. Category 5 Technologies anticipates that the acquisition of Transaxis, if completed, would enable Category 5 Technologies to offer its products and devices to businesses and financial institutions internationally.

  Vertical Integration of Products and Services Currently Being Purchased from Outside Sources: Category 5 Technologies currently markets three products or services that it outsources to other suppliers. Some, if not all, of these products and services could be sold with higher gross margins to Category 5 Technologies if it were to supply them directly to customers. These products and services are discussed in the section below.

Products and Services in Development

  As discussed above, in order to increase revenues and better control quality, Category 5 Technologies has begun development of, or is seeking to develop, new products and services, and, in some cases, to develop internal capabilities and competencies for products or services that it currently outsources. These potential new products and services Category 5 Technologies is considering developing in the future include the following:

  Product Financing: Most of Category 5 Technologies' customers finance the products and services they purchase from Category 5 Technologies over periods ranging from twelve to thirty-six months. Much of this financing is done through banks and finance companies with whom Category 5 Technologies has established relationships. Initially, the customer completes finance documents, based upon which Category 5 Technologies analyzes the customer's credit. Once a credit score is established, Category 5 Technologies offers to sell these installment contracts to one of several available finance companies. The finance company assigns an interest rate to each of the installment contracts and notifies Category 5 Technologies of the discount it will apply to the installment contracts before purchasing them. This discount can be as much as 50%, and in cases of customers with very low credit scores, finance companies will decline to purchase the installment contracts.

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    By carrying and billing on the installment contracts itself for a period of three to six months, Category 5 Technologies decreases the discount finance companies charge to later purchase the installment contracts. Consequently, in 2000 ePenzio established a wholly-owned finance company, Olympus Financial, Inc., which subsidiary allows Category 5 Technologies to better control the financing process. If Category 5 Technologies can sell a customer's installment contract for a fair price at the time of sale of the product, then Category 5 Technologies immediately sells that installment contract. If, however, Category 5 Technologies can later sell the installment contract for more by holding the contract for an additional three to six months through Olympus, it will do so. This process has allowed Category 5 Technologies to better control its assets. Such a process requires large cash reserves, and Category 5 Technologies has only been able to execute it with a portion of its new business.

    Payment Processing: Currently, Category 5 Technologies uses several payment processors for the processing needs of its customers. Previously, Category 5 Technologies received no revenue on an ongoing, residual basis from the monthly fees and discount rates charged these customers. One year ago, Category 5 Technologies completed negotiations that allowed it to begin receiving a small portion of these monthly fees and discount rates. Over time, Category 5 Technologies' portion of these fees and discount rates has grown to approximately $70,000 per month in revenue. Category 5 Technologies anticipates that, at some point, it will explore the possibilities of handling many of its customers' processing needs itself. This may allow Category 5 Technologies to better control the quality of the product its customers receive and may make it more cost effective for Category 5 Technologies to solicit customers with high monthly processing volumes. In addition, it may increase the revenues Category 5 Technologies generates from a service it already provides its customers.

    Website Hosting: Through June 30, 2001, Category 5 Technologies contracted with several companies to provide web hosting services to its customers and received no portion of either the initial costs or the ongoing monthly hosting fees paid by the customer. Category 5 Technologies believes that it could establish or acquire a web hosting solution that would be at least as effective as those provided by its web partners. Again, this might allow Category 5 Technologies to better control the quality of the products its customers purchase while potentially increasing revenues.

Competition

  Because of Category 5 Technologies' unique marketing efforts and all-in-one Internet payment solutions, it is difficult to identify Category 5 Technologies' closest competitors. However, because of the relatively low barrier of entry involved with becoming an independent sales organization in the merchant processing industry, the list of companies providing just merchant accounts is fairly extensive, and it comprises the largest portion of companies competing for Category 5 Technologies' target customer base. The following is a list of Category 5 Technologies' larger competitors:

  . Cardservice International. Based out of Moorpark, California, Cardservice International is a provider of merchant credit card, ATM/debit card and check guarantee services, and offers secure transport of financial transactions for businesses in both the physical and Internet worlds. Cardservice's sales are driven by independently-owned sales agent offices throughout the United States.

  . US Merchant Systems. Based in Newark, California, US Merchant Systems provides credit card processing, ATM debit card capability, check verification and guarantee, secure Internet transaction processing, and electronic check acceptance. It has solutions for both Internet and brick-and-mortar type businesses. US Merchant maintains an agent office program that is similar to that of Cardservice, but on a smaller scale. US Merchant markets its services to its customers mainly through affiliations with web hosting companies.

  . E-Commerce Exchange. Based in Irvine, California, E-Commerce Exchange provides a range of products that includes credit card processing services, Internet payment gateways, point of sale terminals, Internet shopping carts, and website hosting. E-Commerce Exchange markets mainly

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     through unsolicited email messages and outbound telemarketing calls to consumers and small businesses.

  Category 5 Technologies' competitors also include smaller regional independent sales organizations as well as agents and affiliates of larger merchant account and merchant services providers. There are hundreds of individuals and small companies throughout the nation who provide payment solutions, supported by local banks, to their local businesses. The following is a list of a few of Category 5 Technologies' smaller competitors:

  .Global Payments, Inc

  .Netgateway, Inc.

  .Total Merchant Services

  .Innovative Merchant

  .Payment Processing, Inc.

  .Bankcard USA

  .Electronic Commerce International

  .Merchant Processing Services

  .AMS Merchant Account Services

  .#1 Merchant Accounts

  .eHosts

  The main method in which Category 5 Technologies distinguishes itself from its competitors is through its marketing and sales. The majority of Category 5 Technologies' revenue is derived from product sales at seminars, workshops and training classes held throughout the nation. Other than Netgateway, very few, if any, of Category 5 Technologies' competitors conduct seminars and workshops. Instead, competitors rely on local salespeople, spam emails and advertisements in trade publications.

  Category 5 Technologies also offers a complete product line to enable its customers to have an Internet business presence and accept credit cards through their websites. Other than Netgateway, very few of Category 5 Technologies' competitors offer the complete product line to enable "one-stop" shopping for their customers. Some have websites, some have shopping carts, some have Internet payment gateways and some have banking relationships to provide merchant accounts. Other than Netgateway, very few competitors have the broad suite of products and services provided by Category 5 Technologies to its customers.

Significant Customers

  Category 5 Technologies does not have a reliance on any one customer or small group of customers. Category 5 Technologies works to ensure that its customer base is sufficiently diversified.

Dependence on Suppliers

  During 2000, a single seminar company, Home, Inc., provided Category 5 Technologies with referrals which ultimately generated approximately 88% of Category 5 Technologies' gross revenues for that year. However, for the six months ended June 30, 2001, Category 5 Technologies reduced its dependence on this single supplier to just over 60% of gross revenues, due to the addition of other suppliers and Category 5 Technologies' internal expansion. In the event Category 5 Technologies were unable to continue its relationship with Home, Inc., or a suitable replacement supplier, Category 5 Technologies' revenues would be adversely affected.

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Seasonality

  Revenues during the year for Category 5 Technologies are subject to seasonal fluctuations. The first and second calendar quarters are generally stronger than the third and fourth calendar quarters. Customers seem less interested in attending workshops during the period between July 15th through Labor Day, and again during the holiday season from Thanksgiving Day through the first week of the following January.

Research & Development

  While Category 5 Technologies does not currently have a department dedicated to research and development, Category 5 Technologies regularly investigates products, services, and techniques that could enhance the suite of products Category 5 Technologies offers.

Employees

  As of October 5, 2001, Category 5 Technologies and its subsidiaries employed a total of 70 employees, of which 68 are full-time employees.

Environmental Standards

  Category 5 Technologies believes its facilities and operations are within standards fully acceptable to the Environmental Protection Agency and that all facilities and procedures are in accordance with environmental rules and regulations, and international, federal, state, and local laws.

Strategic Relationships

  As indicated above, Category 5 Technologies has established relationships with various banks and financial institutions, which enable Category 5 Technologies to serve as a merchant account provider to certain customers seeking processing solutions, whether they need physical terminals or Internet payment gateways. Having multiple banking relationships enables Category 5 Technologies to successfully procure Merchant IDs and account setup for many of Category 5 Technologies' customers, regardless of credit history.

Properties and Facilities

  Category 5 Technologies currently does not own any real property. Category 5 Technologies does, however, lease approximately 2,000 square feet of office space located at 4505 South Wasatch Boulevard, Suite 370, Salt Lake City, Utah. During the entire term of this lease, Category 5 Technologies will have paid approximately $2,200 per month in lease payments. The lease for this space will terminate on March 31, 2002. Category 5 Technologies also leases approximately 9,500 square feet of office space for ePenzio at 2795 East Cottonwood Parkway, Suite 120, Salt Lake City, Utah. During the term of this lease, Category 5 Technologies will have paid between $9,000 and $19,600 per month. The lease for this space terminated on September 30, 2001; however, Category 5 Technologies has extended the term of this lease on a month-to-month basis. Category 5 Technologies believes that its current office space and the condition of such properties are adequate for current needs. However, Category 5 Technologies is currently in the process of identifying office space which Category 5 Technologies may thereafter lease to house both its operations and those of its subsidiary. Category 5 Technologies does not believe that the relocation of its operations to a different facility will materially disrupt its business operations or those of its subsidiary.

Legal Matters

  On December 28, 2000, Online Exchange, Inc., a Missouri corporation, and its president, Paul Schneider, filed a Petition for Declaratory Judgement for Breach of Contract and Related Relief against Executive Credit

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Services, L.C. , as well as its President, Paul Anderson, and then CEO, Brad
Crawford, in the Circuit Court of St. Louis County, Missouri (No. 00CC-004326). ePenzio is the successor to Executive Credit Services. The basis of the Petition is a Confidentiality and Marketing Agreement between the parties, dated November 23, 1999.

  In the Petition, Online requests (1) declaratory judgement that the Marketing Agreement has been abandoned or is otherwise of no force and effect, that the court determine the obligations of the parties subsequent to the abandonment of the Marketing Agreement, and that Online be awarded its costs and fees; (2) an order of the Court compelling ePenzio to provide the court with an accounting of all information related to ePenzio's sale or lease of merchant accounts to Online customers, including information related to any chargebacks, and awarding to Online any referral fees due and owing from ePenzio, plus costs and attorneys' fees; (3) judgement in favor of Online in an amount in excess of $25,000 (the specific amount to be determined at trial), plus interest and costs, for referral fees to which it is entitled from and after abandonment of the Marketing Agreement in March 2000, based upon the claim that ePenzio breached the agreement formed by the parties after March 2000; and (4) that the court enter judgment in Online's favor in an amount in excess of $25,000 (the exact amount to be determined at trial), plus interests and costs, on a theory of unjust enrichment.

  On February 6, 2001, ePenzio filed a motion to dismiss the action pending in Missouri, on the basis that the parties agreed in the Marketing Agreement that any legal action filed by any party to the Agreement to enforce the terms of the Agreement must be filed in the Third Judicial District Court for the State of Utah. The motion is pending.

  On January 26, 2001, Executive Credit Services, L.C. filed a complaint in the Third Judicial District Court of Salt Lake County in the State of Utah against Online and Paul Schneider in relation to the Marketing Agreement (Civil No. 010900847). In the complaint, ePenzio requests (1) judgement against Online for the principle amount of $174,430, plus all chargeback amounts accrued after the date of the Complaint, plus pre and post judgement interest, as well as collection costs and (2) in the alternative, that the court imply a contract at law and enter judgement against Online in the amount of $174,430, plus pre and post judgement interests.

  In the normal course of business, Category 5 Technologies has various legal claims and other contingent matters. Although the final outcome of such matters cannot be predicted, Category 5 Technologies believes the ultimate disposition of these matters will not have a material adverse effect on Category 5 Technologies' consolidated financial condition, liquidity or results of operations.

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Executive Officers and Directors of the Registrant

  The following sets forth certain information regarding the executive officers of Category 5 Technologies and significant employees of Category 5 Technologies' wholly-owned subsidiary, ePenzio, as of June 30, 2001:

  Name                   Age                            Position
  ----                   ---                            --------
William C. Gibbs........  43 Chairman of the Board of Directors and Chief Executive Officer
Mitchell Edwards........  43 Director, President and Chief Financial Officer
Edward Mooney...........  41 Director
Paul Anderson...........  32 Director, President of ePenzio
Brad Crawford...........  44 Director, Chief Operating Officer of ePenzio
Matthew Greene..........  32 Executive Vice President of ePenzio
Jade B. Millington......  30 Vice President, Chief Financial Officer of ePenzio

  William C. Gibbs has nearly two decades of experience in corporate mergers, acquisitions and finance. Mr. Gibbs has been a director of Category 5 Technologies since May 29, 2001 and its Chairman and Chief Executive Officer since June 2001. Prior to joining Category 5 Technologies, Mr. Gibbs was a managing director of Maroon Bells Capital, L.L.C. from February 1999 to May 2000, specializing in the financing and business development of global telecommunications, Internet and e-commerce companies. From December of 1998 to January 2000, Mr. Gibbs was Vice President, Corporate Development for Evans & Sutherland Computer Corporation where he was responsible for negotiating and structuring mergers and acquisitions, as well as strategic partnerships and strategic development. From January 1990 to December 1998, Mr. Gibbs was a partner with the law firm of Snell & Wilmer L.L.P., specializing in mergers and acquisitions, private placements, public offerings and other financings. Mr. Gibbs was also a Staff Attorney for the United States Securities and Exchange Commission, Washington, D.C. Mr. Gibbs received his law degrees from Georgetown University (LLM, Securities Regulation), the University of Utah, and Magdeline College (Oxford University) (J.D.). He earned his undergraduate degree from the University of Utah in economics.

  Mitchell Edwards has over 16 years of corporate mergers & acquisitions, corporate finance and management experience. Mr. Edwards has been a director of Category 5 Technologies since May 29, 2001 and its President and Chief Financial Officer since June 2001. Mr. Edwards is a Founding Partner of Venture Factory, a venture capital firm and internet start-up accelerator based in San Francisco, California, and serves on the board of directors of companies in a variety of industries, ranging from high technology and Internet companies to companies in the health, entertainment and hospitality industries. From 1999 through 2000, Mr. Edwards was the Executive Vice President and Chief Strategy Officer of Ikano Communications, Inc., an Internet applications services provider and international Virtual Internet Service Provider. From 1998 through 1999, Mr. Edwards was the Executive Vice President, Chief Financial Officer and a Director of Digital Courier Technologies, Inc., an Internet software and e-commerce company, and also served from 1997 through 1998 as Executive Vice President of Finance and Legal at DataMark Holding, Inc., an Internet and media services company. Prior to his service as an executive of high technologies companies, Mr. Edwards was a Partner at Brobeck, Phleger & Harrison in Los Angeles, specializing in high technology mergers & acquisitions, initial public offerings and venture capital financings. He has also worked at the White House and the United States Supreme Court. Mr. Edwards earned a J.D. from Stanford Law School, a B.A./M.A. from Oxford University (Jurisprudence and International Business Law; Marshall Scholar) and a B.A. from Brigham Young University (Economics; Valedictorian).

  Edward P. Mooney has served as a director of Category 5 Technologies since May 29, 2001. Since April 2001 Mr. Mooney has served as Executive Vice President and a Director of USA Broadband, Inc., a publicly-traded company serving the digital entertainment, data and broadband marketplace. From April 1999 to April 2000, Mr. Mooney served as Executive Vice President, Secretary and Treasurer of RateXchange Corporation (formerly NetAmerica.com Corporation and NetAmerica International). He served as a Director of RateXchange, a publicly-traded company, and various of its operating subsidiaries from December 1998 until March 2000. Previously, Mr. Mooney served in various corporate and business development roles for

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WorldPort Communications, Inc., a publicly traded international telecommunications company, from September 1996 until April 1999, including periods where he served as either an officer or director. From April 1999 until June 2001, Mr. Mooney has served as an employee and/or a consultant to Maroon Bells Capital Partners, Inc., where he has specialized in strategic planning, corporate valuations, corporate governance and financial analysis. Mr. Mooney currently provides consulting services to, among others, Maroon Bells Capital LLC and some of its clients. From 1989 until 1992, Mr. Mooney served as Director of Research for American Business Ventures, Inc., a business development and management consulting firm that served publicly traded and privately-held companies. From 1984 until 1989, Mr. Mooney was a research assistant for A.B. Laffer Associates, an economic research and consulting firm. Mr. Mooney has also served as a consultant, member of the board of directors, and manager for various publicly held and privately held companies in the telecommunications, retailing, and transportation industries. Mr. Mooney holds a Bachelor of Arts degree in Geography from San Francisco State University and a Master of Arts degree in Education from California State University, Long Beach.

  Paul Anderson. Mr. Anderson has been a director of Category 5 Technologies since May 29, 2001 and the President of ePenzio since May 1998. Since 1993, Mr. Anderson has been responsible for having consulted with or trained entrepreneurs in the U.S. and Canada in small business marketing and sales concepts. From 1993 to 1996, Mr. Anderson worked as a corporate trainer for Freecom Communications. Mr. Anderson was responsible for designing and delivering presentations to help small business owners broaden their customer base and enhance their sales abilities at Freecom Communications. In 1996, Mr. Anderson worked in a similar position with Eleva, Incorporated. In 1997, he began consulting with independent sales organizations in the bankcard industry in an effort to enhance their marketing efforts and build their merchant bases. In 1998, Mr. Anderson co-founded ePenzio.

  Brad Crawford. Mr. Crawford has been a director of Category 5 Technologies since May 29, 2001 and the Chief Operating Officer of ePenzio since May 1998. Prior to joining ePenzio, Mr. Crawford founded and managed Dream Catcher, a Utah based company. Dream Catcher oversaw and supervised the management of various recreational assets. As the founder, Mr. Crawford was responsible for all aspects of the business including developing client relationships and regular reporting to other investors. Dream Catcher is still an on-going concern. Before starting Dream Catcher, Mr. Crawford founded Val-Dev, LC, a family-owned company involved in the development and management of real estate. Prior to Val-Dev, Mr. Crawford founded and ran other small companies with interests in automotive products, boats, and custom woodwork.

  Matthew Greene. Mr. Greene has been the Executive Vice President of ePenzio since August 1999. Prior to joining ePenzio, Mr. Greene served as Acquisition Manager for Booth Creek Golf / Golfstar Management LLC. From July 1994 to March 1997, Mr. Greene worked in a marketing and sales position for Freecom Communications. From March 1992 to October 1992, Mr. Greene served as the Marketing Manager for Segufix, GmbH in Hamburg, Germany. Mr. Greene is a graduate of Utah State University. He also obtained an MBA from the Marriott School of Management at Brigham Young University.

  Jade B. Millington. Mr. Millington has been the Vice President and CFO of ePenzio since August 1999. Prior to joining ePenzio, Mr. Millington worked with Booth Creek Golf and Golfstar Management, LLC, from April 1998 to August 1999, a start-up venture formed to acquire golf courses and golf-related properties across the United States. From May 1995 to August 1997, Mr. Millington worked with D.B. Fitzpatrick & Co. Inc., an institutional money management firm specializing in fixed-income products. Mr. Millington completed his Bachelor's degree at Boise State University in Finance, graduating Magna Cum Laude, and completed a Master's degree in Business Administration at Brigham Young University.

 Board Meetings and Committees

  During the twelve months ended December 31, 2000, the board of directors of Category 5 Technologies held 1 board meeting either in person, telephonically or by written consent. Each member of the board of directors attended the meeting of the board of directors during that period. During the six months ended June

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30, 2001, the board of directors held 1 board meeting either in person, telephonically or by written consent. Each member of the board of directors attended the meeting of the board of directors during that period.

  On October 19, 2001, the board of directors established an audit committee and a compensation committee. Because the audit and compensation committees were formed after June 30, 2001, the these committees had no meetings during the twelve months ended December 31, 2000 or during the six months ended June 30, 2001. Instead, the entire board of directors performed all responsibilities of these committees prior to October 19, 2001 in connection with its regular and special meetings.

  The principal functions of the audit committee will be to

  . monitor the integrity of Category 5 Technologies' financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance;

  . monitor the independence and performance of Category 5 Technologies' independent auditors;

  . provide an avenue of communication among the independent auditors, management and the board of directors;

  . encourage adherence to, and continuous improvement of, Category 5 Technologies' policies, procedures and practices at all levels;

  . review areas of potential significant financial risk to Category 5 Technologies; and

  .  monitor compliance with legal and regulatory requirements.

  The Audit Committee currently consists of Mitchell Edwards, Edward Mooney and Paul Anderson.

  The principal functions of the compensation committee will be to

  .  establish the general compensation policies of Category 5 Technologies;

  . establish the compensation plans and specific compensation levels and benefits for executive officers; and

  .  administer Category 5 Technologies' stock option plans.

  Pursuant to delegated authority from the board of directors, the compensation committee determines all salaries for Category 5 Technologies' executive officers. The compensation committee consists of two members of the board of directors, William C. Gibbs and Edward Mooney, at least one of whom, Mr. Mooney, is an independent, non-employee director.

  The entire board of directors performs the functions of a nomination committee. Stockholder recommendations for director nominees must be sent to the Secretary of Category 5 Technologies for presentation to the board of directors.

 Compensation of Directors

  Members of the board of directors employed by Category 5 Technologies do not receive any separate compensation for services performed as directors. Category 5 Technologies non-employee directors do, however, receive reimbursement for expenses and options to purchase Category 5 Technologies common stock pursuant to the 2001 Director Option Plan described in the paragraph below. There is no separate compensation for committee meeting attendance.

  On June 8, 2001, the board of directors and a majority of stockholders of Category 5 Technologies adopted the Category 5 Technologies, Inc. 2001 Director Option Plan, for outside directors of Category 5 Technologies. Under the 2001 Director Option Plan, 1,000,000 shares have been reserved for issuance of options. The 2001 Director Option Plan is designed to work automatically with little or no discretionary

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administration. Only outside directors are eligible to participate in the 2001
Director Option Plan. The 2001 Director Option Plan provides that each newly-appointed or elected outside director, who was not a current director on the date on which the 2001 Director Option Plan became effective, will be granted an option to purchase 25,000 shares of common stock on January 1 of each year after his or her appointment or election (if, on such date, he or she has served as a director for at least six months) for so long as he or she remains an outside director, or such other grant as approved by the Board of Directors. The term of options granted pursuant to the 2001 Director Option Plan is 10 years. Options granted under the 2001 Director Option Plan are exercisable only while the recipient remains a director (with limited exceptions, as provided in the 2001 Director Option Plan). The exercise price per share must be 100% of the fair market value per share on the date of grant, and each option shall be fully exercisable upon six months following the date of grant. As of October 22, 2001, 1,000,000 shares remained available for future option grants under the 2001 Director Option Plan.

  Options granted pursuant to the 2001 Director Option Plan are nonqualified stock options. Nonqualified stock options have no special tax status. An optionee generally recognizes no taxable income as the result of the grant of such an option. Upon exercise of a nonqualified stock option, the optionee normally recognizes ordinary income on the excess of the fair market value on the date of exercise over the option exercise price. Upon the sale of stock acquired by the exercise of a nonqualified stock option, any gain or loss, based on the difference between the sale price and the fair market value on the date of recognition of income, will be taxed as a capital gain or loss. In the event of a sale of the option, the optionee recognizes ordinary income on the difference between the option exercise price and the sale price. No tax deduction is available to Category 5 Technologies with respect to the grant of the option or the sale of stock acquired upon exercise of the option. Category 5 Technologies should be entitled to a deduction equal to the amount of ordinary income recognized by the optionee as a result of the exercise of the nonqualified stock option. Generally, option recipients will be subject to the restrictions of Section 16(b) of the Securities Exchange Act of 1934.

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         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth certain information regarding beneficial ownership of Category 5 Technologies' common stock as of October 22, 2001.

  . by each person who is known by Category 5 Technologies to own beneficially more than five percent of Category 5 Technologies' common stock;

  .  by each of Category 5 Technologies' directors and director nominees;

  . by the Chief Executive Officer of Category 5 Technologies who served in that position at any time following January 1, 2000 and each of Category 5 Technologies' four most highly compensated executive officers who served as executive officers at June 30, 2001;

  . by certain executive officers of Category 5 Technologies' wholly-owned subsidiary, ePenzio, Inc. who served as executive officers at June 30, 2001; and

  .  by all the above described directors and executive officers as a group.

                                                  Shares Beneficially
                                                       Owned(1)       Percentage
                                                  ------------------- ----------
Principal Stockholders
Peruvian Investments, LLC .......................
 23971 Catamaran Way
 Laguna Nigel, California 92677..................      1,000,000          8.2%

Crescent Advisors, LLC                                   900,000          7.4%
 P.O. Box 683900
 Park City, Utah 84068...........................

Directors and Executive Officers
William C. Gibbs(2) .............................        683,332          5.5%
 4505 S. Wasatch Boulevard, Suite 370
 Salt Lake City, Utah 84124

Robert E. Deller.................................              0            *
 9645 Gateway Drive, Suite B,
 Reno NV, 89511

Mitchell Edwards(2)..............................        683,332          5.5%
 4505 S. Wasatch Boulevard, Suite 370
 Salt Lake City, Utah 84124

Paul Anderson....................................      3,483,000         28.6%
 2795 E. Cottonwood Pkwy., Suite 120
 Salt Lake City, Utah 84121

Brad Crawford....................................      3,483,000         28.6%
 8882 Taft Hills Court
 Sandy, Utah 84093

Edward P. Mooney(3)..............................        466,667          3.7%
 23971 Catamaran Way
 Laguna Nigel, California 92677

Other Executive Officers
Matthew Greene(4)................................        592,000          4.8%
 2795 E. Cottonwood Pkwy., Suite 120
 Salt Lake City, Utah 84121

                                                Shares Beneficially
                                                     Owned(1)       Percentage
                                                ------------------- ----------

Jade B. Millington(5)..........................        579,500         4.8%
 2795 E. Cottonwood Pkwy., Suite 120
 Salt Lake City, Utah 84121

Directors and Executive Officers as a Group--7
 individuals...................................      9,970,831          77%

--------
*   Less than one percent.
(1) Applicable percentage ownership is based on 12,200,000 shares of common stock outstanding as of the record date, October 22, 2001. Pursuant to the rules of the Securities and Exchange Commission, shares shown as "beneficially" owned include (a) shares subject to options or warrants currently exercisable or which will be exercisable within 60 days of the record date, (b) shares attainable through conversion of other securities,
    (c) shares held by unincorporated entities and in trusts and estates over which an individual holds at least shared voting or investment powers and
    (d) shares held in trusts and estates of which at least ten percent of the beneficial interest of such trust is attributable to specified persons in the immediate family of the individual(s) involved. This information is not necessarily indicative of beneficial ownership for any other purpose. To the best of Category 5 Technologies' knowledge, the directors and executive officers of Category 5 Technologies have sole voting and investment power over the shares of Category 5 Technologies' common stock held in their names, except as noted in the following footnotes.
(2) Includes (i) 450,000 of 900,000 common shares owned by Crescent Advisors, L.L.C., which provided consulting and other advisory services to Category 5 Technologies, and of which Messrs. Gibbs and Edwards each own 50% of the outstanding equity interests; (ii) an option to purchase 200,000 shares, 66,666 of which are currently exercisable at an exercise price of $0.25 per share with the remainder vesting ratably on May 29 of 2002 and 2003; and (iii) an option to purchase 500,000 shares, 166,666 of which are currently exercisable at an exercise price of $0.25 per share with the remainder vesting ratably on August 6 of 2002 and 2003.
(3) Includes (i) 150,000 common shares and a warrant to purchase 250,000 shares, of which 125,000 are currently exercisable and 125,000 of which will be exercisable in December 2001 at an exercise price of $0.25 per share and owned by Kings Peak Capital, L.L.C., of which Mr. Mooney is a principal and owner, and (ii) an option to purchase 200,000 shares, 66,667 of which are currently exercisable at an exercise price of $0.25 per share with the remainder vesting ratably on May 29 of 2002 and 2003.
(4) Includes an option to purchase 100,000 shares, 25,000 of which are currently exercisable at an exercise price of $0.25 per share with the remainder vesting ratably on August 6 of 2002, 2003 and 2004.
(5) Includes an option to purchase 50,000 shares, 12,500 of which are currently exercisable at an exercise price of $0.25 per share with the remainder vesting ratably on August 6 of 2002, 2003, and 2004.

  Change of Control

  On May 29, 2001, Category 5 Technologies acquired ePenzio, Inc., pursuant to the Stock Purchase Agreement by and among Network Investor Communications, Inc., ePenzio, Inc. and the Stockholders of ePenzio, Inc., dated May 16, 2001. Category 5 Technologies issued 9,000,000 shares of its common stock to the stockholders of ePenzio in exchange for 1,000,000 shares of ePenzio, representing all of the outstanding shares of common stock of ePenzio. In as much as ePenzio is the operating entity and its stockholders have control of the voting shares of Category 5 Technologies the transaction is accounted for as a reverse merger, or a recapitalization of ePenzio.

  Prior to the acquisition of ePenzio, Category 5 Technologies had approximately 2,500,000 shares of common stock outstanding. Immediately following the acquisition, Category 5 Technologies had approximately 11,500,000 shares of common stock outstanding, of which the former stockholders of ePenzio acquired 8,100,000, or 70%, of the outstanding shares in connection with the acquisition of ePenzio.

  Pursuant to the ePenzio acquisition agreement, the board of directors of Category 5 Technologies, Inc. was increased to 5 members, and the former sole director of Category 5 Technologies, Robert Deller, appointed William C. Gibbs, Mitchell Edwards, Edward P. Mooney, Paul Anderson and Brad Crawford as directors, effective upon the resignation of Mr. Deller as an officer and director of Category 5 Technologies on May 29, 2001.

  Executive Compensation

  The following table sets forth information regarding the compensation of the Chief Executive Officer and the four other most highly compensated executive officers of Category 5 Technologies, as well as certain executive officers of Category 5 Technologies' wholly-owned subsidiary, ePenzio for the six months ended June 30, 2001 and the twelve months ended December 31, 2000, 1999 and 1998. With respect to Robert E. Deller only, the table sets forth information regarding Mr. Deller's compensation for the twelve month periods ended June 30, 2001, 2000, 1999 and 1998.

                           SUMMARY COMPENSATION TABLE

                                                                 Long-Term Compensation
                                                              -----------------------------
                                     Annual Compensation             Awards         Payouts
                                ----------------------------- --------------------- -------
                                                                         Securities
   Name and               Year                      Other     Restricted Underlying
  Principal                or                       Annual      Stock     Options/   LTIP      All Other
   Position              Period Salary  Bonus(1) Compensation   Awards      SARS    Payouts Compensation(2)
  ---------              ------ ------- -------- ------------ ---------- ---------- ------- ---------------
William C. Gibbs,(3)....  2001* $28,846  $  --       $--         $--      200,000    $--        $   --
 Chief Executive          2000      --      --        --          --          --      --            --
 Officer                  1999      --      --        --          --          --      --            --
                          1998      --      --        --          --          --      --            --

Robert E. Deller,(4)....  2001*     --      --        --          --          --      --            --
 Former President and     2000      --      --        --          --          --      --            --
 Chief Executive Officer  1999      --      --        --          --          --      --            --
                          1998   18,000     --        --          --          --      --            --

Mitchell Edwards,(5)....  2001*  28,846     --        --          --      200,000     --            --
 President and Chief      2000      --      --        --          --          --      --            --
 Financial Officer        1999      --      --        --          --          --      --            --
                          1998      --      --        --          --          --      --            --

Paul Anderson,(6).......  2001*  53,192     --        --          --          --      --          1,303
 Chief Executive          2000   72,000     --        --          --          --      --          4,000
 Officer of ePenzio,
 Inc.                     1999   47,500     --        --          --          --      --         24,000
                          1998      --      --        --          --          --      --            --

Brad Crawford,(7).......  2001*  53,192     --        --          --          --      --            869
 Chief Operating          2000   72,000     --        --          --          --      --          4,000
 Officer of ePenzio,
 Inc.                     1999   47,500     --        --          --          --      --         24,000
                          1998      --      --        --          --          --      --            --

Matthew Greene,(8)......  2001*  42,115   8,500       --          --          --      --            822
 Executive Vice           2000   65,843     --        --          --          --      --            --
 President of ePenzio,
 Inc                      1999    6,423     --        --          --          --      --            --
                          1998      --      --        --          --          --      --            --

Jade Millington,(9).....  2001*  40,962   5,200       --          --          --      --            --
 Vice President and       2000   67,100     --        --          --          --      --            --
 Chief Financial          1999    8,923     --        --          --          --      --            --
 Officer of ePenzio,
 Inc.                     1998      --      --        --          --          --      --            --

--------
 * For the six-month period ended June 30, 2001.
(1) Represents incentive bonuses for the year indicated that may have been paid in the subsequent year. Amount of bonus is for achievement of corporate, individual and organizational objectives for the six month period ended June 30, 2001.
(2) All other compensation for the six-month period ended June 30, 2001 includes matching contribution to Category 5 Technologies' 401(k) Plan benefits of $2,994 (Mr. Anderson $1,303, Mr. Crawford $869 and Mr. Green $822).
  Allother compensation for the twelve-month period ended December 31, 2000 includes Profit Sharing Plan benefits of $8,000 ($4,000 to each of Messrs. Anderson and Crawford).

  All other compensation for the twelve-month period ended December 31, 1999 includes Profit Sharing Plan benefits of $48,000 ($24,000 to each of Messrs. Anderson and Crawford).
(3) Mr. Gibbs commenced his employment with Category 5 Technologies in June 2001 as Chief Executive Officer.
(4) Mr. Deller served as the President and Chief Executive Officer of Category 5 Technologies, Inc. from inception of Network Investor Communications, Inc. in 1996 until May 29, 2001. For the twelve months ended June 30, 1998, Mr. Deller did not take a salary for several months. Nor did Mr. Deller receive a salary for the twelve months ended June 30, 1999, 2000, or 2001.
(5) Mr. Edwards commenced his employment with Category 5 Technologies in June 2001 as President and Chief Financial Officer.
(6) In June 1998, Mr. Anderson co-founded Executive Credit Services, L.C., a limited liability company, which, on May 17, 2000, became ePenzio, Inc., an S corporation. On May 29, 2001, ePenzio became a subsidiary of Category 5 Technologies, Inc. and converted to a C corporation. For the twelve months ended December 31, 1998, 1999 and 2000, Mr. Anderson received distributions from ePenzio or Executive Credit Services in the aggregate amount of $13,500, $318,795 and $410,356, respectively. For the six months ended June 30, 2001, Mr. Anderson received distributions from ePenzio in the aggregate amount of $245,034.
(7) In June 1998, Mr. Crawford co-founded Executive Credit Services, L.C., a limited liability company, which, on May 17, 2000, became ePenzio, Inc., an S corporation. On May 29, 2001, ePenzio became a subsidiary of Category 5 Technologies, Inc. and converted to a C corporation. For the twelve months ended December 31, 1998, 1999 and 2000, Mr. Anderson received distributions from ePenzio or Executive Credit Services in the aggregate amount of $16,200, $303,135 and $410,356, respectively. For the six months ended June 30, 2001, Mr. Anderson received distributions from ePenzio in the aggregate amount of $245,034.
(8) Mr. Green commenced his employment with ePenzio, Inc. in August 1999 as Executive Vice President.
(9) Mr. Millington commenced his employment with ePenzio, Inc. in August 1999 as Vice President and Chief Financial Officer.

           OPTION/SAR GRANTS DURING SIX MONTHS ENDED JUNE 30, 2001(1)

  The following table sets forth information regarding stock options granted during the six months ended June 30, 2001 to certain executive officers of Category 5 Technologies and ePenzio. No SARs were granted during this six-month period.

                                                   Individual Grants
                         ---------------------------------------------------------------------
                                                 Percent of Total
                         Number of Securities Options/SARs Granted to
                              Underlying      Employees In Six-Month  Exercise Or  Expiration
  Name                   Options/SARs Granted        Period(2)        Base Price      Date
  ----                   -------------------- ----------------------- ----------- ------------
William C. Gibbs........       200,000(3)               50%              $0.25    May 29, 2011
Robert E. Deller........           --                   --                 --              --
Mitchell Edwards........       200,000(3)               50%              $0.25    May 29, 2011
Paul Anderson...........           --                   --                 --              --
Brad Crawford...........           --                   --                 --              --
Matthew Greene..........           --                   --                 --              --
Jade B. Millington......           --                   --                 --              --

--------
(1) Category 5 Technologies granted no options during the twelve months ended December 31, 2000 to certain executive officers of Category 5 Technologies and ePenzio.
(2) Total number of options granted to employees during the six month period ended June 30, 2001 was 400,000.
(3) The options were granted to Messrs. Gibbs and Edwards as an inducement to serve on the Category 5 Technologies' Board of Directors. One third of the options, or 66,666 shares, vested immediately on the date of grant. An additional 66,666 shares vest on May 29, 2002 and the final 66,667 shares vest on May 29, 2003. The options expire May 29, 2011.

    AGGREGATED OPTION/SAR EXERCISES DURING SIX MONTHS ENDED JUNE 30, 2001(1)
                     AND OPTION/SAR VALUES AT JUNE 30, 2001

  The following table sets forth information concerning the exercise of stock options during the six months ended June 30, 2001 by certain executive officers of Category 5 Technologies and ePenzio and lists the value of their unexercised options on June 30, 2001. None of these officers exercised any stock options prior to June 30, 2001.

                                                Number of Securities
                                               Underlying Unexercised     Value of Unexercised
                                                    Options/SARs        In-The-Money Options/SARs
                           Shares                 on June 30, 2001         on June 30, 2001(2)
                          Acquired    Value   ------------------------- -------------------------
  Name                   on Exercise Realized Exercisable Unexercisable Exercisable Unexercisable
  ----                   ----------- -------- ----------- ------------- ----------- -------------
William C. Gibbs........     --        --       66,666       133,334      $54,666     $109,334
Robert E. Deller........     --        --          --            --           --           --
Mitchell Edwards........     --        --       66,666       133,334      $54,666     $109,334
Edward P. Mooney........     --        --          --            --           --           --
Paul Anderson...........     --        --          --            --           --           --
Brad Crawford...........
Matthew Greene..........     --        --          --            --           --           --
Jade B. Millington......     --        --          --            --           --           --

--------
(1) None of these officers had options outstanding during the twelve months ended December 31, 2000.
(2) Based on the closing price of Category 5 Technologies' common stock as reported on the Over-the-Counter Bulletin Board on June 21, 2001, the date immediately preceding June 30, 2001 on which there was trading of Category 5 Technologies' Common Stock, on which date the closing price was $1.07.

                           COMPENSATION OF DIRECTORS

  Members of the board of directors employed by Category 5 Technologies do not receive any separate compensation for services performed as directors. Category 5 Technologies non-employee directors do, however, receive reimbursement for expenses and options to purchase Category 5 Technologies common stock pursuant to the Director Option Plan described below. There is no separate compensation for committee meeting attendance.

  On June 8, 2001, the board of directors and a majority of stockholders of Category 5 Technologies adopted the Category 5 Technologies, Inc. 2001 Director Option Plan, for outside directors of Category 5 Technologies. Under the Director Option Plan, 1,000,000 shares have been reserved for issuance of options. The Director Option Plan is designed to work automatically with little or no discretionary administration. Only outside directors are eligible to participate in the Director Option Plan. The Director Option Plan provides that each newly-appointed or elected outside director, who was not a director on the date on which the Director Option Plan became effective, will be granted an option to purchase 25,000 shares of common stock on January 1 of each year after his or her appointment or election (if, on such date, he or she has served as a director for at least six months) for so long as he or she remains an outside director, or such other grant as approved by the board of directors. The term of options granted pursuant to the Director Option Plan is 10 years. Options granted under the Director Option Plan are exercisable only while the recipient remains a director (with limited exceptions, as provided in the Director Option Plan). The exercise price per share must be 100% of the fair market value per share on the date of grant, and each option shall be fully exercisable upon six months following the date of grant. As of October 22, 2001, 1,000,000 shares remained available for future option grants under the Director Option Plan.

  Options granted pursuant to the Director Option Plan are nonqualified stock options. Nonqualified stock options have no special tax status. An optionee generally recognizes no taxable income as the result of the grant of such an option. Upon exercise of a nonqualified stock option, the optionee normally recognizes ordinary income on the excess of the fair market value on the date of exercise over the option exercise price. Upon the sale of stock acquired by the exercise of a nonqualified stock option, any gain or loss, based on the difference between the sale price and the fair market value on the date of recognition of income, will be taxed as a capital gain or loss. In the event of a sale of the option, the optionee recognizes ordinary income on the difference between the option exercise price and the sale price. No tax deduction is available to Category 5 Technologies with respect to the grant of the option or the sale of stock acquired upon exercise of the option. Category 5 Technologies should be entitled to a deduction equal to the amount of ordinary income recognized by the optionee as a result of the exercise of the nonqualified stock option. Generally, option recipients will be subject to the restrictions of Section 16(b) of the Securities Exchange Act of 1934.

  On May 29, 2001, Category 5 Technologies granted to each of William Gibbs, Mitchell Edwards and Edward Mooney a stock option to purchase 200,000 shares of Category 5 Technologies common stock at an exercise price of $0.25 per share, the fair market value of Category 5 Technologies' common stock on the date of such grant. One third, or 66,667 shares, vested immediately upon grant and one third will vest on each of the next two anniversaries of the date of grant. Messrs. Gibbs, Edwards and Mooney were granted these options as an inducement to serve on Category 5 Technologies' board of directors.

                             EMPLOYEE BENEFIT PLANS

  Category 5 Technologies offers an employee benefit plan under Section 401(k) of the Internal Revenue Code. All full-time employees who have attained the age of 21 and have completed twelve months and 1,000 hours of service with Category 5 Technologies are eligible to participate. Category 5 Technologies matches a percentage of the employee's contributions, which is determined each year at the discretion of management. In addition, Category 5 Technologies may contribute an annual amount at the discretion of management. Vesting in these contributions is over a period of one to four years.

  Category 5 Technologies also has a profit sharing plan. All full time employees who have attained the age of 21 and have completed 12 months and 1,000 hours of service with Category 5 Technologies are eligible to participate. Category 5 Technologies makes contributions to the profit sharing plan at its discretion.

              EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND
                         CHANGE-IN CONTROL ARRANGEMENTS

Employment Agreements

 William C. Gibbs Employment Agreement

  On June 1, 2001, Category 5 Technologies entered into an employment agreement with William C. Gibbs. Pursuant to Mr. Gibbs' employment agreement, Mr. Gibbs shall serve as Chief Executive Officer of Category 5 Technologies until December 31, 2004, unless the employment term is further extended or sooner terminated in accordance with the terms of the agreement. Further, Category 5 Technologies agreed to pay Mr. Gibbs an annual base salary of $250,000, subject to adjustment as provided in the agreement. Such annualized base salary may be increased from time to time in accordance with the normal business practices of Category 5 Technologies. However, upon the acquisition by Category 5 Technologies of another company or its assets which result in Category 5 Technologies having projected annualized revenues of at least $50 Million, Mr. Gibbs' annual base salary shall be automatically increased to $350,000, and Mr. Gibbs shall be entitled to receive a bonus equal to his then annual base salary. Mr. Gibbs is also entitled to receive other bonuses, when and as declared by the board of directors. Mr. Gibbs is entitled to all benefits normally provided to employees of Category 5 Technologies similarly situated, including being added as a named officer on Category 5 Technologies' existing directors' and officers' liability insurance policy.

  In the case of termination of Mr. Gibbs' employment as a result of death or disability, Mr. Gibbs (or his surviving spouse or estate, as appropriate) is entitled to receive all of Mr. Gibbs' accrued benefits and a termination payment equal to the greater of Mr. Gibbs' gross income for the year preceding his termination due to death or disability, or $350,000, on an annualized basis. If Mr. Gibbs terminates his employment for good reason (as defined in Mr. Gibbs' employment agreement), or Mr. Gibbs' employment is terminated by Category 5 Technologies for any reason other than death, disability or cause (as defined in Mr. Gibbs' employment agreement), Mr. Gibbs shall be entitled to a termination payment equal to the greater of two (2) times (i) his gross income for the year preceding the termination date, or (ii) $350,000, on an annualized basis. In the context of a change of control (as defined in Mr. Gibbs' employment agreement), if Mr. Gibbs terminates his employment for good reason, or Mr. Gibbs' employment is terminated by Category 5 Technologies for any reason other than death, disability or cause, Mr. Gibbs shall be entitled to a termination payment equal to the greater of 2.99 times (i) his gross income for the year preceding the termination date, or (ii) $350,000, on an annualized basis. In the event Category 5 Technologies terminates Mr. Gibbs' employment for cause, or Mr. Gibbs terminates his employment without good reason (both as defined in Mr. Gibbs' employment agreement), Mr. Gibbs shall be entitled to only those benefits that have accrued through the date of termination.

 Mitchell Edwards Employment Agreement

  On June 1, 2001, Category 5 Technologies entered into an employment agreement with Mitchell Edwards. Pursuant to Mr. Edwards' employment agreement, Mr. Edwards shall serve as President and Chief Financial Officer of Category 5 Technologies until December 31, 2004, unless the employment term is further extended or sooner terminated in accordance with the terms of the agreement. Further, Category 5 Technologies agreed to pay Mr. Edwards an annual base salary of $250,000, subject to adjustment as provided in the agreement. Such annualized base salary may be increased from time to time in accordance with the normal business practices of Category 5 Technologies. However, upon the acquisition by Category 5 Technologies of another company or its assets which result in Category 5 Technologies having projected annualized revenues of at least $50 Million, Mr. Edwards' annual base salary shall be automatically increased to $350,000, and Mr. Edwards shall be entitled to receive a bonus equal to his then annual base salary. Mr. Edwards is also entitled to receive other bonuses, when and as declared by the Board of Directors. Mr. Edwards is entitled to all benefits normally provided to employees of Category 5 Technologies similarly situated, including being added as a named officer on Category 5 Technologies' existing directors' and officers' liability insurance policy.

  In the case of termination of Mr. Edwards' employment as a result of death or disability, Mr. Edwards (or his surviving spouse or estate, as appropriate) is entitled to receive all of Mr. Edwards' accrued benefits and a termination payment equal to the greater of Mr. Edwards' gross income for the year preceding his termination due to death or disability, or $350,000, on an annualized basis. If Mr. Edwards terminates his employment for good reason (as defined in Mr. Edwards' employment agreement), or Mr. Edwards' employment is terminated by Category 5 Technologies for any reason other than death, disability or cause (as defined in Mr. Edwards' employment agreement), Mr. Edwards shall be entitled to a termination payment equal to the greater of two
(2) times (i) his gross income for the year preceding the termination date, or
(ii) $350,000, on an annualized basis. In the context of a change of control (as defined in Mr. Edwards' employment agreement), if Mr. Edwards terminates his employment for good reason, or Mr. Edwards' employment is terminated by Category 5 Technologies for any reason other than death, disability or cause, Mr. Edwards shall be entitled to a termination payment equal to the greater of
2.99 times (i) his gross income for the year preceding the termination date, or
(ii) $350,000, on an annualized basis. In the event Category 5 Technologies terminates Mr. Edwards' employment for cause, or Mr. Edwards terminates his employment without good reason (both as defined in Mr. Edwards' employment agreement), Mr. Edwards shall be entitled to only those benefits that have accrued through the date of termination.

  Under both of the employment agreements described above, Mr. Gibbs and Mr. Edwards are subject to customary non-competition provisions during their employment and for 12 months following the termination of their employment. Mr. Gibbs and Mr. Edwards are also subject to customary assignment of inventions provisions during their employment, and to customary confidentiality provisions at all times during and after their employment with Category 5 Technologies.

 ePenzio Executive Officer Employment Agreements

  On May 22, 2001, ePenzio executed employment agreements along with each of Paul Anderson, Brad Crawford, Matthew Greene and Jade Millington. Each of Messrs. Anderson, Crawford, Greene, and Millington is employed in the positions listed below in exchange for the compensation indicated. Each of the employment agreements has a term ending December 31, 2002, which term is automatically extended for additional one-year periods unless terminated by either ePenzio or the individual at least thirty days prior to December 31 of the then current year. Each of the employment agreements provides for bonuses, when and as declared by the Board of Directors. In addition, each of Messrs. Anderson, Crawford, Greene and Millington is entitled to employment benefits afforded employees of ePenzio in general, including health insurance, paid vacation and employer contributions to the ePenzio 401(k) plan. Each of Messrs. Anderson, Crawford, Greene and Millington is entitled to a monthly car allowance of between $400 and $800, and coverage for insurance, gas and maintenance. Messrs. Anderson and Crawford are also entitled to $1 Million in life insurance coverage.

  ePenzio may terminate the employment agreements of the Officers at any time for cause or in the event an Officer becomes disabled. Each of Messrs. Anderson, Crawford, Greene and Millington may terminate his employment with ePenzio for good reason (as specifically defined in the employment agreements) or if such individual cannot perform his duties due to impaired health.

  Under the employment agreements, each of Messrs. Anderson, Crawford, Greene and Millington is subject to customary non-competition provisions during his employment and for 2 years following the termination of his employment. Each of Messrs. Anderson, Crawford, Greene and Millington is also subject to customary assignment of inventions provisions during his employment, and to customary confidentiality provisions at all times during and after his employment with ePenzio.

         Officer                  Position(s)                    Annual Base Salary
         -------                  -----------                    ------------------
     Paul Anderson          Chief Executive Officer                   $175,000
     Brad Crawford          Chief Operating Officer                   $175,000
     Matthew Greene         Executive Vice President                  $ 90,000
     Jade Millington        Vice President and Chief                  $ 80,000
                            Financial Officer

Change-in-Control Agreements

  In the context of a change of control (as defined in employment agreements of Messrs. Gibbs and Edwards), if either Messrs. Gibbs or Edwards terminates his employment for good reason, or Messrs. Gibbs' or Edwards' employment is terminated by Category 5 Technologies for any reason other than death, disability or cause, Messrs. Gibbs or Edwards, as appropriate, shall be entitled to a termination payment equal to the greater of 2.99 times (i) his gross income for the year preceding the termination date, or (ii) $350,000, on an annualized basis.

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                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Category 5 Technologies has engaged in certain transactions with its officers, directors, stockholders and affiliates. All transactions between Category 5 Technologies and its officers, directors, principal stockholders and affiliates were reviewed and passed upon by the board of directors.

  Kings Peak Capital L.L.C. Advisory Agreement

  On May 21, 2001, Category 5 Technologies entered into an advisory agreement with Kings Peak Capital, L.L.C. for 24 months with an automatic 12 month renewal. Kings Peak is one of our stockholders.

  Pursuant to the Kings Peak advisory agreement, Kings Peak will provide Category 5 Technologies with general corporate advisory services in connection with:

  . structuring and implementing its overall corporate finance strategy, including market positioning with respect to financial markets;

  . review and analysis of business plans, corporate materials, and investor relations materials for distribution to prospective investors;

  .  recruitment for board and other senior positions as requested; and

  .  merger and acquisition identification, analysis and structuring.

  Kings Peak will also assist Category 5 Technologies on an ongoing, non-exclusive basis in identifying placement agents, underwriters, lenders and other sources of financing during the term of the Kings Peak advisory agreement. As compensation to Kings Peak for these general corporate advisory services, Category 5 Technologies agreed to pay to Kings Peak $10,000 per month and a warrant to purchase 600,000 shares of Category 5 common stock at an exercise price of $0.25 per share.

  Pursuant to the Kings Peak advisory agreement, Kings Peak will provide Category 5 Technologies with financial advisory services in connection with identifying and contacting, on a non-exclusive basis, certain venture capital, underwriters and investment banking companies and other strategic investors that may provide Category 5 Technologies with financing or that may agree to assist Category 5 Technologies in equity or debt offerings. As compensation for these financial advisory services, Category 5 Technologies has agreed to pay to Kings Peak a structuring fee equal to:

  .  10% of gross proceeds from equity financings; and/or

  . 1.5% of gross proceeds of debt financings completed by one or more of the underwriters or placement agents introduced to Category 5 Technologies by Kings Peak.

  In addition, Category 5 Technologies has agreed to pay to Kings Peak any compensation due to Kings Peak for its assistance in identifying prospective investors Category 5 Technologies, pursuant to the placement terms and conditions of applicable Category 5 Technologies' offering memorandums.

  Pursuant to the Kings Peak advisory agreement, Kings Peak will provide Category 5 Technologies with merger and acquisition services in connection with assisting Category 5 Technologies in identifying potential merger and/or acquisition candidates. Kings Peak will assist in contacting pre-approved target companies and in structuring such transactions. As compensation for these merger and acquisition services, Category 5 Technologies has agreed to pay to Kings Peak a merger and acquisitions success fee according to a Lehman Formula based on the value of the transaction as follows:

  .  5% of the first $1 million in value;

  .  4% of the second $1 million in value;


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  .  3% for the third $1 million in value;

  .  2% for the fourth $1 million in value; and

  .  1% of all value thereafter.

In the event that Category 5 Technologies closes a merger or acquisition that results from a contact of Kings Peak with a value of $5 Million or greater, Kings Peak will receive at closing a performance bonus of $100,000.

  Pursuant to the Kings Peak advisory agreement, Kings Peak will provide Category 5 Technologies with general business development services in connection with assisting Category 5 Technologies, on a best-efforts basis, in the identification of new U.S. and international business development opportunities, including but not limited to:

  .  new marketing and distribution channels;

  .  new strategic marketing, co-marketing, OEM or private label agreements;
     or

  .  new technologies, hardware or software partners or equipment.

  As compensation for these general business development services, Category 5 Technologies has agreed to negotiate, in good faith, in advance, a compensation schedule for such services provided by Kings Peak on a case-by-case basis. In general, Kings Peak will expect a fee of approximately 2.5% of the revenues for a one-year period, which compensation will survive the termination of the Kings Peak advisory agreement.

  Pursuant to the Kings Peak advisory agreement, Kings Peak may also assist Category 5 Technologies in securing equipment leases or other equipment financing structures, for which Kings Peak will be entitled to compensation that is negotiated in good faith, in advance, on a case-by-case basis.

  Prior to accepting a position with Category 5 Technologies, William C. Gibbs, Chairman and CEO of Category 5 Technologies, is an owner and manager of Kings Peak; however, Mr. Gibbs has disclaimed any interest in fees which Kings Peak may receive under the Kings Peak advisory agreement. Edward Mooney, a Director of Category 5 Technologies, is a member and manager of Kings Peak.

 Crescent Advisors, LLC Advisory Agreement

  In February 2001, ePenzio, Inc. entered into an advisory agreement with Crescent Advisors, LLC, pursuant to which Crescent Advisors provided advisory services with respect to the exploration of strategic alternatives, including potential partnerships, mergers, acquisitions, private placements or other possible transactions. As consideration for Crescent's undertaking to provide the services set forth in the advisory agreement, Category 5 Technologies issued to Crescent 900,000 shares of Category 5 Technologies common stock and modified the agreement to terminate on-going or additional payment obligations. William C. Gibbs and Mitchell Edwards, each of whom is a director of Category 5 Technologies, as well as its Chief Executive Officer and Chief Financial Officer, respectively, each own 50% of the outstanding equity interests in Crescent Advisors.

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                  REPORT OF THE CATEGORY 5 TECHNOLOGIES, INC.
                  BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

  THE FOLLOWING REPORT OF THE CATEGORY 5 TECHNOLOGIES, INC. BOARD OF DIRECTORS DOES NOT CONSTITUTE SOLICITING MATERIAL AND SHOULD NOT BE DEEMED FILED OR INCORPORATED BY REFERENCE INTO ANY OTHER CATEGORY 5 TECHNOLOGIES, INC. FILING UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES EXCHANGE ACT OF 1934, EXCEPT TO THE EXTENT CATEGORY 5 TECHNOLOGIES SPECIFICALLY INCORPORATES THIS REPORT INTO A DOCUMENT FILED UNDER THE SECURITIES ACT OR THE EXCHANGE ACT.

  In performing the functions of a compensation committee, it is the duty of the Category 5 Technologies, Inc. board of directors to review and determine the salaries and bonuses of executive officers of Category 5 Technologies, including the Category 5 Technologies' Chief Executive Officer, and to establish the general compensation policies for such individuals. The board believes that the compensation programs for the executive officers should reflect Category 5 Technologies' performance and the value created for the its stockholders. In addition, Category 5 Technologies' compensation programs should support the goals and values of Category 5 Technologies and should reward individual contributions to its success.

General Compensation Policy and Philosophy

  Until the establishment of a formal compensation committee by the board on October 19, 2001, the board established and oversaw the general compensation policies of Category 5 Technologies, which include specific compensation levels for executive officers and stock option grants from the stock option plans.

  Category 5 Technologies operates in highly competitive businesses and competes nationally for personnel at the executive and technical staff level. Outstanding candidates are aggressively recruited, often at premium salaries. Highly qualified employees are essential to the success of Category 5 Technologies. Category 5 Technologies is committed to providing competitive compensation that helps attract, retain and motivate the highly skilled people it requires. The board strongly believes that a considerable portion of the compensation for the Chief Executive Officer and other top executives must be tied to the achievement of business objectives and to business segment and overall company performance, both current and long-term.

  Prior to establishment of the compensation committee, the salaries of the executive officers of Category 5 Technologies were established by the board.

  On June 8, 2001, the stockholders of Category 5 Technologies approved the adoption of the Category 5 Technologies, Inc. Long-Term Incentive Plan for the employees of and consultants to Category 5 Technologies. The Long-Term Incentive Plan does not provide for automatically-timed option grants, but rather provides for grants at the discretion of the board or a committee appointed by the board.

CEO Compensation

  Mr. Gibbs' compensation was established in his June 2001 employment agreement, which is more fully described in this proxy statement/prospectus under the heading "Employment Contracts, Termination of Employment and Change-In-Control Arrangements." Mr. Gibbs' initial annual base salary is $250,000. Mr. Gibbs has not received a bonus. However, upon the acquisition by Category 5 Technologies of another company or its assets which result in Category 5 Technologies having projected annualized revenues of at least $50 Million, Mr. Gibbs shall be entitled to receive a bonus equal to his annual base salary and his annual base salary will increase by $100,000. The closing of the merger between Category 5 Technologies, C5T Acquisition Corp., and Netgatway will cause Mr. Gibbs to receive a bonus of $250,000 and an increase in his base salary from $250,000 per year to $350,000 per year. He is also entitled to receive other bonuses, when and as declared by the board of directors. Mr. Gibbs' annual base salary was based on, among other things, the board's subjective assessment of the extent to which Mr. Gibbs' future performance is expected to create value for Category 5 Technologies' stockholders.

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

  During the six-month period ended June 30, 2001, Mr. Gibbs was granted a stock option to purchase 200,000 shares at an exercise price of $0.25 per share, the fair market value of Category 5 Technologies' common stock on the date of such grant. One third, or 66,667 shares, vested immediately upon grant and one third will vest on each of the next two anniversaries of the date of grant. Mr. Gibbs was granted this option not as compensation as Category 5 Technologies's CEO but, rather, as an inducement to serve on Category 5 Technologies' board of directors.

President Compensation

  Mr. Edwards' compensation was established in his June 2001 employment agreement, which is more fully described in this proxy statement/prospectus under the heading "Employment Contracts, Termination of Employment and Change-in-Control Arrangements." Mr. Edwards' initial annual base salary is $250,000. Mr. Edwards has not received a bonus. However, upon the acquisition by Category 5 Technologies of another company or its assets which result in Category 5 Technologies having projected annualized revenues of at least $50 Million, Mr. Edwards shall be entitled to receive a bonus equal to his annual base salary and his annual base salary will increase by $100,000. The closing of the merger between Category 5 Technologies, C5T Acquisition Corp., and Netgatway will cause Mr. Edwards to receive a bonus of $250,000 and an increase in his base salary from $250,000 per year to $350,000 per year. He is also entitled to receive other bonuses, when and as declared by the board of directors. Mr. Edwards' annual base salary was based on, among other things, the board's subjective assessment of the extent to which Mr. Edwards' future performance is expected to create value for Category 5 Technologies' stockholders.

  During the six-month period ended June 30, 2001, Mr. Edwards was granted a stock option to purchase 200,000 shares at an exercise price of $0.25 per share, the fair market value of Category 5 Technologies' common stock on the date of such grant. One third, or 66,667 shares, vested immediately upon grant and one third will vest on each of the next two anniversaries of the date of grant. Mr. Edwards was granted this option not as compensation as Category 5 Technologies' CEO but, rather, as an inducement to serve on Category 5 Technologies's board of directors.

Appointment of a Compensation Committee

  On October 19, 2001, the board appointed the following members of the board of directors to serve as members of the Compensation Committee: William C. Gibbs and Edward Mooney.

Compliance with Internal Revenue Code Section 162(m)

  Section 162(m) of the Internal Revenue Code limits the tax deductibility by a corporation of compensation in excess of $1 million paid to the chief executive officer and any other of its four most highly compensated executive officers. However, compensation that qualifies as "performance-based" is excluded from the $1 million limit if, among other requirements, the compensation is payable only upon attainment of pre-established, objective performance goals under a plan approved by stockholders. The compensation committee does not presently expect total cash compensation payable for salaries and bonuses to exceed the $1 million limit for any individual executive. The compensation committee will continue to monitor the compensation levels potentially payable under our cash compensation programs, but intends to retain the flexibility necessary to provide total cash compensation in line with competitive practices, Category 5 Technologies's compensation philosophy, and Category 5 Technologies' best interests.

                                          William C. Gibbs
                                          Edward P. Mooney
                                          Mitchell Edwards
                                          Paul Anderson
                                          Brad Crawford

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                 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

  On August 7, 2001 Category 5 Technologies notified its accountant, David T. Thomson, P.C. that he was being dismissed as Category 5 Technologies' independent auditor. The stated reasons were that Category 5 Technologies wanted a larger auditing firm as Category 5 Technologies has experienced growth. Category 5 Technologies' board of directors made the decision to change auditors.

  Effective August 7, 2001 Category 5 Technologies engaged Tanner + Co. as Category 5 Technologies' independent public auditors, replacing its former auditor, David T. Thompson, P.C. Such appointment was accepted by Tanner + Co. Prior to such engagement, Category 5 Technologies had not consulted Tanner + Co. on any prior matters, including any matters relative to the application of accounting principles or any subject of disagreement with David T. Thompson, P.C.

  The prior accountant's report of October 4, 2000 on the financial statements of Category 5 Technologies for the years ended June 30, 2000 and 1999, was not qualified or modified in any manner (other than a going concern qualification) and contained no disclaimer of opinion or adverse opinion. There were no disagreements with David T. Thompson, P.C. on any matter of accounting principle or practice, financial disclosure or auditing scope or procedure as related to Category 5 Technologies' financial statements.

  During Category 5 Technologies' two most recent fiscal years and during any subsequent interim period preceding the date of resignation, Category 5 Technologies has had no disagreements with David T. Thompson, P.C. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

  As required by Item 304(a)(3) of Regulation S-B, Category 5 Technologies furnished David T. Thompson, P.C. with the disclosures contained in this section in connection with the Current Report on Form 8K/A, Amendment No. 2, filed by Category 5 Technologies with the Commission on August 28, 2001, and requested that David T. Thompson, P.C. provide to Category 5 Technologies a letter addressed to the Commission stating that either it agrees with the statements made by Category 5 Technologies herein or that it does not agree with such statements and the respects in which it does not agree. A copy of David T. Thompson's, P.C. letter dated August 28, 2001 was included as an exhibit to Category 5 Technologies' Form 8-K/A filed with the Commission on August 28, 2001.


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          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS OF NETGATEWAY

  This management's discussion and analysis of financial condition and results of operations and other portions of this prospectus contain forward-looking information that involves risks and uncertainties. Netgateway's actual results could differ materially from those anticipated by this forward-looking information. Factors that may cause such differences include, but are not limited to, those discussed under the heading "Risk Factors" and elsewhere in this prospectus/proxy. This management's discussion and analysis of financial condition and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this prospectus/proxy.

General

  The financial statements for the year ended June 30, 2000 have been reclassified to conform to current year presentation, including disclosures for discontinued operations.

  Netgateway had in the past been operating with large losses as discussed in its quarterly reports for the quarters ending March 31, 2001 and December 31, 2000 as well as previous filings. Netgateway's liquidity was severely strained to the point where as of January 1, 2001 it was not possible to continue operations without significant changes.

  At a board meeting on January 3, 2001, Donald L. Danks was appointed as a director, and on January 5, 2001, Mr. Danks was appointed as Netgateway's Chairman and Chief Executive Officer. At that meeting, John J. Poelman was appointed as Netgateway's President and Chief Operating Officer. The board also accepted the resignations of Chairman and Chief Executive Officer, Keith D. Freadhoff; Chief Operating Officer and Director Donald C. Corliss, and Directors Scott Beebe and Robert Ciri. The board thereafter consisted of three members, Donald L. Danks, John J. Poelman and Shelly Singhal.

  Following the January 2001 change in the board and management, Netgateway implemented a restructuring process intended to allow it to begin to operate immediately on a cash flow positive basis. The Business-to-Business Solutions division and the CableCommerce division were reduced to a maintenance staff supporting existing customers, and all other employees were laid off. Its wholly-owned subsidiary, IMI, Inc., also known as Impact Media, was sold. Netgateway entered into an agreement with a third party to negotiate a compromise payment schedule with non-essential vendors for less than the full amount owed. In addition, key management employees agreed to voluntarily reduce their salaries.

  This restructuring allowed Netgateway to focus its attention and resources on its core Galaxy Mall Division, an eCommerce company, with a view to it providing sufficient revenues to finance continued operations. Approximately $2.1 million was raised through the private placement of convertible notes to support the Galaxy Mall operations and assist in repaying Netgateway's heavy debt load. The following discussion of the results of operations will further expand upon the effects of these changes.

 Fluctuations in Quarterly Results and Seasonality

  In view of the rapidly evolving nature of our business and its limited operating history, Netgateway believes that period-to-period comparisons of its operating results, including its gross profit and operating expenses as a percentage of net sales, are not necessarily meaningful and should not be relied upon as an indication of future performance.

  While Netgateway cannot say with certainty the degree to which it experiences seasonality in its business because of its limited operating history, its experience to date indicates that it experiences lower sales from its Galaxy Mall business during its first and second fiscal quarters. Netgateway believes this to be attributable to summer vacations and the Thanksgiving and December holiday seasons.

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

 Merger of Netgateway, Inc. and Galaxy Enterprises, Inc.

  On June 26, 2000, Netgateway completed the merger of Galaxy Enterprises, Inc. into one of its wholly owned subsidiaries. The merger was accounted for as a pooling-of-interests. Accordingly, Netgateway's historical consolidated financial statements and the discussion and analysis of financial condition and results of operations for the prior periods have been restated to include the operations of Galaxy Enterprises, Inc. as if it had been combined with Netgateway at the beginning of the first period presented.

Results of Operations

 Years Ended June 30, 2001 and 2000

 Revenue

  Revenues for the year ended June 30, 2001 increased to $43,000,533 from $22,149,649 in the prior fiscal year, an increase of 94%. Operating revenues for both years are from the design and development of Internet web sites and related consulting projects, revenues from Netgateway's Internet training workshops (including attendance at the workshop, rights to activate web sites and hosting), sales of banner advertising, web traffic building products, mentoring and transaction processing. Netgateway expects future operating revenues to be generated principally from its Internet training workshops following a business model similar to the one used in the latter part of fiscal year 2001. The Internet environment continues to evolve, and Netgateway intends to offer future customers new products as they are developed. Netgateway anticipates that its offering of products and services will evolve as some products are dropped and are replaced by new and sometimes innovative products intended to assist its customers achieve success with their Internet-related businesses.

  Formerly Netgateway reported product sales that came from its subsidiary, IMI, Inc. On January 11, 2001, Netgateway sold IMI for $1,631,589, including $1,331,589 owed to it by IMI at the time of the sale. Netgateway received a cash payment of $300,000 and a promissory note for the balance. Accordingly, IMI operations from this and prior periods are now reported as discontinued operations in the accompanying consolidated statement of operations.

  The increase in revenues from fiscal 2000 to 2001 can be attributed to two major factors. First, there was an increase in the number of Internet training workshops conducted during the years. The number increased to 337 workshops for the current fiscal year from 250 in the fiscal year ended June 30, 2000. Netgateway expects this trend to continue since it intends to expand into international operations.

  The second factor contributing to the increased revenue was a change in the business model for Netgateway's Galaxy Mall Internet workshop training business. Since October 1, 2000, the product sold to its customers at its Internet training workshop has been a "Complete Store-Building Packet" which contains a CD-ROM that includes the necessary computer software and instructions to allow the customer to construct its storefront without any additional services being supplied by Netgateway. If additional assistance is required, Netgateway provides it for a fee and charges the customer after the services are rendered. The customer may host the storefront with Netgateway or any other provider of Internet hosting services. If the customer elects to prepay it for hosting, Netgateway recognizes the revenue as the service is rendered. Under this new model, Netgateway now recognizes most of the revenue generated at its Internet workshops at the time of sale. Netgateway anticipates enhanced revenues and earnings during the first two quarters of fiscal year 2002 since the amount of revenue deferred from each Internet workshop sale will be greatly reduced and the revenue from prior period sales will continue to be recognized during fiscal year 2002. During the year ended June 30, 2001, Netgateway recognized $14,534,542 in revenue from sales made in prior fiscal years and it deferred revenue from the current fiscal year of $5,057,422 to future years. The net change increased revenues for fiscal year 2001 by $9,460,686.

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

  Netgateway anticipates that the beneficial deferred revenue impact will continue only during the first two quarters of fiscal year 2002 due to the change in its product offerings. Thereafter Netgateway anticipates that the amount of revenue recognized from earlier quarters will be approximately equal to that deferred into future periods. If Netgateway enjoys a strong growth rate, it is possible that during any one quarter the amount of revenue deferred into future periods will exceed that recognized during the same quarter from sales in prior periods.

 Gross Profit

  Gross profit is calculated as revenue less the cost of sales, which consists of the cost to conduct Internet training workshops, to program customer storefronts, to provide customer support and the cost of tangible products sold. Gross profit for the fiscal year ended June 30, 2001 increased to $34,574,958 from $13,684,558 in the prior year. The increase in gross profit primarily reflects the increased sales volume of services provided through Netgateway's Internet training workshops and the effect on revenues from the sale of the "Complete Store-Building Packet" as explained above.

  Gross margin percentages increased for the fiscal year ended June 30, 2001 to 80% of revenue from 62% of revenue for the fiscal year ended June 30, 2000. The increase in gross profit as a percentage of revenue is due to several factors: the additional revenue from prior product offerings recognized from prior years that will decrease due to the change in our product offerings, compared to lower costs in providing Netgateway's customers the services they require to complete their storefront web sites; new programming tools and stringent cost controls which increased the productivity of the support group our customers use; and the cost of conducting its Internet training workshops remaining relatively constant per workshop, while the number of workshops and the selling price of the products delivered at the workshops both increased. The percentage of attendees at the workshops who purchased the Complete Store-Building Packet remained approximately the same as it had been in the former business model.

  Netgateway anticipates that gross profit as a percentage of sales will decline in fiscal year 2002 from the 80% achieved in fiscal year 2001. This decline is expected because of the effect of the deferred revenue amortization discussed above. Netgateway believes the achievable gross profit percentage, after the second fiscal quarter of fiscal year 2002, will be similar to what was experienced by its GalaxyMall subsidiary without regard to the amortization of the deferred revenue during the fiscal year ended June 30, 2001 or approximately 60% to 70%.

 Product Development

  Product development expenses consist primarily of payroll and related expenses for development, editorial, creative and systems personnel as well as outside contractors. Product development expenses for the fiscal year ended June 30, 2001 decreased to $1,804,986 from $6,462,999 in the prior fiscal year. Most of the development expenses for the Internet Commerce Center (ICC) were incurred prior to December 2000. Netgateway has completed the basic development of the ICC, as redefined by it.

  Netgateway intends to make enhancements to its technology, including the ICC, as technology and business opportunities present themselves, but its business model currently contemplates that in most cases it will seek to pass these costs to its customers. Other product development projects currently in progress are a Web-builder packet and a shopping mall development tool. Netgateway intends to expense these costs as incurred. Netgateway will undertake additional development projects as the needs are identified and as the funds to undertake the work are available.

 Selling and Marketing

  Selling and marketing expenses consist of payroll and related expenses for sales and marketing and the cost of advertising, promotional and public relations expenditures and related expenses for personnel engaged

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in sales and marketing activities. Netgateway also contracts with telemarketing companies and commissions earned by them are included. Selling and marketing expenses for the fiscal year ended June 30, 2001 increased to $20,949,758 from $18,536,486 in the previous 12-month period. The increase in selling and marketing expenses is primarily attributable to the increase in the number of workshops held during the current year and the associated advertising and promotional expenses necessary to attract attendees. During fiscal year 2001 there were approximately $1,700,000 in selling and marketing expenses associated with Netgateway's B2B and Cable Commerce divisions. These divisions have been reduced in scope as discussed above. Selling and marketing expenses associated with the B2B and CableCommerce divisions for the fiscal year ending June 30, 2000 were approximately $4,500,000. Selling and marketing expenses as a percentage of sales decreased to 49% of revenues for the current fiscal year from 84% in the previous 12-month period. Netgateway expects selling and marketing expenses to increase as a percentage of revenues in the future due to the effects of the deferred revenue explained above.

 General and Administrative

  General and administrative expenses consist of payroll and related expenses for executive, accounting and administrative personnel, professional fees, bad debts and other general corporate expenses. General and administrative expenses for the fiscal year ended June 30, 2001 decreased to $10,558,918 from $25,676,472 in the previous fiscal year. This decrease is primarily attributable to the decrease in payroll and related expenses that resulted from the relocation of Netgateway's headquarters to Orem, Utah from Long Beach, California, the resignation of senior management personnel that were not replaced, a reduction in the salaries of retained management personnel and cutbacks in administrative staff associated with the reorganization of the B2B and CableCommerce divisions. During the fiscal year ended June 30, 2000, Netgateway incurred certain administrative expenses that were not repeated in fiscal 2001, consisting of one-time legal, accounting and other costs associated with the acquisition by it of Galaxy Enterprises, Inc., and the issuance of common stock for services in the amount of $3,660,498 and to executive officers in exchange for cancellation of options in the amount of $8,400,000.

  Bad debt expense consists of actual and anticipated losses resulting from the extension of credit terms to and the acceptance of credit cards from our customers when they purchase products at our Internet training workshops. Netgateway encourages customers to pay for their purchases by check or credit card since these are the least expensive methods of payment; but Netgateway does offer installment contracts with payment terms up to 24 months. Netgateway offers these contracts to all workshop attendees not wishing to use a check or credit card regardless of their credit history, because it is its policy to assist everyone who attends a workshop and wishes to become a Galaxy Mall merchant to achieve their goal. A down payment at the time of purchase is required. These installment contracts are sold to various finance companies if its customer has a credit history that meets the finance company's criteria. If not sold, Netgateway carries the contract and out-source the collection activity.

  Bad debt expense was approximately $3.4 million in the fiscal year ended June 30, 2001 compared to approximately $1.1 million in the prior fiscal year. The increase is principally due to the increase in the number of installment contracts accepted by Netgateway as the sales volume grew. At the time of a contract sale to a finance company 20% of the sales price is placed in a reserve account held by the finance company. If its customer does not make its payments on the contract, the finance company may charge the reserve for the unpaid balance previously funded to the extent there are funds available in the reserve account. At maturity of the customer contract, the net balance of the reserve is returned to Netgateway. One of the finance companies holding a reserve that will be due to it when the contracts are collected has experienced financial difficulties and may not be able to return these reserves. Netgateway therefore established a loss provision of approximately $950,000. This reserve is included in bad debt expense.

  During the quarter ended September 30, 2000, Netgateway implemented its previously announced consolidation strategy to relocate its headquarters operation from Long Beach, California to Orem, Utah. The headquarters of its Galaxy Mall, Inc. subsidiary has been in Orem since 1997. Netgateway realized significant

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improvements in operations and savings in general and administrative expenses as a result of its relocation. The cost structure is more favorable in Orem due to lower prevailing wage rates in the local labor market, as well as lower costs for facilities, outside professional services and other costs of operations. Beginning in October 2000, Netgateway reduced personnel in accounting, the in-house legal department, and general administrative positions.

 Depreciation and Amortization

  Depreciation and amortization expenses for the fiscal year ended June 30, 2001 increased to $1,296,519 from $1,191,143 in the prior 12-month period. This increase was due to the purchase of additional equipment and software. Future expense for the amortization of goodwill will be lower because of the write-off of the goodwill associated with Netgateway's StoresOnLine subsidiary, as explained under "Extraordinary Items" in this Management Discussion.

 Writedown of Goodwill and Acquired Technology

  At December 31, 2000, Netgateway wrote off the goodwill relating to our StoresOnLine subsidiary in the amount of $834,331 and the acquired technology and goodwill related to our Digital Genesis operation in the amount of $250,145. It was determined that the assets and technology were no longer being used and had no market value.

 Interest Expense

  Interest expense for the fiscal year ended June 30, 2001 decreased to $ 3,287,905 from $4,573,695 in the prior fiscal year. Netgateway included in interest expense in the current fiscal year a one-time charge of $884,000 relating to the fair value of the beneficial conversion feature of an 8% convertible debenture issued to King William, LLC, the amortization of the discount relating to the beneficial conversion feature, warrants issued in connection with the sale by it of convertible notes in January and April 2001 and the actual interest accrued on the debenture and notes. (See "Liquidity and Capital Resources.") Netgateway repaid the various debt instruments primarily attributable to the interest expense for fiscal year ended June 30, 2000.

 Discontinued Operations

  In January 2001, Netgateway sold its subsidiary, IMI, Inc. to a third party as discussed above. As a result, the gain or loss from discontinued operations is listed on a separate line item in the statement of operations. The loss from discontinued operations for the current fiscal year is $285,780, compared to a loss of $1,318,515 in the prior 12-month period.

 Extraordinary Items

  In January 2001, Netgateway entered into an agreement with an unrelated third party to negotiate settlement agreements with vendors and other debtors, relating mainly to the B2B and CableCommerce divisions, in an effort to improve its balance sheet ratios. It was important to remove some of the debts so Netgateway could attract the outside capital investment necessary to keep it solvent and provide for future growth. Netgateway settled approximately $2.5 million in obligations in this manner, resulting in an extraordinary gain of $1,688,956.

  In December 2000, certain equipment and software related to closed operations in Long Beach, California and American Fork, Utah were taken out of service and disposed of resulting in a loss of $1,091,052 Additionally there was a gain on the disposal of IMI, Inc. in the current fiscal year of $363,656.

  The total gain of all extraordinary items for the fiscal year ended June 30, 2001 was therefore $961,560. There was no extraordinary item in the fiscal year ended June 30, 2000.

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 Income Taxes

  Netgateway has not generated any taxable income to date and, therefore, has not paid any federal income taxes. The use of Netgateway's net operating loss carry forwards, which begin to expire in 2006, may be subject to certain limitations due to a change of control under Section 382 of the Internal Revenue Code of 1986, as amended.

 Years Ended June 30, 2000 and 1999

 Revenue

  Total revenues for the year ended June 30, 2000 increased to $22,149,649 from $10,280,440 in the comparable period of the prior fiscal year.

  Revenues include the design and development of Internet web sites and related consulting projects, revenues from Netgateway's Internet training workshops (including attendance at the workshop, rights to activate web sites and hosting), sales of banner advertising, mentoring and transaction processing. Of the increase in revenues, approximately $5.5 million can be primarily attributed to the increase in the number of Internet training workshops and attendance at such workshops, approximately $2.3 million to increased revenues from banner advertising, and $5.2 million to the design and development of Internet web sites and their hosting on our Internet Commerce Center.

 Gross profit

  Gross profit is calculated as net sales less the cost of sales, which consists of the cost to program customer storefronts, project development, customer support expenses and tangible products sold. Gross profit for the fiscal year ended June 30, 2000 increased to $13,684,558 from $6,441,866 in the comparable prior period. The increase in gross profit primarily reflected Netgateway's increased sales volume of services provided through its Internet training workshops and the addition of several new customers to the Internet Commerce Center. Gross margin percentages decreased over the same periods due to the lower gross profit margin associated with the Internet training workshops. The decrease was partially offset by the licensing of its technology to one customer during the year, which has no significant costs to sell the license.

 Product development

  Product development expenses consist primarily of payroll and related expenses for development, editorial, creative and systems personnel and outside contractors. Product development expenses for the fiscal year ended June 30, 2000 increased to $6,462,999 from $1,496,563 in the comparable prior period. Product development expenses increased as Netgateway continued to upgrade the Internet Commerce Center. No other significant development costs for other projects were incurred.

 Selling and marketing

  Selling and marketing expenses consist of payroll and related expenses for sales and marketing and the cost of advertising, promotional and public relations expenditures and related expenses for personnel engaged in sales and marketing activities. Selling and marketing expenses for the fiscal year ended June 30, 2000 increased to $18,536,486 from $8,716,191 in the comparable prior period. The increases in selling and marketing expenses were primarily attributable to increased payroll-related and other infrastructure costs as Netgateway expanded and incurred additional costs related to the growth of its business.

 General and administrative

  General and administrative expenses consist of payroll and related expenses for executive, accounting and administrative personnel, professional fees, bad debts and other general corporate expenses. General and

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administrative expenses for the fiscal year ended June 30, 2000 increased to
$25,676,472 from $11,558,135 in the comparable prior period. The increase in general and administrative expenses was attributable primarily to non-cash compensation expense from common stock issued to certain executives in December 1999 valued at $11,775,000. The increase in general and administrative expenses was also attributable to increased payroll-related and other infrastructure costs as Netgateway expanded and incurred additional costs related to the growth of its business, an increase in bad debts expense of $1,133,022 and one-time merger related expenses of $889,757 in the fiscal year ended June 30, 2000.

 Interest (income) expense, net

  Interest expense consists primarily of amortization of debt issuance costs and debt discount and interest in connection with Netgateway's issuance of $1,000,000 of secured convertible debentures due December 31, 1999 and $6,633,500 of its Series A 12% senior notes. The senior notes were issued in connection with Netgateway's May through October 1999 bridge financing private placements. Interest expense for the fiscal year ended June 30, 2000 increased to $4,573,695 from $933,097 in the comparable prior period. The increase in interest expense for the fiscal year was attributable primarily to the amortization of promissory note discounts incurred in conjunction with the bridge financing. All of the convertible debentures were converted into common stock as of December 31, 1999. The senior notes were repaid in full in November 1999.

 Income taxes

  Netgateway has not generated any taxable income to date and, therefore, it has not paid any federal income taxes. The use of Netgateway's net operating loss carry forwards, which begin to expire in 2006, may be subject to certain limitations under Section 382 of the Internal Revenue Code of 1986, as amended. Please read the notes to the financial statements for additional information on the net operating loss carry forward.

Liquidity and Capital Resources

 Cash

  Netgateway has incurred substantial losses in the past and may in the future incur additional losses. For the year ended June 30, 2001, Netgateway had a working capital deficit of $11,352,352; for the year ended June 30, 2000, it had a working capital deficit of $14,844,854. Netgateway's capital deficit was $9,306,829 and $10,776,300 at June 30, 2001 and June 30, 2000, respectively.
Netgateway generated revenues from continuing operations of $43,000,533 for the year ended June 30, 2001 and $22,149,649 for the year ended June 30, 2000. For the year ended June 30, 2001 and the year ended June 30, 2000, Netgateway incurred net losses of $3,638,736 and $44,108,429, respectively. For the year ended June 30, 2001 and the year ended June 30, 2000, Netgateway recorded negative cash flows from continuing operations of $7,347,123 and $16,439,729, respectively.

  At June 30, 2001, Netgateway had $149,165 cash on hand, a decrease of $2,457,826 from June 30, 2000.

  Net cash used in operating activities was $8,002,343 for the fiscal year ended June 30, 2001. Net cash used in operations was primarily attributable to $4,314,516 in net losses from continuing operations, and a decrease in deferred revenue of $9,460,686 partially offset by non-cash charges and an increase in accounts payable, accrued expenses and other liabilities of $1,506,135. These non-cash charges include: recording interest expense of $884,000 as the fair value of the beneficial conversion feature of a convertible debenture issued to King William, LLC and $1,347,480 relative to convertible notes sold to investors; depreciation and amortization of $1,296,519; and the write down of goodwill and acquired technology of $1,084,476.

  The decrease in deferred revenue is explained in the section of Revenues, above. The write off of intangibles resulted from a determination that the acquired technology and goodwill relative to

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StoresOnLine.com, Ltd. and Digital Genesis, one of Netgateway's subsidiaries, was no longer being used and had no resale value.

  Net cash provided by investing activities was $199,235 for the fiscal year ended June 30, 2001. During January 2001 Netgateway sold a wholly owned subsidiary, IMI, Inc., for $1,631,589, including $1,331,589 owed to it by IMI at the time of the sale. Netgateway received a cash payment of $300,000 and a note for the balance. The amounts due from IMI, Inc. have been fully reserved.

  Net cash provided by financing activities for the fiscal year ended June 30, 2001 was $5,345,282. Netgateway sold a $2,500,000 convertible debenture to King William, LLC, sold $2,076,500 in convertible notes to investors, and sold $291,200 in common stock to investors as part of a private placement, and officers loaned $821,000 to Netgateway.

  As a result of Netgateway's inability to sell the installment contracts generated by its GalaxyMall Internet workshop training business at historical levels and due to operating losses, it does not have sufficient cash from operating activities to meet its immediate working capital and cash requirements. Netgateway has historically relied upon private placements of its stock and issuance of debt to generate funds to meet its operating needs. Netgateway has sought and will continue to seek such capital, however, there can be no assurance that additional financing will be available on acceptable terms, if at all. If adequate funds are not generated, Netgateway may be required to further delay, reduce the scope of, or eliminate one or more of its products or obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to all or part of the intellectual property of the Internet Commerce Center or control of one or more of its businesses.

  In January and April 2001 Netgateway consummated a private placement of convertible promissory notes in a series of takedowns with proceeds of $2,076,500 at 8% interest. The notes mature on July 1, 2004 and the holder can convert at any time after July 1, 2001 at a rate of $.25 per share of common stock. Alternatively, Netgateway may require conversion of these notes at any time after July 1, 2001 if, for a period of twenty consecutive trading days, the average of the closing bid and ask prices per share of Netgateway's common stock is or exceeds $.75 as reported on Nasdaq's OTC Bulletin Board Service. The proceeds from the notes were used to pay down debt and support operations. As of September 30, 2001, note holders holding $1,741,506 aggregate principal amount of these notes including accrued interest had exercised their right to convert both principal and accrued interest into 7,204,326 shares of common stock.

  In May 2001 Netgateway began a private placement of unregistered common stock at $.30 per share in an attempt to raise $2.5 million for the Company. As of the end of fiscal year 2001, proceeds from the sale were $291,200. As of September 30, 2001, total proceeds from the offering were $2,714,676 of which $240,000 resulted from one of its officers exchanging a loan due him for shares in the private placement.

 Accounts Receivable

  Accounts receivable, both current and long-term, net of allowance for doubtful accounts, was $2,090,051 at June 30, 2001 compared to $2,826,960 at June 30, 2000. A relatively constant and significant portion of Netgateway's revenues have been made on an installment contract basis. Netgateway has in the past sold, on a discounted basis, a portion of these installment contracts to third party financial institutions for cash. Because these financial institutions are small, they are limited in the quantities of contracts they can purchase due to limitations on the amount of receivables they may purchase from one person imposed on them by their investors. In addition, the institution Netgateway worked with most closely in prior years has experienced financial difficulties and dramatically reduced its level of purchases. As a result, Netgateway is seeking to develop relationships with other potential purchasers of these installment contracts. In the interim, Netgateway's inability to sell its installment contracts at historic levels has had a material negative impact on its near-term liquidity and cash position.


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  Other assets relating to Netgateway's installment contract sales at June 30,
2001 were $993,992 net of an allowance for doubtful accounts of $1,698,965. When installment contracts are sold, the purchaser holds approximately 20% of the of the purchase price in a reserve that will be returned to the company if the contracts are paid in full by its customer. If the customer fails to pay, the purchaser my charge this reserve account for the deficiency. Netgateway's obligation to accept such charge backs is limited to the amount in the reserve account. One of the purchasers holding such a reserve is having financial difficulties and therefore Netgateway has established an allowance for doubtful accounts of approximately $950,000 to provide for the possibility that the reserve funds may not be returned to Netgateway according to the terms of its contract with them.

 Delisting of Common Stock

  On January 10, 2001, Netgateway's common stock was delisted from the Nasdaq National Market, and began to trade on the National Association of Securities Dealers OTC Electronic Bulletin Board. The delisting of its common stock has had an adverse impact on the market price and liquidity of its securities and has adversely affected its ability to attract additional investors. This has a material adverse effect on its liquidity because sales of additional shares of its common stock is currently the principal potential source of additional funds required to operate its businesses.

 Arrangements with King William, LLC

  In July 2000, Netgateway entered into a securities purchase agreement with King William, LLC. Under the terms of the agreement, Netgateway issued to King William an 8% convertible debenture due July 31, 2003, in the principal amount of $4.5 million. The debenture was convertible into shares of Netgateway's common stock at the lower of $1.79 or a conversion rate of 80% of the average market price of the common stock during any three non-consecutive trading days during the 20 trading days prior to conversion. The purchase price for the debenture was payable in two tranches. The first tranche of $2.5 million was paid at the closing in July 2000. The second tranche of $2.0 million was to be payable three business days after our satisfaction of certain conditions, which conditions were never satisfied. Effective as of January 25, 2001, Netgateway reached an agreement with King William LLC to restructure this debenture. Under the terms of the agreement no second tranche of the debenture would be available, the note was amended so that it would be repaid in installments with a 15% prepayment premium over the remainder of calendar year 2001, and a related Private Equity Credit Agreement was terminated. Under this agreement, King William's right to convert the debenture into shares of Netgateway's common stock was modified to permit such conversion only if the trading price of Netgateway's common stock was in excess of $3.00 for 20 consecutive trading days or Netgateway failed to make a scheduled payment of principal. Netgateway also agreed to reprice the warrants issued to King William in connection with the issuance of the debenture to $.25 per share and Netgateway issued to King William a warrant for an additional 269,000 shares of common stock at $.25 per share. As of the date of the restructuring agreement Netgateway was in default of its obligations under the convertible debenture, but King William waived all of these defaults pursuant to the terms of the restructuring agreement.

  Netgateway made the initial payment of $250,000 required under the restructuring agreement but did not make the next two payments totaling $497,000, and on May 9, 2001 Netgateway entered into a waiver agreement with King William. Pursuant to this agreement King William converted $200,000 principal balance of the remaining balance of the convertible debenture into 800,000 shares of common stock. The $200,000 was credited toward the payment due February 28, 2001 and the balance of $50,000 was rescheduled to be paid on March 10, 2002 and the payments originally due April 10, 2001 and May 10, 2001 were rescheduled to January 10, 2002 and February 10, 2002 respectively. Under the Agreement, King William waived its right to make further conversions on account of Netgateway's failure to make the missed payments.

  Effective July 11, 2001, Netgateway entered into a second restructuring agreement with King William pursuant to which Netgateway paid in full and final satisfaction of the Debenture (i) a cash payment of $100,000, (ii) a $400,000 promissory note and (iii) 2,800,000 shares of its common stock which were issued in

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September 2001. King William has agreed to forgive the $400,000 promissory note if Netgateway meets certain specific requirements.

  Netgateway recorded the value of the beneficial conversion feature on the $2.5 million that has been drawn down on the $4.5 million principal amount as additional paid in capital and interest expense of $884,000 during its first fiscal quarter ended September 30, 2000 because the convertible debenture was immediately exercisable.

  In connection with the securities purchase agreement, Netgateway issued to King William a warrant to purchase 231,000 shares of common stock. In connection with the issuance of the debenture, Netgateway also issued to Roth Capital Partners, Inc., a warrant to purchase 90,000 shares of common stock and to Carbon Mesa Partners, LLC, a warrant to purchase 10,000 shares of common stock. Each of the warrants is exercisable for five years from the date of issue, at an exercise price of $1.625 per share and with cashless exercise and piggyback registration rights. The fair value of the warrants has been recorded at their fair value of $371,000. Of the $371,000, $259,000 is accounted for as capital and debt discount and is amortized over the life of the debt. The remaining balance is accounted for as debt issuance costs classified as other assets and is amortized over the life of the debt.

 Accounts Payable

  Accounts payable at June 30, 2001, totaled $2,663,066 as compared to $2,383,502 at June 30, 2000 and compared to $4,708,716 as of March 31, 2001.
The reduction since March is primarily due to the settlement agreements reached with vendors as described above funded with proceeds from the sale of convertible notes, common stock and unsecured loans from certain of our officers. Netgateway's business operations are dependent on the ongoing willingness of its suppliers and service providers to continue to extend their payment terms until Netgateway resolves its current liquidity problems. A number of suppliers and service providers now require payment in advance or on delivery.

  Although Netgateway is now current in its accounts with many of the trade creditors of its Galaxy Mall business, no assurance can be made that these suppliers will continue to extend their payment terms or that they will continue to supply Netgateway with the materials and services required to operate the business on terms that are acceptable to Netgateway and will allow it to keep these accounts current or that Netgateway will resolve its current liquidity problems. Any interruption in Netgateway's business operations or the imposition of more restrictive payment terms for payments to additional suppliers and service providers would have a further negative impact on Netgateway's liquidity.

 Deferred Revenue

  Deferred revenue at June 30, 2001 totaled $6,033,592 as compared to $15,494,278 at June 30, 2000. Netgateway recognizes deferred revenue as its services are rendered or when the time period in which customers have the right to receive the services expires. The decrease from the prior fiscal year end is the result of a change in the products offered at Netgateway's Internet training workshops.

  Netgateway changed the product offered at its Galaxy Mall Internet workshop training business and since October 1, 2000, has delivered a "Complete Store-Building Packet" which contains a CD-ROM that includes the necessary computer software and instructions to allow the customer to construct its storefront without any additional services being supplied by Netgateway. If additional assistance is required, Netgateway will provide it for a fee and charge the customer after the services are rendered. The customer may host the storefront with Netgateway, or any other provider of Internet hosting services. If the customer elects to prepay Netgateway for hosting, it will recognize the revenue as the service is rendered.

  Under this new model, Netgateway now recognizes most of the revenue generated at its Internet workshops at the time of sale. Netgateway anticipates that revenues and earnings will be enhanced during the

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first and second fiscal quarters of fiscal year 2002 since the amount of revenue deferred from each Internet workshop sale will be greatly reduced and the revenue from prior period sales will continue to be recognized during this and future periods.

 Capital Deficit

  Total capital deficit decreased to $9,306,829 during the current fiscal year from $10,776,300 at June 30, 2000. This mainly resulted from additions to paid-in capital partially offset by the net loss for the fiscal year ended June 30, 2001. (See the Statement of Capital Deficit in the financial statements.)

 Financing Arrangements

  Netgateway accepts payment for the sales made at its GalaxyMall Internet training workshops by cash, credit card, installment contract or a third party leasing option. As part of its cash flow management and in order to generate liquidity, Netgateway has sold on a discounted basis a portion of the installment contracts generated by its GalaxyMall subsidiary to third party financial institutions for cash. Because these finance companies are small and have limited resources they have not been able to purchase all of the contracts Netgateway would like to sell. See "Liquidity and Capital Resources--Accounts Receivable," for further information.

  On September 13, 2000, Netgateway retained the services of National Financial Communications Corp. for a six-month period as a nonexclusive advisor in connection with Netgateway's investor relations, in consideration for which Netgateway paid $10,000 and gave a commitment to issue it 250,000 shares of common stock. In October 2000, National Financial notified Netgateway that it was unwilling to perform its obligations under its retainer agreement unless the consideration was substantially increased. This agreement has since been terminated.

  On October 18, 2000, Netgateway entered into a letter agreement with Glendale Capital LLC to provide it investor relations services. As consideration for its services, Netgateway issued to Glendale Capital LLC warrants exercisable for 500,000 shares of Netgateway's common stock with an exercise price of $1.00 per share. The agreement with Glendale Capital has been terminated.

 Impact of Recent Accounting Pronouncements

  In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations" and No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", which establishes new standards for the treatment of goodwill and other intangible assets. SFAS 142 is effective for fiscal years beginning after December 31, 2001 and permits early adoption for companies with a fiscal year beginning after March 15, 2001. SFAS 142 prescribes that amortization of goodwill will cease as of the adoption date. Additionally, Netgateway will be required to perform an impairment test as of the adoption date, annually thereafter, and whenever events and circumstances occur that might affect the carrying value of these assets. Netgateway has not yet determined what effect, if any, the impairment test of goodwill will have on its results of operations and financial position. In addition, subsequent to June 30, 2001, SFAS 143 and SFAS 144 have been issued, and Netgateway is evaluating the impact these pronouncements will have on its financial position and results of operations in future filings.

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                             BUSINESS OF NETGATEWAY

General

  Netgateway is an e-Services company that provides eCommerce training, technology, continuing education and a variety of other web-based resources to over 100,000 small businesses and entrepreneurs annually. Netgateway's affordably priced e-Services offerings leverage industry and client practices, and help increase the predictability of success for Internet merchants. Netgateway's services also help decrease the risks associated with e-commerce implementation by providing low-cost, scalable solutions with minimal lead-time, ongoing industry updates and support. Netgateway's strategic vision is to remain an eCommerce provider tightly focused on its target market.

  Netgateway is executing a strategic plan that is intended to allow it to sustain revenue and profitability at acceptable levels after it ceases recognizing revenue from prior product offerings, due to the change in its product offerings, following its fiscal second quarter of this year. Netgateway will seek to increase its revenue by enhancing the range of products and service offerings to its customer base, increasing sales to its existing customer base, and by increasing the number of its Internet Marketing Workshops. Netgateway will also seek to reduce its cost of goods by creating new technology for its production staff. Substantially all of Netgateway's revenues are derived from its Galaxy Mall, Inc. subsidiary.

  Netgateway was incorporated under the laws of Nevada on April 13, 1995, under the name Video Calling Card, Inc. In June 1998, it acquired all of the outstanding capital stock of Netgateway, a Nevada corporation formerly known as eClassroom.com, in exchange for 5,900,000 shares of its common stock. At the same time, the company acquired the assets of Infobahn, LLC d/b/a Digital Genesis, an electronic commerce applications developer, in exchange for 400,000 shares of its common stock.

  In January 1999, StoresOnline.com, Ltd., a Canadian corporation and Netgateway's wholly owned subsidiary, acquired all of the outstanding capital stock of Spartan Multimedia, Ltd., an Internet storefront developer and storefront service provider, in exchange for 371,429 shares of Class B common stock of StoresOnline.com. The Class B common stock is exchangeable on a one-to-one basis for shares of Netgateway's common stock. As of October 31, 2001, a total of 276,713 shares have been exchanged.

  In November 1999, Netgateway reincorporated under the laws of Delaware.

  In June 2000, Netgateway acquired all of the outstanding capital stock of Galaxy Enterprises, Inc., a Nevada corporation, in exchange for approximately 3,900,000 shares of its common stock. Galaxy Enterprises was organized as a Nevada corporation on March 3, 1994. Galaxy Enterprises was originally formed under the name Cipher Voice, Inc., and was incorporated for the purpose of developing, producing and marketing equipment related to computer hardware security, known as a digital voice encryption-decryption electronic device. Galaxy Enterprises was unsuccessful in developing that technology and subsequently ceased operations.

  In December 1996, Galaxy Enterprises acquired all of the issued and outstanding common stock of GalaxyMall, Inc., a Wyoming corporation, in exchange for 3,600,000 shares of Galaxy Enterprises common stock. As a result of this stock acquisition, Galaxy Mall became a wholly owned subsidiary of Galaxy Enterprises. On December 16, 1996, Galaxy Enterprises changed its name from Cipher Voice, Inc. to Galaxy Enterprises, Inc.

  Effective May 31, 1999, Galaxy Enterprises, through its wholly owned subsidiary IMI, Inc., acquired substantially all of the assets of Impact Media, L.L.C., a Utah limited liability company engaged in the design, manufacture and marketing of multimedia brochure kits, shaped compact discs and similar products and services intended to facilitate conducting business over the Internet. The assets acquired included, among other things, equipment, inventory and finished goods, intellectual property, computer programs and cash and accounts receivable. The primary use of these assets related to the design, manufacture and marketing of Impact Media's products and services.

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  In August 2000, Netgateway announced that it would close its Long Beach headquarters and consolidate it with its Orem, Utah operations. After the relocation of its operations to Utah Netgateway dramatically slowed the development of its Internet Commerce Center, or ICC, stopped substantially all sales and marketing activity for business-to-business solutions based on the ICC and terminated the employment of the ICC sales and marketing team. Netgateway is continuing to support its existing business-to-business customers served by the ICC and is seeking additional opportunities to derive revenue from this technology but there can be no assurance that it will be successful in doing so. Although early versions of the ICC are fully operational and being used by current customers, Netgateway has suspended all ICC engineering and programming activities with respect to new versions and features of the ICC pending receipt of actual ICC customer orders. No such orders have been received to date. If and when ICC customer orders are received, Netgateway will identify the actual customer needs and if further ICC development work is required and appropriate, will do such work at that time. Since the relocation of its operations to Utah Netgateway has also restructured its cable commerce operations. Through July, 2001 Netgateway continued to work with its cable operator partners in support of existing Internet cable malls and to increase the number of merchants hosted on these malls but its activity in this regard was greatly reduced effective January, 2001 as a result of reductions in the size of the sales and marketing team. In July 2001, Netgateway transferred to a third party the opportunity to market these product and service offerings to both its existing cable operator business partners and others. Pursuant to this arrangement Netgateway will continue to provide the underlying technology and hosting and other services.

  In January 2001 Netgateway sold its IMI subsidiary to Capistrano Partners LLC for $1,631,589, including $1,331,589 owed to it by IMI at the time of the sale. Netgateway received a cash payment of $300,000 and a promissory note for the balance of the purchase price. At the time of the transaction, Capistrano Partners LLC was an unrelated third party, but the sole member of Capistrano is now an equity investor in Netgateway.

Industry Background

  The Internet economy has transformed the way that business is conducted. To address this more competitive environment companies are now required to market dynamically, compete globally and communicate with a network of consumers and partners. Introducing a business to the Internet economy can unleash new opportunities for that business that can drive revenue growth, services opportunities, product innovation, and operational efficiencies. Companies must be able to offer and/or deliver their services and products through the Internet to capitalize on its potential.

  In 2001, Nielsen/NetRatings, Inc. estimated that there were as many as 159 million Americans with Internet access and that 63 million Americans were actively on-line. These numbers mean that a large percentage of the United States population (approximately 58 and 23 percent of the total, respectively) has the means to engage in eCommerce over the Internet. According to research by Jupiter Communications, business-to-consumer eCommerce in the United States reached $45 billion in 2000, and is expected to reach $269 billion in 2005. A United States Department of Commerce report released in January 2001 entitled "Leadership for the New Millennium, Delivering on Digital Progress and Prosperity," projects that business-to-consumer eCommerce could swell to between $75 billion and $144 billion in 2003.

  The growth of business-to-consumer eCommerce and the growing acceptance of eCommerce as a mainstream medium for commercial transactions, presents a significant opportunity for companies, including small businesses and entrepreneurs. To take advantage of this opportunity they must extend their marketing and sales efforts to the Internet and often must transform their core business and technologies in order to be able to successfully conduct commerce by means of the Internet. The transformation challenges include systems engineering, technical, commercial, strategic and creative design challenges and developing an understanding of how the Internet transforms relationships between businesses and their internal organizations, customers, and business partners. A company seeking to effect such a transformation often needs outside technical expertise to assist in identifying viable Internet tools, and to develop and implement reasonable strategies all within the company's budget, especially if the company believes that rapid transformation will lead to a competitive advantage.

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  This environment has created a significant and growing demand for third-party
Internet professional services and has resulted in a proliferation of companies (eService companies) offering specialized solutions, such as order processing, transaction reporting, helpdesk, training, consulting, security, Website design and hosting. This specialization has resulted in a fragmented market that often requires a company to combine solutions from different providers that may be based on different, or even contradictory, strategies, models and designs. Netgateway believes that there is a very large, fragmented and under-served market for entrepreneurial companies searching for professional services firms that offer turnkey business-to-consumer eCommerce solutions coupled with training, consulting and continuing education.

  Netgateway believes that few of the existing eServices providers targeting small businesses and entrepreneurs have the range of product and service offerings that focus on the peculiar needs of this market. This market requires a broad range of product and services offerings that are necessary to assist in a coordinated transformation of their business to embrace the opportunities presented by the Internet. Accordingly, Netgateway believes that these organizations are increasingly searching for an services firm such as Netgateway that offers turn-key business-to-consumer eCommerce solutions focused on their eServices requirements, which include training, education, technology, creative design, transaction processing, data warehousing, transaction reporting, help desk support and consulting. Furthermore, Netgateway believes that organizations will increasingly look to Internet solutions providers that leverage industry and client practices, increase predictability of success for Internet solution deployments and decrease implementation risks by providing low-cost, scalable solutions with minimal lead-time.

Netgateway's Business

 Small Business Offerings Through Galaxy Mall

  Netgateway offers a continuum of services and technology to the small business owner and entrepreneur. Its services start with a complimentary 90-minute informational Preview Training Session for those interested in extending their business to the Internet. These Training Sessions have proven to increase awareness of and excitement for the opportunities presented by the Internet. Netgateway typically conducts 20-30 sessions each week across the United States. At these Preview Training Sessions, instructors preview the advantages of establishing a website on the Internet, answer in general terms many of the most common questions new or prospective Internet merchants have (including the identification of the types of products, services, and information that are best marketed and/or sold on the Internet), how to develop an effective marketing and advertising strategy, and how to transform an existing "brick and mortar" company into a successful e-commerce enabled company.

  Approximately two weeks after each Preview Training Session, Netgateway personnel return to conduct an intensive eight hour inexpensive internet training workshop which provides Internet eCommerce and website implementation training to a subset of individuals and companies that attended the preview session. At the Internet training workshop, attendees learn some of the detail, tips, and techniques needed to transform an existing "brick and mortar" company into an eCommerce success. They learn how to open and promote a successful Internet business, including a plain English explanation of computer/Internet/technical requirements and e-commerce tools, specific details and tips on how to promote and drive traffic to a website and techniques to complete more sales from traffic to a website.

  At the conclusion of the workshop, the attending individual or company, typically a small business or individual entrepreneur, is presented an opportunity to purchase a license to use Netgateway's proprietary StoresOnline software and website development platform and an integrated package of services and thereby become a client and a GalaxyMall merchant.

  Galaxy Mall is a virtual Internet online mall with thousands of storefront websites. An independent survey conducted by PC Data Online ranked Galaxy Mall well into the top 2,000 most visited websites. During the same period, Google, a leading Internet search engine, reported that it had indexed over 1.3 billion web pages.

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The traffic to Galaxy Mall is generated not because it is an on-line mall, but because some of the merchants on the mall do the things we teach at our workshops, and make available through the password protected Merchant Services section of the mall.

  The integrated package of services includes:

  . The ability to create up to three different, fully eCommerce enabled websites, with the option to host on Galaxy Mall

  .  Access to a detailed database of Internet marketing information

  .  Helpdesk technical support via on-line chat, email, and telephone

  .  Initial registration to over 300 different search engines

  . Tracking software to monitor site traffic (hits, unique visitors, page views, referring URL, search engine and keywords used, time of visit, etc.)

  .  Internet classified advertisements

  .  Merchant accounts for real-time on-line credit card and check processing

  .  Testing and marketing tools (auto responders)

  The license to the Complete Store Builder (StoresOnline) software and website development platform permits the client to create up to three custom websites. If the client prefers, the client can hire our development team of employees and contractors to design and program the website for an additional charge rather than use the store builder software. The client's website(s) can either be a static, standalone site hosted by a third party, or it can be hosted by Netgateway. If we host it the client will be able to take advantage of the dynamic website updating capabilities of the StoresOnline platform and can be included in the Internet online Galaxy Mall (www.galaxymall.com).

  Following the initial sale to a client, Netgateway seeks to provide additional technology and services to its clients. On the services side, it offers custom programming to create distinctive web page graphics and banners and advanced programming to enhance websites with things such as streaming audio and video media, Macromedia(TM) Flash and Director programming techniques, commitments to deliver page view traffic to the website and a ten week coaching and mentoring program. The coaching and mentoring program involves a series of telephone training sessions with a tutor who provides specific assistance in a variety of areas, including Internet marketing.

  Netgateway is exploring the process of developing an extension to our existing coaching and mentoring service offering to include a "distance learning" service based on streaming media technology in a virtual classroom setting.

  Netgateway will seek to increase sales by more aggressively imposing and collecting hosting fees, selling programming services to update existing client websites and utilizing an outsourced outbound telemarketing program to periodically contact persons who attended Netgateway's Internet training workshops. In particular it will focus on selling Internet training workshop attendees who did not purchase the basic package at the workshop, and on selling additional product and service offerings (both its and third parties') to persons who purchased at the workshop and activated a website. Through this program Netgateway also seeks to increase the website activation rate of customers who purchase at the Internet training workshops but have not yet designed or activated their website and thereby establish a stronger relationship with these persons and offer them additional products and services. Netgateway may also, for a fee, allow third parties to seek to sell to its clients and Preview Training Workshop and Internet training workshop attendees, products and services that are complimentary with its product and service offerings. In some situations this could result in the client purchasing additional products and services and in the client selling additional products and services through their websites.

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  In addition to seeking to grow by increasing the number of preview training sessions and Workshops in the United States, Netgateway is launching an international expansion of its business, initially into selected predominantly English speaking countries in the Asia Pacific region and possibly thereafter to additional countries in Asia and Europe. Netgateway's research indicates that it should experience lower customer acquisition costs in these regions than currently experienced in the United States and that its turnkey product and service offering for small businesses and entrepreneurs may enjoy a first mover advantage in these markets. Netgateway is forming strategic alliances with other companies with experience in these countries to assist in a launch currently underway.

  Seasonality. Revenues during the year for the Galaxy Mall business are subject to seasonal fluctuations. The first and second calendar quarters are generally stronger than the third and fourth calendar quarters. Customers seem less interested in attending workshops during the period between July 15th through Labor day, and again during the holiday season from Thanksgiving Day through the first week of the following January.

 Other Product and Service Offerings

  Netgateway's business-to-business group delivers eCommerce solutions to a limited number of clients. It is no longer actively promoting this line of business and is not spending significant resources to further develop or expand this business or its core technology--the Internet Commerce Center (ICC). However, Netgateway does continue to host and support five customers for whom it maintains custom eCommerce applications. Although these are not a part of Netgateway's main core business, the existing contracts provide for positive cash flow with minimum resource requirements.

  Netgateway's CableCommerce division originally partnered directly with cable operators to combine the power of cable advertising with local eCommerce and created and launched over 30 cable-branded electronic malls with leading cable operators such as AT&T, CableOne, MediaOne and Cox Communications. These e-Malls feature local establishments, allowing visitors to locate convenient services and products, and currently reach more than 1.1 million households in over 10 markets across the nation. Through these cable commerce e-Malls Netgateway sought to sell entry-level ICC services, such as simple Internet storefronts and services based on our StoresOnline platform.

  In July 2001, Netgateway entered into an agreement with a third party who will continue to market and promote the Cable Commerce e-Mall product. Pursuant to this agreement the third party will be responsible for identifying and developing new business relationships and will control pricing and Netgateway will host the eCommerce websites and other product offerings as well as provide maintenance and support for all customers on a percentage of net revenue basis. Through this arrangement, Netgateway continues to offer design, development, hosting and site management of e-Malls and electronic storefronts sold through cable operators and delivered to local merchants and subscribers. It also provides training to the cable system sales personnel, storefront creation and maintenance services, and local and regional classified advertisements, community calendars and coupons to optimize e-Mall content.

  Through IMI, a former subsidiary doing business under the name Impact Media, Netgateway formerly offered state-of-the-art multi-media marketing messages using custom-cut compact discs. IMI also created full-motion CDs for Fortune 1000 companies, designed, manufactured and marketed multimedia brochures, and shaped compact disks and other products and services to facilitate traditional marketing and to bridge the gap between conventional and Internet marketing. Netgateway sold this business in January 2001 to Capistrano Partners LLC.

 Netgateway's Technology

  Netgateway believes that a key component of its success will be a number of new technologies it has developed. These technologies distinguish Netgateway's services and products from those of its competitors and help reduce its operating costs and expenses. The most important of these is the recent version
4.0 of

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Netgateway's StoresOnline eCommerce-enabled website development and hosting platform and its Dynamic Image Server technology.

  The StoresOnline platform is a turnkey eCommerce development platform, which has been continuously improved over the past decade. Version 4.0 of the StoresOnline platform represents the culmination of over ten years of development effort on a platform that has hosted over 15,000 eCommerce-enabled websites and, in the past, has received broad acceptance in the fast growing market of small businesses and in the entrepreneurial community. The StoresOnline platform version 4.0 represents a continued stage of evolution towards an easier to use and more scalable application and includes the following new features.

  . Variations or products, such as sizes, colors, etc. are supported, and websites can be programmed to resolve possible variation conflicts (e.g. we do not currently offer the red shirt in size extra large)

  . Multiple price sets allow a merchant to offer the same product at different prices for different buyers, in a password-protected environment, and allows the use of multiple currencies. Netgateway believes multiple price and currency sets enhance acceptance of this platform in international businesses

  . Ability to deliver a digital product, such as software or an eBook, through a download

  . Import and export capabilities allow the exchange of product data and order data in HTML and XML formats. This reduces programming time and allows for easy transfer of order and other data into other applications such as Intuit(R) QuickBooks(R) or Microsoft(R) Money

  . Page content (such as text, images, links, headers, footers, etc.) can be easily customized and changed and automatically cascaded throughout the website

  . Customizable order and data collection forms enabling Netgateway to address a merchant's specific needs

  . The ability to capture and process in real time customer orders in accordance with predetermined business rules and specific "back office" requirements of each merchant.

  . Preview functionality allowing a merchant to view and test of a website prior to publishing it on the Internet

  A unique technology innovation, which Netgateway believes gives it a competitive advantage, is its DynamicImage Server. The DynamicImage Server allows images to be created dynamically rather than by uploading images or using stock photos or clip art. A user can create images dynamically through the manipulation of multiple image variables (such as background color, text, borders, sizing, dropshadows, etc.) in a simple "point and click" environment. This feature allows the automatic generation of all possible image permutations; such as to allow a customer to view all of the different possible combinations of shirts, tie, sport coats, and slacks before purchase. The DynamicImage Server allows for quick and easy creation of graphical and professional looking storefronts.

 Transaction Processing

  Netgateway offers solutions that capture and transact customer orders according to the business rules and specific "back office" needs of the particular client. Its eCommerce system solution acts as a gateway, so its clients can receive and process orders and payments, provide order confirmation and reporting and organize order fulfillment in conjunction with payment processes. Netgateway can provide support for eCommerce transactions using checks, credit cards, electronic funds transfers, purchase orders and other forms of payment. This capability is currently provided in conjunction with certain third-party vendors, including PaymentNet, AuthorizeNet, and Clear Commerce.


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 Sales and Marketing

  Most of Netgateway's products are Internet-related and, consequently, do not use traditional distribution channels. Netgateway's principal distribution channel is its Internet training workshops channel through which it sells directly to small businesses and entrepreneurs. These workshops are presented several times a week during most weeks of the year in rented hotel conference rooms in various cities throughout the United States. Netgateway's workshop model requires that it make significant expenditures to cover customer acquisition costs prior to realizing any revenue or receiving an indication of interest from these potential clients, and to date it has experienced only limited success in selling additional products and services to its clients after the initial sale. Accordingly, the percentage of the attendees at a workshop who purchase products and services is a critical factor to Netgateway's success.

  Preview sessions are advertised in direct mail and e-mail solicitations targeted to potential customers meeting established demographic criteria. The direct mail and e-mail pieces are sent several weeks prior to the date of the preview session. Mailing lists are obtained from list brokers. Announcements of upcoming preview sessions also appear occasionally in newspaper advertisements in scheduled cities. In addition, preview and workshop sessions are promoted through other third-party training companies.

  Netgateway also uses an outsourced telemarketing program to sell products and services to preview and workshop attendees and to existing clients.

  Netgateway's business-to-business services were originally sold and marketed by means of a combination of direct and indirect sales. Netgateway has eliminated that sales force and an associated marketing and sales support group and are no longer actively promoting this product.

  Netgateway's CableCommerce division originally sold and marketed its services by partnering with the cable operator's sales force through agreements with cable operators. The CableCommerce sales force was terminated and Netgateway is now continuing to develop its relationships with its cable company partners to sell eCommerce-enabled websites and associated services to the cable company's customers, through a third party.

 Research and Development

  Since June 1999, Netgateway has conducted considerable research and development with respect to its technology. During the years ended June 30, 2001, and June 30, 2000, respectively, Netgateway invested, on a consolidated basis, approximately $1,805,000 and $6,463,000 respectively, in the research and development of its technology. Netgateway's specific accomplishments during fiscal year 2001 were completion of version 4.0 of the StoresOnline platform and the DynamicImage Server. In general, Netgateway's research and development efforts have:

  .  emphasized the development of advanced technology and new services

  . focused on the enhancement and refinement of existing services in response to rapidly changing client specifications and industry needs

  . introduced support for evolving communications methodologies and protocols, software methodologies and protocols and computer hardware technologies

  .  improved functionality, flexibility and ease of use

  . enhanced the quality of documentation, training materials and technical support tools

  . begun development of an internal database that will replace the incompatible, standalone systems used in marketing, sales, store building, and customer service, and which will be fully integrated with the accounting systems


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  .  completed a new merchant login system providing enhanced security and management of password access to the Merchant Services section of the mall

  . reconfigured the entire company's computer networks, including hardware and software upgrades, firewall protection, and the creation of a new company data center

Competition

  Netgateway's markets are becoming increasingly competitive. Netgateway's competitors include application service providers, software vendors, systems integrators and information technology consulting service providers who offer some or all of the same products as Netgateway to the small business and entrepreneur markets.

  Most of these competitors do not yet offer a full range of Internet professional services. Many are currently offering some of these services or have announced their intention to do so. These competitors at any time could elect to focus additional resources in Netgateway's target markets, which could materially adversely affect its business, prospects, financial condition and results of operations. Many of Netgateway's current and potential competitors have longer operating histories, larger customer bases, longer relationships with clients and significantly greater financial, technical, marketing and public relations resources than it.

  Additionally, should Netgateway determine to pursue acquisition opportunities, it may compete with other companies with similar growth strategies. Some of these competitors may be larger and have greater financial and other resources than does Netgateway. Competition for these acquisition targets could also result in increased prices of acquisition targets and a diminished pool of companies available for acquisition.

  There are relatively low barriers to entry into Netgateway's business. Netgateway has limited proprietary technology that would preclude or inhibit competitors from entering its markets. In particular, Netgateway anticipates that new entrants will try to develop competing products and services or new forums for conducting eCommerce that could be deemed competitors. Netgateway believes, however, that it presently has a competitive advantage due to its proven marketing strategies for GalaxyMall and its other products. In 1995, certain of Galaxy Mall's principals, who at that time were working with Profit Education Systems, were instrumental in creating an Internet marketing workshop industry. Galaxy Enterprises obtained this Internet marketing workshop expertise when it acquired Profit Education Systems. To Netgateway's knowledge, there were no other businesses engaged in the Internet marketing workshop industry at that time, other than Category 5 Technologies. Due to this experience with such marketing workshops, Netgateway believes it enjoys a strong competitive advantage in this industry.

  Anticipated and expected technology advances associated with the Internet, increasing use of the Internet and new software products are welcome advancements expected to attract more interest in the Internet and broaden its potential as a viable marketplace and industry. Netgateway anticipates that it can compete successfully, by relying on its infrastructure, existing and expanding marketing strategies and techniques, systems and procedures, by adding additional products and services in the future, by periodic revision of such methods of doing business as it deems necessary and by an aggressive move into international markets.

Intellectual Property

  Netgateway's success depends in part upon its proprietary technology and other intellectual property and on its ability to protect our proprietary technology and other intellectual property rights. In addition, Netgateway must conduct its operations without infringing on the proprietary rights of third parties. Netgateway also relies upon unpatented trade secrets and the know-how and expertise of its employees. To protect its proprietary technology and other intellectual property, Netgateway relies primarily on a combination of the protections provided by applicable copyright, trademark and trade secret laws as well as on confidentiality procedures and licensing arrangements.


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

  Although Netgateway believes that it has taken appropriate steps to protect its intellectual property rights, including requiring that employees and third parties who are granted access to its intellectual property enter into confidentiality agreements, these measures may not be sufficient to protect its rights against third parties. Others may independently develop or otherwise acquire unpatented technologies or products similar or superior to Netgateway's.

  Netgateway licenses from third parties certain software and Internet tools that it includes in its services and products. If any of these licenses were to be terminated, Netgateway could be required to seek licenses for similar software and Internet tools from other third parties or develop these tools internally. Netgateway may not be able to obtain such licenses or develop such tools in a timely fashion, on acceptable terms, or at all.

  Companies participating in the software and Internet technology industries are frequently involved in disputes relating to intellectual property. Netgateway may in the future be required to defend its intellectual property rights against infringement, duplication, discovery and misappropriation by third parties or to defend against third-party claims of infringement. Likewise, disputes may arise in the future with respect to ownership of technology developed by employees who were previously employed by other companies. Any such litigation or disputes could result in substantial costs to, and a diversion of effort by, Netgateway. An adverse determination could subject Netgateway to significant liabilities to third parties, require it to seek licenses from, or pay royalties to, third parties, or require it to develop appropriate alternative technology. Some or all of these licenses may not be available to Netgateway on acceptable terms or at all. In addition, Netgateway may be unable to develop alternate technology at an acceptable price, or at all. Any of these events could have a material adverse effect on Netgateway's business, prospects, financial condition and results of operations.

  Netgateway intends to change its corporate name, Netgateway, Inc., to a new name in response to claims made by the holder of a registered trademark that the name, "Netgateway," infringes their trademark.

Employees

  As of June 30, 2001, Netgateway had approximately 121 full-time employees, including 6 executive personnel, approximately 44 in sales and marketing, approximately 4 in the development of its e-Business solutions, approximately 45 in customer support and approximately 22 in general administration and finance. Netgateway also uses some independent contractors who speak at its preview and/or workshop training sessions, and others who provide some programming services.

Governmental Regulation

  Netgateway is not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to, or commerce on, the Internet. However, due to the increasing popularity and use of the Internet, it is possible that various laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing and characteristics and quality of products and services. In 1998, the United States Congress established the Advisory Committee on eCommerce which is charged with investigating and making recommendations to Congress regarding, the taxation of sales by means of the Internet. The adoption of any such laws or regulations upon the recommendation of this Advisory Committee or otherwise may decrease the growth of the Internet, which could in turn decrease the demand for Netgateway's products or services, its cost of doing business or otherwise have an adverse effect on its business, prospects, financial condition or results of operations. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, libel and personal privacy is uncertain. Future federal or state legislation or regulation could have a material adverse effect on Netgateway's business, prospects, financial condition and results of operations.


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

Properties

  In October 2000, Netgateway completed the consolidation of its then existing operations in southern California with those acquired through its merger with Galaxy Enterprises by moving its headquarters from Long Beach, California to Orem, Utah. Restructuring charges were approximately $275,000, which consisted of severance packages, relocation expenses and equipment moving costs.

  Netgateway's principal office is located at 754 East Technology Avenue, Orem, Utah 84097. The property consists of approximately 15,000 square feet leased from two unaffiliated third parties with or a period of three years remaining on the lease with an annual rental of $265,740. Netgateway maintains tenant fire and casualty insurance on its properties located in these buildings in an amount that it deems adequate. Netgateway also rents on a daily basis hotel conference rooms and facilities from time to time in various cities throughout the United States and Canada at which it hosts its preview sessions and Internet training workshops. Netgateway is under no long-term obligations to such hotels.

Legal Proceedings

  Netgateway is not a party to any material legal proceedings.

  From time to time, Galaxy Mall receives inquiries from attorney general offices and other regulators about civil and criminal compliance matters with various state and federal regulations. These inquiries sometimes rise to the level of investigations and litigation. In the past, Netgateway's Galaxy Mall business has received letters of inquiry from and/or has been made aware of investigations by the attorneys general of Hawaii, Illinois, Kentucky, Nebraska, North Carolina, Vermont, Utah and Texas and from a regional office of the Federal Trade Commission and has responded to these inquiries and generally been successful in addressing the concerns of these persons and entities, although there is generally no formal closing of the inquiry or investigation. There can be no assurance that these or other inquiries and investigations will not have a material adverse effect on Galaxy Enterprises' business or operations. Netgateway receives in the ordinary course complaints and inquiries with respect to its business from both customers and governmental and non-governmental bodies on behalf of customers. To date Netgateway has been able to resolve these matters on a mutually satisfactory basis.

  Netgateway owed approximately $437,000 to the IRS and other local authorities for accrued unpaid payroll taxes, including interest and penalties, as of September 30, 2001. Through September 30, 2001, it has paid a total of $60,000 toward back taxes and expects to pay an additional $40,000 each month until the total balance is paid.

  Effective January 10, 2001, Netgateway entered into severance agreements with each of Keith Freadhoff and Donald Corliss, certain of its former officers and directors. In consideration for the following, Messrs. Freadhoff and Corliss agreed to release Netgateway from the provisions of their respective employment agreements: engagement as a consultant and payment of consulting fees, reimbursement of business expenses, continuation of health insurance benefits for six months, the granting of a license to the code base of the ICC, an interest in a server and a grant of options to purchase its common stock proportionate to any options granted to Donald Danks. On August 30, 2001, Mr. Freadhoff and Mr. Corliss issued a demand letter to Netgateway, claiming that the payments stipulated in the severance agreements had not been made and purporting to reassert their rights under their respective employment agreements. Netgateway believes that it has complied with the terms of these agreements. Netgateway is attempting to negotiate a resolution of the matters raised in the demand letter, but there is no assurance that it will be successful in this regard.

  David Bassett-Parkins, Netgateway's former chief financial officer and chief operating officer, and Hahn Ngo, its former executive vice president operations, each delivered notice of intent to terminate their respective employment agreements for "good reason," as that term is defined in his or her employment agreement. Each of them has claimed that, under his or her employment agreement, he or she was entitled to a lump sum

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severance payment as a result of terminating his employment for "good reason."
Netgateway is in negotiations with Mr. Bassett-Parkins and Ms. Ngo regarding their claims and other matters, and it is not possible to determine the outcome of these negotiations at this time. In addition, an action has been commenced against Mr. Bassett-Parkins by Keith Freadhoff, as trustee of Oceangate Trust No. 117, and against Ms. Ngo by Keith Freadhoff, as trustee of Oceangate Trust No. 119, for amounts claimed to be due to those trusts as a results of alleged transfers of Netgateway's stock by those trusts to those persons.

Security Ownership of Certain Beneficial Owners and Management of Netgateway

  The following table sets forth, as of September 30, 2001:

  . each person who is known by Netgateway to be the owner of record or beneficial owner of more than 5% of Netgateway's outstanding common stock;

  . each of Netgateway's directors and named executive officers from its annual report on Form 10-K for the fiscal year ended June 30, 2001, which includes certain of Netgateway's former officers;

  .  all of Netgateway's current directors and executive officers as a group;
     and

  . the number of shares of common stock beneficially owned by each person and group and the percentage of the outstanding shares owned by each person and group.

  With respect to certain of the individuals listed below, Netgateway has relied upon information set forth in statements filed with the Securities and Exchange Commission pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934. Except as otherwise noted below, the address of each of the persons in the table is c/o Netgateway, Inc., 754 East Technology Ave., Orem, Utah 84097.

                                    Number of Warrants and
                                     Option Grants Under      Total     Percent of Class
                           Shares         Netgateway        Beneficial    Beneficially
Name of Beneficial Owner    Owned   Stock Options Plans(1) Ownership(2)      Owned
------------------------  --------- ---------------------- ------------ ----------------
King William LLC........  3,600,000        500,000          4,100,000          9.6
 c/o Southridge Capital
 90 Grove Street, Suite
  206
 Ridgefield, CT 06877
Donald L. Danks.........  2,257,510              0          2,257,510          5.4
Shelly Singhal..........          0        125,000            125,000            *
John J. "Jay" Poelman...  1,524,295        179,733          1,704,028          4.0
Brandon Lewis...........    409,694        160,581            570,275          1.3
David Rosenvall.........     94,716        151,956            246,672            *
David Wise..............    262,718         66,027            328,745            *
Keith D. Freadhoff(3)...    688,949              0            688,949          1.6
 P.O. Box 470932
 Celebration, FL 34747
Roy W. Camblin III(3)...    500,000        200,000            700,000          1.6
 c/o 1900 S. Norfolk
  St., Suite 310,
 San Mateo, California
  94403
Donald Corliss(3).......    400,000              0            400,000            *
 23052-H Alicia Parkway,
  #151
 Mission Viejo, CA 92692
Simon Spencer(3)........      7,000              0              7,000            *
All current directors as
 a group(4).............  3,781,805        304,733          4,086,538          9.7
All current directors
 and executive officers
 as a group(5)..........  4,891,540        797,003          5,688,543         13.3

--------
*  Less than 1 percent.

(1) Reflects warrants or options that will be exercisable or vested, as the case may be, as of September 30, 2001 or within 60 days thereafter.
(2) Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or become exercisable within 60 days following September 30, 2001 are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite such stockholder's name.
(3) Messrs. Freadhoff, Camblin, Corliss and Spencer are all former officers of Netgateway.
(4) Netgateway's current directors consist of Donald L. Danks, John J. "Jay" Poelman and Shelly Singhal.
(5) Netgateway's current directors and executive officers consist of Donald Danks, Shelly Singhall, John J. Poelman, Frank C. Heyman, Brandon Lewis, David Rosenvall and David Wise.

Changes in and Disagreements With Netgateway Accountants on Accounting and Financial Disclosure

  On April 4, 2001, Netgateway engaged Richard A. Eisner & Company, LLP as its independent auditor concurrent with its termination of Grant Thornton, LLP. Netgateway's board of directors approved the engagement of Richard A. Eisner & Company, LLP as its independent auditors with respect to its fiscal year ending June 30, 2001. Grant Thornton was retained on an interim basis to replace KPMG LLP, which had served as Netgateway's independent auditor between June, 1998 and January 12, 2001.

  KPMG LLP's independent auditor's report on Netgateway's consolidated financial statements for the years ended June 30, 2000 and 1999 contained a separate paragraph stating that it had substantial doubt as to Netgateway's ability to continue as a going concern. Netgateway's financial statements do not include any adjustments that might result from the outcome of this uncertainty. Except as noted above, KPMG LLP's reports on Netgateway's consolidated financial statements for the fiscal years ended June 30, 2000 and 1999 contained no adverse opinions or disclaimer of opinions, and were not qualified as to audit scope, accounting principles, or uncertainties.

  Netgateway notified KPMG LLP that during the two most recent fiscal years and the interim period from July 1, 2000 through January 12, 2001, it was unaware of any disputes between it and KPMG LLP as to matters of accounting principles or practices, financial statement disclosure, or audit scope of procedure, which disagreements, if not resolved to the satisfaction of KPMG LLP would have caused them to make a reference to the subject matter of the disagreements in connection with their reports.

  Netgateway engaged Grant Thorton LLP on January 22, 2001 to review its interim report on Form 10-Q for the three-month period ended March 31, 2001. On April 4, 2001, Netgateway terminated their engagement.

  During the year ended June 30, 2000 and through April 4, 2001, Netgateway had not consulted with Richard A. Eisner & Company, LLP regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on its financial statements, and neither a written report was provided to Netgateway nor oral advice was provided that Richard A. Eisner & Company, LLP concluded was an important factor considered by Netgateway in reaching a decision as to the accounting, auditing or financial reporting issue, or any matter that was either the subject of a disagreement.

Quantitative and Qualitative Disclosure about Market Risk

  Netgateway does not believe it has material market risk exposure. It does not invest in market risk sensitive instruments for trading purposes. It's excess cash is placed in short-term interest-bearing accounts or instruments that are based on money market rates.

Certain Relationships and Related Transactions

 Electronic Commerce International

  Netgateway utilizes the services of Electronic Commerce International, Inc. which provides merchant accounts and leasing services to small businesses. ECI processes the financing of Netgateway's merchants' storefront leases and also wholesales software to us for on-line, realtime processing of credit card transactions. John J. Poelman is the sole stockholder of ECI. ECI's ability to provide these services to Netgateway is dependent on a personal guarantee Mr. Poelman has given to the performance by certain of Netgateway's customers of their obligations under their merchant accounts. During the fiscal year ended June 30, 2001, Netgateway's purchases of software from ECI totaled $975,257, and Netgateway processed $3,386,231 in leasing transactions for customers through ECI. As of June 30, 2001, Netgateway had a receivable from ECI for leases in process of $90,109. In addition, Netgateway had $516,858 recorded in accounts payable relating to the amount owed to ECI for the purchase of the merchant account software. On August 1, 2001, Netgateway entered into an agreement with ECI to settle ECI's trade claims against Netgateway by issuing to ECI a total of 831,915 shares of Netgateway's common stock at a price of $0.30 per share and by assigning to ECI certain of Netgateway's rights to trade installment account reserves.

 Electronic Marketing Services LLC

  On September 4, 2001, Netgateway entered into an agreement on standard industry terms with Electronic Marketing Services LLC for EMS to provide customer sales and support service to Netgateway's Galaxy Mall customers. The owner of EMS is Ryan Poelman, a son of Jay Poelman. During the fiscal year ended June 30, 2001 and the three-month period ended September 30, 2001, Netgateway made payments to EMS of $78,435 and $103,577, respectively.

 SBI E-2 Capital

  Shelly Singhal is a Managing Director and Executive Vice President of SBI E-2 Capital. Category 5 Technologies has engaged SBI E-2 Capital to provide significant financial services to it during the period prior to the merger. In addition, Netgateway became obligated to pay SBI E-2 Capital a fee of $150,000 upon delivery of its fairness opinion with respect to the merger and at the time the merger agreement was executed Netgateway issued 2,333,333 shares of Netgateway common stock to SBI E-2 Capital for its services as Netgateway's financial advisor in connection with the merger, and it directed that 315,000 of these shares be issued to Mr. Singhal. SBI E-2 Capital holds warrants to purchase a total of 125,000 shares of Netgateway common stock and Mr. Singhal holds warrants to purchase 456,250 shares of Netgateway common stock.

            DESCRIPTION OF CAPITAL STOCK OF CATEGORY 5 TECHNOLOGIES

General

  The authorized capital stock of Category 5 Technologies consists of 125,000,000 shares of common stock, $.001 par value per share, and 25,000,000 shares of preferred stock, $.001 par value per share. As of October 31, 2001, there were 12,200,000 issued shares of common stock and Category 5 Technologies had no preferred stock issued or outstanding. The following summary of the terms of Category 5 Technologies' capital stock does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of Nevada law and Category 5 Technologies' certificate of incorporation, as amended.

The Common Stock

  The holders of shares of Category 5 Technologies common stock, subject to the preferential rights of the holders of any shares of preferred stock of Category 5 Technologies, are entitled to dividends when and as declared by the Category 5 Technologies board of directors. The holders of the Category 5 Technologies common stock have one vote per share on all matters submitted to a vote of the stockholders, and the right to share pro rata in the net assets of Category 5 Technologies in liquidation after payment of any amounts due to creditors and in respect of any preferred stock of Category 5 Technologies. Holders of shares of Category 5 Technologies common stock are not entitled as a matter of right to any preemptive or subscription rights and are not entitled to cumulative voting for directors. All outstanding shares of Category 5 Technologies common stock are, and the shares of Category 5 Technologies common stock issued upon any conversion or exchange of any debt securities or preferred stock providing for such conversion or exchange will be, fully paid and nonassessable.

  The bylaws of Category 5 Technologies provide that the annual meeting of stockholders shall be held on the third Wednesday in October each year or on such other date as may be fixed by the Category 5 Technologies board of directors and as stated in a written notice, which must be mailed or delivered to each stockholder at least 10 days prior to any stockholder meeting.

  Category 5 Technologies is authorized to issue additional shares of common stock without further stockholder approval, except as may be required by applicable law or stock exchange regulations.

  The transfer agent and registrar for Category 5 Technologies' common stock is Interwest Transfer Company, Inc., 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117.

The Preferred Stock

  Under its certificate of incorporation, Category 5 Technologies is authorized to issue up to 25,000,000 shares of preferred stock, in one or more series, with such designations and such relative voting, dividend, liquidation, conversion and other rights, preferences and limitations as are stated in the certificate of incorporation, or any certificate of designation establishing such series adopted by the Category 5 Technologies board of directors. The 25,000,000 authorized but unissued shares of preferred stock may be issued pursuant to resolution of the Category 5 Technologies board of directors without the vote of the holders of any capital stock of Category 5 Technologies.

                                 LEGAL MATTERS

  The validity of the shares of Category 5 Technologies common stock to be issued in the merger and certain United States federal income tax consequences of the merger will be passed upon by Snell & Wilmer L.L.P., Salt Lake City, Utah.

  Certain United States federal income tax consequences of the merger will be passed upon by Snell & Wilmer L.L.P., Phoenix, Arizona.

                              INDEPENDENT AUDITORS

  The financial statements and schedule of Category 5 Technologies appearing in this proxy statement/prospectus have been audited by Tanner + Co., independent auditors, whose report thereon appears herein. The audited financial statements for the year ended June 30, 2001 of Netgateway appearing herein have been audited by Richard A. Eisner & Company, LLP independent auditors, whose report thereon appears herein. The financial statements of Category 5 Technologies are included in this proxy statement/prospectus in reliance on the report of Tanner + Co. given on the authority of such firm as experts in accounting and auditing. The financial statements of Netgateway for the year ended June 30, 2001 are included in this proxy statement/prospectus in reliance on the report of Richard A. Eisner & Company, LLP given on the authority of such firm as experts in accounting and auditing.

  The financial statements and schedules of Netgateway, Inc. as of June 30, 2000, and for each of the years in the two-year period ended June 30, 2000, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

  The report of KPMG LLP covering the June 30, 2000, financial statements contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about the entity's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

  All notices of proposals by stockholders, whether or not included in Netgateway's proxy materials, should be sent to Netgateway, Inc., 754 East Technology Avenue, Orem, Utah 84097, Attention: Secretary.

                             STOCKHOLDER PROPOSALS

  Netgateway will hold a 2002 annual meeting only if the acquisition of Netgateway by Category 5 Technologies is not complete before the time of such meeting.

  If you wish to submit proposals to be included in Netgateway's year 2002 proxy statement, the Secretary of Netgateway must receive them on or before February 28, 2002. Please address your proposals to the Secretary, Netgateway, Inc., 754 East Technology Avenue, Orem, Utah 84097.

  If you wish to raise a matter before the stockholders at the Netgateway year 2002 annual meeting, you must notify the Secretary in writing by not later than May 16, 2002. A stockholder proposal submitted outside of the process provided in Rule 14a-8 of the Exchange Act shall be considered untimely if submitted after May 16, 2002. Please note that this requirement relates only to matters you wish to bring before your fellow stockholders at the annual meeting. It is separate from the SEC's requirements to have your proposal included in the proxy statement.

  Receipt by Netgateway of any such proposal from a qualified stockholder in a timely manner will not guarantee its inclusion in Netgateway's proxy materials or its presentation at the 2002 annual meeting because there are other requirements in the proxy rules.

  Any Netgateway stockholder wishing to submit a proposal to be included in the Netgateway year 2002 proxy statement, or wishing to submit a proposal or business outside the process of Rule 14a-8 of the Exchange Act, must also comply with the Netgateway Certificate of Incorporation and Bylaws.

                      WHERE YOU CAN FIND MORE INFORMATION

  Both Category 5 Technologies and Netgateway are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document filed by either Category 5 Technologies or Netgateway with the SEC, including the registration statement of which this Proxy Statement/Prospectus is a part, at the SEC's Public Reference Room, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the reports, proxy statements or other information filed by Category 5 Technologies and Netgateway with the SEC may be obtained from the SEC at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains a web site that contains reports, proxy statements and other information regarding registrants, such as Category 5 Technologies and Netgateway, that file electronically with the SEC. The address of this web site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                         CATEGORY 5 TECHNOLOGIES, INC.

Independent Auditors' Report dated August 6, 2001.........................   F-1
Consolidated Combined Balance Sheet as of June 30, 2001 and December 31,
 2000.....................................................................   F-2
Consolidated Combined Statement of Income for the six months ended June
 30, 2001 and for the years ended December 31, 2000 and 1999..............   F-3
Consolidated Combined Statement of Equity for the six months ended June
 30, 2001 and for the years ended December 31, 2000 and 1999..............   F-4
Consolidated Combined Statement of Cash Flows for the six months ended
 June 30, 2001 and 2000 and for the years ended December 31, 2000 and
 1999.....................................................................   F-5
Notes to Consolidated Combined Financial Statements for the six months
 ended June 30, 2001 and for the year ended December 31, 2000.............   F-6

                       NETGATEWAY, INC. AND SUBSIDIARIES

Independent Auditor's Report dated August 3, 2001 and September 30, 2001..  F-16
Independent Auditor's Report dated August 21, 2000 and January 11, 2001...  F-17
Consolidated Balance Sheets as of June 30, 2001 and 2000..................  F-18
Consolidated Statement of Operations for the years ended June 30, 2001,
 2000 and 1999............................................................  F-19
Consolidated Statement of Cash Flows for the years ended June 30, 2001,
 2000 and 1999............................................................  F-20
Consolidated Statement of Capital Deficit for the years ended June 30,
 2001, 2000 and 1999......................................................  F-22
Notes to Consolidated Financial Statements................................  F-24

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Category 5 Technologies, Inc.

  We have audited the consolidated combined balance sheet of Category 5 Technologies, Inc. and Subsidiaries as of June 30, 2001 and December 31, 2000 and the related consolidated combined statements of income, equity, and cash flows for the six months ended June 30, 2001 and for the years ended December 31, 2000 and 1999. These consolidated combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated combined financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated combined financial statements referred to above present fairly, in all material respects, the consolidated combined financial position of Category 5 Technologies, Inc. as of June 30, 2001 and December 31, 2000, and the results of their operations and their cash flows for the six months ended June 30, 2001 and for the years ended December 31, 2000 and 1999, in conformity with accounting principles generally accepted in the United States of America.


                                          /s/ Tanner + Co.
Salt Lake City, Utah
August 6, 2001

                 CATEGORY 5 TECHNOLOGIES, INC. AND SUBSIDIARIES

                      Consolidated Combined Balance Sheet

                                                         June 30,  December 31,
                                                           2001        2000
                                                        ---------- ------------
                        ASSETS
Current assets:
  Cash and cash equivalents............................ $  215,866  $   61,750
  Receivables, net:
    Contract...........................................  1,270,752         --
    Trade..............................................    207,270     667,439
    Retainages.........................................    186,439     423,116
    Employees..........................................      4,500      13,900
  Prepaid commissions..................................    227,539     177,596
  Deferred tax asset...................................    296,000         --
                                                        ----------  ----------
      Total current assets.............................  2,408,366   1,343,801
Property and equipment, net............................    170,561     171,782
Contract receivables--long-term, net...................  2,542,503         --
Retainage receivables--long-term, net..................    567,461     118,971
Deposits...............................................     24,118      24,118
Deferred tax asset.....................................    534,000         --
                                                        ----------  ----------
                                                        $6,247,009  $1,658,672
                                                        ==========  ==========
                LIABILITIES AND EQUITY
Current liabilities:
  Accounts payable..................................... $   60,223  $   98,634
  Accrued expenses.....................................    234,716      80,792
  Income taxes payable.................................    690,000         --
  Loan from shareholder................................     12,200      70,000
                                                        ----------  ----------
Total current liabilities..............................    997,139     249,426
                                                        ----------  ----------
Equity:
  Common stock, $0.001 par value, 50,000,000 shares
   authorized, 11,500,000 and 9,000,000 shares issued
   and outstanding, respectively.......................     11,500       9,000
  Additional paid-in capital...........................     35,300      37,800
  Retained earnings and members' equity................  5,203,070   1,362,446
                                                        ----------  ----------
      Total equity.....................................  5,249,870   1,409,246
                                                        ----------  ----------
                                                        $6,247,009  $1,658,672
                                                        ==========  ==========

     See accompanying notes to consolidated combined financial statements.

                 CATEGORY 5 TECHNOLOGIES, INC. AND SUBSIDIARIES

                   Consolidated Combined Statement of Income

                                                       Years Ended December
                                         Six Months            31,
                                            Ended     -----------------------
                                        June 30, 2001    2000         1999
                                        ------------- -----------  ----------
Revenues...............................  $10,595,967  $20,070,443  $9,900,507
Cost of revenues.......................    3,390,342   11,816,333   5,882,519
                                         -----------  -----------  ----------
    Gross profit.......................    7,205,625    8,254,110   4,017,988
Selling, general and administrative
 expenses..............................    3,019,416    6,567,346   2,867,899
                                         -----------  -----------  ----------
    Income from operations.............    4,186,209    1,686,764   1,150,089
                                         -----------  -----------  ----------
Other income:
  Interest income (expense)............       (1,237)      11,023       4,308
  Other................................          --         3,208         --
                                         -----------  -----------  ----------
                                              (1,237)      14,231       4,308
                                         -----------  -----------  ----------
    Net income before income taxes.....    4,184,972    1,700,995   1,154,397
(Provision) benefit for income taxes:
  Current..............................     (690,000)         --          --
  Deferred.............................      830,000          --          --
                                         -----------  -----------  ----------
                                             140,000          --          --
                                         -----------  -----------  ----------
    Net income.........................  $ 4,324,972  $ 1,700,995  $1,154,397
                                         ===========  ===========  ==========
Weighted average shares, basic.........    9,430,556    9,000,000   9,000,000
                                         ===========  ===========  ==========
Weighted average shares, diluted.......   10,384,103    9,000,000   9,000,000
                                         ===========  ===========  ==========
Earnings per share, basic..............  $      0.46  $      0.19  $     0.13
                                         ===========  ===========  ==========
Earnings per share, diluted............  $      0.42  $      0.19  $     0.13
                                         ===========  ===========  ==========
Pro forma earnings per share:
  Earnings as reported.................  $ 4,324,972  $ 1,700,995  $1,154,397
  Pro forma income taxes...............   (1,710,000)    (638,000)   (433,000)
                                         -----------  -----------  ----------
  Pro forma earnings...................  $ 2,614,972  $ 1,062,995  $  721,397
                                         ===========  ===========  ==========
Pro forma basic earnings per share.....  $      0.28  $      0.12  $     0.08
                                         ===========  ===========  ==========
Pro forma diluted earnings per share...  $      0.25  $      0.12  $     0.08
                                         ===========  ===========  ==========

     See accompanying notes to consolidated combined financial statements.

                 CATEGORY 5 TECHNOLOGIES, INC. AND SUBSIDIARIES

                   Consolidated Combined Statement of Equity
                       Six Months Ended June 30, 2001 and
                     Years Ended December 31, 2000 and 1999

                             Common Stock    Additional  Retained
                          ------------------  Paid-In    Earnings
                            Shares   Amount   Capital   (Deficit)     Total
                          ---------- ------- ---------- ----------  ----------
Balance, January 1,
 1999...................         --  $    --  $42,300   $  (43,012) $     (712)
Contributions...........         --      --     4,500          --        4,500
Restatement for
 recapitalization.......   9,000,000   9,000   (9,000)         --          --
Dividends...............         --      --       --      (627,929)   (627,929)
Net income..............         --      --       --     1,154,397   1,154,397
                          ---------- -------  -------   ----------  ----------
Balance, December 31,
 1999...................   9,000,000   9,000   37,800      483,456     530,256
Dividends...............         --      --       --      (822,005)   (822,005)
Net income..............         --      --       --     1,700,995   1,700,995
                          ---------- -------  -------   ----------  ----------
Balance, December 31,
 2000...................   9,000,000   9,000   37,800    1,362,446   1,409,246
Acquisition of Network
 Investor
 Communications, Inc....   2,500,000   2,500   (2,500)         --          --
Dividends...............         --      --       --      (484,348)   (484,348)
Net income..............         --      --       --     4,324,972   4,324,972
                          ---------- -------  -------   ----------  ----------
Balance, June 30, 2001..  11,500,000 $11,500  $35,300   $5,203,070  $5,249,870
                          ========== =======  =======   ==========  ==========



     See accompanying notes to consolidated combined financial statements.

                 CATEGORY 5 TECHNOLOGIES, INC. AND SUBSIDIARIES

                 Consolidated Combined Statement of Cash Flows

                               Six Months Ended June    Years Ended December
                                        30,                      31,
                              ------------------------  ----------------------
                                 2001         2000         2000        1999
                              -----------  -----------  ----------  ----------
                                           (unaudited)
Cash flows from operating
 activities:
  Net income................  $ 4,324,972  $1,151,222   $1,700,995  $1,154,397
  Adjustments to reconcile
   net income to net cash
   provided by operating
   activities:
    Allowance for doubtful
     accounts...............    2,018,604         --           --          --
    Depreciation and
     amortization...........       34,438      31,943       63,887      34,913
    Deferred tax assets.....     (830,000)        --           --          --
    Decrease (increase) in:
      Contract receivables..   (5,867,255)        --           --          --
      Trade receivables.....      486,169    (179,701)    (251,738)   (415,701)
      Retainages
       receivable...........     (202,417)    (65,095)    (542,087)        --
      Employee receivables..        9,400      (5,000)     (13,900)        --
      Prepaid commissions...      (49,943)   (200,000)    (177,596)        --
      Deposits..............          --       (4,034)      (4,034)    (20,084)
    (Decrease) increase in:
      Accounts payable......      (38,411)    (94,743)      70,197      17,577
      Commissions payable...          --          --       (79,873)     79,873
      Income taxes payable..      690,000         --           --          --
      Accrued expenses......      153,924     118,471      (13,046)     93,838
                              -----------  ----------   ----------  ----------
      Net cash provided by
       operating
       activities...........      729,481     753,063      752,805     944,813
                              -----------  ----------   ----------  ----------
Cash flows from investing
 activities--purchases of
 property and equipment.....      (33,217)   (129,028)    (133,825)   (132,625)
                              -----------  ----------   ----------  ----------
Cash flows from financing
 activities:
  Proceeds from (payments
   on) shareholder loan.....      (57,800)        --        70,000         --
  Contributions received....          --          --           --        4,500
  Dividends paid............     (484,348)   (726,190)    (822,005)   (627,929)
                              -----------  ----------   ----------  ----------
      Net cash used in
       financing
       activities...........     (542,148)   (726,190)    (752,005)   (623,429)
                              -----------  ----------   ----------  ----------
Net increase (decrease) in
 cash and cash equivalents..      154,116    (102,155)    (133,025)    188,759
Cash and cash equivalents,
 beginning of period........       61,750     194,775      194,775       6,016
                              -----------  ----------   ----------  ----------
Cash and cash equivalents,
 end of period..............  $   215,866  $   92,620   $   61,750  $  194,775
                              ===========  ==========   ==========  ==========

     See accompanying notes to consolidated combined financial statements.

                 CATEGORY 5 TECHNOLOGIES, INC. AND SUBSIDIARIES

              NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS

                      June 30, 2001 and December 31, 2000

1. Summary of Significant Accounting Policies

 Organization and Principles of Consolidation Combination

  In 1998 Executive Credit Services, L.C. (ECS) was organized as a limited liability company pursuant to the Limited Liability Act within the State of Utah. Effective May 17, 2000, the members of ECS formed ePenzio, Inc. (ePenzio) pursuant to subchapter S of the Internal Revenue Code and transferred all assets and liabilities from ECS to ePenzio. Ownership percentages were unchanged and the income tax basis in ECS's assets and liabilities carried over to ePenzio.

  Effective December 7, 2000 and March 23, 2001 ePenzio formed two wholly-owned subsidiaries of ePenzio, respectively. The consolidated combined financial statements reflect the operations of the subsidiaries since their formation.

  On May 29, 2001, Network Investor Communications, Inc. (NWIC) issued 9,000,000 shares of common stock in exchange for all the issued and outstanding shares of ePenzio. Effective July 23, 2001 NWIC changed its name to Category 5 Technologies, Inc. For accounting purposes the business combination is treated as a reverse merger or a recapitalization of ePenzio, with ePenzio being treated as the accounting acquirer.

  The financial statements presented herein reflect the operations of ECS from January 1, 1999 to May 17, 2000, the operations of ePenzio from May 17, 2000 to June 30, 2001 and the operations of CFVT from May 29, 2001 to June 30, 2001. The operations of CFVT prior to May 29, 2001 (date of reverse merger) have not been included in these financial statements due to the immaterial nature of the operations. All intercompany transactions and balances have been eliminated in consolidation.

 Business Activity

  The Company's primary business activity involves the marketing of electronic card processing systems and other related products and services throughout the United States. Marketing efforts are assisted through the use of third parties such as seminar companies, internet service providers, and web hostings which provide customer leads. Customers who purchase these products and services either pay cash or enter into financing contracts with the Company. These contracts regularly are sold to financing companies in the ordinary course of business.

  In 2001, the Company, as an alternative to using outside financing companies, began servicing and collecting financing contracts. As of June 30, 2001, approximately 6 percent of all contracts were being serviced by the Company.

 Cash and Cash Equivalents

  The Company considers all short-term instruments with an original maturity of three months or less to be cash equivalents.

 Concentration of Credit Risk

  The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

                 CATEGORY 5 TECHNOLOGIES, INC. AND SUBSIDIARIES

  Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of contract, trade and retainage receivables. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which when realized have been within the range of management's expectations.

  The Company transacts a substantial amount of its business with a few financing companies. During the year ended December 31, 2000, approximately 88 percent of the Company's financing contracts were sold to one particular financing company. During the six months ended June 30, 2001, the Company entered into receivables purchase agreements with three other financing companies that comprise approximately 70 percent of total financing contract sales.

  The Company obtains a substantial amount of referrals for revenue from one seminar company. During the six months ended June 30, 2001, approximately 88 percent of the Company's revenues were obtained through referrals from the seminar company.

 Depreciation and Amortization

  Depreciation and amortization of property and equipment is computed using the straight line and accelerated methods based on the following estimated useful lives:

                                                                           Years
                                                                           -----
   Furniture and fixtures.................................................    7
   Software...............................................................    3
   Machinery and equipment................................................  5-7
   Leasehold improvements.................................................    7

 Revenue Recognition

  Revenues from the sales of electronic card processing systems are recognized when the service is complete and when either (1) the cash is received from the customer, (2) the Company has received notice that the financing company, which assumes the risk of the financing contract, has approved the purchase of the contract, or (3) for contracts serviced by the Company, when services are provided, net of an estimate of uncollectible accounts.

  Revenues from commissions received from third party service providers are recognized when earned.

 Income Taxes

  ECS was organized as a limited liability company. ePenzio, with the consent of its shareholders, elected under the Internal Revenue Code to be an S corporation. Therefore, the members and shareholders of ECS and ePenzio were taxed on their proportionate share of the Company's taxable income through May 29, 2001. Therefore, no provision or liability for federal income taxes has been included in the historical financial statements as of December 31, 2000 and 1999. However, pro forma results have been presented assuming the companies were C-corporations since January 1, 1999.

  The subsidiaries of ePenzio were formed as C corporations and have incurred losses since inception. Due to the merger on May 29, 2001, with CFVT, ePenzio converted to a C corporation and from May 29, 2001 to June 30, 2001 ePenzio and its subsidiaries experienced a net loss. Therefore a net benefit for federal income taxes has been included in these financial statements as of June 30, 2001.

                 CATEGORY 5 TECHNOLOGIES, INC. AND SUBSIDIARIES

 Earnings Per Share

  Earnings per share are calculated on the weighted average number of shares issued and outstanding. The proforma earnings per share calculation reflects an estimate for taxes as if the Companies were C-Corporations since January 1, 1999. Diluted earnings per share are computed using the weighted average number of shares determined for the basic computations plus the number of shares of Common Stock that would be issued assuming all contingently issuable shares having a dilutive effect on earnings per share that were outstanding for the year.

  The shares used in the computation of the Company's basic and diluted earnings per common share are reconciled as follows:

                                                               December 31,
                                                  June 30,  -------------------
                                                    2001      2000      1999
                                                 ---------- --------- ---------
   Weighted average common shares outstanding..   9,430,556 9,000,000 9,000,000
   Dilutive effect of options and warrants.....     953,547       --        --
                                                 ---------- --------- ---------
   Weighted average shares outstanding,
    assuming dilution..........................  10,384,103 9,000,000 9,000,000
                                                 ========== ========= =========

 Reclassifications

  Certain reclassifications have been made to the December 31, 1999 financial statements to conform to the June 30, 2001 and December 31, 2000 financial statement presentation.

 Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions principally related to potential collections of receivables that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

 Fair Value of Financial Instruments

  The Company's financial instruments consist of cash, receivables, payables, and loan from shareholder. The carrying amount of cash and payables approximates fair value due to the short-term nature of these items. The loan from shareholder also approximates fair value based on evaluations of market interest rates and the short-term nature of the payable.

  In the normal course of business the Company sells its receivables to financing companies. The receivables are recorded at the net realizable amount at the time the financing company approves the purchase.

                 CATEGORY 5 TECHNOLOGIES, INC. AND SUBSIDIARIES

2. Receivables

 Contract Receivables

  During 2001, the Company began servicing some of its own receivables rather than selling all receivables to a third party financing company. Contract receivables consist of receivables from customers on contracts that the Company is servicing or has engaged a third party to service. Contract receivables consist of the following:

                                                        June 30,    December 31,
                                                          2001          2000
                                                       -----------  ------------
Contract receivables--current......................... $ 1,955,752      $--
Allowance for doubtful accounts.......................    (685,000)      --
                                                       -----------      ----
                                                       $ 1,270,752      $--
                                                       ===========      ====
Contract receivables--long-term....................... $ 3,911,503      $--
Allowance for doubtful accounts.......................  (1,369,000)      --
                                                       -----------      ----
                                                       $ 2,542,503      $--
                                                       ===========      ====

 Trade Receivable

  Trade receivables consist of financing contracts that were approved by the financing company and the bank, but not funded at the end of the period. Trade accounts receivable consist of the following:

                                                           June 30, December 31,
                                                             2001       2000
                                                           -------- ------------
   Trade accounts receivable.............................. $207,270   $693,439
   Allowance for doubtful accounts........................      --     (26,000)
                                                           --------   --------
                                                           $207,270   $667,439
                                                           ========   ========

 Retainage Receivables

  During 2000, the financing companies that fund the majority of the Company's financing contracts began retaining portions of the funded amounts as reserves in the event of default. These reserves are to be released to the Company as merchants make monthly payments. The amounts to be released are determined periodically by the companies in accordance with the terms of the receivables purchase agreements. Retainage receivables consist of the following at:

                                                          June 30,  December 31,
                                                            2001        2000
                                                          --------  ------------
   Retainage receivables--current........................ $261,043    $435,116
   Allowance for doubtful accounts.......................  (74,604)    (12,000)
                                                          --------    --------
                                                          $186,439    $423,116
                                                          ========    ========
   Retainage receivables--long-term...................... $567,461    $190,971
   Allowance for doubtful accounts.......................      --      (72,000)
                                                          --------    --------
                                                          $567,461    $118,971
                                                          ========    ========

                 CATEGORY 5 TECHNOLOGIES, INC. AND SUBSIDIARIES

3. Property and Equipment

  Property and equipment are stated at cost and are summarized by major classifications as follows:

                                                         June 30,   December 31,
                                                           2001         2000
                                                         ---------  ------------
   Machinery and equipment.............................. $ 174,801    $145,287
   Furniture and fixtures...............................    64,309      63,635
   Software.............................................    46,213      43,186
   Leasehold improvements...............................    19,507      19,507
                                                         ---------    --------
                                                           304,830     271,615
                                                         ---------    --------
   Less accumulated depreciation and amortization.......  (134,269)    (99,833)
                                                         ---------    --------
                                                         $ 170,561    $171,782
                                                         =========    ========

  Depreciation and amortization expense for the periods ended June 30, 2001, December 31, 2000 and 1999 was $34,438, $63,887 and $34,913, respectively.

4. Loan from Shareholder

  During 2000, one of the Company's shareholders made a $70,000 advance to the Company at 9% interest, payable on demand. The advance was repaid on January 17, 2001. During May 2001, two of the Company's shareholders advanced $12,200 to the Company at 8% interest, payable on demand.

5. Income Taxes

  The Company provides for deferred income taxes on temporary differences which represent tax effects of transactions reported for tax purposes in periods different than for book purposes.

  The provision for income taxes results in an effective tax rate which differs from federal income tax rates as follows:

                                                            December 31,
                                             June 30,    --------------------
                                               2001        2000       1999
                                            -----------  ---------  ---------
   Expected tax expense at federal
    statutory rate......................... $(1,423,000) $(578,000) $(392,000)
   State income taxes, net of federal
    income tax benefit.....................     (92,000)   (60,000)   (41,000)
   Income attributable to period before
    conversion to C corporation............   1,655,000    638,000    433,000
                                            -----------  ---------  ---------
   Income tax benefit...................... $   140,000  $     --   $     --
                                            ===========  =========  =========

  The deferred income taxes consist of the following:

                                                           June 30, December 31,
                                                             2001       2000
                                                           -------- ------------
   Allowance for doubtful accounts
     Current.............................................. $296,000     $--
     Long-term............................................  534,000      --
                                                           --------     ----
       Total.............................................. $830,000     $--
                                                           ========     ====

                 CATEGORY 5 TECHNOLOGIES, INC. AND SUBSIDIARIES

6. Supplemental Disclosure of Cash Flow Information

  Interest paid during the periods ended June 30, 2001, December 31, 2000 and 1999 was $1,674, $113 and $1,058, respectively.

7. Commitments and Contingencies

 Operating Leases

  The Company leases office space from an unrelated party under a non-cancellable sublease agreement. The lease is thirty-six months commencing on October 1, 1999 and terminating on September 30, 2001, and requires monthly lease payments ranging from $9,017 to $19,600 over the lease term.

  Future minimum lease payments for the office space subsequent to June 30, 2001 are as follows:

   Year                                                                  Amount
   ----                                                                  -------
   2002................................................................. $83,093
   2003.................................................................   5,881
   2004.................................................................   3,339
                                                                         -------
   Total................................................................ $92,313
                                                                         =======

  Rent expense for the periods ended June 30, 2001, December 31, 2000 and 1999 was $115,024, $173,740 and $55,077, respectively.

  The Company subleased a portion of its office space to an unrelated party during 2000 on a month-to-month basis. Sublease income for the year ended December 31, 2000 was $11,782. Sublease income for the six months ended June 30, 2001 was $0.

 Claims

  The Company is aware of lawsuits related to its services. The amount, if any, to be paid by the Company in connection with this litigation is currently not estimable and the likelihood of an unfavorable outcome is not currently determinable. Management believes these claims are without merit and will not have a material adverse effect on the Company's financial position.

8. Employee Benefit Plan

  The Company offers an employee benefit plan under Section 401(k) of the Internal Revenue Code. All full-time employees who have attained the age of 21 and have completed twelve months and 1,000 hours of service with the Company are eligible to participate. The Company matches a percentage of the employee's contributions, which is determined each year at the discretion of management. In addition, the Company may contribute an annual amount at the discretion of management. Vesting in these contributions is over a period of one to four years. The expense related to the plan for the periods ended June 30, 2001, December 31, 2000 and 1999 was $0, $15,000 and $59,843, respectively.

9. Derivatives

  The Company's sales of receivables to financing companies include limited recourse provisions, which are deemed non-hedging derivatives pursuant to the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging. The purpose of the limited recourse provisions are normal in the course of business

                 CATEGORY 5 TECHNOLOGIES, INC. AND SUBSIDIARIES and sale of receivables, and are meant to facilitate the sale of receivables to financing companies. The fair value of the recourse liability has been determined using a best estimate method, and the fair value estimate was based on historical recourse rates experienced by the Company. The fair value of the recourse obligation at June 30, 2001 is $27,248, which is properly netted against the Account receivable from financing companies as the legal right of offset exists, consistent with the provisions of FASB Interpretation No. 39, Offsetting Amounts Related to Certain Contracts. The change in the fair value of the recourse liability is recognized in net income during the respective period, and increases in the recourse liability are recorded as reductions of revenue.

10. Advertising Costs

  The Company regularly incurs marketing and promotion costs and expenses them as incurred. Marketing and promotion costs were $129,453, $64,296 and $4,293 for the periods ended June 30, 2001, December 31, 2000 and 1999, respectively.

11. Stock Compensation Plans

 Employee Stock Compensation

  As a result of the reverse merger transaction the Company assumed an option agreement with each of its two employee Directors. The terms of the agreements provide the Directors the right to purchase up to an aggregate of 400,000 common shares at $0.25 per share. One-third of the options vested in May 2001, one-third will vest in May 2002, and the remaining one-third will vest in May 2003. The options expire in May 2011. As of June 30, 2001, no exercises of these stock options had occurred.

 Director Stock Compensation

  As a result of the reverse merger transaction the Company assumed a 2001 Director Option Plan. The maximum aggregate number of shares of common stock that may be optioned and sold under the plan is 1,000,000. Each new outside Director shall be automatically granted an option to purchase 5,000 shares of common stock on January 1 of each year, if on such date the Director has served on the Board for at least six months. The options expire ten years after the date of grant, and the options are fully exercisable upon the six month anniversary of the receipt. The exercise price shall be 100% of the fair market value per share on the date of grant, and the options are exercisable only while the outside Director remains a Director of the Company. As of June 30, 2001, no stock options under the 2001 Director Stock Plan had been granted.

  In addition, the Company assumed an option agreement with a non-employee Director in May 2001. The terms of the agreement provide the outside Director the right to purchase up to an aggregate of 200,000 common shares at $0.25 per share. One-third of the options vested in May 2001, one-third will vest in May 2002, and the remaining one-third will vest in May 2003. The options expire in May 2011. As of June 30, 2001, no exercises of these stock options had occurred.

 Other

  As a result of the reverse merger transaction the Company assumed a consulting agreement with a consulting firm. The consulting agreement granted warrants to purchase 600,000 shares of common stock exercisable at $0.25 per share. One-half of the warrants vested immediately, and the remaining one-half vest after December 31, 2001. All of these warrants expire during May 2006. At June 30, 2001, no options had been exercised under this agreement.

                 CATEGORY 5 TECHNOLOGIES, INC. AND SUBSIDIARIES

  A schedule of the options and warrants at June 30, 2001 is as follows:

                                                         Number of
                                                      ---------------- Price per
                                                      Options Warrants   Share
                                                      ------- -------- ---------
Outstanding at:
  January 1, 1999....................................     --      --     $  --
  Granted............................................     --      --       --
  Exercised..........................................     --      --       --
  Expired............................................     --      --       --
                                                      ------- -------    -----
Outstanding at:
  December 31, 1999..................................     --      --       --
  Granted............................................     --      --       --
  Exercised..........................................     --      --       --
  Expired............................................     --      --       --
                                                      ------- -------    -----
Outstanding at:
  December 31, 2000..................................     --      --       --
  Assumed in reverse merger transaction.............. 600,000 600,000     0.25
  Exercised..........................................     --      --       --
  Expired............................................     --      --       --
                                                      ------- -------    -----
Outstanding at:
  June 30, 2001...................................... 600,000 600,000    $0.25
                                                      ======= =======    =====

12. Stock-Based Compensation

  The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS
123) which established financial accounting and reporting standards for stock-based compensation. The new standard defines a fair value method of accounting for an employee stock option or similar equity instrument. This statement gives entities the choice between adopting the fair value method or continuing to use the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25 with footnote disclosures of the pro forma effects if the fair value method had been adopted. The Company has opted for the latter approach. All options outstanding were assumed as a result of the merger transaction. The Company did not issue options during the period after the merger transaction. Accordingly, no compensation expense has been recognized for the stock option plans.

  The following table summarizes information about fixed stock options and warrants outstanding at June 30, 2001:

                                                     Options and Warrants
                    Options and Warrants Outstanding     Exercisable
                    -------------------------------- --------------------
                                 Weighted
                                  Average
                                 Remaining  Weighted             Weighted
         Range of     Number    Contractual Average    Number    Average
         Exercise   Outstanding    Life     Exercise Exercisable Exercise
          Prices    at 6/30/01    (Years)    Price   at 6/30/01   Price
         --------   ----------- ----------- -------- ----------- --------
          $0.25      1,200,000     7.42      $0.25     500,000    $0.25
          =====      =========     ====      =====     =======    =====

                 CATEGORY 5 TECHNOLOGIES, INC. AND SUBSIDIARIES

13. Recent Accounting Pronouncements

  SFAS No, 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, was issued in September 2000. SFAS No. 140 is a replacement of SFAS No 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Most of the Provisions of SFAS No. 125 were carried forward to SFAS No. 140 without reconsideration by the Financial Accounting Standard Board (FASB), and some were changed only in minor ways. In issuing SFAS No. 140, the FASB included issues and decisions that had been addressed and determined since the original publication of SFAS No. 125. SFAS No. 140 is effective for transfers after March 31, 2001. Management does not expect the adoption of SFAS No. 140 to have a significant impact on the financial position or results of operations of the Company.

  In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, collectively, the Statements. These Statements change the accounting for business combinations, goodwill and intangible assets. Statement 141 eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. Statement 141 also changes the criteria to recognize intangible assets apart from goodwill. Under Statement 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment, or more frequently if impairment indicators arise. Separable intangible assets that have finite lives will continue to be amortized over their useful lives. The amortization provisions of Statement 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the amortization provisions of Statement 142 are effective upon adoption of Statement 142. Pre-existing goodwill and intangibles will be amortized during the transition period until adoption. Companies are required to adopt Statement 142 in their fiscal year beginning after December 15, 2001. Early adoption is permitted for companies with fiscal years beginning after March 15, 2001. The Company plans to adopt Statement 142 effective July 1, 2002. Goodwill will be tested for impairment at least annually using a two-step process that will start with an estimation of the fair value. The first step will screen for potential impairment, and the second step will measure the amount of impairment, if any. Management does not expect the adoption of SFAS Nos. 141 and 142 to have a significant impact on the financial position or results of operations of the Company.

  In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Management does not expect the adoption of SFAS No. 143 to have a significant impact on the financial position or results of operations of the Company.

14. Statement of Income (Unaudited)

  The combined statement of income for the six months ended June 30, 2000 is as follows:

   Revenues........................................................ $12,881,619
   Gross profit.................................................... $ 4,901,955
   Income from operations.......................................... $ 1,144,412
   Net income...................................................... $ 1,151,222
   Earnings per share, basic and diluted........................... $      0.13
   Weighted average shares, basic and diluted......................   9,000,000
   Proforma provision for income taxes............................. $   433,000
   Proforma earnings............................................... $   718,657
   Proforma earnings per share, basic and diluted.................. $      0.08

                 CATEGORY 5 TECHNOLOGIES, INC. AND SUBSIDIARIES

15. Subsequent Events

  In July 2001, the Company adopted a Long Term Incentive Plan. The Plan authorizes the following types of stock compensation awards: stock options (non-qualified and incentive), stock appreciation rights, performance shares of common stock, restricted stock awards, and dividend equivalents. The aggregate number of shares of common stock reserved and available for stock compensation awards under the Plan is 1,500,000. The Plan is administered by a Committee appointed by the Board of Directors, and the Committee has the exclusive power, authority and discretion to (i) designate participants; (ii) determine the type and number of stock compensation awards; (iii) determine the terms and conditions of the stock compensation award(s), including exercise price, grant price, any restrictions, accelerations or waivers; and (iv) how the exercise price of the award will be settled upon exercise, such as cash, stock, other awards or property. All stock compensation awards under the Plan will be evidenced by a written agreement between the Company and the participant. During August 2001, the Company issued non-qualified option agreements for 100,000 shares of common stock.

  Effective July 23, 2001 the Company changed its name from Network Investor Communications, Inc. to Category 5 Technologies, Inc. and increased the authorized shares of the Company to 150,000,000, consisting of 125,000,000 shares of Common stock and 25,000,000 shares of Preferred Stock, with the relative rights, preferences, qualifications, limitations and restrictions thereon designated by the Company's Board of Directors.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Netgateway, Inc.

  We have audited the accompanying consolidated balance sheet of Netgateway, Inc. and subsidiaries as of June 30, 2001, and the related consolidated statements of operations, capital deficit, and cash flows for the year then ended. Our audit also includes the financial statement schedule in so far as it relates to the year ended June 30, 2001 listed in the Index at Item 14(a). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

  We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements enumerated above present fairly, in all material respects, the consolidated financial position of Netgateway, Inc. and subsidiaries at June 30, 2001, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

  The accompanying consolidated financial statements and financial statement schedule have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has suffered recurring net losses and has a capital deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          /s/ Richard A. Eisner & Company, LLP

New York, New York
August 3, 2001,

With respect to Notes 9, 12, 13, and 22
September 30, 2001

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Netgateway, Inc.:

  We have audited the consolidated balance sheet of Netgateway, Inc. and subsidiaries as of June 30, 2000, and the related consolidated statement of operations, stockholders' deficit and cash flows for the years ended June 30, 2000 and 1999. In connection with our audits of the consolidated financials statements, we have audited the financial statement schedule for the years ended June 30, 2000 and 1999. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Netgateway, Inc. and subsidiaries as of June 30, 2000 and the results of its operations and its cash flows for the years ended June 30, 2000 and 1999, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the consolidated financials statements taken as a whole, present fairly, in all material respects, the information set forth therein.

  The accompanying financial statements and financial statement schedule have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          /s/ KPMG LLP

Los Angeles, California
August 21, 2000, except as to Note 18,which is as of January 11, 2001

                       NETGATEWAY, INC. AND SUBSIDIARIES

               Consolidated Balance Sheets June 30, 2001 and 2000

                                                             June 30,
                                                     --------------------------
                                                         2001          2000
                                                     ------------  ------------
                                   ASSETS
Current Assets
Cash...............................................  $    149,165  $  2,606,991
Trade receivables, net of allowance for doubtful
 accounts of $1,103,603 and $960,601 at June 30,
 2001 and 2000, respectively.......................     1,189,853     2,237,782
Related party trade receivables....................           --          2,519
Unbilled receivables...............................           --         12,293
Inventories........................................        44,726        62,025
Prepaid expenses...................................       115,935       260,000
Common stock subscriptions receivable..............       107,000
Credit card reserves, net of allowance for doubtful
 accounts of $173,000 at June 30, 2001.............     1,187,502
Other current assets...............................         3,220       726,648
                                                     ------------  ------------
   Total current assets............................     2,797,401     5,908,258
Property and equipment, net........................       774,862     2,926,406
Intangible assets, net.............................       588,544     1,919,108
Trade receivables, net of allowance for doubtful
 accounts of $1,011,774 at June 30, 2001 and $0 as
 at June 30, 2000..................................       900,198       589,178
Other assets, net of allowance for doubtful
 accounts of $1,390,640 at June 30, 2001 and $0 as
 at June 30, 2000..................................       993,992       300,770
Net assets--discontinued operations................                     207,179
                                                     ------------  ------------
   Total Assets....................................  $  6,054,997  $ 11,850,899
                                                     ============  ============
                       LIABILITIES AND CAPITAL DEFICIT
Current liabilities
Accounts payable...................................  $  2,663,066  $  2,383,502
Bank overdraft.....................................       666,683       311,676
Accrued wages and benefits.........................       581,400     1,454,819
Past due payroll taxes.............................       497,617
Accrued liabilities................................       567,916     1,210,422
Current portion of capital lease obligations.......        37,802        73,022
Notes payable current..............................        97,779        97,779
Notes payable--officers and stockholders...........       490,000
Loan payable.......................................       100,000
Other current liabilities..........................       423,578
Current portion of deferred revenue................     5,618,849    14,470,986
Convertible debenture..............................     2,405,062           --
Net current liabilities--discontinued operations...           --        750,906
                                                     ------------  ------------
   Total current liabilities.......................    14,149,752    20,753,112
Deferred revenue, net of current portion...........       414,743     1,023,292
Convertible long term notes........................       442,172           --
Other liabilities..................................                     321,603
Capital lease obligations, net of current portion..           --         34,743
                                                     ------------  ------------
   Total liabilities...............................    15,006,667    22,132,750
                                                     ------------  ------------
Commitments and contingencies
Minority interest..................................       355,159       494,449
                                                     ------------  ------------
Capital deficit
Capital stock, par value $.001 per share
 Preferred stock--authorized 5,000,000 shares;
 none issued
 Common stock--authorized 250,000,000 shares;
 issued and outstanding 24,460,191
  and 21,648,732, at June 30, 2001 and 2000,
 respectively......................................        24,460        21,649
 Additional paid-in capital........................    62,047,292    58,012,244
 Subscribed common stock...........................       398,200           --
 Deferred compensation.............................       (52,649)     (724,994)
 Accumulated other comprehensive loss..............        (4,902)       (4,267)
 Accumulated deficit...............................   (71,719,230)  (68,080,932)
                                                     ------------  ------------
   Total capital deficit...........................    (9,306,829)  (10,776,300)
                                                     ------------  ------------
     Total Liabilities and Capital Deficit.........  $  6,054,997  $ 11,850,899
                                                     ============  ============

                 See Notes to Consolidated Financial Statements

                       NETGATEWAY, INC. AND SUBSIDIARIES

                      Consolidated Statements of Operation

                    Years Ended June 30, 2001, 2000 and 1999

                                        June 30,      June 30,      June 30,
                                          2001          2000          1999
                                       -----------  ------------  ------------
Revenue..............................  $43,000,533  $ 22,149,649  $ 10,280,440
Cost of revenue......................    8,425,575     8,465,091     3,838,574
                                       -----------  ------------  ------------
  Gross profit.......................   34,574,958    13,684,558     6,441,866
                                       -----------  ------------  ------------
Operating expenses
Product development..................    1,804,986     6,462,999     1,496,563
Selling and marketing................   20,949,758    18,536,486     8,716,191
General and administrative...........   10,558,918    25,676,472    11,558,135
Depreciation and amortization........    1,296,519     1,191,143       494,874
Writedown of goodwill and acquired
 technology..........................    1,084,476
                                       -----------  ------------  ------------
  Total operating expenses...........   35,694,657    51,867,100    22,265,763
                                       -----------  ------------  ------------
Operating loss before items shown
 below...............................   (1,119,699)  (38,182,542)  (15,823,897)
                                       -----------  ------------  ------------
Other income (expense):
Other income (expense)...............       93,088       (33,677)      (39,729)
Interest expense.....................   (3,287,905)   (4,573,695)     (933,097)
                                       -----------  ------------  ------------
  Total other expenses...............   (3,194,817)   (4,607,372)     (972,826)
                                       -----------  ------------  ------------
Loss from continuing operations......   (4,314,516)  (42,789,914)  (16,796,723)
                                       -----------  ------------  ------------
Discontinued operations:
Income (loss) from discontinued
 operations..........................     (285,780)   (1,318,515)        3,013
                                       -----------  ------------  ------------
Loss before extraordinary items......   (4,600,296)  (44,108,429)  (16,793,710)
Extraordinary items:
Loss on disposal of assets subsequent
 to merger...........................   (1,091,052)
Gain on disposal of segment
 subsequent to merger................      363,656
Gain from settlement of debt.........    1,688,956           --      1,653,232
                                       -----------  ------------  ------------
Gain on extraordinary items..........      961,560           --      1,653,232
                                       -----------  ------------  ------------
Net loss.............................  $(3,638,736) $(44,108,429) $(15,140,478)
                                       ===========  ============  ============
Basic and diluted loss per share:
Loss from continuing operations......  $     (0.19) $      (2.31) $      (1.34)
Loss from discontinued operations....        (0.01)        (0.07)         0.00
Gain from extraordinary items........         0.04           --           0.13
                                       -----------  ------------  ------------
Net loss.............................  $     (0.16) $      (2.38) $      (1.21)
                                       ===========  ============  ============
Weighted average common shares
 outstanding (Basic and diluted):....   22,279,650    18,511,137    12,536,021

                 See Notes to Consolidated Financial Statements

                        NETGATEWAY, INC AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows

                    Years Ended June 30, 2001, 2000 and 1999

                                                  Year Ended June 30,
                                         ---------------------------------------
                                            2001          2000          1999
                                         -----------  ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Loss from continuing operations........  $(4,314,516) $(42,789,914) $(16,796,723)
Adjustments to reconcile net loss to
 net cash used in operating activities:
 Depreciation and amortization.........    1,296,519     1,191,143       494,963
 Amortization of deferred
  compensation.........................      258,375       652,825       282,052
 Write down of goodwill and acquired
  technology...........................    1,084,476
 Interest expense from beneficial
  conversion feature...................      884,000           --            --
 Inputed Interest expense on notes
  payable..............................       38,756           --            --
 Common stock issued for services......       17,200     3,660,498     1,262,200
 Warrants and options issued for
  services.............................       81,315       263,387     2,820,428
 Amortization of debt issue costs......      496,530       585,592       144,000
 Amortization of debt discount.........      366,966     4,022,550           --
 Loss on sale of equity securities.....          --            --         54,729
 Stock compensation paid by
  stockholders.........................          --            --        400,000
 Interest expense on debt converted to
  equity...............................          --            --        236,488
 Interest expense on warrants issued as
  debt issue costs.....................          --            --        535,535
 Write-off of note receivable..........          --            --        800,000
 Stock issued in exchange for
  cancellation of options..............          --      8,400,000           --
 Changes in assets and liabilities:
 Trade receivables and unbilled
  receivables..........................      162,542    (2,049,312)       33,911
 Inventories...........................       17,299       (31,024)      (31,000)
 Prepaid expenses and other current
  assets...............................      867,494           --            --
 Credit card reserves..................     (598,324)          --            --
 Other assets..........................      (51,204)     (871,561)     (229,980)
 Prepaid offering costs................          --            --       (325,887)
 Deferred revenue......................   (9,460,686)    8,023,545     1,617,563
 Accounts payable, accrued expenses and
  other liabilities....................    1,506,135     2,502,544     1,488,339
                                         -----------  ------------  ------------
 Net cash (used in) continuing
  operating activities.................   (7,347,123)  (16,439,729)   (7,213,382)
 Net cash (used in) provided by
  discontinued operations..............     (655,220)     (200,544)      242,291
                                         -----------  ------------  ------------
 Net cash (used in) operating
  activities...........................   (8,002,343)  (16,640,273)   (6,971,091)
                                         -----------  ------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES
 Proceeds from sale of subsidiary......      300,000           --            --
 Purchase of equity securities.........          --            --       (100,733)
 Proceeds from sale of equity
  securities...........................          --            --         46,004
 Loan for note receivable..............          --            --       (830,000)
 Cash received in acquisition..........          --            --          4,781
 Collection of notes receivable........          --         30,000        50,000
 Acquisition of equipment..............     (100,765)   (2,946,055)     (652,302)
                                         -----------  ------------  ------------
  Net cash provided by (used in)
   investing activities................      199,235    (2,916,055)   (1,482,250)
                                         -----------  ------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from common stock
  subscribed...........................      291,200           --            --
 Proceeds from issuance of common
  stock................................          --     25,313,863     5,782,760
 Proceeds from exercise of options and
  warrants.............................        6,775     1,202,690       272,300
 Bank overdraft borrowing..............      355,007        64,883       (77,557)
 Proceeds from issuance of convertible
  debenture............................    2,500,000           --            --
 Proceeds from issuance of convertible
  long term notes......................    2,076,500           --            --
 Proceeds from notes payable--
  officers.............................      821,000           --            --
 Proceeds from loan payable............      100,000           --            --
 Repayment of convertible debenture....     (152,212)          --            --
 Repayment of notes payable--officers..     (213,000)          --            --
 Payment of capital lease obligations..      (69,963)          --            --
 Repayment of notes....................          --     (6,433,500)          --

                        NETGATEWAY, INC AND SUBSIDIARIES

                    Years Ended June 30, 2001, 2000 and 1999

                                                  Year Ended June 30,
                                           ------------------------------------
                                              2001         2000         1999
                                           -----------  -----------  ----------
 Repayment of note to related party......          --        (1,799)   (990,630)
 Cash paid for debt issue costs..........     (370,025)     (64,771)   (181,018)
 Proceeds from issuance of notes
  payable................................          --     1,114,950     100,000
 Proceeds from issuance of notes payable
  and convertible debt...................          --           --    2,506,000
                                           -----------  -----------  ----------
  Net cash provided by financing
   activities............................    5,345,282   21,196,316   7,411,855
                                           -----------  -----------  ----------
NET INCREASE (DECREASE) IN CASH..........   (2,457,826)   1,639,988  (1,041,486)
CASH AT THE BEGINNING OF THE YEAR........    2,606,991      967,672     279,315
Effect of elimination of duplicate period
 of pooled companies.....................          --           --    1,733,441
Effect of exchange rate changes on cash
 balances................................          --          (669)     (3,598)
                                           -----------  -----------  ----------
CASH AT THE END OF THE YEAR..............  $   149,165  $ 2,606,991  $  967,672
                                           ===========  ===========  ==========
Supplemental disclosures of non-cash
 transactions:
 Conversion of debenture to common
  stock..................................      200,000      200,000   1,401,000
 Conversion of amounts due to officers to
  common stock...........................      453,950          --          --
 Conversion of notes payable--officers to
  common stock...........................      118,000          --          --
 Value of warrants in connection with the
  issuance of convertible debenture......      509,935          --          --
 Value of warrants in connection with the
  issuance of convertible long term
  notes..................................      655,128          --          --
 Beneficial conversion feature on
  convertible long term notes............    1,347,480          --          --
 Restructuring premium on convertible
  debentures.............................      375,000          --          --
 Issuance of common stock for business
  acquisition............................          --       138,625         --
 Issuance of convertible common stock for
  business acquisition...................          --           --    1,392,858
 Warrants issued for debt issue costs....          --       145,876     775,585
 Common stock issued for prepaid
  advertising............................          --       300,000         --
 Capital contributed upon extinguishment
  of debt................................          --           --      200,000
 Common stock issued for internal-use
  software...............................          --           --      175,000
 Stock issued for debt issue costs.......          --           --      127,500
Supplemental disclosure of cash flow
 information:                                                               --
Cash paid for Interest...................      109,940      883,139     993,097


                 See Notes to Consolidated Financial Statements

                       NETGATEWAY, INC. AND SUBSIDIARIES

                   Consolidated Statement of Capital Deficit

                    Years Ended June 30, 2001, 2000 and 1999

                                                                                                   Accumulated
                            Common Stock      Additional   Subscribed                                 Other        Total
                         -------------------    Paid-in      Common     Deferred    Accumulated   Comprehensive   Capital
                           Shares    Amount     Capital      Stock    Compensation    Deficit         loss        Deficit
                         ----------  -------  -----------  ---------- ------------  ------------  ------------- ------------
Balance June 30, 1998..  10,881,810  $10,882  $ 2,974,721    $ --     $  (112,320)  $(10,565,466)    $   --     $ (7,692,183)
Sale of common stock
 for cash..............   1,564,134    1,565    4,199,413                                                          4,200,978
Common stock issued for
 services..............     366,500      366    1,261,834                                                          1,262,200
Exercise of warrants...     132,100      132      264,068                                                            264,200
Cashless exercise of
 warrants..............       2,570        2           (2)                                                               --
Warrants issued for
 services..............         --       --     2,340,720                                                          2,340,720
Stock compensation paid
 by stockholders.......                           400,000                                                            400,000
Stock option
 compensation..........                           233,211                (233,211)                                       --
Forfeited stock........     (48,000)     (48)     (10,512)                 10,560                                        --
Options issued for
 legal services........                           479,708                                                            479,708
Warrants issued for
 debt issue costs......                           775,585                                                            775,585
Common stock issued for
 debt issue costs......      30,000       30      127,470                                                            127,500
Common stock issued to
 acquire technology....      35,000       35      174,965                                                            175,000
Conversion of debt to
 capital contribution..                           200,000                                                            200,000
Conversion of debt to
 common stock..........     320,000      320      950,680                                                            951,000
Amortization of
 deferred
 compensation..........                                                   282,052                                    282,052
Exercise of stock
 options...............       7,470        7        8,093                                                              8,100
Sale of common stock
 for cash..............     108,017      108      449,892                                                            450,000
Sale of common stock
 for cash..............     159,608      160      999,840                                                          1,000,000
Warrants issued for
 debt issue costs......                            79,400                                                             79,400
Net loss...............                                                              (15,140,478)                (15,140,478)
Foreign currency
 translation
 adjustment............                                                                               (3,598)         (3,598)
                                                                                                                ------------
Comprehensive loss.....                                                                                          (15,144,076)
Elimination of
 duplicate period of
 pooled companies......                                                                1,733,441                   1,733,441
                         ----------  -------  -----------    -----    -----------   ------------     -------    ------------
Balance June 30, 1999..  13,559,209   13,559   15,909,086      --         (52,919)   (23,972,503)     (3,598)     (8,106,375)
Common stock issued for
 prepaid advertising...      50,000       50      299,950                                                            300,000
Common stock issued for
 services..............     538,598      539    3,659,959                                                          3,660,498
Warrants issued to
 settle an obligation..                            53,534                                                             53,534
Sale of common stock
 for cash..............   4,155,350    4,155   25,309,708                                                         25,313,863
Warrants issued for
 debt issue costs......                           145,876                                                            145,876
Conversion of debt to
 common stock..........      80,000       80      199,920                                                            200,000
Options issued for
 services..............                           172,853                                                            172,853
Stock option
 compensation..........                         1,069,900              (1,069,900)                                       --
Amortization of
 deferred
 compensation..........                                                   615,825                                    615,825
Exercise of warrants...      25,870       26       27,845                                                             27,871

                       NETGATEWAY, INC. AND SUBSIDIARIES

                    Years Ended June 30, 2001, 2000 and 1999

                                                                                               Accumulated
                           Common Stock    Additional   Subscribed                                Other        Total
                        ------------------   Paid-in      Common     Deferred   Accumulated   Comprehensive   Capital
                          Shares   Amount    Capital      Stock    Compensation   Deficit         Loss        Deficit
                        ---------- ------- -----------  ---------- ------------ ------------  ------------- ------------
Cashless exercise of
 options and
 warrants.............   1,188,773 $ 1,188 $    (1,188)  $           $           $                $         $        --
Common stock issued
 for cancellation of
 options..............   1,200,000   1,200   8,398,800                                                         8,400,000
Exercise of stock
 options..............     345,724     346   1,174,473                                                         1,174,819
Common stock issued
 upon conversion of
 subsidiary common
 stock................     239,576     240     898,169                                                           898,409
Sale of common stock
 for cash.............     145,926     146     299,854                                                           300,000
Stock option
 compensation.........                         255,000               (218,000)                                    37,000
Common stock issued in
 business
 acquisition..........     119,706     120     138,505                                                           138,625
Net loss..............                                                           (44,108,429)                (44,108,429)
Foreign currency
 adjustment...........                                                                              (669)           (669)
                                                                                                            ------------
Comprehensive loss....                                                                                       (44,109,098)
                        ---------- ------- -----------   --------   ---------   ------------     -------    ------------
Balance June 30,
 2000.................  21,648,732  21,649  58,012,244        --     (724,994)   (68,080,932)     (4,267)    (10,776,300)
Common stock issued
 upon conversion of
 subsidiary common
 stock................      37,144      37     139,253                                                           139,290
Stock options
 exercised............      20,015      20       6,755                                                             6,775
Shares issued for
 services.............      47,800      48      17,152                                                            17,200
Amortization of
 deferred
 compensation.........                                                258,375                                    258,375
Forfeiture of stock
 options..............                        (413,970)               413,970                                          0
Beneficial conversion
 feature on
 convertible
 debenture............                         884,000                                                           884,000
Warrants issued for
 convertible
 debentures...........                         371,000                                                           371,000
Repricing of warrants
 issued for
 convertible
 debentures...........                           9,008                                                             9,008
Warrants issued for
 restructuring of
 debenture............                         129,927                                                           129,927
Debt discount on
 convertible note
 warrants.............                         512,540                                                           512,540
Beneficial conversion
 feature on
 convertible note.....                       1,347,480                                                         1,347,480
Partial conversion of
 convertible
 debenture............     800,000     800     199,200                                                           200,000
Conversion of related
 party note payable...     393,333     393     117,607                                                           118,000
Conversion of officers
 accrued liabilities..   1,513,167   1,513     452,437                                                           453,950
Warrants issued for
 services.............                         223,903                                                           223,903
Inputed interest on
 notes payable to
 officers--
 contributed..........                          38,756                                                            38,756
Private placement
 offering
 subscriptions
 received, net........                                    398,200                                                398,200
Net loss..............                                                            (3,638,736)                 (3,638,736)
Foreign currency
 translation
 adjustment...........                                                                   438        (635)           (197)
                                                                                                            ------------
Comprehensive loss....                                                                                        (3,638,933)
                        ---------- ------- -----------   --------   ---------   ------------     -------    ------------
Balance June 30,
 2001.................  24,460,191 $24,460 $62,047,292   $398,200   $ (52,649)  $(71,719,230)    $(4,902)   $ (9,306,829)
                        ========== ======= ===========   ========   =========   ============     =======    ============

                 See Notes to Consolidated Financial Statements

                       NETGATEWAY, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Description of Business

  Netgateway, Inc. and subsidiaries ("Netgateway" or the "Company"), was formed on March 4, 1998 as a Nevada corporation. Netgateway is an e-Services company that provides eCommerce training, technology, continuing education and a variety of other web-based resources to small businesses and entrepreneurs through informational Preview Training Sessions and Internet training workshops. Through these workshops and follow up telemarketing the Company sells a license to use its proprietary StoresOnline software and website development platform and an integrated package of services including hosting of the customer's website on the Company's Galaxy Mall Internet shopping mall, eCommerce services and a program of one on one Internet training services.

  During the year ended June 30, 2001 the Company consolidated its operations into one facility in Utah. During this process certain equipment was disposed of and the net book value of the equipment was written off. The write down of these assets are included as an extraordinary item due to the fact that they were part of previously separate entities in a pooling of interests combination at June 30, 2000. In addition, in January 2001, the Company sold one of its subsidiaries that was previously reported as a separate segment, and accordingly has reported the gain realized on the sale as an extraordinary item in the accompanying consolidated financial statements. During the year ended June 30, 2001, the Company settled certain of its liabilities with its vendors for amounts less than the outstanding balances. The gain realized on these settlements has been recorded as an extraordinary item in the accompanying consolidated financial statements.

(2) Summary of Significant Accounting Policies

 (a) Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The acquisition of Galaxy Enterprises ("Galaxy") by Netgateway on June 26, 2000 was accounted for under the pooling-of-interests method and accordingly all periods prior to the acquisition have been restated to include the accounts and results of operations of Galaxy Enterprises. All Galaxy common stock and common stock option information has been adjusted to reflect the exchange ratio. All significant intercompany balances and transactions have been eliminated in consolidation.

 (b) Inventories

  Inventories are stated at the lower of cost (first-in, first-out) or market. Inventory consists mainly of products provided in conjunction with the Internet training workshops.

 (c) Property and Equipment

  Property and equipment are stated at cost. Depreciation expense is computed principally on the straight-line method in amounts sufficient to write off the cost of depreciable assets, including assets held under capital leases, over their estimated useful lives ranging from 3 to 5 years. The cost of leasehold improvements is being depreciated using the straight-line method over the shorter of the estimated useful life of the asset or the terms of the related leases. Depreciable lives by asset group are as follows:

   Computer and office equipment.................................. 3 to 5 years
   Furniture and fixtures......................................... 4 years
   Computer software.............................................. 3 years
   Leasehold improvements......................................... term of lease

                       NETGATEWAY, INC. AND SUBSIDIARIES

  Normal maintenance and repair items are charged to costs and expenses as incurred. The cost and accumulated depreciation of property and equipment sold or otherwise retired are removed from the accounts and gain or loss on disposition is reflected in net income in the period of disposition.

 (d) Intangible Assets

  Intangible assets are amortized on a straight-line basis over their estimated useful lives as follows:

   Acquired technology............................................. 5 to 7 years
   Goodwill........................................................     10 years

 (e) Product and Development Expenditures

  Product and development costs are expensed as incurred.

 (f) Impairment of Long-Lived Assets

  The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted operating cash flows projected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  During the fiscal year ended June 30, 2001 the Company wrote off fixed assets with a book value totaling $1,091,052 as part of the closing of the American Fork, Long Beach, and Canadian offices included in extraordinary items (See
Note 19). In addition, as a result of corporate restructuring, acquired technology and goodwill aggregating $1,084,476 was determined to be impaired and was written off during the fiscal year ended June 30, 2001 (See note 8).

 (g) Financial Instruments

  The carrying values of cash, accounts receivable, notes receivable, accounts payable, accrued liabilities, capital lease obligations, current portion of notes payable and convertible debenture approximated fair value due to either the short maturity of the instruments or the recent date of the initial transaction or the restructuring.

 (h) Income Taxes

  Income taxes are accounted for under the asset and liability method. The asset and liability method recognizes deferred income taxes for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

  Deferred tax assets are to be recognized for temporary differences that will result in deductible amounts in future years and for tax carryforwards if, in the opinion of management, it is more likely than not that the deferred tax assets will be realized.

                       NETGATEWAY, INC. AND SUBSIDIARIES

 (i) Accounting for Stock Options

  The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its fixed plan employee stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Compensation expense related to stock options granted to non-employees is accounted for under Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," whereby compensation expense is recognized over the vesting period based on the fair value of the options on the date of grant.

 (j) Revenue Recognition

  During the year ended June 30, 2001, the Company changed its products offered relating to the "Complete Store-Builder Packet" (the "New Packet"). Prior to October 2000 the revenue related to the sales of the original Store Builder Packet were recognized over the period customers had to activate their web site which would require the Company to perform additional services and host the web site. Subsequent to October 1, 2000 the Company is providing customers with the New Packet that does not require the Company to perform any additional services. Revenue from the sale of software products is recognized upon the delivery of the products. Revenue related to the sale of certificates for web site hosting and banner licenses is recognized over the period representing the life of the certificate and the length of the prepaid service. Revenue related to banner advertising services is recognized over the period such advertising is usable and revenue related to the delivery of mentoring services is recognized over the estimated service period. The revenue recorded relating to the sale of merchant account software is reflected net of the cost of the product paid since the Company does not take title to the product prior to the sale.

  Revenues relating to the Company's Internet Commerce Center from the design and development of Internet Web sites and related consulting projects is recognized using the percentage-of-completion method. Unbilled receivables represent time and costs incurred on projects in progress in excess of amounts billed, and are recorded as assets. Deferred revenue represents amounts billed in excess of costs incurred, and is recorded as a liability. To the extent costs incurred and anticipated costs to complete projects in progress exceed anticipated billings, a loss is recognized in the period such determination is made for the excess.

 (k) Comprehensive Income

  Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" establishes standards for reporting and displaying comprehensive income (loss) and its components in a full set of general-purpose financial statements. This statement requires that an enterprise classify items of other comprehensive income (loss) by their nature in a financial statement and display the accumulated balance of other comprehensive income (loss) separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. The Company has components of other comprehensive income (loss), which are classified in the accompanying statement of Capital deficit.

 (l) Business Segments and Related Information

  SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires enterprises to report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosure about products and services, geographic areas and major customers. It replaces the "industry segment" concept of SFAS No. 14,

                       NETGATEWAY, INC. AND SUBSIDIARIES

"Financial Reporting for Segments of a Business Enterprise," with a "management approach" concept as the basis for identifying reportable segments.

  The Company has operated under two principal business segments (Internet services and multimedia products). The primary business segment (Internet services) is engaged in the business of providing its customers the ability to
(i) acquire a presence on the Internet and (ii) to advertise and sell their products or services on the Internet. A secondary business segment (multimedia services) had been engaged in providing assistance in the design, manufacture and marketing of multimedia brochure kits, shaped compact discs and similar products and services intended to facilitate conducting business over the Internet. This second segment was sold on January 11, 2001 and the gain on the sale is reported as an extraordinary item in the accompanying consolidated financial statements. As a result, the Company currently operates in one business segment.

 (m) Foreign Currency Translation

  The financial statements of the Company's Canadian subsidiary, StoresOnline.com, Ltd. have been translated into U.S. dollars from its functional currency in the accompanying consolidated financial statements in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Balance sheet accounts of StoresOnline.com, Ltd. are translated at period-end exchange rates while income and expenses are translated at the average of the exchange rates in effect during the period. Translation gains or losses that related to the net assets of StoresOnline.com Ltd. are shown as a separate component of capital deficit and comprehensive loss. There were no gains or losses resulting from realized foreign currency transactions (transactions denominated in a currency other than the entities' functional currency) during the years ended June 30, 2001, June 30, 2000 and June 30, 1999.

 (n) Per Share Data

  Basic net loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted loss per common share was the same as basic loss per common share for the years ended June 30, 2001, 2000 and 1999.

  Unexercised stock options to purchase 3,740,376, 4,512,647 and 4,089,766 shares of the Company's common stock and unexercised warrants to purchase 2,107,346, 1,224,904 and 1,941,629 shares of the Company's common stock at June 30, 2001, 2000 and 1999, respectively, in addition to shares of common stock from the conversion of subsidiary common stock and convertible debentures of 14,624,697, 131,853, and 371,429 as of June 30, 2001, 2000 and 1999,
respectively, were not included in the per share computations because their effect would have been antidilutive as a result of the Company's loss.

 (o) Use of Estimates

  Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date, and the reporting of revenues and expenses during the reporting periods to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

 (p) Reclassifications

  Certain amounts have been reclassified to conform to current year presentation.

                       NETGATEWAY, INC. AND SUBSIDIARIES

 (q) Discontinued Operations

  APB Opinion No. 30 states that discontinued operations refers to the operations of a segment of a business that has been sold, abandoned, spun off, or otherwise disposed of or, although still operating, is the subject of a formal plan for disposal. In accordance with APB Opinion No. 30, the results of continuing operations are reported separately from discontinued operations and any gain or loss from disposal of a segment is reported in conjunction with the related results of discontinued operations, except where such effect is classified as an extraordinary item following a pooling-of-interests combination. In accordance with APB Opinion No. 16, the difference between the proceeds received from the sale of the Company's subsidiary and the carrying amount of the Company's investment sold is reflected as an extraordinary gain on disposal in the consolidated statements of operations.

 (r) Advertising Costs

  The Company expenses costs of advertising and promotions as incurred. Advertising expenses included in selling and marketing expenses for the years ended June 30, 2001, 2000 and 1999 were approximately $6.0 million, $5.9 million and $3.6 million, respectively.

 (s) Commission Expense

  Commission expense relating to third-party telemarketing activity is recognized as incurred.

 (t) Recently Issued Accounting Pronouncements


  In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141, "Business Combinations" and No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", which establishes new standards for the treatment of goodwill and other intangible assets. SFAS 142 is effective for fiscal years beginning after December 31, 2001 and permits early adoption for companies with a fiscal year beginning after March 15, 2001. SFAS 142 prescribes that amortization of goodwill will cease as of the adoption date. Additionally, the Company will be required to perform an impairment test as of the adoption date, annually thereafter, and whenever events and circumstances occur that might affect the carrying value of these assets. The Company has not yet determined what effect, if any, the impairment test of goodwill will have on the Company's results of operations and financial position. In addition, subsequent to June 2001, SFAS 143 and SFAS 144 have been issued and the Company is evaluating the impact of these pronouncements on financial position and results of operations in future filings.

(3) Business Combination

  On June 26, 2000, Netgateway, Inc. issued 3,929,988 shares of its common stock in exchange for all of the outstanding common stock of Galaxy Enterprises. This business combination has been accounted for as a pooling-of-interests and, accordingly, the consolidated financial statements for periods prior to the combination have been restated to include the accounts and results of operations of Galaxy Enterprises.

  Prior to the combination, Galaxy Enterprises' fiscal year ended December 31. In recording the pooling-of-interests combination, Galaxy Enterprises' financial statements for the twelve months ended June 30, 1999, were combined with Netgateway's financial statements for the same period. An adjustment has been made to capital deficit to eliminate the effect of including Galaxy Enterprises' results of operations for the six months ended December 31, 1998, in both the years ended June 30, 1999 and June 30, 1998. The adjustment results in the Company eliminating the related net income of $1,733,441 in fiscal year 1999, which includes $3.7 million in revenue.

                       NETGATEWAY, INC. AND SUBSIDIARIES

  The results of operations as previously reported by the separate enterprises and the combined amounts presented in the accompanying consolidated financial statements are summarized below:

                                              Nine months ended  Year ended
                                               March 31, 2000   June 30, 1999
                                              ----------------- -------------
   Net revenues:
     Netgateway..............................   $  2,535,863    $     157,282
     Galaxy Enterprises......................     12,665,271       10,123,158
                                                ------------    -------------
     Combined................................   $ 15,201,134    $  10,280,440
   Discontinued Operations
     Income (loss) from discontinued
      operations.............................     (1,028,781)           3,013
   Extraordinary item:
     Netgateway..............................   $        --     $   1,653,232
     Galaxy Enterprises......................            --               --
                                                ------------    -------------
     Combined................................   $        --     $   1,653,232
   Net (loss) income:
     Netgateway..............................   $(28,178,092)   $ (10,775,703)
     Galaxy Enterprises......................     (6,204,080)      (4,367,788)
                                                ------------    -------------
     Discontinued Operations.................     (1,028,781)           3,013
                                                ------------    -------------
     Combined................................   $(35,410,953)   $(15,140,478 )

  Prior to completion of the combination between Netgateway and Galaxy Enterprises on January 7, 2000, the Company advanced $300,000 in bridge financing to Galaxy Enterprises for working capital purposes and for the payment of certain professional fees incurred by Galaxy Enterprises in connection with the merger. On February 4, 2000, the Company advanced an additional $150,000 to Galaxy Enterprises for working capital purposes and for the payment of certain professional fees incurred by Galaxy Enterprises in connection with the merger. Each loan was secured by a pledge of Galaxy Enterprises' common stock from John J. Poelman, the chief executive officer and largest shareholder of Galaxy Enterprises prior to the merger. The notes bore interest at 9.5% and were due and payable on the earlier of June 1, 2000 or the consummation date of the merger. The maturity date of the notes was later extended to the earlier of September 1, 2000 or the consummation date of the merger.

  After completion of the merger, the Company contributed these loans to the capital of its subsidiary, Galaxy Enterprises and released the pledges securing those loans. Prior to the consummation of the merger, the Company entered into certain transactions in the normal course of business with Galaxy Enterprises. For the year ended June 30, 2000, Netgateway generated revenue of $470,000 from Galaxy Enterprises. For the year ended June 30, 2000, Galaxy Enterprises generated revenue of $350,000 from Netgateway. The revenue and expenses associated with these intercompany transactions have been eliminated in the consolidation of these entities.

(4) Going Concern

  The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has incurred substantial losses for the years ended June 30, 2001, 2000 and 1999 and a cumulative net loss of approximately $72 million through June 30, 2001. At June 30, 2001 the Company had a working capital deficit of $11,352,352 and a capital deficit of $9,306,829. For the years ended June 30, 2001, 2000 and 1999 the Company recorded negative cash flows from operations of $8,002,343 and

                       NETGATEWAY, INC. AND SUBSIDIARIES

$16,440,273 and $6,971,091, respectively. The Company has historically relied upon private placements of its stock and issuance of debt to generate funds to meet its operating needs. Management's plans include the raising of additional debt or equity capital however there can be no assurance that additional financing will be available on acceptable terms, if at all. The Company continues to work to improve the strength of its balance sheet and has restructured its ongoing operations in an effort to improve profitability and operating cash flow. If adequate funds are not generated, the Company may be required to further delay, reduce the scope of, or eliminate one or more of its products or obtain funds through arrangements with collaborative partners or others that may require it to relinquish rights to all or part of the intellectual property of the Internet Commerce Center or control of one or more of its businesses. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(5) Acquisitions

  In January 1999, the Company acquired 100% of the outstanding stock of Spartan Multimedia, Inc., a Canadian corporation, in exchange for 185,715 shares of common stock of StoresOnline.com, Ltd., a wholly-owned Canadian subsidiary valued at $557,145. The shares are convertible on a one-to-one basis into common stock of the Company. The issuance of an additional 185,715 shares was contingent upon the attainment of certain performance standards in future periods. In April 1999, the Board of Directors approved the issuance of the contingent shares and waived the performance standards. Accordingly, the consideration increased to $1,392,858. The acquisition of Spartan Multimedia, Inc. was recorded using the purchase method of accounting. The consideration was allocated based on the relative fair values of the tangible and intangible assets and liabilities acquired. The operations of Spartan Multimedia, Inc. are included in the consolidated statement of operations of the Company from January 15, 1999. During the year ended June 30, 2001 the Company ceased the operations of StoresOnline.com, Ltd. and has written off the net book value of the goodwill related to the acquisition of StoresOnline.com, Ltd. of $834,331 which is included in operating expenses.

  The StoresOnline.com Ltd. shares held by third parties has been recognized as a minority interest until such time the shares are converted to the Company's common stock. As of June 30, 2001, 276,489 shares had been converted and recorded in capital deficit.

  Effective May 31, 1999, Galaxy Enterprises acquired substantially all the net assets of Impact Media, LLC ("Impact") using the purchase method of accounting by assuming the liabilities of Impact. The purchase of Impact resulted in the recording of goodwill in the amount of $117,655, which was the extent to which liabilities assumed exceeded the fair values of the assets acquired. The terms of the Impact Media acquisition provide for additional consideration of up to 250,000 shares of common stock to be paid if certain agreed-upon targets are met during the years ended May 31, 2000 and May 31, 2001. As of June 30, 2000, one of the targets had been met, and as a result 119,706 shares of Netgateway, Inc. common stock were transferred to the former owners of Impact. The Company recorded additional goodwill of $138,625 for the fair value of these shares as an additional investment in Galaxy Enterprises subsidiary, IMI, Inc. IMI, Inc. continued to conduct the business acquired from Impact. In January 2001, the Company sold its ownership interest in IMI, Inc (See Note 19).

(6) Change in Method of Accounting for Revenue

  Effective October 1, 1999, the Company changed its method of accounting for certain revenue from the completed contract method to the percentage-of-completion method. The Company believes the percentage-of-completion method more accurately reflects the current earnings process under the Company's contracts. The percentage-of-completion method is preferable according to Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, issued by the American Institute of

                       NETGATEWAY, INC. AND SUBSIDIARIES

Certified Public Accountants. The new method has been applied retroactively by restating the Company's consolidated financial statements for prior periods in accordance with Accounting Principles Board Opinion No. 20.

  The impact of the accounting change was a decrease in net loss and loss per share as follows:

                                                                  Net   Loss per
                                                                 Loss    Share
                                                                ------- --------
   Three months ended September 30, 1999....................... $ 8,294   $0.0
   Year ended June 30, 1999.................................... $13,858   $0.0

(7) Property and Equipment

  Property and equipment balances at June 30, 2001 and 2000 are summarized as follows:

                                                           2001         2000
                                                        -----------  ----------
   Computers and office equipment...................... $ 1,488,716  $2,579,586
   Furniture and fixtures .............................      10,406      87,901
   Leasehold improvements..............................      30,791      96,170
   Software............................................     820,472   1,126,140
   Less accumulated depreciation.......................  (1,575,523)   (963,391)
                                                        -----------  ----------
                                                        $   774,862  $2,926,406
                                                        ===========  ==========

  Amounts included in property and equipment for assets capitalized under capital lease obligations as of June 30, 2001 and 2000 are $145,800 and $172,472, respectively. Accumulated depreciation for the items under capitalized leases was $109,350 and $40,594 as of June 30, 2001 and 2000, respectively.

(8) Intangible Assets

  Intangible asset balances as of June 30, 2001 and 2000 are summarized as follows:

                                                            2001        2000
                                                          ---------  ----------
   Acquired Technology................................... $     --   $1,510,548
   Goodwill..............................................   867,003   1,102,196
                                                          ---------  ----------
                                                            867,003   2,612,744
   Less accumulated amortization.........................  (278,459)   (693,636)
                                                          ---------  ----------
                                                          $ 588,544  $1,919,108
                                                          =========  ==========

  Net acquired technology and goodwill balances of $910,043 and $174,433 were written off during the second quarter of Fiscal 2001 as part of a corporate-wide business restructuring (see Note 2(f)).

(9) Loans Payable

  In May 2001, the Company borrowed $100,000 from an individual who is the principal member of the company that purchased IMI from the Company. The amount was non-interest bearing and due on demand. In September 2001 the loan was converted into 333,333 shares ($.30 per share) of common stock of the Company in connection with the company's raising capital in a private placement of equity securities (See Note 22).

                       NETGATEWAY, INC. AND SUBSIDIARIES

(10) Note Payable--Bank

  The note payable of $97,779 to a financial institution bears interest at the prime rate plus 3% per annum (10% at June 30, 2001 and 11.5% at June 30, 2000) and is due on November 1, 2001. The note is secured by certain equipment of the Company and is guaranteed by the Company's President.

(11) Loans Payable--Officers and Directors

  During the year ended June 30, 2001 several officers and members of the Board of Directors loaned the Company an aggregate of $821,000. The loans were non-interest bearing exclusive of a note in the amount of $250,000 that bears interest at 18% per annum (balance at June 30, 2001 is $140,000). The Company has imputed interest on the non-interest bearing loans at the rate of 18% per annum and recorded an aggregate of $38,756 as interest expense and as a contribution to capital during the year ended June 30, 2001. Principal payments made during the year ended June 30, 2001 aggregated $213,000 and in April 2001 the Company's President exchanged $118,000 of the amount due for 393,333 shares (market pricing on the date of conversion) of the Company's common stock.

(12) Convertible Debenture

  In July 2000, the Company entered into a securities purchase agreement with King William, LLC ("King William"). Under the terms of the agreement, the Company issued to King William an 8% convertible debenture due July 31, 2003 in the principal amount of $4.5 million. The debenture was convertible at King William's option into the number of shares of our common stock at the lower of $1.79 or a conversion rate of 80% of the average market price of the common stock during any three non-consecutive trading days during the 20 trading days prior to conversion. The purchase price for the debenture was payable in two tranches. The first tranche of $2.5 million was paid at the closing in July 2000. In connection with the $2.5 million tranche the Company issued King William a warrant to purchase 231,000 shares of the company's common stock at an exercise price of $1.625 per share expiring in 5 years. The warrant was valued using the Black-Scholes pricing model at $259,000 and recorded as a discount to the debenture and amortized over the life of the debenture. The unamortized balance of the warrant at June 30, 2001 is $117,727. The value of the beneficial conversion feature on the $2.5 million that has been drawn down was recorded as additional paid in capital and interest expense of $884,000 during the quarter ended September 30, 2000, as the convertible debentures were immediately exerciseable.

  In connection with the issuance of the King William debenture, the Company also issued to Roth Capital Partners, Inc., a warrant to purchase 90,000 shares of common stock and to Carbon Mesa Partners, LLC, a warrant to purchase 10,000 shares of common stock. Each of the warrants is exercisable for five years from the date of issuance, at an exercise price of $1.625 per share and with cashless exercise and piggyback registration rights. The fair value of the warrants has been determined to equal $112,000 using the Black-Scholes pricing model using the following assumptions; dividend yield of zero, expected volatility of 80%, risk-free interest rate of 6.5% and expected life of 5 years, and is reflected as additional paid in capital and debt issuance costs and is amortized over the life of the debt. The unamortized balance at June 30, 2001 is $50,909.

  Effective as of January 25, 2001, the Company reached an agreement with King William to restructure the debenture (the "Restructuring Agreement"). As of the date of the Restructuring Agreement the Company was in breach and/or violation of all agreements with King William, however King William has waived all of these defaults as of the date of the Restructuring Agreement. Under the terms of the Restructuring Agreement the second tranche of the debenture will not be available to the Company. The Company agreed to repay the full amount of the Debenture plus a 15% premium ($375,000) with respect to the original principal amount in ten payments. As of the date of the Restructuring Agreement the principal amount including the premium and the

                       NETGATEWAY, INC. AND SUBSIDIARIES
accrued and unpaid interest was $2,972,781. Additionally, the Company has allowed King William to retain the right to convert any or all portions of the outstanding debt to equity, but only after the stock has traded at or above $3.00 for twenty consecutive trading days, or if the Company does not make a required payment of principal. Warrants already earned by King William were repriced at $.25 per share and King William was issued a warrant for an additional 269,000 shares of common stock at $.25 per share. The incremental fair value of the repricing of the warrants and the issuance of the new warrants was valued using the Black-Scholes pricing model using the following assumptions; dividend yield of zero expected volatility of 170%, risk-free interest rate of 5% and expected life of 5 years, at $9,008 and $129,927, respectively. The unamortized balance at June 30, 2001 is $75,783. These costs were classified on the balance sheet as debt financing costs and are being amortized over the life of the debt. The initial payment of $250,000, as called for by the Restructuring Agreement, was made during the first week of February. A second payment to be paid on February 28, 2001 was not made. In May 2001 King William elected to convert $200,000 of the principal and accrued and unpaid interest of the debenture (Conversion Amount) into 800,000 shares of common stock of the Company, at a conversion price of $.25 per share. The Conversion Amount was credited toward the payment of $250,000 previously due on February 28, 2001, with the balance plus interest accrued to be paid on March 10, 2002. In addition, in May 2001, the Company obtained a Waiver Agreement with King William to amend certain terms of the Restructuring Agreement and to waive certain existing defaults under the Restructuring Agreement. The Waiver Agreement amended the Restructuring Agreement payment schedule to postpone the remaining April 2001 payment of $247,278 to February 2002 and the May 2001 payment of $247,278 to March 2002. As of the date of the Waiver Agreement King William has withdrawn and waived all defaults and violations.

  On July 11, 2001 the Company and King William entered into a Second Restructuring Agreement. The Company agreed to pay, and King William agreed to accept, in full and final satisfaction of the Debenture (i) a cash payment of $100,000, (ii) a $400,000 promissory note of Netgateway due August 2004 bearing interest at 8% per annum and (iii) the Final Conversion Shares as defined below. No accrued interest is payable in connection with these payments. The Final Conversion Shares insure that King William will receive sufficient shares so that on the day of the closing King William will beneficially own common shares equal to 9.99% of the then outstanding shares of Netgateway. In September 2001 the Company issued the final conversion shares equal to 2,800,000. King William has agreed to certain volume limitations relating to the subsequent sale of the shares and has also agreed to forgive the promissory note if the Company meets certain requirements including a minimum amount ($2,250,000) of proceeds King William is to receive from its sale of Company common stock.

(13) Convertible Long Term Notes

  Convertible promissory notes consist of the following at June 30, 2001:

   Convertible promissory notes issued in January 2001, net of debt discounts....................................................... $223,232
   Convertible promissory notes issued in April 2001, net of debt discounts.......................................................  218,940
                                                                     --------
                                                                     $442,172
   Less current portion.............................................      --
                                                                     --------
                                                                     $442,172
                                                                     ========

  In January 2001, the Company issued long term Convertible Promissory Notes ("Notes") in a private placement offering totaling $1,830,500. The Notes mature on July 1, 2004 and interest accrues at the rate of eight percent (8%) per annum. The Notes are convertible prior to the maturity date at the option of the holder any time after July 1, 2001, or by the Company at any time after July 1, 2001 upon certain conditions as detailed in the Notes into shares of common stock of the Company at $.25 per share, subject to conversion

                       NETGATEWAY, INC. AND SUBSIDIARIES
price adjustments as defined in the agreement. In connection with the sale of the Notes, the Company issued warrants to purchase a share of the Company's common stock at an exercise price of $.50 per share for every two shares of Common Stock into which the Note is originally convertible. The Company issued a total of 3,661,000 warrants in connection with the sale of the Notes, with an expiration date of sixty days.

  The beneficial conversion feature was initially valued at $2,700,000. The debt discount related to the warrants was initially valued at $1,200,000 using the Black-Scholes pricing model using the following assumptions; dividend yield of zero, expected volatility of 283%, risk-free interest rate of 5% and expected life of 5 years. The debt discount relating to the beneficial conversion feature and the warrants aggregated $1,830,500, the amount of the net proceeds of the financing and has been allocated based upon the relative fair value of the beneficial conversion feature and the warrants of $1,317,960 and $512,540, respectively. In accordance with Emerging Issues Task Force issue 00-27 effective November 16, 2000 the discount related to the beneficial conversion feature and the warrants will be amortized over the life of the related notes. The unamortized balance of the debt discount at June 30, 2001 is $1,607,268.

  In April 2001 the Company issued an additional $246,000 in convertible 8% Notes. The Notes mature on April 4, 2004 and the holder can convert at any time after July 1, 2001 at a rate of $.25 per share for common stock or the Company may convert at any time after July 1, 2001 upon certain conditions detailed in the Notes.

  The fair value of the beneficial conversion feature of $29,520 is recorded as debt discount in the accompanying balance sheet and will be amortized over the life of the Notes. As of June 30, 2001, the balance of the note was $218,940, net of the unamortized debt discount of $27,060. In connection with the issuance of the Notes in January and April 2001, the Company issued an aggregate of 250,000 warrants to a placement agent to purchase the Company's common stock at an exercise price of $0.30, and 225,000 warrants at an exercise price of $0.40. The warrants expire in five years from the issuance date, and were valued using the Black-Scholes pricing model using the following assumptions; dividend yield of zero, expected volatility of 227%, risk-free interest rate of 5% and expected life of 5 years, at $142,588 that was recorded as debt issuance costs included in other assets in the accompanying financial statements.

  On July 15, 2001 the Company sent a letter to all holders of the Notes dated in January and April explaining their right to convert their investment into common stock. The letter included a calculation of the interest the note holder had earned and offered to convert both the principal balance of the Note and the accrued interest into common stock at a conversions price of $0.25 per share. As of September 30, 2001 note holders representing $1,741,500 of principal balance exercised their right to convert both principal and accrued interest into common stock. Accordingly, 7,204,326 shares of common stock have been issued.

(14) Income Taxes

  Income tax expense for the year ended June 30, 2001 and 2000 represents the Utah and California state minimum franchise tax and is included in selling, general and administrative expenses in the accompanying consolidated statement of operations.

                       NETGATEWAY, INC. AND SUBSIDIARIES

  Income tax expense attributable to loss from operations during the year ended June 30, 2001 and 2000, differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent to loss from operations as a result of the following:

                                           2001          2000         1999
                                        -----------  ------------  -----------
   Computed "expected" tax benefit....  $(1,237,170) $(14,996,866) $(5,709,861)
   Decrease (increase) in income tax
    resulting from:
     State and local income tax
      benefit, net of federal effect..     (192,125)   (2,114,471)    (805,057)
     Change in the valuation allowance
      for deferred tax assets.........    1,657,117    14,133,260    6,470,884
     Other (including cancellation of
      debt)...........................     (227,822)      122,077       44,034
     Non-deductible stock
      compensation....................          --      2,856,000          --
                                        -----------  ------------  -----------
   Income tax expense.................  $       --   $        --   $       --
                                        ===========  ============  ===========

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 2001 and 2000 are presented below:

                                                       2001          2000
                                                   ------------  ------------
   Deferred tax assets:
     Net operating loss carryforwards............. $ 17,754,865  $ 13,848,761
     Stock option expense.........................    2,286,615     2,199,764
     Intangible assets, principally due to
      differences in amortization.................                     34,778
     Deferred compensation........................      471,501       368,151
     Accounts receivable principally due to
      allowance for doubtful accounts.............      998,477       802,120
     Accrued expenses.............................      110,306       542,632
     Other........................................      112,926       112,926
     Deferred revenue.............................    2,413,436     5,977,552
     Legal fees...................................      460,524       460,524
     Debt issuance costs..........................    1,550,938       407,971
                                                   ------------  ------------
       Total gross deferred tax assets............   26,159,588    24,755,179
       Less valuation allowance...................  (26,140,222)  (24,737,878)
   Deferred tax liability:
     Property and equipment, principally due to
      differences in depreciation.................      (19,366)      (17,301)
                                                   ------------  ------------
   Net deferred tax assets........................ $        --   $        --
                                                   ============  ============

  In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the projections for future taxable income over the periods which the deferred tax assets are deductible, management believe it is more likely than not that the Company will not realize the benefits of these deductible differences. Such potential future benefits have been fully reserved, and accordingly, there are no net deferred tax assets.

                       NETGATEWAY, INC. AND SUBSIDIARIES

  As of June 30, 2001, the Company has net operating loss ("NOL") carryforwards of approximately of $44,000,000 available to reduce future taxable income of which a substantial portion is subject to limitations in accordance with
Section 382 of the Internal Revenue Code. Additionally, the NOL carryforwards may be subject to further limitations should certain future ownership changes occur. The NOL carryforwards expire in various amounts from 2006 to 2021.

(15) Commitments and Contingencies

  The Company leases certain of its equipment and corporate offices under long-term operating lease agreements expiring at various dates through 2004. Future aggregate minimum obligations under operating leases as of June 30, 2001, exclusive of taxes and insurance, are as follows:

      Year ending June 30,
      2002........................................................... $  366,655
      2003...........................................................    328,410
      2004...........................................................    291,147
      Thereafter.....................................................     26,510
                                                                      ----------
      Total.......................................................... $1,012,722
                                                                      ==========

  Rental expense for the years ended June 30, 2001, 2000 and 1999 was approximately $582,000, $721,000 and $241,000, respectively.

  In connection with the merger in June 2000, the Company entered into employment agreements with four of its employees expiring June 2002. The agreements require aggregate salary payments of approximately $358,000, bonus payments in September 2000 of approximately $69,000 and the granting of 78,000 options to purchase the Company's common stock with an exercise price to be determined on the date of the grant. As of June 30, 2001 the options have not been granted.

  In January 2001, the Company entered into severance agreements with three former executives of the Company. The agreements require cash payments aggregating $97,000 through June 30, 2001, and two of them provide for a one-half interest in certain licenses and equipment owned by the Company and a grant of options to purchase common stock of the Company proportionate to any options granted to the Chairman of Board of the Company. In August 2001, two of the individuals issued a demand letter to the Company, claiming that certain payments stipulated in the agreements had not been made and purporting to reassert their rights under their respective employment agreements. As of June 30, 2001 no options have been granted to the Chairman of the Board or the former executives.

  The Company is involved in various legal proceedings arising in the normal course of its business. In the opinion of management, the outcome of which, if any, resulting from these matters will not have a material adverse effect on the results of operations, cash flows or financial position of the Company.

  The private placement conducted in January-April 2001 to a group of accredited investors occurred in part while a dormant but not effective registration statement was on file with the SEC with respect to a public offering of the Company's common stock by a third party deemed by current SEC interpretations to be an offering by the Company. Although the Company believes that these unregistered securities were issued pursuant to an available exemption under applicable securities laws, other current interpretations of securities regulators may not be consistent with their view and if in fact the interpretation is proven incorrect then, among other consequences, the purchasers of such securities would be entitled to exercise rescission rights with respect to their investment of total proceeds of $2,076,500, plus interest at rates determined by state statutes from the

                       NETGATEWAY, INC. AND SUBSIDIARIES
date of such offering to the date of payment. If the Company were required to make such an offer and it was accepted, then the required payments would exceed cash resources and require the Company to seek additional financing, most likely in the form of additional issuances of common stock, to make such payments and would materially and adversely effect the financial condition of the Company.

  From time to time, prior to the acquisition of Galaxy Enterprises, Galaxy Enterprises received inquiries from attorney general offices and other regulators about civil and criminal compliance matters with various state and federal regulations. These inquiries sometimes rose to the level of investigations and litigation. In the past, Galaxy Enterprises has received letters of inquiry from and/or has been made aware of investigations by the attorney generals of Hawaii, Illinois, Kentucky, Nebraska, North Carolina, Utah and Texas and from a regional office of the Federal Trade Commission. Galaxy Enterprises has responded to these inquiries and has generally been successful in addressing the concerns of these persons and entities, although there is generally no formal closing of the inquiry or investigation and certain of these, including Illinois and Utah, are believed to be ongoing. Hawaii has taken the position that Galaxy's marketing efforts, in their current form, must comply with its "Door-to-Door Sale Law." In the opinion of management, the outcome of any of these matters should not have a material adverse effect on the results of operations, cash flows or financial position of the Company.

(16) Stock Option Plan

  In June 1998, the Board of Directors approved, for future grants, 500,000 options to acquire an equivalent number of shares of common stock at an exercise price of $1 per share to certain senior management.

  In June 1998, the Board of Directors granted 100,000 options to acquire an equivalent number of shares of common stock at an exercise price of $6 per share as consideration for legal fees. The options vest ratably as services are provided and expire on April 30, 2005. During the year ended June 30, 1999, under the anti-dilution clause of the agreement, the number of options increased to 240,000 and the exercise price was decreased to $2.50 per share. As a result, compensation for the fair value of the options aggregating $479,708 was recorded. The fair value of the options on the date of repricing was estimated using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0%; risk-free interest rate of 5%; volatility of 100% and an expected life of 1.5 years.

  In July 1998, the Board of Directors adopted the 1998 Stock Compensation Program ("Program") which consists of, among other things, a non-qualified stock option plan. An aggregate of 1,000,000 shares were reserved for issuance under the Program. During the year ended June 30, 1999, the Company granted 983,348 options under the Program at exercise prices greater than and below the estimated market price of the Company's common stock on the date of grant ranging from $2.00 to $13.30 per share. The weighted-average fair value of options granted during the year ended June 30, 1999 under the Program was $3.44 per share. During the year ended June 30, 2000, the Company granted 126,416 options under the Program at exercise prices greater than and below the estimated market price of the Company's common stock on the date of grant ranging from $3.50 to $6.00 per share. The weighted-average fair value of options granted during the year ended June 30, 2000 under the Program was $3.59 per share. During the year ended June 30, 2001 the Company cancelled 603,256 options granted under the Program. The Company did not grant any options during the year ended June 30, 2001. As of June 30, 2001, options available for future grants under the Program totaled 653,632.

  In December 1998, the Board of Directors adopted the 1998 Stock Option Plan for Senior Executives. An aggregate of 5,000,000 shares were reserved for issuance under the Plan. During the year ended June 30, 1999, the Company granted 2,546,667 options under the Plan at exercise prices greater than and below the estimated

                       NETGATEWAY, INC. AND SUBSIDIARIES
market price of the Company's common stock on the date of grant ranging from $2.00 to $6.50 per share. The weighted-average fair value of the options granted under the Plan during the year ended June 30, 1999 was $2.69 per share. Subsequent to June 30, 1999, 2,246,667 of these options were cancelled. During the year ended June 30, 2000, the Company granted 550,714 options under the Plan at exercise prices greater than and below the estimated market price of the Company's common stock on the date of grant ranging from $3.50 to $9.25 per share. The weighted-average fair value of the options granted under the Plan during the year ended June 30, 2000 was $6.73 per share. During the year ended June 30, 2001 the Company granted 1,675,000 options under the Plan, with a weighted-average fair value of $.71 per share. As of June 30, 2001, there were 3,518,750 options available for future grants under the Plan.

  In July 1999, the Board of Directors adopted the 1998 Stock Option Plan for Non-Executives. An aggregate of 2,000,000 shares were reserved for issuance under the Plan; the reserve amount was later increased to 5,000,000 shares. During the year ended June 30, 2000, the Company granted 2,237,832 options under the Plan at exercise prices greater than and below the estimated market price of the Company's common stock on the date of grant ranging from $1.78 to $14.50 per share. The weighted-average fair value of the options granted under the Plan during the year ended June 30, 2000 was $7.34 per share. Also during the year ended June 30, 2000, 279,779 of these options were canceled. During the year ended June 30, 2001 the Company granted 1,655,500 options under the Plan, with a weighted-average fair value of $.74 per share. As of June 30, 2001, there were 3,468,268 options available for future grants under the Plan.

  Pursuant to the terms of the Company's merger with Galaxy Enterprises in June 2000, each outstanding option to purchase shares of Galaxy Enterprises' common stock under Galaxy Enterprises' 1997 Employee Stock Option Plan was assumed by the Company, whether or not vested and exercisable subject to the per share equivalent used to issue common shares in the merger accounted for as a pooling of interests. The Company assumed options exercisable for an aggregate of 1,063,470 shares of Netgateway common stock.

  The following is a summary of stock option activity under the Company's stock option plans:

                                                  Number of   Weighted-Average
                                                   Options     Exercise Price
                                                  ----------  ----------------
   Balance at June 30, 1998......................    756,711       $2.62
     Granted.....................................  3,827,983        3.80
     Exercised...................................     (6,895)       1.17
     Canceled or expired.........................   (488,033)       3.27
                                                  ----------       -----
   Balance at June 30, 1999......................  4,089,766       $3.65
     Granted.....................................  3,460,500        6.60
     Exercised...................................   (345,724)       3.40
     Canceled or expired......................... (2,691,901)       3.13
                                                  ----------       -----
   Balance at June 30, 2000......................  4,512,641       $6.24
     Granted.....................................  3,330,500        0.73
     Exercised...................................    (20,015)       0.25
     Canceled or expired......................... (4,082,750)       4.50
                                                  ----------       -----
   Balance at June 30, 2001......................  3,740,376       $2.11
                                                  ==========       =====

                       NETGATEWAY, INC. AND SUBSIDIARIES

  The following table summarizes information about shares under option as of June 30, 2001:

                       Outstanding                               Exerciseable
                       -----------                               ------------
                        Weighted-Average
   Range of                Remaining
   Exercise   Number of   Contractural   Weighted-Average Number of Weighted-Average
    Prices     Options        Life        Exercise Price   Options   Exercise Price
   --------   --------- ---------------- ---------------- --------- ----------------
    $0.25       545,150       9.52            $ 0.25        259,652      $ 0.25
    $0.50       551,000       9.52              0.50              0        0.50
    $0.75       541,000       9.52              0.75              0        0.75
    $.76-
     $1.00      583,000       9.50              1.00          6,000        0.98
    $1.01-
     $2.99      830,102       7.57              1.72        355,604        1.80
    $3.00-
     $5.99      165,215       8.56              3.78        149,741        3.79
    $6.00-
     $8.99      361,283       8.08              7.57        360,983        7.57
    $9.00-
    $11.31      163,626       8.20             10.30        141,978       10.46
              ---------       ----            ------      ---------      ------
              3,740,376       8.84            $ 2.11      1,273,958      $ 4.24
              =========       ====            ======      =========      ======

  The Company applies APB Opinion No. 25 in accounting for stock options granted to employees, under which no compensation cost for stock options is recognized for stock option awards granted at or above fair market value. The Company recognized $652,825 and $282,052 of compensation expense for options granted below fair market value during the years ended June 30, 2000 and 1999, respectively. The Company granted no employee stock options below market price during the year ended June 30, 2001.

  Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have been increased to the proforma amounts indicated below for the years ended June 30, 2001, 2000 and 1999.

                                         2001          2000          1999
                                      -----------  ------------  ------------
   Net Loss:
     As reported..................... $(3,638,736) $(44,108,429) $(15,140,478)
     Proforma........................ $(5,396,419) $(46,776,831) $(17,728,386)
   Net loss per share (basic and
    diluted):
     As reported..................... $     (0.16) $      (2.38) $      (1.21)
     Proforma........................ $     (0.24) $      (2.53) $      (1.41)

  The weighted average fair value at date of grant for options granted during 2001, 2000 and 1999, using the Black-Scholes pricing model is as follows; dividend yield of zero, respectively, expected volatility of 384%, 80% and 631%, respectively, risk free interest rate of 5%, 5.5%, and 5.5%, respectively and expected life of 4 years, respectively.

(17) Stockholder's Equity

  During the year ended June 30, 1999, the Company sold 1,564,134 units in exchange for $4,200,978. Each unit consisted of one share of common stock and one warrant to purchase an equivalent number of shares of common stock at an exercise price of $4.00. The warrants were exercisable at anytime prior to September 1, 1998. The estimated fair value of the warrants on the date of the grant was estimated to be $.02 using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0%; risk free interest rate of 5.16%; volatility of 100%; and an expected life of two months. The warrants were subsequently repriced at $2.00 per share and the exercise date was extended to October 1, 1998. The estimated fair value of the warrants on the date of repricing remained consistent with the fair value on date of grant. In October 1998,

                       NETGATEWAY, INC. AND SUBSIDIARIES

132,100 warrants were exercised to purchase 132,100 shares of common stock generating proceeds of $264,200.

  During the year ended June 30, 1999, the Company issued 366,500 shares of common stock valued at $1,262,200 as payment of consulting and legal services.

  During the year ended June 30, 1999, the Company issued warrants as consideration for various consulting fees and debt issue costs associated with the convertible debentures. The warrants were exercisable within two years from the dates of issuance. The fair value of the warrants on the dates of issuance was estimated to be $3,169,839 using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0%; risk-free interest rate of 5%; volatility of 100% and an expected life of 2 years. Accordingly, compensation expense of $2,340,720 in 1999 and $53,534 in 2000, debt issuance costs of $240,050 and interest expense of $535,535 was recorded in the accompanying consolidated financial statements.

  In November 1998, the Company entered into a settlement agreement with Michael Khaled, a stockholder of the Company, whereby four stockholders of the Company contributed 200,000 shares of common stock valued at $400,000 to Mr. Khaled. Additionally, the Company granted warrants to purchase 100,000 shares of common stock to the four stockholders who contributed their stock. The fair value of the warrants on the issuance date was estimated to be $420,000 using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0%; risk-free interest rate of 5%; volatility of 100% and an expected life of 2 years. Accordingly, compensation expense of $820,000 was recognized in the accompanying consolidated financial statements.

  During March 1999, the Company issued 30,000 shares of common stock valued at $127,500 as payment of debt issuance costs associated with the issuance of $160,000 of notes payable.

  In May 1999, the Company issued 35,000 shares of common stock valued at $175,000 to acquire internal-use software from UnitNetImaging (Shopping Planet). The value of the technology was capitalized in the accompanying consolidated financial statements.

  In January 1999, Galaxy Enterprises sold a $500,000 convertible promissory note bearing interest at 7% per annum to an institutional investor. During 1999, the note was converted into 108,017 shares of common stock for outstanding debt of $450,000. Along with the convertible promissory note, Galaxy Enterprises issued the institutional investor warrants to purchase 31,922 shares of common stock. The warrants are exercisable at $11.04 per share and expire January 11, 2002.

  During February and March 1999, Galaxy Enterprises entered into an agreement with an institutional investor, whereby the investor invested $1 million in exchange for 159,608 shares of Netgateway common stock. The investor was also issued warrants to purchase up to 159,608 additional shares of Netgateway common stock at an exercise price of $4.45 per share. The warrants expired on March 18, 2001.

  In July 1999, the Company entered into a Cable Reseller and Mall agreement with MediaOne of Colorado, Inc. (MediaOne) whereby the Company also issued to MediaOne 50,000 shares of common stock and warrants to purchase 200,000 shares of common stock. The exercise price of the warrants is dependent upon the market price of the Company's common stock on the date that the warrants are earned under certain performance criteria. As of June 30, 2001, the performance criteria had not been met.

  During the year ended June 30, 2000, the Company issued 538,598 shares of common stock valued at $3,660,498 for services, of which 500,000 shares were issued to the chief executive officer of the Company.

                       NETGATEWAY, INC. AND SUBSIDIARIES

  In November and December 1999, the Company sold 4,155,350 shares of common stock in a public offering generating net proceeds of $25,313,863. The Company also granted 190,250 warrants as stock issuance costs.

  In October 1999, the Company issued 1,188,773 shares of common stock upon the cashless exercise of warrants and 1,200,000 shares of common stock valued at $8,400,000 to three executives upon the cancellation of 1,980,000 options.

  During the period December 1999 through June 2000, the Company issued 239,576 shares of common stock upon the exchange of common stock of its StoresOnline.com, Ltd. subsidiary, pursuant to the terms of the original issuance of StoresOnline.com Ltd.'s common stock.

  During the year ended June 30, 2000, Galaxy Enterprises, the Company sold 145,926 shares of common stock in exchange for cash of $300,000.

  During the year ended June 30, 2001, the Company issued 37,144 shares of common stock upon the exchange of common stock of its StoresOnline.com, Ltd. subsidiary, pursuant to the terms of the original issuance of common stock of StoresOnline.com Ltd. In addition, the Company issued 20,015 shares upon the exercise of employee options and issued 7,000 shares at fair market value on the date of issuance of common stock pursuant to employment contracts during the year ended June 30, 2001. The Company also issued 1,513,167 shares of common stock to officers of the Company for payment of past due wages, employment agreement obligations, and accrued liabilities at fair market value on the date of issuance. In addition, the Company issued 393,333 shares of common stock to an officer of the Company as payment in full of a note due to the officer, and issued 40,800 shares of common stock to an outside party for services at fair market value on the date of issuance.

  In June 2001 pursuant to a private placement agreement, the Company received subscription agreements aggregating $398,200 for the sale of common stock at a price of $0.30 per share. As of to June 30, 2001 the Company collected $291,200 of these subscriptions and recorded a receivable of $107,000 which was subsequently received.

(18) Discontinued Operations

  On January 11, 2001, the Company sold all of the outstanding shares of IMI, Inc. (see Note 19) and accordingly has reported the operations of IMI as discontinued operations for all of the periods presented. Certain information with respect to discontinued operations of IMI is summarized as follows. Operating results for the year ended June 30, 2001 include the operating activity through January 11, 2001.

                                                    Year Ended
                                      ----------------------------------------
                                                     June 30,
                                      June 30, 2001    2000      June 30, 1999
                                      ------------- -----------  -------------
   Revenue...........................  $1,116,863   $ 5,275,110    $288,245
   Cost of Revenue...................     703,831     5,467,840     231,121
                                       ----------   -----------    --------
     Gross profit (loss).............     413,032      (192,730)     57,124
   Total operating expenses..........     698,580     1,124,467      54,111
                                       ----------   -----------    --------
   Income (loss) from discontinued
    operations before other item
    shown below......................    (285,548)   (1,317,197)      3,013
   Other income / (expense)..........        (232)       (1,318)        --
                                       ----------   -----------    --------
     Net income (loss) from
      discontinued operations........  $ (285,780)  $(1,318,515)   $  3,013
                                       ==========   ===========    ========

                       NETGATEWAY, INC. AND SUBSIDIARIES

(19) Extraordinary Items

  In August 1998, the agreement with ProSoft I-Net Solutions, Inc. (ProSoft ) for notes payable aggregating $2,387,622 was amended whereby the scheduled principal payments of $2,100,000 and $400,000 due in fiscal years 1999 and 2000, were changed to $1,800,000 and $700,000, respectively. During the year ended June 30, 1999, the Company repaid $700,000 of the notes payable to ProSoft. In December 1998, ProSoft released the Company from its remaining obligation under the notes. As of December 1998, the Company recognized $35,488 of imputed interest as interest expense. The remaining imputed interest balance was expensed upon extinguishments of the debt in December 1998. Additionally, Michael Khaled and Scott Beebe, who personally guaranteed repayment of the Company's obligations to ProSoft, paid ProSoft $200,000 in the aggregate to terminate their individual personal guarantees of the notes payable which was recorded as a capital contribution upon extinguishments of debt. Accordingly, the Company recorded $1,653,232 as a gain on extinguishments of debt during the year ended June 30, 1999.

  During the year ended June 30, 2001, the Company restructured its operations and combined its California facility with its facility in Utah. In connection with this decision certain assets of Netgateway, which were owned prior to the merger in June 2000, were disposed. In accordance with Accounting Principles Board Opinion No.16 Accounting for Business Combinations relating to the disposition of assets of the previously separate entities in a pooling of interests combination, the Company recorded an extraordinary charge of an aggregate of $1,091,052.

  On January 11, 2001, the Company sold all of the outstanding shares of IMI, Inc., dba Impact Media, a wholly-owned subsidiary, for $1,631,589 to Capistrano Capital, LLC ("Capistrano"). The principal shareholder of Capistrano subsequently became a stockholder of the Company. The Company received from Capistrano a cash payment of $300,000, with the balance owing of $1,331,589 in the form of a long-term note bearing interest at 8% per annum, payable by Capistrano. Principal payments under the note are due based on IMI's product sales, due no later than January 2011. Due to the uncertainty of the ultimate collectibility of the note, management has recorded a reserve on the entire note balance at June 30, 2001. The reserve has been netted against the gain on disposal of IMI. The net gain recorded on the sale of $363,656 has been included as an extraordinary item as a gain on disposal of assets subsequent to merger in the accompanying financial statements.

  In January 2001 the Company entered into an agreement with an unrelated third party to negotiate settlement agreements with vendors and other debtors, relating mainly to the business to business and cable commerce divisions. Prior to June 30, 2001 approximately $2.5 million in obligations were settled for approximately $800,000, resulting in an extraordinary gain of $1,688,956.

(20) Related Entity Transactions

  The Company utilizes the services of Electronic Commerce International, Inc. ("ECI"), a Utah corporation, which provides merchant accounts and leasing services to small businesses. ECI processes the financing of Company merchants' storefront leases and also sells software to the Company used for on-line, real-time processing of credit card transactions (merchant accounts). John J. Poelman, President, Chief Operating Officer, Director and a stockholder of the Company, is the sole stockholder of ECI. Total amounts for purchased merchant account software during the year ended June 30, 2001, 2000 and 1999 totaled $975,257, $1,110,404 and $483,387, respectively. During the years ended June 30, 2001, 2000 and 1999 the Company processed leasing transactions for its customers through ECI in the amounts of $3,386,231, $2,450,292, and $1,761,731, respectively. As of June 30, 2001 and 2000 the Company had a receivable from ECI for leases in process of $90,109 and $152,060, respectively. In addition, the Company has $516,858 and $103,741 recorded in accounts payable relating to the amounts owed to ECI for the purchase of the merchant account software.

                       NETGATEWAY, INC. AND SUBSIDIARIES

  During the year the Company issued 125,000 warrants to a director for nondirector services rendered. The warrants were valued using the Black-Scholes pricing model using the following assumptions; dividend yield of zero, expected volatility of 227%, risk-free interest rate of 4.6% and expected life of 5 years at $40,657.

(21) Segment Information

  The Company has operated under two principal business segments (Internet services and multimedia products). The primary business segment (Internet services) is engaged in the business of providing its customers the ability to
(i) acquire a presence on the Internet and (ii) to advertise and sell their products or services on the Internet. A secondary business segment (multimedia services) has been engaged in providing assistance in the design, manufacture and marketing of multimedia brochure kits, shaped compact discs and similar products and services intended to facilitate conducting business over the Internet. This second segment was sold on January 11, 2001 and accordingly is reported as discontinued operations in the accompanying consolidated statements of operations. As a result, the Company now operates in one business segment.

(22) Subsequent Event

  During July through September 2001, the Company sold additional shares of the Company's common stock at $.30 per share through a private placement for gross proceeds of $2.0 million.

                       NETGATEWAY, INC. AND SUBSIDIARIES

(23) Quarterly Financial Information (unaudited)

                                             Quarter Ended
                            ---------------------------------------------------
                             9/30/1999    12/31/1999    3/31/2000    6/30/2000
                            -----------  ------------  -----------  -----------
Revenue...................  $ 3,942,509  $  4,671,502  $ 6,587,123  $ 6,948,515
Gross profit..............    1,638,160     3,584,244    5,024,566    3,437,588
Loss from continuing
 operations...............   (5,143,546)  (21,687,644)  (7,550,983)  (8,407,741)
Loss from discontinued
 operations...............      (75,471)     (756,644)    (196,666)    (289,734)
Net loss..................  $(5,219,017) $(22,444,288) $(7,747,649) $(8,697,475)
Basic and diluted loss per
 share:
  Loss from continuing
   operations.............  $     (0.37) $      (1.23) $     (0.48) $     (0.23)
  Loss from discontinued
   operations.............  $     (0.01) $      (0.04) $     (0.01) $     (0.01)
Net loss..................  $     (0.38) $      (1.27) $     (0.49) $     (0.24)
Weighted average Common
 Shares Outstanding
 Basic and Diluted........   13,606,846    13,606,846   17,183,314   18,511,137
                                             Quarter Ended
                            ---------------------------------------------------
                             9/30/2000    12/31/2000    3/31/2001    6/30/2001
                            -----------  ------------  -----------  -----------
Revenue...................  $ 7,425,857  $ 14,179,643  $ 7,886,385  $13,508,648
Gross profit..............    5,235,950    11,952,131    5,753,014   11,633,863
Income (loss) from
 continuing operations....   (6,478,573)   (2,011,994)   1,211,000    2,965,051
Income (loss) from
 discontinued operations..     (201,462)      (83,190)      (1,128)         --
Income (loss) from
 extraordinary items......          --     (1,091,052)     363,656    1,688,956
Net income (loss).........  $(6,680,035) $ (3,186,236) $ 1,573,528  $ 4,654,007
Basic income (loss) per
 share:
  Income (loss) from
   continuing operations..  $     (0.30) $      (0.09) $      0.06  $      0.12
  Income (loss) from
   discontinued
   operations.............        (0.01)        (0.01)         --   $       --
  Income (loss) from
   extraordinary items....          --          (0.05)        0.02  $      0.07
Net income (loss).........  $     (0.31) $      (0.15) $      0.08  $      0.19
Diluted income (loss) per
 share:
  Income (loss) from
   continuing operations..  $     (0.30) $      (0.09) $     0.03*  $      0.09
  Income (loss) from
   discontinued
   operations.............        (0.01)        (0.01) $       --   $       --
  Income (loss) from
   extraordinary items....          --          (0.05) $     0.01*  $      0.04
Net income (loss).........  $     (0.31) $      (0.15) $     0.04*  $      0.13
Weighted average Common
 Shares Outstanding:
  Basic...................   21,691,464    21,691,464   21,694,791   24,044,018
  Diluted (1).............   21,691,464    21,691,464   41,274,115   39,500,847

--------
 * As Recalculated
(1) Includes the dilutive effect of options, warrants and convertible securities.

                                NETGATEWAY, INC.

                 Schedule II--Valuation and Qualifying Accounts

                    Years ended June 30, 2001, 1999 and 2000

                                      Balance
                                        at     Charged to             Balance at
                                     Beginning Costs and  Deductions/   End of
                                     of Period  Expenses   Write-off    Period
                                     --------- ---------- ----------- ----------
Year ended June 30, 2001
  Deducted from accounts receivable:
    Allowance for doubtful accounts
     and sales returns.............. $960,601  $3,475,492  $757,076   $3,679,017
Year ended June 30, 2000
  Deducted from accounts receivable:
    Allowance for doubtful accounts
     and sales returns..............   36,925   1,159,022   235,346      960,601
Year ended June 30, 1999
  Deducted from accounts receivable:
    Allowance for doubtful accounts
     and sales returns..............   43,832       3,000     9,907       36,925

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER

                          dated as of October 23, 2001

                                     among

                                NETGATEWAY, INC.

                         CATEGORY 5 TECHNOLOGIES, INC.

                                      and

                             C5T ACQUISITION CORP.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                   ARTICLE I

                                   The Merger

                                                                           Page
                                                                           ----
 Section 1.1  The Merger.................................................    2
 Section 1.2  Effective Time.............................................    2
 Section 1.3  Closing of the Merger......................................    2
 Section 1.4  Effects of the Merger......................................    2
 Section 1.5  Certificate of Incorporation and Bylaws....................    2
 Section 1.6  Directors..................................................    2
 Section 1.7  Officers...................................................    2

                                   ARTICLE II

                            Conversion of Securities

 Section 2.1  Conversion of Shares.......................................    3
 Section 2.2  Stock Options and Warrants.................................    3
 Section 2.3  Exchange Fund..............................................    4
 Section 2.4  Exchange Procedures........................................    4
 Section 2.5  Distributions with Respect to Unsurrendered Certificates...    5
 Section 2.6  No Further Ownership Rights in Company Common Stock........    5
 Section 2.7  No Fractional Shares of Parent Common Stock................    5
 Section 2.8  Termination of Exchange Fund...............................    5
 Section 2.9  No Liability...............................................    6
 Section 2.10 Investment of the Exchange Fund............................    6
 Section 2.11 Lost Certificates..........................................    6
 Section 2.12 Withholding Rights.........................................    6
 Section 2.13 Stock Transfer Books.......................................    6

                                  ARTICLE III

                 Representations and Warranties of the Company

 Section 3.1  Organization and Qualification; Subsidiaries...............    7
 Section 3.2  Capitalization of the Company and Its Subsidiaries.........    7
 Section 3.3  Authority Relative to This Agreement.......................    8
 Section 3.4  SEC Reports; Financial Statements..........................    8
 Section 3.5  No Undisclosed Liabilities.................................    9
 Section 3.6  Absence of Changes.........................................    9
 Section 3.7  Information Supplied.......................................   11
 Section 3.8  Consents and Approvals.....................................   11
 Section 3.9  No Default.................................................   11
 Section 3.10 Real Property..............................................   12
 Section 3.11 Litigation.................................................   12
 Section 3.12 Compliance with Applicable Law; Permits....................   13
 Section 3.13 Employee Plans.............................................   13
 Section 3.14 Labor Matters..............................................   15
 Section 3.15 Environmental Matters......................................   15
 Section 3.16 Tax Matters................................................   17
 Section 3.17 Absence of Questionable Payments...........................   19

                                       i

                                                                           Page
                                                                           ----
 Section 3.18 Material Contracts.........................................   19
 Section 3.19 Subsidies..................................................   20
 Section 3.20 Intellectual Property......................................   20
 Section 3.21 Opinion of Financial Advisor...............................   22
 Section 3.22 Brokers....................................................   22
 Section 3.23 DGCL (S)203................................................   22

                                   ARTICLE IV

            Representations and Warranties of Parent and Merger Sub

 Section 4.1  Organization and Qualification; Subsidiaries...............   23
 Section 4.2  Capitalization of Parent...................................   23
 Section 4.3  Authority Relative to This Agreement.......................   24
 Section 4.4  SEC Reports; Financial Statements..........................   24
 Section 4.5  No Undisclosed Liabilities.................................   24
 Section 4.6  Absence of Changes.........................................   25
 Section 4.7  Information Supplied.......................................   26
 Section 4.8  Consents and Approvals.....................................   26
 Section 4.9  No Default.................................................   27
 Section 4.10 Real Property..............................................   27
 Section 4.11 Litigation.................................................   28
 Section 4.12 Compliance with Applicable Law; Permits....................   28
 Section 4.13 Employee Plans.............................................   28
 Section 4.14 Labor Matters..............................................   30
 Section 4.15 Environmental Matters......................................   31
 Section 4.16 Tax Matters................................................   32
 Section 4.17 Absence of Questionable Payments...........................   33
 Section 4.18 Material Contracts.........................................   33
 Section 4.19 Subsidies..................................................   34
 Section 4.20 Intellectual Property......................................   34
 Section 4.21 No Prior Activities........................................   36
 Section 4.22 Brokers....................................................   36

                                   ARTICLE V

                    Covenants Related to Conduct of Business

 Section 5.1  Conduct of Business of the Company and ePenzio, Inc. ......   37
 Section 5.2  Conduct of Business of Parent..............................   39
 Section 5.3  Access to Information......................................   39

                                   ARTICLE VI

                             Additional Agreements

 Section 6.1  Preparation of S-4 and the Proxy Statement.................   41
 Section 6.2  Letter of Accountants......................................   41
 Section 6.3  Meeting....................................................   41
 Section 6.4  Reasonable Best Efforts....................................   42
 Section 6.5  Acquisition Proposals......................................   43
 Section 6.6  Public Announcements.......................................   44
 Section 6.7  Directors' and Officers' Indemnification and Insurance.....   44

                                       ii

                                                                          Page
                                                                          ----
 Section 6.8  Notification of Certain Matters...........................   45
 Section 6.9  Tax-Free Reorganization Treatment.........................   45
 Section 6.10 Employee Matters..........................................   45
 Section 6.11 Company Affiliate Agreements..............................   46
 Section 6.12 SEC and Other Filings.....................................   46
 Section 6.13 Fees and Expenses.........................................   46
 Section 6.14 Obligations of Merger Sub.................................   47
 Section 6.15 Antitakeover Statutes.....................................   47
 Section 6.16 Parent Board Seats........................................   47
 Section 6.17 Delivery of Disclosure Schedules..........................   47

                                  ARTICLE VII

                    Conditions to Consummation of the Merger

 Section 7.1  Conditions to Each Party's Obligations to Effect the
              Merger....................................................   48
 Section 7.2  Conditions to the Obligations of Parent and Merger Sub....   48
 Section 7.3  Conditions to the Obligations of the Company..............   49

                                  ARTICLE VIII

                         Termination; Amendment; Waiver

 Section 8.1  Termination by Mutual Agreement...........................   51
 Section 8.2  Termination by Either Parent or the Company...............   51
 Section 8.3  Termination by the Company................................   51
 Section 8.4  Termination by Parent.....................................   52
 Section 8.5  Effect of Termination and Abandonment.....................   52
 Section 8.6  Amendment.................................................   53
 Section 8.7  Extension; Waiver.........................................   53

                                   ARTICLE IX

                                 Miscellaneous

 Section 9.1  Entire Agreement; Assignment..............................   54
 Section 9.2  Nonsurvival of Representations and Warranties.............   54
 Section 9.3  Notices...................................................   54
 Section 9.4  Governing Law.............................................   55
 Section 9.5  Descriptive Headings......................................   55
 Section 9.6  Parties in Interest.......................................   55
 Section 9.7  Severability..............................................   55
 Section 9.8  Specific Performance......................................   55
 Section 9.9  Counterparts..............................................   55
 Section 9.10 Interpretation............................................   55
 Section 9.11 Definitions...............................................   56

                                    EXHIBITS

Company Affiliate Agreement................................................. A-1
Lock-Up Agreement........................................................... B-1
Company Certificate......................................................... C-1
Parent Certificate.......................................................... D-1

                                      iii

                          AGREEMENT AND PLAN OF MERGER

  This Agreement and Plan of Merger (the "Agreement"), dated as of October 23, 2001, is among NetGateway, Inc., a Delaware corporation (the "Company"), Category 5 Technologies, Inc., a Nevada corporation ("Parent"), and C5T Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent ("Merger Sub"). Certain capitalized and non-capitalized terms used herein are defined in Section 9.11.

                                    RECITALS

  Whereas, the boards of directors of the Company, Parent and Merger Sub each have, in light of and subject to the terms and conditions set forth herein, approved this Agreement and the transactions contemplated hereby, including the Merger (as hereinafter defined), and the boards of directors of the Company and Merger Sub have declared the Merger advisable and fair to, and in the best interests of, their respective stockholders;

  Whereas, pursuant to the Merger, among other things, and subject to the terms and conditions of this Agreement, all of the issued and outstanding shares of stock of the Company shall be converted into shares of common stock, par value $.001 per share, of Parent (collectively, "Parent Common Stock");

  Whereas, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that this Agreement shall be, and is hereby, adopted as a plan of reorganization for purposes of
Section 368(a) of the Code; and

  Whereas, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger as set forth in this Agreement.

  Now, Therefore, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Merger Sub hereby agree as follows:

                                   ARTICLE I

                                   The Merger

  Section 1.1 The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), Merger Sub shall be merged with and into the Company (the "Merger"). Following the Merger, the Company shall continue as the surviving corporation (the "Surviving Corporation") and the separate corporate existence of Merger Sub shall cease.

  Section 1.2 Effective Time. Subject to the provisions of this Agreement, Parent, Merger Sub and the Company shall cause the Merger to be consummated by filing a Certificate of Merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware (the "Secretary") in such form as required by, and executed in accordance with, the relevant provisions of the DGCL, as soon as practicable on or after the Closing Date (as hereinafter defined). The Merger shall become effective upon the filing of such Certificate of Merger with the Secretary or at such later time as agreed in writing by Parent and the Company and specified in the Certificate of Merger (the "Effective Time").

  Section 1.3 Closing of the Merger. The closing of the Merger (the "Closing") will take place as soon as practicable at a time and on a date to be specified by the parties (the "Closing Date"), which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in
Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), at the offices of Snell & Wilmer, L.L.P., 15 West South Temple, Suite 1200, Salt Lake City, Utah 84101, or at such other time, date or place as agreed to in writing by the parties hereto.

  Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

  Section 1.5 Certificate of Incorporation and Bylaws. Effective immediately following the Merger, the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable Law (as hereinafter defined); provided, however, that at the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended to provide that the name of the corporation is Category 5 Marketing, Inc. Effective immediately following the Merger, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until amended in accordance with applicable Law.

  Section 1.6 Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office from the Effective Time in accordance with the charter and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

  Section 1.7 Officers. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office from the Effective Time in accordance with the charter and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

                                       2

                                   ARTICLE II

                            Conversion of Securities

  Section 2.1 Conversion of Shares.

  (a) At the Effective Time, each issued and outstanding share of the common stock, par value $.001 per share, of Merger Sub shall, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company, be converted into one fully paid and non-assessable share of common stock of the Surviving Corporation.

  (b) At the Effective Time, each share of common stock, par value $.001 per share, of the Company, ("Company Common Stock"), issued and outstanding immediately prior to the Effective Time (individually, a "Share" and collectively, the "Shares") (other than Shares to be cancelled in accordance with Section 2.1(c) hereof or stockholders exercising appraisal rights under DGCL Section 262 (the "Dissenting Shares")) shall, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder thereof, be converted into the right to receive 0.181818 shares of Parent Common Stock (referred to herein as the "Exchange Ratio," and all such shares of Parent Common Stock issued pursuant to this Section 2.1(b), together with any cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to Section 2.7, being referred to herein as the "Merger Consideration") payable, without interest, to the holder of such Company Common Stock upon surrender, in the manner provided in this Article II, of the certificate that formerly evidenced such Company Common Stock. At the Effective Time, the total number of issued and outstanding shares of Company Common Stock shall not exceed 49,500,000 shares. At the Effective Time, all Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefore upon surrender of such certificate in accordance with this Article II.

  (c) At the Effective Time each Share of Company Common Stock held by the Company, Parent, or any of their subsidiaries shall be cancelled and extinguished without any consideration therefor.

  (d) The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock) reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock or Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

  Section 2.2 Stock Options and Warrants.

  (a) As soon as practicable following the date of this Agreement, Parent and the Company (or, if appropriate, any committee of the Board of Directors of the Company administering the Company's stock option plans or arrangements (collectively, the "Company Option Plans")) shall take such action, and the Company shall obtain all such agreements and consents, if any, as may be required to effect the following provisions of this Section 2.2. Except as set forth in Section 7.1(d), Parent acknowledges that in connection with the transactions contemplated hereby that rights to acquire up to 3,000,000 shares of Company Common Stock pursuant to Company Stock Options granted to employees, officers, directors and consultants of the Company under the Company Option Plans shall become fully vested and exercisable in accordance with Company Option Plans. As of the Effective Time each outstanding option to purchase shares of Company Common Stock pursuant to the Company Option Plans (a "Company Stock Option") shall be replaced by a new substitute option to purchase shares of Parent Common Stock granted under the terms of Parent's stock option plan (in each case, an "Assumed Stock Option") as follows:

    (i) In the case of any Company Stock Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code,
  (x) the number of shares of Parent Common Stock subject

                                       3
  to the Assumed Stock Option shall be the product (truncated to the nearest whole share) of the number of shares of Common Stock subject to the Company Stock Option multiplied by the Exchange Ratio, and (y) the exercise price per share of Parent Common Stock under the Assumed Stock Option shall be the quotient (rounded up to the nearest $.01) of the exercise price per share of Company Common Stock under the Company Stock Option immediately prior to the Effective Time divided by the Exchange Ratio.

    (ii) In the case of any other Company Stock Option, (x) the number of shares of Parent Common Stock subject to the Assumed Stock Option shall be the product (rounded up to the nearest whole share) of the number of shares of Company Common Stock subject to the Company Stock Option multiplied by the Exchange Ratio, and (y) the exercise price per share under the Assumed Stock Option shall be the quotient (truncated to the nearest $.01) of the exercise price per share of Company Common Stock under the Company Stock Option immediately prior to the Effective Time divided by the Exchange Ratio.

    (iii) Except as set forth in Section 7.1(d) and as determined by the Evaluation Committee (as defined in Section 5.1), each Assumed Stock Option shall be subject to the same expiration date and vesting provisions as were applicable to the relevant Company Stock Option immediately prior to the Effective Time.

    (iv) As of the Effective Time each outstanding warrant to purchase shares of Company Common Stock (a "Company Warrant") shall be assumed by Parent and the Company Warrant shall evidence the holders right to purchase shares of Parent Common Stock (in each case, an "Assumed Warrant"), as adjusted herein. The number of shares of Parent Common Stock subject to the Assumed Warrant shall be the product (rounded up to the nearest whole share) of the number of shares of Company Common Stock subject to the Company Warrant multiplied by the Exchange Ratio, and (y) the exercise price per share under the Assumed Warrant shall be the quotient (rounded to the nearest $.01) of the exercise price per share of Company Common Stock under the Company Warrant immediately prior to the Effective Time divided by the Exchange Ratio. Each Assumed Warrant shall be subject to the same expiration date and other terms as were applicable to the relevant Company Warrant immediately prior to the Effective Time.

  Section 2.3 Exchange Fund. Prior to the Effective Time, Parent shall appoint a commercial bank or trust company reasonably acceptable to the Company to act as exchange agent hereunder for the purpose of exchanging Shares for the Merger Consideration (the "Exchange Agent"). At or prior to the Effective Time, Parent shall deposit with the Exchange Agent, in trust for the benefit of holders of Shares (other than Parent, the Company and any of their respective subsidiaries and the holders of Dissenting Shares), certificates representing the Parent Common Stock issuable pursuant to Section 2.1 in exchange for outstanding Shares. Parent agrees to make available to the Exchange Agent from time to time as needed, sufficient cash amounts payable in lieu of fractional shares of Parent Common Stock pursuant to Section 2.7 and any dividends and other distributions payable pursuant to Section 2.5. Any cash and certificates of Parent Common Stock, together with any dividends or distributions with respect thereto, deposited with the Exchange Agent shall hereinafter be referred to as the "Exchange Fund."

  Section 2.4 Exchange Procedures. Promptly after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares (the "Certificates") whose shares were converted pursuant to Section 2.1(b) into Parent Common Stock (i) a letter of transmittal which shall specify that delivery shall be effective, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and which letter shall be in customary form and have such other provisions as Parent and the Company may reasonably specify; and (ii) instructions for effecting the surrender of such Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) a certificate or certificates representing that number of shares of Parent Common Stock representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 2.1 and (B) any dividends or other distributions to which such holder is entitled

                                       4
pursuant to Section 2.5 and cash in lieu of fractional shares pursuant to
Section 2.7, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or will accrue on any cash payable pursuant to Section
2.5 or Section 2.7. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, certificates evidencing, in the aggregate, the proper number of shares of Parent Common Stock, a check in the proper amount of cash in lieu of any fractional shares of Parent Common Stock pursuant to Section 2.7 and any dividends or other distributions to which such holder is entitled pursuant to
Section 2.5, may be issued with respect to such Shares to such a transferee if the Certificate representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid.

  Section 2.5 Distributions with Respect to Unsurrendered Certificates. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate, and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.7 until such holder shall surrender such Certificate in accordance with Section
2.4. Subject to the effect of applicable Laws, following surrender of any such Certificate, there shall be paid to such holder of shares of Parent Common Stock issuable in exchange therefor, without interest, (a) promptly after the time of such surrender, the amount of any cash payable in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to
Section 2.7 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender, payable with respect to such shares of Parent Common Stock.

  Section 2.6 No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued and cash paid upon conversion of the Shares in accordance with the terms of Article I and this Article II (including any cash paid pursuant to Sections 2.5 and 2.7) shall be deemed to have been issued or paid in full satisfaction of all rights under the DGCL pertaining to the Shares.

  Section 2.7 No Fractional Shares of Parent Common Stock.

  (a) No certificates or scrip of shares of Parent Common Stock representing fractional shares of Parent Common Stock or book-entry credit of the same shall be issued upon the surrender for exchange of Certificates and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Common Stock.

  (b) Notwithstanding any other provision of this Agreement, each holder of Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Common Stock multiplied by (ii) the closing price on the National Association of Securities Dealers OTC Electronic Bulletin Board ("OTBB") for a share of Parent Common Stock on the date of the Effective Time. As promptly as practicable after the determination of the aggregate amount of cash to be paid to holders of fractional interests, the Exchange Agent shall notify Parent and Parent shall cause the Surviving Corporation to deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

  Section 2.8 Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for twelve months after the Effective Time shall be delivered to the Surviving Corporation or otherwise on the instruction of the Surviving Corporation, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation and Parent for the Merger Consideration with respect to the Shares formerly represented thereby to

                                       5
which such holders are entitled pursuant to Section 2.1 and Section 2.4, any cash in lieu of fractional shares of Parent Common Stock to which such holders are entitled pursuant to Section 2.7 and any dividends or distributions with respect to shares of parent Common Stock to which such holders are entitled pursuant to Section 2.5.

  Section 2.9 No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent, or any directors, officers, employees or agents of each of the foregoing shall be liable to any person in respect of any Parent Common Stock, any dividends or distributions with respect thereto, any cash in lieu of fractional shares of Parent Common Stock or any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

  Section 2.10 Investment of the Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis. Any interest and other income resulting from such investments promptly shall be paid to Parent.

  Section 2.11 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the Shares formerly represented thereby, any cash in lieu of fractional shares of Parent Common Stock and unpaid dividends and distributions on shares of Parent Common Stock deliverable in respect thereof, pursuant to this Agreement.

  Section 2.12 Withholding Rights. Each of the Surviving Corporation, Parent and the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any applicable Law. To the extent that amounts are so withheld by the Surviving Corporation, Parent or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect to which such deduction and withholding was made by the Surviving Corporation, Parent or the Exchange Agent, as the case may be.

  Section 2.13 Stock Transfer Books. The stock transfer books of the Company shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of Shares thereafter on the records of the Company. On or after the Effective Time, any Certificates presented to the Surviving Corporation, Exchange Agent (in its capacity as Exchange Agent) or Parent for any reason shall be converted into the Merger Consideration with respect to the Shares formerly represented thereby, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.7 and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.5 and the Certificates so presented shall be cancelled.

                                       6

                                  ARTICLE III

                 Representations and Warranties of the Company

  Except as set forth in the disclosure schedule delivered by the Company to Parent prior to the execution of this Agreement (the "Company Disclosure Schedule") or as set forth in the Company SEC Reports (as defined in Section 3.4) filed prior to the date hereof or as permitted under Section 5.1 hereof, the Company hereby represents and warrants to each of Parent and Merger Sub as follows:

  Section 3.1 Organization and Qualification; Subsidiaries.

  (a) The Company and each of its subsidiaries is, or will be as of the Effective Time, a corporation or legal entity duly organized, validly existing and in good standing under the applicable Laws of the jurisdiction of its incorporation or organization and has all requisite corporate, partnership or similar power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted.

  (b) Exhibit 21 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001 sets forth a list of all subsidiaries of the Company. Except as listed therein or in Section 3.1 of the Company Disclosure Schedule, the Company does not own, directly or indirectly, beneficially or of record, any shares of capital stock or other securities of any other entity or any other investment in any other entity.

  (c) The Company is, and each of its subsidiaries is or will be as of the Effective Time, duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased, or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing is not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its subsidiaries taken as a whole.

  (d) The Company has heretofore delivered to Parent accurate and complete copies of the certificate of incorporation and bylaws, as currently in effect, of the Company. The Company has heretofore delivered to Parent accurate and complete copies of the charter or certificate of incorporation and bylaws (or other similar organizational and governing documents), as currently in effect, of each of its subsidiaries.

  Section 3.2 Capitalization of the Company and Its Subsidiaries.

  (a) The authorized stock of the Company consists of: (i) 240,000,000 shares of Company Common Stock, of which 41,998,565 shares are issued and outstanding as of the date hereof and (ii) 5,000,000 shares of Preferred Stock, par value $.001 per share, of which, as of the date hereof, no shares are issued and outstanding. All of the issued and outstanding Shares have been validly issued, and are duly authorized, fully paid, non-assessable and no holder of any securities of the Company has any preemptive rights. As of the date hereof, (i) 1,468,750 Shares are reserved for issuance and issuable upon or otherwise deliverable in connection with the exercise of outstanding Company Stock Options issued pursuant to the Company's 1998 Stock Option Plan for Senior Executives, (ii) 84,321 Shares are reserved for issuance and issuable upon or otherwise deliverable in connection with the exercise of outstanding Company Stock Options issued pursuant to the Company's 1998 Stock Compensation Plan,
(iii) 1,434,799 Shares are reserved for issuance and issuable upon or otherwise deliverable in connection with the exercise of outstanding Company Stock Options issued pursuant to the Company's 1999 Stock Option Plan for Non-executives, and (iv) 730,846 Shares are reserved for issuance and issuable upon or otherwise deliverable in connection with the exercise of outstanding Company Stock Options issued pursuant to the Company's Galaxy Enterprises Stock Option Plan. Except as set forth above, as of the date hereof, there are no outstanding (i) shares of stock or other voting securities of the Company; (ii) securities of the Company or any of its subsidiaries convertible into or exchangeable for shares of stock or voting securities of the Company; (iii) options or other rights to acquire from the Company or any of its subsidiaries, and no obligations of the Company or any of its subsidiaries to issue, any stock, voting securities, or securities convertible into or exchangeable for stock or voting securities of the Company; or

                                       7

(iv) equity equivalents, interests in the ownership or net income of the Company, or other similar rights (including stock appreciation rights) (collectively, "Company Securities"). There are no outstanding obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its subsidiaries is a party or to which it is bound relating to the voting of any shares of capital stock of the Company.

  (b) All of the outstanding capital stock of the Company's subsidiaries is owned by the Company, directly or indirectly, free and clear of any Lien or any other limitation or restriction (including, any restriction on the right to vote or sell the same) except as may be provided as a matter of Law. There are no debt or equity securities of the Company or its subsidiaries convertible into or exchangeable for, no options or other rights to acquire from the Company or its subsidiaries, and no other contract, understanding, arrangement, or obligation (whether or not contingent) providing for the issuance or sale, directly or indirectly of, any capital stock or other ownership interests in, or any other securities of, any subsidiary of the Company. There are no outstanding contractual obligations of the Company or its subsidiaries to repurchase, redeem, or otherwise acquire any outstanding shares of capital stock or other ownership interests in any subsidiary of the Company. None of the Company's subsidiaries owns any capital stock of the Company. For purposes of this Agreement, "Lien" means, in respect of any asset (including any security) any mortgage, lien, pledge, charge, security interest, or encumbrance of any kind in respect of such asset.

  Section 3.3 Authority Relative to This Agreement.

  (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby and thereby (other than, in respect of the Merger and this Agreement, the Company Requisite Vote (as hereinafter defined)). This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid, legal, and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

  (b) As of the date hereof, the Board of Directors of the Company (the "Company Board") has, by unanimous vote of those present (who constituted 100% of the directors then in office), duly and validly authorized the execution and delivery of this Agreement and approved the consummation of the transactions contemplated hereby and thereby, taken all corporate actions required to be taken by the Company Board for the consummation of the transactions, including the Merger, contemplated hereby and has resolved (i) this Agreement and the transactions contemplated hereby, including the Merger, taken together, to be advisable and fair to, and in the best interests of, the Company and its stockholders; and (ii) to recommend that the stockholders of the Company approve and adopt this Agreement and approve the Merger. The Company Board has directed that this Agreement be submitted to the stockholders of the Company for their approval and adoption. The affirmative approval of the holders of Shares representing a majority of the votes that may be cast by the holders of all outstanding Shares (voting as a single class) as of the record date for the Company (the "Company Requisite Vote") is the only vote of the holders of any class or series of stock of the Company necessary to approve and adopt this Agreement and approve the Merger.

  Section 3.4 SEC Reports; Financial Statements. Since June 1, 1999, the Company has filed all forms, reports and documents with the SEC required to be filed by it under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act" and the "Company SEC Reports", respectively), each of which complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, each as in effect on the dates such Company SEC Reports were filed. None of the Company SEC Reports contained, when filed, any untrue statement of a

                                       8
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

material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent amended prior to the date hereof by a subsequently filed Company SEC Report. The consolidated financial statements of the Company included in the Company SEC Reports complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC in respect thereof and fairly presented, in conformity with United States generally accepted accounting principles applied on a consistent basis during the periods involved ("GAAP") (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated subsidiaries, in each case as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended (subject, in the case of the unaudited interim financial statements, to the absence of footnote disclosure and to normal year-end adjustments). For purposes of this Agreement, "Company Balance Sheet" means the consolidated balance sheet of the Company as of June 30, 2001, as set forth in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001, and "Company Balance Sheet Date" means June 30, 2001. Since the Company Balance Sheet Date, there has not been any change, or any application or request for any change, by the Company or any of its subsidiaries in accounting principles, methods or policies for financial accounting or Tax purposes, other than as a result of any changes under GAAP or other relevant accounting principles or changes required by any applicable Tax rule or regulation.

  Section 3.5 No Undisclosed Liabilities. There are no material liabilities of the Company or any of its subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, which are required to be reflected in its financial statements (or in the notes thereto) in accordance with GAAP, other than: (a) liabilities disclosed, provided for or reserved against in the Company Balance Sheet or in the notes thereto; (b) liabilities arising in the ordinary course of business after the date of the Company Balance Sheet or which arose in the ordinary course of business prior to the date of the Company Balance Sheet but were not required to be disclosed, provided for or reserved against in the Company Balance Sheet; (c) liabilities disclosed in the Company SEC Reports prior to the date hereof; and (d) liabilities arising under this Agreement and (e) liabilities set forth in
Section 3.5 of the Company Disclosure Schedule.

  Section 3.6 Absence of Changes. Except as contemplated by this Agreement or as set forth in Section 3.6 of the Company Disclosure Schedule, or as disclosed in the Company's SEC Reports prior to the date hereof, since the Company Balance Sheet Date, the Company and its subsidiaries have conducted their business in the ordinary and usual course consistent with past practice and there has not been:

    (a) any event, occurrence or development which had or is reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its subsidiaries taken as a whole;

    (b) any declaration, setting aside or payment of any dividend or other distribution in respect of any shares of capital stock of the Company or (except to the Company or other subsidiaries) any subsidiary, any split, combination or reclassification of any shares of capital stock of the Company or any subsidiary, or any repurchase, redemption or other acquisition by the Company or any of its subsidiaries of any Company or subsidiary securities;

    (c) any amendment or change to the certificate of incorporation or bylaws of the Company or any amendment of any term of any outstanding security of the Company or any of its subsidiaries that would materially increase the obligations of the Company or any such subsidiary under such security;

    (d) (i) any incurrence or assumption by the Company or any subsidiary of any indebtedness for borrowed money other than under existing credit facilities (or any renewals, replacements or extensions that do not increase the aggregate commitments thereunder) except (A) in the ordinary and usual course of business consistent with past practice or (B) as permitted by Section 5.1, or (ii) any guarantee, endorsement, or other incurrence or assumption of liability (whether directly, contingently or otherwise) by the Company or any of its subsidiaries for the obligations of any other person (other than any wholly

                                       9
  owned subsidiary of the Company), other than in the ordinary and usual course of business consistent with past practice;

    (e) any creation or assumption by the Company or any of its subsidiaries of any Lien on any material asset of the Company or any of its subsidiaries other than in the ordinary and usual course of business consistent with past practice;

    (f) any making of any loan, advance or capital contribution to or investment in any person by the Company or any of its subsidiaries other than (i) as permitted by Section 5.1, (ii) loans, advances or capital contributions to or investments in wholly owned subsidiaries of the Company, (iii) loans or advances to employees of the Company or any of its subsidiaries in the ordinary course of business consistent with past practice or (iv) extensions of credit to customers in the ordinary course of business consistent with past practice;

    (g) any contract or agreement entered into by the Company or any of its subsidiaries on or prior to the date hereof relating to any material acquisition or disposition of any assets or business, other than contracts or agreements in the ordinary and usual course of business consistent with past practice and those contemplated by this Agreement;

    (h) any modification, amendment, assignment, termination or relinquishment by the Company or any of its subsidiaries of any contract, license or other right (including any insurance policy naming it as a beneficiary or a loss payable payee) that is reasonably expected to have a Material Adverse Effect, after taking into account the benefit of the consideration, if any, received in exchange for agreeing to such modification, amendment, assignment, termination or relinquishment, on the Company and its subsidiaries taken as a whole;

    (i) any material change in any method of accounting or accounting principles or practice by the Company or any of its subsidiaries, except for any such change required by reason of a change in GAAP;

    (j) any (i) grant of any severance or termination pay to any director, officer or employee of the Company or any of its subsidiaries exceeding the amounts set forth in the Company's severance plans or agreements listed in Sections 3.13(a) or 3.18 of the Company Disclosure Schedule; (ii) entering into of any employment, deferred compensation, severance, consulting, termination or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of the Company or any of its subsidiaries whose annual cash compensation exceeds $100,000 other than changes or amendments that do not and will not result in increases of more than five percent in the salary, wages or other compensation of any such person; (iii) increase in benefits payable under any existing severance or termination pay policies or employment agreements; or (iv) increase in compensation, bonus or other benefits payable to directors, officers or employees of the Company or any of its subsidiaries other than, in the case of clause (iv) only, increases prior to the date hereof in compensation, bonus or other benefits payable to directors, officers or employees of the Company or any of its subsidiaries in the ordinary and usual course of business consistent with past practice or merit increases in salaries of employees at regularly scheduled times in customary amounts consistent with past practices;

    (k) any change or amendment of the contracts, salaries, wages or other compensation of any officer, director, employee, agent or other similar representative of the Company or any of its subsidiaries whose annual cash compensation exceeds $100,000 other than changes or amendments that do not and will not result in increases of more than five percent in the salary, wages or other compensation of any such person;

    (l) any adoption, entering into, amendment, alteration or termination of (partially or completely) any Company Benefit Plan or Company Employee Arrangement except as contemplated by this Agreement or to the extent required by applicable Law or GAAP;


                                       10

    (m) any entering into of any contract with an officer, director, employee or other similar representative of the Company or any of its subsidiaries (other than a contract described in Section 3.6(j)) that is not terminable, without penalty or other liability, upon not more than 60 calendar days' notice; or

    (n) any (i) making or revoking of any material election relating to Taxes, (ii) settlement or compromise of any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, or (iii) change to any material methods of reporting income or deductions for federal income tax purposes.

  Section 3.7 Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock as required by the terms of this Agreement pursuant to the Merger (the "S-4"), at the time the S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the proxy statement relating to the Company Stockholder Meeting to be held in connection with the Merger (the "Proxy Statement") will, at the date mailed to stockholders and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event in respect of the Company, its officers and directors or any of its subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the S-4 or the Proxy Statement, the Company shall promptly so advise Parent and such event shall be so described, and such amendment or supplement (which Parent shall have a reasonable opportunity to review) shall be promptly filed with the SEC and, as required by Law, disseminated to the stockholders of the Company. The Proxy Statement, insofar as it relates to the Company Stockholder Meeting, will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made under this Section 3.7 with respect to any statements made or incorporated by reference in the S-4 or the Proxy Statement based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference therein.

  Section 3.8 Consents and Approvals. Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, state securities or blue sky Laws, the filing and acceptance for record of the Certificate of Merger as required by the DGCL, and such other filings, permits, consents and approvals which, if not obtained or made, are not reasonably expected to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole, no filing with or notice to, and no permit, authorization, consent or approval of, any court or tribunal or administrative, governmental or regulatory body, agency or authority, whether domestic or foreign (a "Governmental Entity") is necessary for the execution and delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby or thereby.

  Section 3.9 No Default. Neither the Company nor any of its subsidiaries is in violation of any term of its charter, certificate or articles of incorporation or bylaws (or other similar organizational or governing documents. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby will not (A) result in any violation of or conflict with, constitute a default under (with or without due notice or lapse of time or both), require any consent, waiver or notice under any term of, or result in the reduction or loss of any benefit or the creation or acceleration of any right or obligation (including any termination rights) under, (i) the charter, certificate or articles of incorporation or bylaws (or other similar organizational or governing documents) of the Company or any of its subsidiaries, (ii) any material agreement, material note, material bond, material mortgage, material indenture, material contract, material lease, material Company Permit or other material obligation or material right to which the Company or any of its subsidiaries is a party or by which any of the assets or properties of the Company or any of its subsidiaries is bound, or (iii) any applicable Law, domestic or foreign law, order, writ, injunction, decree, ordinance, award, stipulation, statute, judicial or administrative doctrine, rule or regulation entered by a

                                       11

Governmental Entity ("Law"), except in the case of clause (ii) and (iii) where any of the foregoing is not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its subsidiaries taken as a whole, or (B) result in the creation of (or impose any obligation on the Company or any of its subsidiaries to create) any Lien upon any of the material assets or properties of the Company or any of its subsidiaries pursuant to any such term.

  Section 3.10 Real Property.

  (a) The Company has provided Parent with the address, general use of, and period of ownership or occupancy of all of the real property the Company and its subsidiaries use or occupy or have the right to use or occupy, now or in the future, pursuant to any lease, sublease, or other occupancy agreement other than daily usage arrangements in connection with its Internet preview sessions and Internet training workshops (the "Company Leased Facilities"). No real property is owned, leased or used by the Company or its current subsidiaries in the course of their respective businesses other than the Company Leased Facilities.

  (b) With respect to each Company Leased Facility:

    (i) the Company will make available to Parent a true, correct, and complete copy of the lease, sublease or other occupancy agreement for such Company Leased Facility (and all modifications, amendments, and supplements thereto and all side letters to which Company or any of its subsidiaries is a party affecting the obligations of any party thereunder) (each such agreement is referred to herein as a "Company Real Property Lease");

    (ii) to the Company's knowledge, the Company or its subsidiary has a good and valid leasehold interest in such Company Leased Facility free and clear of all Liens, except (x) Taxes and general and special assessments not in default and payable without penalty and interest, and (y) easements, covenants and other restrictions that do not materially impair the current use, occupancy or value, or the marketability of the Company's or its subsidiary's interest in such real property;

    (iii) to the Company's knowledge, each Real Property Lease constitutes the valid and legally binding obligation of the parties thereto, enforceable in accordance with its terms, and is in full force and effect;

    (iv) all rent and other sums and charges payable by the Company or its subsidiary as tenant under the Company Real Property Lease covering the Company Leased Facility are current, no event or condition giving rise to a right to terminate or uncured default on the part of the tenant or, to the Company's knowledge, the landlord, exists under the Company Real Property Lease. No party to such Company Real Property Lease has given written notice to the Company or any of its subsidiaries or made a claim in writing against the Company or any of its subsidiaries in respect of any breach or default thereunder; and

    (v) neither the Company nor its subsidiary has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered its leasehold interest in the Company Leased Facility.

  Section 3.11 Litigation. Except as disclosed in Section 3.11 of the Company Disclosure Schedule, there is no other suit, claim, action, proceeding or, to the Company's knowledge, investigation, pending or, to the Company's knowledge, threatened which is reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its subsidiaries taken as a whole. Except as disclosed in Section 3.11 of the Company Disclosure Schedule or the Company SEC Reports, none of the Company or its subsidiaries is subject to any outstanding order, writ, injunction or decree which is reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its subsidiaries taken as a whole. To the Company's knowledge, there is no action, suit, proceeding or investigation pending or threatened against any current or former officer, director, employee or agent of the Company or any of its subsidiaries (in his or her capacity as such) which is reasonably expected to give rise to a claim for contribution or indemnification against the Company or any of its subsidiaries. Notwithstanding the foregoing, any shareholder litigation or litigation by any Governmental Entity, in each case brought or threatened against the Company or any officer, director, employee or agent of the Company in any respect of this Agreement or the transactions

                                       12
contemplated hereby, shall not be deemed to have, or contribute to, a Material Adverse Effect on the Company and its subsidiaries taken as a whole.

  Section 3.12 Compliance with Applicable Law; Permits. The Company and its subsidiaries hold all permits, licenses, variances, exemptions, orders, and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the "Company Permits"), except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which are not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its subsidiaries taken as a whole. The Company and its subsidiaries are in compliance with the terms of the Company Permits, except where the failure to comply is not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its subsidiaries taken as a whole. The businesses and operations of the Company and its subsidiaries comply in all respects with all Laws applicable to the Company or its subsidiaries, except where the failure to so comply is not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its subsidiaries taken as a whole.

  Section 3.13 Employee Plans.

  (a) Section 3.13(a) of the Company Disclosure Schedule sets forth a true, correct, and complete list of:

    (i) all material "employee benefit plans," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), under which the Company or any of its subsidiaries has any obligation or liability, contingent or otherwise, including, but not limited to, (i) all severance plans or arrangements; and (ii) any supplemental or U.S. non-qualified retirement plans or arrangements (the "Company Benefit Plans"); and

    (ii) all employment, consulting, termination, severance or individual compensation agreements (other than any such agreement which is terminable within 90 days without liability or at any time without liability exceeding two weeks' salary for each year of employment or, in the case of employees whose annual cash compensation exceeds $100,000, three months' salary, or is legally mandated by applicable non-U.S. law); all stock award, stock option, stock purchase or other equity-based (including phantom stock or stock appreciation rights) plans or arrangements; all material bonus or other incentive compensation plans or agreements (including, but not limited to, any such plan or agreement covering any officer or employee whose annual cash compensation exceeds $70,000; all material salary continuation or deferred compensation plans or agreements (including, but not limited to, any such plan or agreement covering any current or former officer or employee whose annual cash compensation exceeds $70,000; in each case, as to which the Company or any of its subsidiaries has any obligation or liability (contingent or otherwise) (the "Company Employee Arrangements").

  (b) In respect of each Company Benefit Plan, a complete and correct copy of each of the following documents (if applicable) has been provided to Parent:
(i) the most recent plan and related trust documents, and all amendments thereto; (ii) the most recent summary plan description, and all related summaries of material modifications thereto; (iii) the most recent Form 5500 (including, schedules and attachments); (iv) the most recent Internal Revenue Service ("IRS") determination letter; and (v) the most recent actuarial reports (including for purposes of Financial Accounting Standards Board report nos. 87, 106 and 112).

  (c) Except as disclosed in Section 3.13(c) of the Company Disclosure Schedule, none of the Company Benefit Plans or Company Employee Arrangements is subject to Title IV of ERISA, constitutes a defined benefit retirement plan or is a multi-employer plan described in Section 3(37) of ERISA, and the Company and its subsidiaries do not have any material obligation or liability (contingent or otherwise) in respect of any such plans to the extent such plans constitute a defined benefit retirement plan or a multi-employer plan described in Section 3(37) of ERISA. The Company and its subsidiaries are not members of a group of trades or businesses (other than that consisting of the Company and its subsidiaries) under common control or treated as a single employer pursuant to Section 414 of the Code.


                                       13

  (d) The Company Benefit Plans and their related trusts intended to qualify under Sections 401 and 501(a) of the Code, respectively, have received a favorable determination letter from the IRS and the Company has no knowledge that any event has occurred since the date of such letter that could cause the IRS to revoke such determination. Any voluntary employee benefit association which provides benefits to current or former employees of the Company and its subsidiaries, or their beneficiaries, is and has been qualified under
Section 501(c)(9) of the Code.

  (e) All contributions or other payments required to have been made by the Company and its subsidiaries to or under any Company Benefit Plan or Company Employee Arrangement by applicable Law or the terms of such Company Benefit Plan or Company Employee Arrangement (or any agreement relating thereto) have been timely and properly made or have been accrued in the Company's financial statements.

  (f) The Company Benefit Plans and Company Employee Arrangements have been maintained and administered in accordance with their terms and applicable Laws and all required returns, reports, and filings (including, but not limited to annual reports on Form 5500) have been timely filed. No individual who has performed services for the Company or any of its subsidiaries has been improperly excluded from participation in any Company Benefit Plan or Company Employee Arrangement, except where the failure to so maintain and administer such Company Benefit Plans or the exclusion of any such individuals is not reasonably expected to have, individually or in the aggregate.

  (g) There are no pending or, to the Company's knowledge, threatened actions, claims, or proceedings against or relating to any Company Benefit Plan or Company Employee Arrangement (other than routine benefit claims by persons claiming benefits thereunder), and, to the knowledge of the Company, there are no facts or circumstances which could form a reasonable basis for any of the foregoing, except for such actions, claims or proceedings which are not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its subsidiaries taken as a whole.

  (h) The Company and its subsidiaries do not have any material obligation or liability (contingent or otherwise) to provide post-retirement life insurance or health benefits coverage for current or former officers, directors, or employees of the Company or any of its subsidiaries except (i) as may be required under Part 6 of Title I of ERISA at the sole expense of the participant or the participant's beneficiary, (ii) a medical expense reimbursement account plan pursuant to Section 125 of the Code, or (iii) through the last day of the calendar month in which the participant terminates employment with the Company or any subsidiary of the Company.

  (i) Except as set forth in Section 3.13(i) of the Company Disclosure Schedule, none of the assets of any Company Benefit Plan is stock of the Company or any of its affiliates, or property leased to or jointly owned by the Company or any of its affiliates.

  (j) Except as disclosed in Section 3.13(j) of the Company Disclosure Schedule or in connection with equity compensation, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment becoming due to any employee (current, former, or retired) of the Company or any of its subsidiaries, (ii) increase any benefits under any Company Benefit Plan or Company Employee Arrangement (determined without regard to the "materiality" limits set forth in the definitions of such terms), or (iii) result in the acceleration of the time of payment of, vesting of, or other rights in respect of any such benefits.

  (k) The Company has no employees outside of the United States other than United States based employees who have begun to travel on an intermittent basis outside the United States in connection with its recent global expansion.

  (l) The aggregate number of shares of Company Common Stock purchasable under all outstanding purchase rights under the Company Option Plans does not exceed the maximum number of shares remaining available for issuance under such plan.

                                       14

  (m) Neither the Company, nor, to the best knowledge of Company, any other plan "fiduciary" or "party in interest" (as such terms are defined in Sections 3(21) and 3(14) of ERISA) of any Company Benefit Plans has engaged in any transaction in violation of Sections 404 or 406 of ERISA or any "prohibited transaction," as such term is defined in Section 4975 of the Code, for which no exemption exists under Section 408 of ERISA, Section 4975 of the Code, or has engaged in any transaction that may result in the imposition of any excise tax under Sections 4971 through 4980E of the Code, or otherwise incurred a liability for any excise tax, other than excise taxes that have been paid or have otherwise been disclosed in Section 3.13(n) of the Company Disclosure Schedule.

  Section 3.14 Labor Matters.

  (a) The Company and its subsidiaries are not parties to any labor or collective bargaining agreement, and no employees of the Company or any of its subsidiaries are represented by any labor organization. There are no representation or certification proceedings, or petitions seeking a representation proceeding, pending or, to the Company's knowledge, threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. Within the last twelve months, to the Company's knowledge, there have been no organizing activities involving the Company or any of its subsidiaries in respect of any group of employees of the Company or any of its subsidiaries.

  (b) There are no strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances or other material labor disputes pending or threatened in writing against or involving the Company or any of its subsidiaries. There are no unfair labor practice charges, grievances or complaints pending or, to the Company's knowledge, threatened in writing by or on behalf of any employee or group of employees of the Company or any of its subsidiaries which, if individually or collectively resolved against the Company or any of its subsidiaries, would reasonably be expected to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole.

  (c) There are no complaints, charges or claims against the Company or any of its subsidiaries pending or, to the Company's knowledge, threatened to be brought or filed with any Governmental Entity or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by the Company or any of its subsidiaries which, if individually or collectively resolved against the Company or any of its subsidiaries, would reasonably be expected to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole, and, to the knowledge of the Company, there are no facts or circumstances which could form a reasonable basis for any of the foregoing.

  (d) There has been no "mass layoff" or "plant closing" as defined by the Worker Adjustment and Retraining Notification Act, as amended ("WARN"), in respect of the Company or any of its subsidiaries within the six months prior to the Effective Time.

  (e) All employees of the Company and its subsidiaries possess all applicable passports, visas, permits and other authorizations required by all applicable immigration or similar Laws to be employed by and to perform services for and on behalf of the Company and its subsidiaries, except where the failure to possess such passports, visas, permits or other authorizations would not, individually or in the aggregate, reasonably be expected to materially affect the conduct of business by the Company or its subsidiaries. The Company and its subsidiaries, and their employees, have complied in all material respects with all applicable immigration and similar Laws.

  Section 3.15 Environmental Matters.

  (a) For purposes of this Agreement:

    (i) "Environmental Law" means all federal, state, local or foreign Law, or other legal requirement regulating or prohibiting Releases of Hazardous Materials into the indoor or outdoor environment, or

                                       15
  pertaining to the protection of natural resources or wildlife, the environment or public and employee health and safety or pollution or the exposure to Hazardous Materials, including the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") (42 U.S.C. Section 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C.
  Section 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. Section 6901 et seq.), the Clean Water Act (33 U.S.C. Section 1251 et seq.), the Clean Air Act (42 U.S.C. Section 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. Section 7401 et seq.), the Atomic Energy Act (42 U.S.C. Section 2014 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. Section 136 et seq.), the Communications Act (47 U.S.C. Section 151 et seq.), and the Occupational Safety and Health Act (29 U.S.C. Section 651 et seq.) ("OSHA"), as such laws or other legal requirements have been and may be amended or supplemented through the Closing Date;

    (ii) "Hazardous Material" means any substance, material or waste which is regulated pursuant to any applicable Environmental Law as a "hazardous waste," "hazardous material," "hazardous substance," "contaminant," "toxic waste," "toxic substance," "source material," "special nuclear material," "byproduct material," "high-level radioactive waste," "low-level radioactive waste," "spent nuclear material" or "radio frequency" and includes petroleum, petroleum products and petroleum by-products and waste;

    (iii) "Release" means any release, spill, emission, leaking, pumping, dumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, or into or out of any property currently or formerly owned, operated or leased by the applicable party or its subsidiaries; and

    (iv) "Remedial Action" means all actions, including any capital expenditures, required by a Governmental Entity or required under or taken pursuant to any Environmental Law, to (A) clean up, remove, treat, remediate or address any Hazardous Materials in the indoor or outdoor environment; (B) prevent the Release or threat of Release, or minimize the further Release of any Hazardous Material so it does not endanger or threaten to endanger the public or employee health or welfare or the indoor or outdoor environment; (C) perform pre-remedial studies and investigations or post-remedial monitoring and care pertaining or relating to a Release.

  (b) Except as set forth in Section 3.15 of the Company Disclosure Schedule:

    (i) The operations of the Company and its subsidiaries are in material compliance with all Environmental Laws, and the Company is not aware of any facts, circumstances or conditions which, without significant capital expenditures, would prevent material compliance in the future;

    (ii) To the Company's knowledge, the Company and its subsidiaries have obtained all Company Permits, required under applicable Environmental Laws for the continued operations of their respective businesses; the Company and its subsidiaries have made all material filings, reports and notices required under any Environmental Law for the past and future operations of their respective businesses;

    (iii) The Company and its subsidiaries are not subject to any outstanding written orders or material contracts or agreements with any Governmental Entity or other person respecting (A) Environmental Laws, (B) any Remedial Action, (C) any Release or threatened Release of a Hazardous Material, or
  (D) an assumption of responsibility for environmental claims of another person or entity;

    (iv) The Company and its subsidiaries have not received any written communication alleging, in respect of any such party, the material violation of or liability (real or potential) under any Environmental Law; or requesting, with respect to any such party, information with respect to an investigation pursuant to CERCLA, or any foreign or state counterpart thereto, or any other Environmental Law;

    (v) To the Company's knowledge, neither the Company nor any of its subsidiaries has any material contingent liability in connection with any Remedial Action or the Release of any Hazardous Material (whether on-site or off-site) or employee or third party exposure to Hazardous Materials;

                                       16

    (vi) To the Company's knowledge, the operations of the Company and its subsidiaries involving the generation, transportation, treatment, storage or disposal of Hazardous Materials are in material compliance with applicable Environmental Laws and, to the Company's knowledge, there has been no disposal by the Company or its subsidiaries of any Hazardous Materials on or in any site listed or formally proposed to be listed on the National Priorities List promulgated pursuant to CERCLA or any foreign or state remedial priority list promulgated or maintained pursuant to comparable foreign or state law, except where such disposal would not reasonably be expected to create a material adverse liability for the Company;

    (vii) To the Company's knowledge, there is not now nor has there been in the past, on, in or at any Company Leased Facility, Company Former Facility (defined as all of the real property formerly owned, leased or used, other than those used solely for office or administrative purposes, by the Company or any of its current or former subsidiaries or corporate predecessors in interest at any time in the past), or any other facility for which the Company or its subsidiaries has assumed responsibility for environmental claims, any of the following: (A) any underground storage tanks; (B) landfills, dumps or surface impoundments; (C) any Company planned, ongoing or completed Remedial Action; (D) any asbestos-containing materials; or (E) any polychlorinated biphenyls;

    (viii) There is not now, nor to the Company's knowledge, has there been in the past, on, in or at any Company Leased Facility, Company Former Facility, or any other facility for which the Company or its subsidiaries has assumed responsibility for environmental claims, any site on or formally proposed to be listed on the National Priority List promulgated pursuant to CERCLA or any foreign or state remedial priority list promulgated or published pursuant to any comparable foreign or state law; and

    (ix) No judicial or administrative proceedings are pending or, to the Company's knowledge, threatened against the Company or its subsidiaries alleging the material violation of or seeking to impose material liability pursuant to any Environmental Law and, to the Company's knowledge, there are no investigations pending or threatened against the Company or any of its subsidiaries under Environmental Laws.

  (c) The Company will make available to Parent copies of all material environmentally related assessments, audits, investigations, or similar reports (and, upon reasonable specific request, sampling reports) in its possession or control and which were prepared in the last five years (and, upon reasonable specific request, earlier information) relating to the Company or its subsidiaries or any real property currently or formerly owned, operated or leased by or for the Company or its subsidiaries, including any Company Leased Facility, or Company Former Facility.

  Section 3.16 Tax Matters.

  (a) Each of the Company and its subsidiaries has timely filed (or has had timely filed) all Tax Returns required to be filed by it (or on its behalf). All such Tax Returns are complete and correct in all material respects. The Company and its subsidiaries have paid all Taxes due for the periods covered by such Tax Returns. The most recent Company SEC Reports reflect an adequate reserve for all Taxes payable by the Company and its subsidiaries for all Taxable periods and portions thereof through the date of such Company SEC Reports. The Company has previously delivered (or, in the case of foreign Tax Returns and audit reports, will deliver) to Parent copies of (i) all federal, state, local and foreign income and franchise Tax Returns filed by the Company and its subsidiaries relating to any taxable periods of the Company or any of its subsidiaries that remains subject to audit under applicable statutes of limitations; and (ii) any audit report issued within the last three years (or otherwise in respect of any audit or investigation in progress) relating to Taxes due from or in respect of the Company or its subsidiaries.

  (b) No material deficiencies for any Taxes have been proposed, asserted, or assessed against the Company or its subsidiaries that have not been fully paid or adequately provided for in the appropriate financial statements of the Company, no requests for waivers of the time to assess any Taxes are pending, and no power

                                       17
of attorney in respect of any Taxes has been executed or filed with any taxing authority. No material issues relating to Taxes have been raised by the relevant taxing authority during any presently pending audit or examination. All income and franchise Tax Returns filed by or on behalf of the Company and its subsidiaries for the taxable years set forth on the Company Disclosure Schedule have been reviewed by the relevant taxing authority or the statute of limitations with respect to such Tax Returns has expired.

  (c) No material Liens for Taxes exist in respect of any assets or properties of the Company or its subsidiaries, except for statutory Liens for Taxes not yet due.

  (d) Neither the Company nor any of its subsidiaries is a party to or is bound by any Tax sharing agreement, Tax indemnity obligation, or similar agreement, arrangement, or practice in respect of Taxes (whether or not written) (including any advance pricing agreement, closing agreement, or other agreement relating to Taxes with any taxing authority).

  (e) Neither the Company nor any of its subsidiaries (i) has ever been a member of an affiliated group within the meaning of Section 1504(a) of the Code (or any similar or analogous group defined under a similar or analogous state, local or foreign Law) other than an affiliated group the common parent of which is the Company, or (ii) has any liability under Treasury Regulation Section 1.1502-6 (or any predecessor or successor thereof or analogous or similar provision under state, local or foreign Law), as a transferee or successor, by contract or otherwise for Taxes of any affiliated group of which the Company is not the common parent.

  (f) Neither the Company nor any of its subsidiaries has taken or agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

  (g) Except as set forth in Section 3.16(g) of the Company Disclosure Schedule, there are no employment, severance, or termination agreements or other compensation arrangements currently in effect which provide for the payment of any amount (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement that individually or collectively (either alone or upon the occurrence of any additional or subsequent event), could give rise to a payment which is nondeductible by reason of Section 280G of the Code.

  (h) The Company and its subsidiaries have complied in all material respects with all Laws applicable to the payment and withholding of Taxes and have duly and timely withheld from employee salaries, wages and other compensation and have paid over to the appropriate taxing authority all amounts required to be so withheld and paid over for all periods under all applicable Laws.

  (i) No federal, state, local, or foreign audits or other administrative proceedings or court proceedings are presently pending in respect of any Taxes or Tax Returns of the Company or its subsidiaries and neither the Company nor its subsidiaries have received a written notice of any pending audit or proceeding.

  (j) Except as set forth in Section 3.16(j) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has agreed to or is required to make any adjustment under Section 481(a) of the Code or any similar provision of state, local or foreign Law by reason of a change in accounting method initiated by the Company or its subsidiaries or has any knowledge that a taxing authority has proposed any such adjustment or change in accounting method, or has any application pending with any taxing authority requesting permission for any changes in accounting methods that relate to the business or operations of the Company or its subsidiaries.

  (k) Except as set forth in Section 3.16(k) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is a party to any contract, agreement, or other arrangement which could result in the payment of amounts that could be nondeductible by reason of Section 162(m) of the Code, provided that no representation or warranty is made as to performance-based or equity-based compensation.


                                       18

  (l) Neither the Company nor any of its subsidiaries has received any private letter rulings from the IRS or comparable rulings from other taxing authorities.

  (m) Neither the Company nor any of its subsidiaries has constituted either a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

  (n) Neither the Company nor any of its subsidiaries (i) engaged in any "intercompany transactions" in respect of which gain was and continues to be deferred pursuant to Treasury Regulation Section 1.1502-13 or any predecessor or successor thereof or analogous or similar provision under state, local or foreign Law; or (ii) has "excess loss accounts" in respect of the stock of any subsidiary pursuant to Treasury Regulation Section 1.1502-19, or any predecessor or successor thereof or analogous or similar provision under state, local or foreign Law.

  For purposes of this Agreement, "Tax" or "Taxes" means all federal, state, local or foreign Taxes, charges, fees, imposts, duties, levies, gaming or other assessments, including, all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property, and estimated Taxes, customs duties, fees, assessments and charges of any kind whatsoever, together with any interest and any penalties, fines, additions to Tax or additional amounts imposed by any taxing authority (domestic or foreign) and shall include any transferee liability in respect of Taxes, any liability in respect of Taxes imposed by contract, Tax sharing agreement, Tax indemnity agreement or any similar agreement. "Tax Returns" means any report, return, document, declaration, or any other information or filing required to be supplied to any taxing authority or jurisdiction (domestic or foreign) in respect of Taxes, including, information returns, any document in respect of or accompanying payments or estimated Taxes, or in respect of or accompanying requests for the extension of time in which to file any such report, return document, declaration, or other information, including amendments thereof and attachments thereto.

  Section 3.17 Absence of Questionable Payments. To the Company's knowledge, neither the Company nor any of its subsidiaries nor any director, officer, agent, employee or other person acting on behalf of the Company or any of its subsidiaries, has used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any other domestic or foreign Law. To the Company's knowledge, neither the Company nor any of its subsidiaries nor any director, officer, agent, employee or other person acting on behalf of the Company or any of its subsidiaries has accepted or received any unlawful contributions, payments, gifts or expenditures.

  Section 3.18 Material Contracts.

  (a) Set forth in Section 3.18(a) of the Company Disclosure Schedule is a list of all contracts and agreements (and all amendments, modifications and supplements thereto and all side letters to which the Company or any of its subsidiaries is a party affecting the obligations of any party thereunder) to which the Company or any of its subsidiaries is a party or by which any of its assets or properties are bound that are material to the business, assets or properties of the Company and its subsidiaries taken as a whole, all:
(i) executory employment, executory severance, material product design or development, executory personal services, material consulting, executory non-competition or material indemnification contracts (including, any material contract to which the Company or any of its subsidiaries is a party involving employees of the Company), but excluding normal indemnification provisions under license or sale contracts; (ii) licensing, merchandising or distribution agreements involving the payment of more than $100,000 per year; (iii) contracts granting a right of first refusal or first negotiation involving in excess of $100,000; (iv) partnership or joint

                                       19
venture agreements; (v) any agreements for the acquisition, sale or lease of material assets or properties of the Company (by merger, purchase or sale of assets or stock or otherwise) entered into since June 30, 2000 involving a payment in excess of $100,000; (vi) contracts or agreements with any Governmental Entity involving the payment of more than $50,000 per year; (vii) loan or credit agreements, mortgages, indentures or other agreements or instruments evidencing indebtedness for borrowed money by the Company or any of its subsidiaries or any such agreement pursuant to which indebtedness for borrowed money may be incurred, in each case involving in excess of $100,000;
(viii) agreements that purport to limit, curtail or restrict the ability of the Company or any of its subsidiaries to compete in any geographic area or line of business; (ix) assembly (packaging), testing, or supply agreements, in each case, involving in excess of $100,000 per year; (x) agreements, written or oral, with any officers, directors, shareholders of the Company or any member of the immediate family of any officer, director, or shareholder of the Company; and (xi) commitments and agreements to enter into any of the foregoing (collectively, together with any such contracts entered into in accordance with Section 5.1, the "Company Material Contracts"). Section 3.18 of the Company Disclosure Schedule sets forth a list of all Material Contracts and the Company has heretofore made available to Parent true, correct, and complete copies of all such Material Contracts.

  (b) To the Company's knowledge, each of the Company Material Contracts constitutes the valid and legally binding obligation of the Company or its subsidiaries, enforceable in accordance with its terms, and is in full force and effect. There is no material default under any Company Material Contract either by the Company (or its subsidiaries) or, to the Company's knowledge, by any other party thereto, and no event has occurred that with the giving of notice, the lapse of time, or both would constitute a material default thereunder by the Company (or its subsidiaries) or, to the Company's knowledge, any other party. As of the date hereof, to the Company's knowledge, no party has notified the Company in writing that it intends to terminate or fail to extend any contract between such person and the Company within one year of the date of the Agreement, except for any such termination or failure as would not have a Material Adverse Effect on the Company and its subsidiaries taken as a whole.

  (c) To the Company's knowledge, no party to any such Company Material Contract has given notice to the Company of or made a claim against the Company in respect of any material breach or default thereunder by the Company or a subsidiary.

  (d) Except as set forth in Section 3.18(d) of the Company Disclosure Schedule, no consent of any third party is required under any Company Material Contract as a result of or in connection with, and the enforceability of any Company Material Contract will not be affected in any manner by, the execution, delivery, and performance of this Agreement or the consummation of the transactions contemplated hereby.

  Section 3.19 Subsidies. Section 3.19 of the Company Disclosure Schedule sets forth a list of all material grants, material subsidies and similar material arrangements directly or indirectly between or among the Company or any of its subsidiaries, on the one hand, and any domestic or foreign Governmental Entity or any other person, on the other hand. Except as set forth on Section 3.19 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has requested, sought, applied for or entered into any material grant, material subsidy or similar material arrangement directly or indirectly from or with any domestic or foreign Governmental Entity or any other person.

  Section 3.20 Intellectual Property.

  (a) As used herein, the term "Intellectual Property" means domestic and foreign letters patent, patents, patent applications, patent licenses, know-how licenses, trademark registrations and applications, service mark registrations and applications and copyright registrations and applications, databases, software licenses, trade names, trade secrets, technical knowledge, know-how, confidential information, customer lists, proprietary processes, techniques, formulae and "mask works" (as such terms are defined in 17 U.S.C. 901), and related ownership, use and other rights (including rights of renewal and rights to sue for past, present and future infringements or misappropriations thereof).

                                       20

  (b) To the Company's knowledge, and except as are not reasonably expected to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole: (i) each item of the Company's Intellectual Property comprised of registered copyrights, copyright applications, patents, patent applications, trademarks, and trademark applications are in compliance with applicable legal requirements relating to the registration or maintenance of such item (including payment of filing, examination and maintenance fees and proofs of working or use, as applicable) other than any requirement that if, not satisfied, would not result in a revocation or otherwise materially affect the enforceability of the item of Company Intellectual Property in question, and the Company has taken reasonable steps to protect the Company's Intellectual Property; (ii) the Company and its subsidiaries own or have the right to use, free and clear of all Liens, all Company Intellectual Property and unregistered works of authorship, common law marks, trademarks and service marks, and rights and inventions necessary for the operation of the businesses of the Company and its subsidiaries as presently conducted and as presently proposed to be conducted; (iii) each material item of Company Intellectual Property owned or used by the Company and its subsidiaries immediately prior to the Effective Time will be owned or available for use by the Surviving Corporation immediately subsequent to the Effective Time; (iv) the Company and its subsidiaries have taken all action deemed by the Company or the relevant subsidiary to be necessary or reasonable, but in no event less than all commercially reasonable action, to protect and preserve the confidentiality of all Company Intellectual Property consisting of trade secrets; (v) the Company has had and continues to have a requirement that all employees of the Company and its subsidiaries must execute a non-disclosure agreement which includes an agreement to assign to the Company or its subsidiaries all rights to the Company's Intellectual Property originated or invented by such employee relating to the business of the Company and its subsidiaries; and (vi) no trade secret or confidential know-how material to the business of the Company or any of its subsidiaries as currently operated has been disclosed or authorized to be disclosed to any third party, other than pursuant to a non-disclosure agreement that protects the Company's or such subsidiary's proprietary interests in and to such trade secrets and confidential know-how.

  (c) Except as set forth in Section 3.20(c) of the Company Disclosure Schedule, to the Company's knowledge, neither the Company nor any of its subsidiaries has interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the Company nor any of its subsidiaries has received any charge, complaint, claim or notice alleging any such interference, infringement, misappropriation or violation that remains unresolved and, if decided adversely to the Company, would be reasonably likely to have a Material Adverse Effect on the Company and subsidiaries taken as a whole. No third party has, to the Company's knowledge, interfered with, infringed upon, misappropriated or otherwise come into conflict with any Company Intellectual Property rights of the Company or its subsidiaries, except where such actions are not reasonably expected to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole.

  (d) Section 3.20(d) of the Company Disclosure Schedule identifies each material item of the Company's Intellectual Property that any third party owns and that the Company or any of its subsidiaries uses pursuant to license, sublicense, agreement or permission that either (i) if such license, sublicense, agreement or permission were denied, would reasonably be expected to have a Material Adverse Effect on the Company or its Subsidiaries taken as a whole, or (ii) includes any unsatisfied obligation to pay any royalty amount or any obligation to pay a royalty, whether fixed or determined based on usage, following the Effective Date in excess of $25,000. To the Company's knowledge, in respect of each such item of used Company Intellectual Property:

    (i) the license, sublicense, agreement or permission covering the item is legal, valid, binding, enforceable and in full force and effect;

    (ii) the licenses, sublicenses, agreements or permissions will in all material respects continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Effective Time;

    (iii) no party to the license, sublicense, agreement or permission is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination,

                                       21
  modification or acceleration thereunder such as would have a Material Adverse Effect on the Company and its subsidiaries taken as a whole; and

    (iv) no party to the license, sublicense, agreement or permission has repudiated any provision thereof.

  (e) Except as set forth in Section 3.20(e) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has granted (i) any exclusive licenses (other than implied patent licenses in the ordinary course of business) in any patents owned by the Company or any of its subsidiaries or
(ii) any exclusive licenses in any other Company Intellectual Property owned by the Company or any of its subsidiaries to any third party.

  (f) Except as may have been given in connection with patent licenses set forth in Section 3.20(e) of the Company Disclosure Schedule or given in the ordinary course of business within the scope of the Company's standard terms and conditions of sale, neither the Company nor any of its subsidiaries has entered into any material agreement to indemnify any other person against any charge of infringement or misappropriation of any Company Intellectual Property.

  (g) The execution, delivery and performance by the Company of this Agreement, and the consummation of the transactions contemplated hereby, will not (i) result in the loss or impairment of, or give rise to any right of any third party to terminate or alter, any of the Company's or any of its subsidiaries' rights to own any of its Intellectual Property except as are not reasonably expected to have a Material Adverse Effect on the Company and its Subsidiaries taken as a whole, nor (ii) require the consent of any Governmental Entity or third party in respect of any such Company Intellectual Property that, if not obtained, is reasonably expected to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole.

  Section 3.21 Opinion of Financial Advisor. SBI E2-Capital (USA) Ltd. (the "Financial Advisor") has delivered to the Company Board its opinion, dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair to the stockholders of the Company from a financial point of view, and as of the date of this Agreement such opinion has not been withdrawn or modified.

  Section 3.22 Brokers. Except as set forth in Section 3.22 of the Company Disclosure Schedule, no broker, finder, investment banker or other person (other than the Financial Advisor, a true and correct copy of whose engagement letter has been provided to Parent) is entitled to any brokerage, finder's or other fee or commission or expense reimbursement in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company or any of its affiliates.

  Section 3.23 DGCL (S)203. The Company Board has taken all action required so that the restrictions contained in Section 203 of the DGCL applicable to a "business combination" (as defined in DGCL (S)203) will not apply to the execution, delivery or performance of this Agreement or the consummation of the Merger. No other antitakeover Laws of any state are applicable to this Agreement or the transactions contemplated hereby or thereby.

                                       22

                                   ARTICLE IV

                         Representations and Warranties
                            of Parent and Merger Sub

  Except as set forth in the disclosure schedule delivered by Parent to the Company prior to the execution of this Agreement (the "Parent Disclosure Schedule") or as set forth in the Parent SEC Reports (as defined in Section 4.4) filed prior to the date hereof or as permitted under Section 5.1 hereof, Parent and Merger Sub hereby represent and warrant to the Company as follows:

   Section 4.1 Organization and Qualification; Subsidiaries.

  (a) Parent and Merger Sub, and each of their subsidiaries, are, or will be as of the Effective Time, a corporation or legal entity duly organized, validly existing and in good standing under the applicable Laws of the jurisdiction of their incorporation or organization and have all requisite corporate, partnership or similar power and authority to own, lease and operate their properties and to carry on their businesses as now being conducted.

  (b) In addition to Merger Sub, Exhibit 21 to Parent's Transition Report on Form 10-KSB/T for the fiscal year ended June 30, 2001 sets forth a list of all subsidiaries of Parent. Except as listed therein or in Section 4.1 of the Parent Disclosure Schedule, the Company does not own, directly or indirectly, beneficially or of record, any shares of capital stock or other securities of any other entity or any other investment in any other entity.

  (c) Parent is, and each of its subsidiaries is or will be as of the Effective Time, duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased, or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing is not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and its subsidiaries taken as a whole.

  (d) Parent has heretofore delivered to the Company accurate and complete copies of the certificate of incorporation and bylaws, as currently in effect, of Parent. Parent has heretofore delivered to the Company accurate and complete copies of the charter or certificate of incorporation and bylaws (or other similar organizational and governing documents), as currently in effect, of each of its subsidiaries.

  Section 4.2 Capitalization of Parent. The authorized capital stock of Parent consists of: (i) 125,000,000 shares of Common Stock, par value $.001 per share (the "Parent Shares"), of which 12,200,000 shares are issued and outstanding and as of the date hereof, and (ii) 25,000,000 shares of Preferred Stock, par value $.001 per share, no shares of which are outstanding as of the date hereof. All of the issued and outstanding Parent Shares have been validly issued, and are duly authorized, fully paid, non-assessable and free of preemptive rights. As of the date hereof, 4,000,000 Parent Shares were available for issuance under Parent's option plans. Options to acquire approximately 1,919,000 Parent Shares were issuable upon or otherwise deliverable in connection with the exercise of options outstanding on such date and warrants to acquire 600,350 shares to Parent Common Stock were outstanding. Except as set forth above, as of the date hereof, there are no outstanding (i) shares of capital stock or other voting securities of Parent; (ii) securities of Parent convertible into or exchangeable for shares of capital stock or voting securities of Parent; (iii) options or other rights to acquire from Parent and no obligations of Parent to issue, any capital stock, voting securities, or securities convertible into or exchangeable for capital stock or voting securities of Parent; or (iv) equity equivalents, interests in the ownership or earnings of Parent, or other similar rights (including stock appreciation rights) (collectively, "Parent Securities"). There are no outstanding obligations of Parent or any of its subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which Parent or any of its subsidiaries is a party or to which it is bound relating to the voting of any shares of capital stock of Parent.


                                       23

  All of the outstanding capital stock of Parent's subsidiaries is owned by Parent, directly or indirectly, free and clear of any Lien or any other limitation or restriction (including, any restriction on the right to vote or sell the same) except as may be provided as a matter of Law. There are no debt or equity securities of Parent or its subsidiaries convertible into or exchangeable for, no options or other rights to acquire from Parent or its subsidiaries, and no other contract, understanding, arrangement, or obligation (whether or not contingent) providing for the issuance or sale, directly or indirectly of, any capital stock or other ownership interests in, or any other securities of, any subsidiary of Parent. There are no outstanding contractual obligations of Parent or its subsidiaries to repurchase, redeem, or otherwise acquire any outstanding shares of capital stock or other ownership interests in any subsidiary of Parent. None of Parent's subsidiaries owns any capital stock of Parent.

  Section 4.3 Authority Relative to This Agreement.

  (a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and constitutes a valid, legal and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

  (b) The Board of Directors of Parent (the "Parent Board"), the Board of Directors of Merger Sub and Parent as the sole stockholder of Merger Sub have duly and validly authorized the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and taken all corporate actions required to be taken by such Boards of Directors and Parent as the sole stockholder of Merger Sub for the consummation of the transactions.

  Section 4.4 SEC Reports; Financial Statements. Since May 29, 2001, Parent has filed all forms, reports and documents with the SEC required to be filed by it under the Securities Act and the Exchange Act (the "Parent SEC Reports"), each of which complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, each as in effect on the dates such Parent SEC Reports were filed. None of the Parent SEC Reports contained, when filed, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent amended prior to the date hereof by a subsequently filed Parent SEC Report. The consolidated financial statements of Parent included in the Parent SEC Reports complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC in respect thereof and fairly presented, in conformity with GAAP on a consistent basis (except as indicated in the notes thereto), the consolidated financial position of Parent and its consolidated subsidiaries, in each case as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of the unaudited interim financial statements, to the absence of certain footnote disclosure and to normal year-end adjustments). For purposes of this Agreement "Parent Balance Sheet" means the consolidated balance sheet of Parent as of June 30, 2001, and "Parent Balance Sheet Date" means June 30, 2001. Except as and to the extent disclosed in the Parent SEC Reports, since the Parent Balance Sheet Date, there has not been any event, occurrence or development which is reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Parent and its subsidiaries taken as a whole.

  Section 4.5 No Undisclosed Liabilities. There are no material liabilities of Parent or any of its subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, which are required to be reflected in its financial statements (or in the notes thereto) in accordance with GAAP, other than: (a) liabilities disclosed, provided for or reserved against in the Parent Balance Sheet or

                                       24
in the notes thereto; (b) liabilities arising in the ordinary course of business after the date of the Parent Balance Sheet or which arose in the ordinary course of business prior to the date of the Parent Balance Sheet but were not required to be disclosed, provided for or reserved against in the Company Balance Sheet; (c) liabilities disclosed in the Parent SEC Reports prior to the date hereof; (d) liabilities set forth in Section 4.4 of the Parent Disclosure Schedule, and (e) liabilities arising under this Agreement.

  Section 4.6 Absence of Changes. Except as contemplated by this Agreement, as set forth in Section 4.6 of the Parent Disclosure Schedule, or as disclosed in the Parent's SEC Reports prior to the date hereof, since the Parent Balance Sheet Date, the Parent and its subsidiaries have conducted their business in the ordinary and usual course consistent with past practice and there has not been:

  (a) any event, occurrence or development which had or is reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Parent and its subsidiaries taken as a whole;

  (b) any declaration, setting aside or payment of any dividend or other distribution in respect of any shares of capital stock of the Parent or (except to the Parent or other subsidiaries) any subsidiary, any split, combination or reclassification of any shares of capital stock of the Parent or any subsidiary, or any repurchase, redemption or other acquisition by the Parent or any of its subsidiaries of any Parent or subsidiary securities;

  (c) any amendment or change to the certificate of incorporation or bylaws of the Parent or any amendment of any term of any outstanding security of the Parent or any of its subsidiaries that would materially increase the obligations of the Parent or any such subsidiary under such security;

  (d) (i) any incurrence or assumption by the Parent or any subsidiary of any indebtedness for borrowed money other than under existing credit facilities (or any renewals, replacements or extensions that do not increase the aggregate commitments thereunder) except (A) in the ordinary and usual course of business consistent with past practice or (B) as permitted by Section 5.1, or (ii) any guarantee, endorsement, or other incurrence or assumption of liability (whether directly, contingently or otherwise) by the Parent or any of its subsidiaries for the obligations of any other person (other than any wholly owned subsidiary of the Parent), other than in the ordinary and usual course of business consistent with past practice;

  (e) any creation or assumption by the Parent or any of its subsidiaries of any Lien on any material asset of the Parent or any of its subsidiaries other than in the ordinary and usual course of business consistent with past practice;

  (f) any making of any loan, advance or capital contribution to or investment in any person by the Parent or any of its subsidiaries other than (i) as permitted by Section 5.1, (ii) loans, advances or capital contributions to or investments in wholly owned subsidiaries of the Parent, (iii) loans or advances to employees of the Parent or any of its subsidiaries in the ordinary course of business consistent with past practice or (iv) extensions of credit to customers in the ordinary course of business consistent with past practice;

  (g) any contract or agreement entered into by the Parent or any of its subsidiaries on or prior to the date hereof relating to any material acquisition or disposition of any assets or business, other than contracts or agreements in the ordinary and usual course of business consistent with past practice, any such transaction with Transaxis, S.A., and those contemplated by this Agreement;

  (h) any modification, amendment, assignment, termination or relinquishment by the Parent or any of its subsidiaries of any contract, license or other right (including any insurance policy naming it as a beneficiary or a loss payable payee) that is reasonably expected to have a Material Adverse Effect, after taking into account the benefit of the consideration, if any, received in exchange for agreeing to such modification, amendment, assignment, termination or relinquishment, on the Parent and its subsidiaries taken as a whole;

  (i) any material change in any method of accounting or accounting principles or practice by the Parent or any of its subsidiaries, except for any such change required by reason of a change in GAAP;

                                       25

  (j) any (i) grant of any severance or termination pay to any director, officer or employee of the Parent or any of its subsidiaries exceeding the amounts set forth in the Parent's severance plans or agreements listed in Sections 4.13(a) or 4.18 of the Parent Disclosure Schedule; (ii) entering into of any employment, deferred compensation, severance, consulting, termination or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of the Parent or any of its subsidiaries whose annual cash compensation exceeds $100,000 other than changes or amendments that do not and will not result in increases of more than five percent in the salary, wages or other compensation of any such person; (iii) increase in benefits payable under any existing severance or termination pay policies or employment agreements; or (iv) increase in compensation, bonus or other benefits payable to directors, officers or employees of the Parent or any of its subsidiaries other than, in the case of clause (iv) only, increases prior to the date hereof in compensation, bonus or other benefits payable to directors, officers or employees of the Parent or any of its subsidiaries in the ordinary and usual course of business consistent with past practice or merit increases in salaries of employees at regularly scheduled times in customary amounts consistent with past practices;

  (k) any change or amendment of the contracts, salaries, wages or other compensation of any officer, director, employee, agent or other similar representative of the Parent or any of its subsidiaries whose annual cash compensation exceeds $100,000 other than changes or amendments that do not and will not result in increases of more than five percent in the salary, wages or other compensation of any such person;

  (l) any adoption, entering into, amendment, alteration or termination of (partially or completely) any Parent Benefit Plan or Parent Employee Arrangement except as contemplated by this Agreement or to the extent required by applicable Law or GAAP;

  (m) any entering into of any contract with an officer, director, employee or other similar representative of the Parent or any of its subsidiaries (other than a contract described in Section 4.6(j)) that is not terminable, without penalty or other liability, upon not more than 60 calendar days' notice; or

  (n) any (i) making or revoking of any material election relating to Taxes,
(ii) settlement or compromise of any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, or (iii) change to any material methods of reporting income or deductions for federal income tax purposes.

  Section 4.7 Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference in (i) the S-4 will, at the time the S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and
(ii) the Proxy Statement will, at the date mailed to stockholders of the Company and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event in respect of Parent, its officers and directors, or any of its subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the S-4 or the Proxy Statement, Parent shall promptly so advise the Company and such event shall be so described, and such amendment or supplement (which the Company shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The S-4 will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder. No representation or warranty is made under this Section 4.7 with respect to any statements made or incorporated by reference in the S-4 or the Proxy Statement based on information supplied by the Company specifically for inclusion or incorporation by reference therein.

  Section 4.8 Consents and Approvals. Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, state securities or blue sky Laws, the filing and acceptance for record of the Certificate of Merger as required by the DGCL, and such other filings, permits, authorizations, consents and approvals which, if not

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obtained or made, are not reasonably expected to have a Material Adverse Effect on Parent and its subsidiaries taken as a whole, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by Parent or Merger Sub of this Agreement or the consummation by Parent or Merger Sub of the transactions contemplated hereby or thereby.

  Section 4.9 No Default. Neither the Parent nor any of its subsidiaries is in violation of any term of its charter, certificate or articles of incorporation or bylaws (or other similar organizational or governing documents. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby will not (A) result in any violation of or conflict with, constitute a default under (with or without due notice or lapse of time or both), require any consent, waiver or notice under any term of, or result in the reduction or loss of any benefit or the creation or acceleration of any right or obligation (including any termination rights) under, (i) the charter, certificate or articles of incorporation or bylaws (or other similar organizational or governing documents) of the Parent or any of its subsidiaries, (ii) any material agreement, material note, material bond, material mortgage, material indenture, material contract, material lease, material Parent Permit or other material obligation or material right to which the Parent or any of its subsidiaries is a party or by which any of the assets or properties of the Parent or any of its subsidiaries is bound, or (iii) any applicable Law, except in the case of clause (ii) and (iii) where any of the foregoing is not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Parent and its subsidiaries taken as a whole, or (B) result in the creation of (or impose any obligation on the Parent or any of its subsidiaries to create) any Lien upon any of the material assets or properties of the Parent or any of its subsidiaries pursuant to any such term.

  Section 4.10 Real Property.

  (a) The Parent has provided the Company with the address, general use of, and period of ownership or occupancy of all of the real property the Parent and its subsidiaries use or occupy or have the right to use or occupy, now or in the future, pursuant to any lease, sublease, or other occupancy agreement other than daily usage arrangements in connection with its Internet preview sessions and Internet training workshops (the "Parent Leased Facilities"). No real property is owned, leased or used by the Parent or its current subsidiaries in the course of their respective businesses other than the Parent Leased Facilities.

  (b) With respect to each Parent Leased Facility:

    (i) the Parent will make available to the Company a true, correct, and complete copy of the lease, sublease or other occupancy agreement for such Parent Leased Facility (and all modifications, amendments, and supplements thereto and all side letters to which Parent or any of its subsidiaries is a party affecting the obligations of any party thereunder) (each such agreement is referred to herein as a "Parent Real Property Lease");

    (ii) to the Parent's knowledge, the Parent or its subsidiary has a good and valid leasehold interest in such Parent Leased Facility free and clear of all Liens, except (x) Taxes and general and special assessments not in default and payable without penalty and interest, and (y) easements, covenants and other restrictions that do not materially impair the current use, occupancy or value, or the marketability of the Parent's or its subsidiary's interest in such real property;

    (iii) to the Parent's knowledge, each Parent Real Property Lease constitutes the valid and legally binding obligation of the parties thereto, enforceable in accordance with its terms, and is in full force and effect;

    (iv) all rent and other sums and charges payable by the Parent or its subsidiary as tenant under the Parent Real Property Lease covering the Parent Leased Facility are current, no event or condition giving rise to a right to terminate or uncured default on the part of the tenant or, to the Parent's knowledge, the landlord, exists under the Parent Real Property Lease. No party to such Parent Real Property Lease has given written notice to the Parent or any of its subsidiaries or made a claim in writing against the Parent or any of its subsidiaries in respect of any breach or default thereunder; and

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

    (v) neither the Parent nor its subsidiary has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered its leasehold interest in the Parent Leased Facility.

  Section 4.11 Litigation. Except as disclosed in the Parent SEC Reports or in
Section 4.11 of the Parent Disclosure Schedule, there is no other suit, claim, action, proceeding or, to Parent's knowledge, investigation, pending or, to Parent's knowledge, threatened which is reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and its subsidiaries taken as a whole. Except as disclosed in Section 4.11 of the Parent Disclosure Schedule or the Parent SEC Reports, none of Merger Sub, Parent or its subsidiaries is subject to any outstanding order, writ, injunction or decree which is reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and its subsidiaries taken as a whole. To Parents' knowledge, there is no action, suit, proceeding or investigation pending or threatened against any current or former officer, director, employee or agent of Parent or any of its subsidiaries (in his or her capacity as such) which is reasonably expected to give rise to a claim for contribution or indemnification against Parent or any of its subsidiaries. Notwithstanding the foregoing, any shareholder litigation or litigation by any Governmental Entity, in each case brought or threatened against Parent, Merger Sub or any officer, director, employee or agent of Parent or Merger Sub in any respect of this Agreement or the transactions contemplated hereby shall not be deemed to have, or contribute to, a Material Adverse Effect on Parent and its subsidiaries taken as a whole.

  Section 4.12 Compliance with Applicable Law; Permits. The Parent and its subsidiaries hold all permits, licenses, variances, exemptions, orders, and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the "Parent Permits"), except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which are not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Parent and its subsidiaries taken as a whole. The Parent and its subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to comply is not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Parent and its subsidiaries taken as a whole. The businesses and operations of the Parent and its subsidiaries comply in all respects with all Laws applicable to the Parent or its subsidiaries, except where the failure to so comply is not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Parent and its subsidiaries taken as a whole.

  Section 4.13 Employee Plans

  (a) Section 4.13(a) of the Parent Disclosure Schedule sets forth a true, correct, and complete list of:

    (i) all material "employee benefit plans," as defined in Section 3(3) of ERISA, under which the Parent or any of its subsidiaries has any obligation or liability, contingent or otherwise, including, but not limited to, (i) all severance plans or arrangements; and (ii) any supplemental or U.S. non-qualified retirement plans or arrangements (the "Parent Benefit Plans"); and

    (ii) all employment, consulting, termination, severance or individual compensation agreements (other than any such agreement which is terminable within 90 days without liability or at any time without liability exceeding two weeks' salary for each year of employment or, in the case of employees whose annual cash compensation exceeds $100,000, three months' salary, or is legally mandated by applicable non-U.S. law); all stock award, stock option, stock purchase or other equity-based (including phantom stock or stock appreciation rights) plans or arrangements; all material bonus or other incentive compensation plans or agreements (including, but not limited to, any such plan or agreement covering any officer or employee whose annual cash compensation exceeds $70,000; all material salary continuation or deferred compensation plans or agreements (including, but not limited to, any such plan or agreement covering any current or former officer or employee whose annual cash compensation exceeds $70,000; in each case, as to which the Parent or any of its subsidiaries has any obligation or liability (contingent or otherwise) (the "Parent Employee Arrangements").


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  (b) In respect of each Parent Benefit Plan, a complete and correct copy of each of the following documents (if applicable) will be provided to the
Company: (i) the most recent plan and related trust documents, and all amendments thereto; (ii) the most recent summary plan description, and all related summaries of material modifications thereto; (iii) the most recent Form 5500 (including, schedules and attachments); (iv) the most recent IRS determination letter; and (v) the most recent actuarial reports (including for purposes of Financial Accounting Standards Board report nos. 87, 106 and 112).

  (c) Except as disclosed in Section 4.13(c) of the Parent Disclosure Schedule, none of the Parent Benefit Plans or Parent Employee Arrangements is subject to Title IV of ERISA, constitutes a defined benefit retirement plan or is a multi-employer plan described in Section 3(37) of ERISA, and the Parent and its subsidiaries do not have any material obligation or liability (contingent or otherwise) in respect of any such plans to the extent such plans constitute a defined benefit retirement plan or a multi-employer plan described in Section 3(37) of ERISA. The Parent and its subsidiaries are not members of a group of trades or businesses (other than that consisting of the Parent and its subsidiaries) under common control or treated as a single employer pursuant to
Section 414 of the Code.

  (d) The Parent Benefit Plans and their related trusts intended to qualify under Sections 401 and 501(a) of the Code, respectively, have received a favorable determination letter from the IRS and the Parent has no knowledge that any event has occurred since the date of such letter that could cause the IRS to revoke such determination. Any voluntary employee benefit association which provides benefits to current or former employees of the Parent and its subsidiaries, or their beneficiaries, is and has been qualified under Section 501(c)(9) of the Code.

  (e) All contributions or other payments required to have been made by the Parent and its subsidiaries to or under any Parent Benefit Plan or Parent Employee Arrangement by applicable Law or the terms of such Parent Benefit Plan or Parent Employee Arrangement (or any agreement relating thereto) have been timely and properly made or have been accrued in the Parent's financial statements.

  (f) The Parent Benefit Plans and Parent Employee Arrangements have been maintained and administered in accordance with their terms and applicable Laws and all required returns, reports, and filings (including, but not limited to annual reports on Form 5500) have been timely filed. No individual who has performed services for the Parent or any of its subsidiaries has been improperly excluded from participation in any Parent Benefit Plan or Parent Employee Arrangement, except where the failure to so maintain and administer such Parent Benefit Plans or the exclusion of any such individuals is not reasonably expected to have, individually or in the aggregate.

  (g) There are no pending or, to the Parent's knowledge, threatened actions, claims, or proceedings against or relating to any Parent Benefit Plan or Parent Employee Arrangement (other than routine benefit claims by persons claiming benefits thereunder), and, to the knowledge of the Parent, there are no facts or circumstances which could form a reasonable basis for any of the foregoing, except for such actions, claims or proceedings which are not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Parent and its subsidiaries taken as a whole.

  (h) The Parent and its subsidiaries do not have any material obligation or liability (contingent or otherwise) to provide post-retirement life insurance or health benefits coverage for current or former officers, directors, or employees of the Parent or any of its subsidiaries except (i) as may be required under Part 6 of Title I of ERISA at the sole expense of the participant or the participant's beneficiary, (ii) a medical expense reimbursement account plan pursuant to Section 125 of the Code, or (iii) through the last day of the calendar month in which the participant terminates employment with the Parent or any subsidiary of the Parent.

  (i) Except as set forth in Section 4.13(i) of the Parent Disclosure Schedule, none of the assets of any Parent Benefit Plan is stock of the Parent or any of its affiliates, or property leased to or jointly owned by the Parent or any of its affiliates.


                                       29

  (j) Except as disclosed in Section 4.13(j) of the Parent Disclosure Schedule or in connection with equity compensation, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment becoming due to any employee (current, former, or retired) of the Parent or any of its subsidiaries, (ii) increase any benefits under any Parent Benefit Plan or Parent Employee Arrangement (determined without regard to the "materiality" limits set forth in the definitions of such terms), or (iii) result in the acceleration of the time of payment of, vesting of, or other rights in respect of any such benefits.

  (k) The Parent has no employees outside of the United States other than United States based employees who have begun to travel on an intermittent basis outside the United States in connection with its recent global expansion.

  (l) The aggregate number of shares of Parent Common Stock purchasable under all outstanding purchase rights under the Parent Option Plans does not exceed the maximum number of shares remaining available for issuance under such plan.

  Section 4.14 Labor Matters.

  (a) The Parent and its subsidiaries are not parties to any labor or collective bargaining agreement, and no employees of the Parent or any of its subsidiaries are represented by any labor organization. There are no representation or certification proceedings, or petitions seeking a representation proceeding, pending or, to the Parent's knowledge, threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. Within the last twelve months, to the Parent's knowledge, there have been no organizing activities involving the Parent or any of its subsidiaries in respect of any group of employees of the Parent or any of its subsidiaries.

  (b) There are no strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances or other material labor disputes pending or threatened in writing against or involving the Parent or any of its subsidiaries. There are no unfair labor practice charges, grievances or complaints pending or, to the Parent's knowledge, threatened in writing by or on behalf of any employee or group of employees of the Parent or any of its subsidiaries which, if individually or collectively resolved against the Parent or any of its subsidiaries, would reasonably be expected to have a Material Adverse Effect on the Parent and its subsidiaries taken as a whole.

  (c) There are no complaints, charges or claims against the Parent or any of its subsidiaries pending or, to the Parent's knowledge, threatened to be brought or filed with any Governmental Entity or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by the Parent or any of its subsidiaries which, if individually or collectively resolved against the Parent or any of its subsidiaries, would reasonably be expected to have a Material Adverse Effect on the Parent and its subsidiaries taken as a whole, and, to the knowledge of the Parent, there are no facts or circumstances which could form a reasonable basis for any of the foregoing.

  (d) There has been no "mass layoff" or "plant closing" as defined by WARN in respect of the Parent or any of its subsidiaries within the six months prior to the Effective Time.

  (e) All employees of the Parent and its subsidiaries possess all applicable passports, visas, permits and other authorizations required by all applicable immigration or similar Laws to be employed by and to perform services for and on behalf of the Parent and its subsidiaries, except where the failure to possess such passports, visas, permits or other authorizations would not, individually or in the aggregate, reasonably be expected to materially affect the conduct of business by the Parent or its subsidiaries. The Parent and its subsidiaries, and their employees, have complied in all material respects with all applicable immigration and similar Laws.


                                       30
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

  Section 4.15 Environmental Matters.

  (a) Except as set forth in Section 4.15 of the Parent Disclosure Schedule:

    (i) The operations of Parent and its subsidiaries are in material compliance with all Environmental Laws, and Parent is not aware of any facts, circumstances or conditions which, without significant capital expenditures, would prevent material compliance in the future;

    (ii) To Parent's knowledge, Parent and its subsidiaries have obtained all Parent Permits, required under applicable Environmental Laws for the continued operations of their respective businesses; Parent and its subsidiaries have made all material filings, reports and notices required under any Environmental Law for the past and future operations of their respective businesses;

    (iii) Parent and its subsidiaries are not subject to any outstanding written orders or material contracts or agreements with any Governmental Entity or other person respecting (A) Environmental Laws, (B) any Remedial Action, (C) any Release or threatened Release of a Hazardous Material, or
  (D) an assumption of responsibility for environmental claims of another person or entity;

    (iv) Parent and its subsidiaries have not received any written communication alleging, in respect of any such party, the material violation of or liability (real or potential) under any Environmental Law; or requesting, with respect to any such party, information with respect to an investigation pursuant to CERCLA, or any foreign or state counterpart thereto, or any other Environmental Law;

    (v) To Parent's knowledge, neither Parent nor any of its subsidiaries has any material contingent liability in connection with any Remedial Action or the Release of any Hazardous Material (whether on-site or off-site) or employee or third party exposure to Hazardous Materials;

    (vi) To Parent's knowledge, the operations of Parent and its subsidiaries involving the generation, transportation, treatment, storage or disposal of Hazardous Materials are in material compliance with applicable Environmental Laws and, to Parent's knowledge, there has been no disposal by Parent or its subsidiaries of any Hazardous Materials on or in any site listed or formally proposed to be listed on the National Priorities List promulgated pursuant to CERCLA or any foreign or state remedial priority list promulgated or maintained pursuant to comparable foreign or state law, except where such disposal would not reasonably be expected to create a material adverse liability for Parent;

    (vii) To Parent's knowledge, there is not now nor has there been in the past, on, in or at any Parent Leased Facility, Parent Former Facility (defined as all of the real property formerly owned, leased or used, other than those used solely for office or administrative purposes, by Parent or any of its current or former subsidiaries or corporate predecessors in interest at any time in the past), or any other facility for which Parent or its subsidiaries has assumed responsibility for environmental claims, any of the following: (A) any underground storage tanks; (B) landfills, dumps or surface impoundments; (C) any Company planned, ongoing or completed Remedial Action; (D) any asbestos-containing materials; or (E) any polychlorinated biphenyls;

    (viii) There is not now, nor to Parent's knowledge, has there been in the past, on, in or at any Parent Leased Facility, Parent Former Facility, or any other facility for which Parent or its subsidiaries has assumed responsibility for environmental claims, any site on or formally proposed to be listed on the National Priority List promulgated pursuant to CERCLA or any foreign or state remedial priority list promulgated or published pursuant to any comparable foreign or state law; and

    (ix) No judicial or administrative proceedings are pending or, to Parent's knowledge, threatened against Parent or its subsidiaries alleging the material violation of or seeking to impose material liability pursuant to any Environmental Law and, to Parent's knowledge, there are no investigations pending or threatened against the Parent or any of its subsidiaries under Environmental Laws.

  (b) Parent will make available to Parent copies of all material environmentally related assessments, audits, investigations, or similar reports (and, upon reasonable specific request, sampling reports) in its possession or

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

control and which were prepared in the last five years (and, upon reasonable specific request, earlier information) relating to Parent or its subsidiaries or any real property currently or formerly owned, operated or leased by or for Parent or its subsidiaries, including any Parent Leased Facility, or Parent Former Facility.

  Section 4.16 Tax Matters.

  (a) Each of the Parent and its subsidiaries has timely filed (or has had timely filed) all Tax Returns required to be filed by it (or on its behalf). All such Tax Returns are complete and correct in all material respects. The Parent and its subsidiaries have paid all Taxes due for the periods covered by such Tax Returns. The most recent Parent SEC Reports reflect an adequate reserve for all Taxes payable by the Parent and its subsidiaries for all Taxable periods and portions thereof through the date of such Parent SEC Reports. The Parent has previously delivered (or, in the case of foreign Tax Returns and audit reports, will deliver) to Parent copies of (i) all federal, state, local and foreign income and franchise Tax Returns filed by the Parent and its subsidiaries relating to any taxable periods of the Parent or any of its subsidiaries that remains subject to audit under applicable statutes of limitations; and (ii) any audit report issued within the last three years (or otherwise in respect of any audit or investigation in progress) relating to Taxes due from or in respect of the Parent or its subsidiaries.

  (b) No material deficiencies for any Taxes have been proposed, asserted, or assessed against the Parent or its subsidiaries that have not been fully paid or adequately provided for in the appropriate financial statements of the Parent, no requests for waivers of the time to assess any Taxes are pending, and no power of attorney in respect of any Taxes has been executed or filed with any taxing authority. No material issues relating to Taxes have been raised by the relevant taxing authority during any presently pending audit or examination. All income and franchise Tax Returns filed by or on behalf of the Parent and its subsidiaries for the taxable years ended on or prior to June 30, 1997 have been reviewed by the relevant taxing authority or the statute of limitations with respect to such Tax Returns has expired.

  (c) No material Liens for Taxes exist in respect of any assets or properties of the Parent or its subsidiaries, except for statutory Liens for Taxes not yet due.

  (d) Neither the Parent nor any of its subsidiaries is a party to or is bound by any Tax sharing agreement, Tax indemnity obligation, or similar agreement, arrangement, or practice in respect of Taxes (whether or not written) (including any advance pricing agreement, closing agreement, or other agreement relating to Taxes with any taxing authority).

  (e) Neither the Parent nor any of its subsidiaries (i) has ever been a member of an affiliated group within the meaning of Section 1504(a) of the Code (or any similar or analogous group defined under a similar or analogous state, local or foreign Law) other than an affiliated group the common parent of which is the Parent, or (ii) has any liability under Treasury Regulation Section 1.1502-6 (or any predecessor or successor thereof or analogous or similar provision under state, local or foreign Law), as a transferee or successor, by contract or otherwise for Taxes of any affiliated group of which the Parent is not the common parent.

  (f) Neither the Parent nor any of its subsidiaries has taken or agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

  (g) Except as set forth in Section 4.13 (g) of the Parent Disclosure Schedule, there are no employment, severance, or termination agreements or other compensation arrangements currently in effect which provide for the payment of any amount (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement that individually or collectively (either alone or upon the occurrence of any additional or subsequent event), could give rise to a payment which is nondeductible by reason of Section 280G of the Code.

  (h) The Parent and its subsidiaries have complied in all material respects with all Laws applicable to the payment and withholding of Taxes and have duly and timely withheld from employee salaries, wages and other

                                       32
compensation and have paid over to the appropriate taxing authority all amounts required to be so withheld and paid over for all periods under all applicable Laws.

  (i) No federal, state, local, or foreign audits or other administrative proceedings or court proceedings are presently pending in respect of any Taxes or Tax Returns of the Parent or its subsidiaries and neither the Parent nor its subsidiaries have received a written notice of any pending audit or proceeding.

  (j) Except as set forth in Section 4.13 (j) of the Parent Disclosure Schedule, neither the Parent nor any of its subsidiaries has agreed to or is required to make any adjustment under Section 481(a) of the Code or any similar provision of state, local or foreign Law by reason of a change in accounting method initiated by the Parent or its subsidiaries or has any knowledge that a taxing authority has proposed any such adjustment or change in accounting method, or has any application pending with any taxing authority requesting permission for any changes in accounting methods that relate to the business or operations of the Parent or its subsidiaries.

  (k) Except as set forth in Section 4.13 (k) of the Parent Disclosure Schedule, neither the Parent nor any of its subsidiaries is a party to any contract, agreement, or other arrangement which could result in the payment of amounts that could be nondeductible by reason of Section 162(m) of the Code, provided that no representation or warranty is made as to performance-based or equity-based compensation.

  (l) Neither the Parent nor any of its subsidiaries has received any private letter rulings from the IRS or comparable rulings from other taxing authorities.

  (m) Neither the Parent nor any of its subsidiaries has constituted either a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

  (n) Neither the Parent nor any of its subsidiaries (i) engaged in any "interParent transactions" in respect of which gain was and continues to be deferred pursuant to Treasury Regulation Section 1.1502-13 or any predecessor or successor thereof or analogous or similar provision under state, local or foreign Law; or (ii) has "excess loss accounts" in respect of the stock of any subsidiary pursuant to Treasury Regulation Section 1.1502-19, or any predecessor or successor thereof or analogous or similar provision under state, local or foreign Law.

  Section 4.17 Absence of Questionable Payments. To the Parent's knowledge, neither the Parent nor any of its subsidiaries nor any director, officer, agent, employee or other person acting on behalf of the Parent or any of its subsidiaries, has used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any other domestic or foreign Law. To the Parent's knowledge, neither the Parent nor any of its subsidiaries nor any director, officer, agent, employee or other person acting on behalf of the Parent or any of its subsidiaries has accepted or received any unlawful contributions, payments, gifts or expenditures.

  Section 4.18 Material Contracts.

  (a) Set forth in Section 4.18(a) of the Parent Disclosure Schedule is a list of all contracts and agreements (and all amendments, modifications and supplements thereto and all side letters to which the Parent or any of its subsidiaries is a party affecting the obligations of any party thereunder) to which the Parent or any of its subsidiaries is a party or by which any of its assets or properties are bound that are material to the business, assets or properties of the Parent and its subsidiaries taken as a whole, all: (i) executory employment, executory severance, material product design or development, executory personal services, material consulting, executory non-competition or material indemnification contracts (including, any material contract to which the Parent or

                                       33
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any of its subsidiaries is a party involving employees of the Parent), but excluding normal indemnification provisions under license or sale contracts;
(ii) licensing, merchandising or distribution agreements involving the payment of more than $100,000 per year; (iii) contracts granting a right of first refusal or first negotiation involving in excess of $100,000; (iv) partnership or joint venture agreements; (v) any agreements for the acquisition, sale or lease of material assets or properties of the Parent (by merger, purchase or sale of assets or stock or otherwise) entered into since June 31, 2001 involving a payment in excess of $100,000; (vi) contracts or agreements with any Governmental Entity involving the payment of more than $50,000 per year;
(vii) loan or credit agreements, mortgages, indentures or other agreements or instruments evidencing indebtedness for borrowed money by the Parent or any of its subsidiaries or any such agreement pursuant to which indebtedness for borrowed money may be incurred, in each case involving in excess of $100,000;
(viii) agreements that purport to limit, curtail or restrict the ability of the Parent or any of its subsidiaries to compete in any geographic area or line of business; (ix) assembly (packaging), testing, or supply agreements, in each case, involving in excess of $100,000 per year; (x) agreements, written or oral, with any officers, directors, shareholders of the Parent or any member of the immediate family of any officer, director, or shareholder of the Parent; and (xi) commitments and agreements to enter into any of the foregoing (collectively, together with any such contracts entered into in accordance with Section 5.1, the "Parent Material Contracts"). Section 4.18 of the Parent Disclosure Schedule sets forth a list of all Parent Material Contracts and the Parent has heretofore made available to Parent true, correct, and complete copies of all such Parent Material Contracts.

  (b) To the Parent's knowledge, each of the Parent Material Contracts constitutes the valid and legally binding obligation of the Parent or its subsidiaries, enforceable in accordance with its terms, and is in full force and effect. There is no material default under any Parent Material Contract either by the Parent (or its subsidiaries) or, to the Parent's knowledge, by any other party thereto, and no event has occurred that with the giving of notice, the lapse of time, or both would constitute a material default thereunder by the Parent (or its subsidiaries) or, to the Parent's knowledge, any other party. As of the date hereof, to the Parent's knowledge, no party has notified the Parent in writing that it intends to terminate or fail to extend any contract between such person and the Parent within one year of the date of the Agreement, except for any such termination or failure as would not have a Material Adverse Effect on the Parent and its subsidiaries taken as a whole.

  (c) To the Parent's knowledge, no party to any such Parent Material Contract has given notice to the Parent of or made a claim against the Parent in respect of any material breach or default thereunder by the Parent or a subsidiary.

  (d) Except as set forth in Section 4.18(d) of the Parent Disclosure Schedule, no consent of any third party is required under any Parent Material Contract as a result of or in connection with, and the enforceability of any Parent Material Contract will not be affected in any manner by, the execution, delivery, and performance of this Agreement or the consummation of the transactions contemplated hereby.

  Section 4.19 Subsidies. Section 4.19 of the Parent Disclosure Schedule sets forth a list of all material grants, material subsidies and similar material arrangements directly or indirectly between or among the Parent or any of its subsidiaries, on the one hand, and any domestic or foreign Governmental Entity or any other person, on the other hand. Except as set forth on Section 4.19 of the Parent Disclosure Schedule, neither the Parent nor any of its subsidiaries has requested, sought, applied for or entered into any material grant, material subsidy or similar material arrangement directly or indirectly from or with any domestic or foreign Governmental Entity or any other person.

  Section 4.20 Intellectual Property.

  (a) To the Parent's knowledge, and except as are not reasonably expected to have a Material Adverse Effect on the Parent and its subsidiaries taken as a whole: (i) each item of Parent's Intellectual Property comprised of registered copyrights, copyright applications, patents, patent applications, trademarks, and trademark applications are in compliance with applicable legal requirements relating to the enforceability or maintenance of such item (including payment of filing, examination and maintenance fees and proofs of

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working or use, as applicable) other than any requirement that if, not satisfied, would not result in a revocation or otherwise materially affect the enforceability of the item of Parent Intellectual Property in question, and the Parent has taken reasonable steps to protect such Parent Intellectual Property;
(ii) the Parent and its subsidiaries own or have the right to use, free and clear of all Liens, all Parent Intellectual Property and unregistered works of authorship, common law marks, trademarks and service marks, and rights and inventions, necessary for the operation of the businesses of the Parent and its subsidiaries as presently conducted and as presently proposed to be conducted;
(iii) each material item of Parent Intellectual Property owned or used by the Parent and its subsidiaries immediately prior to the Effective Time will be owned or available for use by Parent immediately subsequent to the Effective Time; (iv) the Parent and its subsidiaries have taken all action deemed by the Parent or the relevant subsidiary to be necessary or reasonable, but in no event less than all commercially reasonable action, to protect and preserve the confidentiality of all Parent Intellectual Property consisting of trade secrets; (v) the Parent has had and continues to have a requirement that all employees of the Parent and its subsidiaries must execute a non-disclosure agreement which includes an agreement to assign to the Parent or its subsidiaries all rights to Parent Intellectual Property originated or invented by such employee relating to the business of the Parent and its subsidiaries; and (vi) no trade secret or confidential know-how material to the business of the Parent or any of its subsidiaries as currently operated has been disclosed or authorized to be disclosed to any third party, other than pursuant to a non-disclosure agreement that protects the Parent's or such subsidiary's proprietary interests in and to such trade secrets and confidential know-how.

  (b) Except as set forth in Section 4.20(c) of the Parent Disclosure Schedule, to the Parent's knowledge, neither the Parent nor any of its subsidiaries has interfered with, infringed upon, misappropriated or otherwise come into conflict with any Parent Intellectual Property rights of third parties, and neither the Parent nor any of its subsidiaries has received any charge, complaint, claim or notice alleging any such interference, infringement, misappropriation or violation that remains unresolved and, if decided adversely to the Parent, would be reasonably likely to have a Material Adverse Effect on the Parent and subsidiaries taken as a whole. No third party has, to the Parent's knowledge, interfered with, infringed upon, misappropriated or otherwise come into conflict with any Parent Intellectual Property rights of the Parent or its subsidiaries, except where such actions are not reasonably expected to have a Material Adverse Effect on the Parent and its subsidiaries taken as a whole.

  (c) Section 4.20(d) of the Parent Disclosure Schedule identifies each material item of Parent Intellectual Property that any third party owns and that the Parent or any of its subsidiaries uses pursuant to license, sublicense, agreement or permission that either (i) if such license, sublicense, agreement or permission were denied, would reasonably be expected to have a Material Adverse Effect on the Parent or its Subsidiaries taken as a whole, or (ii) includes any unsatisfied obligation to pay any royalty amount or any obligation to pay a royalty, whether fixed or determined based on usage, following the Effective Date in excess of $25,000. To the Parent's knowledge, in respect of each such item of used Parent Intellectual Property:

    (i) the license, sublicense, agreement or permission covering the item is legal, valid, binding, enforceable and in full force and effect;

    (ii) the licenses, sublicenses, agreements or permissions will in all material respects continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Effective Time;

    (iii) no party to the license, sublicense, agreement or permission is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification or acceleration thereunder such as would have a Material Adverse Effect on the Parent and its subsidiaries taken as a whole; and

    (iv) no party to the license, sublicense, agreement or permission has repudiated any provision thereof.

  (d) Except as set forth in Section 4.20(e) of the Parent Disclosure Schedule, neither the Parent nor any of its subsidiaries has granted (i) any exclusive licenses (other than implied patent licenses in the ordinary course

                                       35
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of business) in any patents owned by the Parent or any of its subsidiaries or
(ii) any exclusive licenses in any other Intellectual Property owned by the Parent or any of its subsidiaries to any third party.

  (e) Except as may have been given in connection with patent licenses set forth in Section 4.20(e) of the Parent Disclosure Schedule or given in the ordinary course of business within the scope of the Parent's standard terms and conditions of sale, neither the Parent nor any of its subsidiaries has entered into any material agreement to indemnify any other person against any charge of infringement or misappropriation of any Parent Intellectual Property.

  (f) The execution, delivery and performance by the Parent of this Agreement, and the consummation of the transactions contemplated hereby, will not (i) result in the loss or impairment of, or give rise to any right of any third party to terminate or alter, any of the Parent's or any of its subsidiaries' rights to own any of its Intellectual Property except as are not reasonably expected to have a Material Adverse Effect on the Parent and its Subsidiaries taken as a whole, nor (ii) require the consent of any Governmental Entity or third party in respect of any such Parent Intellectual Property that, if not obtained, is reasonably expected to have a Material Adverse Effect on the Parent and its subsidiaries taken as a whole.

  Section 4.21 No Prior Activities. Except for obligations incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated hereby, Merger Sub has neither incurred any obligation or liability nor engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any person.

  Section 4.22 Brokers. No broker, finder, investment banker or other person is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent, Merger Sub or any of their affiliates.

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                                   ARTICLE V

                    Covenants Related to Conduct of Business

  Section 5.1 Conduct of Business of the Company and ePenzio, Inc. On the date of this Agreement, Parent and the Company shall form a committee comprising of two designees of Parent and two designees of the Company, all of whom shall be acceptable to Parent and the Company (the "Evaluation Committee"). Parent and the Company may replace its designees with notice to the other party. Except as consented to by seventy-five percent (75%) of the designees on the Evaluation Committee, or as contemplated by this Agreement, during the period from the date hereof to the Effective Time, the Company and ePenzio, Inc. (a wholly-owned subsidiary of Parent), and each of their subsidiaries, will each conduct their operations in the ordinary and usual course of business consistent with past practice and use reasonable best efforts to preserve intact their current business organizations, keep available the service of its current officers and key employees and preserve their relationships with customers, suppliers and others having business dealings with it to the end that goodwill and ongoing businesses shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, prior to the Effective Time, neither the Company, ePenzio, Inc., nor any of their subsidiaries will, without the prior written consent of the Evaluation Committee:

    (a) amend their charter or bylaws (or other similar organizational or governing instruments);

    (b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities convertible into or exchangeable for any stock or any equity equivalents (including, any stock options or stock appreciation rights), except for (x) the issuance of Shares upon the exercise of outstanding Company Stock Options, and the grant to newly hired officers, employees or agents (in the ordinary course of business consistent with past practice) of additional Company Stock Options after the date hereof to purchase up to 50,000 additional Shares and the issuance of shares on the exercise thereof;

    (c) (i) split, combine or reclassify any shares of its capital stock;
  (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock (other than any dividends or distributions payable to the Company or its subsidiaries); (iii) make any other actual, constructive or deemed distribution in respect of any shares of its capital stock or otherwise make any payments to stockholders in their capacity as such (other than any distributions or payments to the Company or its subsidiaries); or (iv) redeem, repurchase or otherwise acquire any of its securities or any securities of any of its subsidiaries;

    (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Merger);

    (e) alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any subsidiary of Company;

    (f) (i) incur or assume any indebtedness for borrowed money other than under existing credit facilities (or any renewals, replacements or extensions that do not increase the aggregate commitments thereunder) except (A) in the ordinary and usual course of business consistent with past practice or (B) in connection with any acquisition or capital expenditure permitted by this Section 5.1; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary and usual course of business consistent with past practice, and except for obligations of the wholly owned subsidiaries of the Company;
  (iii) make any loans, advances or capital contributions to, or investments in, any other person (other than (A) any acquisition permitted by this Section 5.1, (B) loans, advances or capital contributions to or investments in wholly owned subsidiaries of the Company, (C) loans or advances to employees of the Company or any of its subsidiaries in the ordinary course of business consistent with past practice or (D) extensions of credit to customers in the ordinary course of business consistent with past practice); (iv) pledge or otherwise

                                       37
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

  encumber shares of capital stock of the Company or its subsidiaries; or (v) create or assume any Lien on any material assets of the Company or any of its subsidiaries other than in the ordinary and usual course of business consistent with past practice;

    (g) (i) except as set forth in Section 5.1(g) of the Company Disclosure Schedule, increase in any manner the compensation or fringe benefits of any director, officer or employee except in the ordinary course of business consistent with past practice or pay any benefit not required by any plan and arrangement as in effect as of the date hereof or grant any completion bonuses or change of control payments in respect of the Merger or that will be affected thereby; (ii) except in the ordinary course of business consistent with past practice, promote or change the classification or status in respect of or hire any employee or individual; or (iii) make any contributions or other deposits to any trust that is not qualified under
  Section 501(a) of the Code;

    (h) acquire, sell, lease or dispose of any material assets outside the ordinary and usual course of business consistent with past practice or any assets which in the aggregate are material to the Company and its subsidiaries taken as a whole, other than extensions or renewals in the ordinary course of business consistent with past practice;

    (i) except as may be required as a result of a change in Law or in GAAP, make any material change in any of the accounting principles or practices used by it;

    (j) revalue in any material respect any of its assets, including, writing down the value of inventory or writing-off notes or accounts receivable other than in the ordinary and usual course of business consistent with past practice or as required by GAAP;

    (k) (i) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein; (ii) other than in the ordinary and usual course of business consistent with past practice, enter into any material contract or agreement or amend in any material respect any of the Material Contracts or the agreements referred to in Section 3.18; (iii) authorize any new capital expenditure or expenditures which are not provided for in the Company's current capital expenditure plan and which, individually, is in excess of $25,000 or, in the aggregate, are in excess of $50,000; or (iv) enter into or amend any contract, agreement, commitment or arrangement providing for the taking of any action that would be prohibited hereunder;

    (l) make or revoke any Tax election, or settle or compromise any material Tax liability, or change (or make a request to any taxing authority to change) any aspect of its method of accounting for Tax purposes;

    (m) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary and usual course of business consistent with past practice or in accordance with their terms of liabilities reflected, or reserved against in, the consolidated financial statements, including notes thereto, of the Company and its subsidiaries or incurred since the date of such financial statements or waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement related to a business combination involving the Company to which the Company or any of its subsidiaries is a party;

    (n) settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby;

    (o) enter into any agreement or arrangement that limits or otherwise restricts the Company or any of its subsidiaries or any successor thereto or that could, after the Effective Time, limit or restrict the Surviving Corporation and its affiliates (including Parent) or any successor thereto, from engaging or competing in any line of business or in any geographic area;

    (p) fail to comply in any material respect with any Law applicable to the Company, its subsidiaries, or their respective assets;

    (q) enter into any direct or indirect arrangements for financial subsidies from a Governmental Entity;

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

    (r) adopt, enter into, amend, alter or terminate (partially or completely) any Company Benefit Plan or Company Employee Arrangement except as contemplated by this Agreement or to the extent required by applicable Law except the grant of Company Stock Options as otherwise permitted by this Agreement;

    (s) enter into any contract with an officer, director, employee, agent or other similar representative of the Company or any of its subsidiaries that is not terminable, without penalty or other liability, upon not more than 60 calendar days' notice; or

    (t) take, propose (except as permitted by Sections 6.5, 8.3 and 8.5 hereof) to take, or agree in writing or otherwise to take, any of the actions described in Sections 5.1(a) through 5.1(s) or any action which would cause the condition set forth in Section 7.2(a) not to be satisfied.

  Section 5.2 Conduct of Business of Parent. Except as consented to by the Company or as contemplated by this Agreement, during the period from the date hereof to the Effective Time, neither Parent nor any of its subsidiaries will:

    (a) amend Parent's articles of incorporation or bylaws;

    (b) take any action that would or would reasonably be expected to prevent, impair or materially delay the ability of the Company or Parent to consummate the transactions contemplated by this Agreement; or

    (c) take, propose to take, or agree in writing or otherwise to take, any of the actions described in Section 5.2(a) through 5.2(b) or any action which would cause the condition set forth in Section 7.3(a) not to be satisfied.

  Section 5.3 Access to Information.

  (a) Between the date hereof and the Effective Time and subject to applicable Law, the Company will give Parent and Merger Sub and their authorized representatives (including counsel, financial advisors, environmental consultants and auditors) reasonable access to all employees, plants, offices, warehouses and other facilities and to all books and records of the Company and its subsidiaries, will permit Parent and Merger Sub to make such inspections as Parent and Merger Sub may reasonably require, and will cause the Company's officers and those of its subsidiaries to furnish Parent and Merger Sub with such financial and operating data and other information in respect of the business, properties and personnel of the Company and its subsidiaries as Parent or Merger Sub may from time to time reasonably request, provided that no investigation pursuant to this Section 5.3(a) shall affect or be deemed to modify any of the representations or warranties made by the Company; provided, however, that nothing contained in this Section 5.3 shall be interpreted to require the Company to disclose any source code or any information which it is prohibited from disclosing pursuant to the terms of a confidentiality undertaking to a third party.

  (b) Between the date hereof and the Effective Time and subject to applicable Law, Parent will give the Company and its authorized representatives (including counsel, financial advisors, environmental consultants and auditors) reasonable access to all employees, plants, offices, warehouses and other facilities and to all books and records of Parent and its subsidiaries, will permit the Company to make such inspections as the Company may reasonably require, and will cause Parent's officers and those of its subsidiaries to furnish the Company with such financial and operating data and other information in respect of the business, properties and personnel of Parent and its subsidiaries as the Company may from time to time reasonably request, provided that no investigation pursuant to this Section 5.3(b) shall affect or be deemed to modify any of the representations or warranties made by Parent; provided, however, that nothing contained in this Section 5.3 shall be interpreted to require Parent to disclose any source code or any information which it is prohibited from disclosing pursuant to the terms of a confidentiality undertaking to a third party.

  (c) Between the date hereof and the Effective Time, the Company shall furnish to Parent and Merger Sub (i) within five business days after the delivery thereof to management, such monthly financial statements and data as are regularly prepared for distribution to Company management and (ii) at the earliest time they are

                                       39
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

available, such quarterly and annual financial statements as are prepared for the Company Board, which (in the case of this clause (ii)) shall be in accordance with the books and records of the Company.

  (d) Each of Parent and the Company will hold and will cause its authorized representatives to hold in confidence all documents and information furnished to the other in connection with the transactions contemplated by this Agreement pursuant to the terms of that certain Confidentiality Agreement entered into between the Company and Parent dated October 11, 2001 (the "Confidentiality Agreement"), which shall survive any termination of this Agreement in all respects.

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                                   ARTICLE VI

                             Additional Agreements

  Section 6.1 Preparation of S-4 and the Proxy Statement. Parent and the Company will, as promptly as practicable, jointly prepare and (i) the Company will file with the SEC the Proxy Statement in connection with the vote of the stockholders of the Company in respect of the Merger and (ii) Parent will file with the SEC the S-4 in connection with the registration under the Securities Act of the shares of Parent Common Stock issuable upon conversion of the Shares and the other transactions contemplated hereby. Parent and the Company will, and will cause their accountants and lawyers to, use their reasonable best efforts to have or cause the S-4 to be declared effective as promptly as practicable after filing with the SEC and to maintain the effectiveness of the Registration Statement through the Effective Time, including causing their accountants to deliver necessary or required instruments such as opinions, consents and certificates, and will take any other action required or necessary to be taken under federal or state securities Laws or otherwise in connection with the registration process (other than qualifying to do business in any jurisdiction which it is not now so qualified or filing a general consent to service of process in any jurisdiction). The Company and Parent shall, as promptly as practicable after the receipt thereof, provide to the other party copies of any written comments and advise the other party of any oral comments in respect of the Proxy Statement or the S-4 received from the staff of the SEC. The Company will provide Parent with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement prior to filing with the SEC and will provide Parent with a copy of all such filings with the SEC. Parent will provide the Company with a reasonable opportunity to review and comment on any amendment or supplement on the S-4 prior to filing with SEC and will provide the Company with a copy of all such filings with the SEC. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. The Company will use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders at the earliest practicable date.

  Section 6.2 Letter of Accountants.

  (a) The Company shall use all reasonable best efforts to cause to be delivered to Parent a letter of Richard A. Eisner & Company, LLP, the Company's independent auditors, dated as of the date on which the S-4 shall become effective and addressed to Parent, in form and substance reasonably satisfactory to Parent and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the S-4.

  (b) Parent shall use all reasonable best efforts to cause to be delivered to the Company a letter of Tanner + Co., the Parent's independent auditors, dated as of the date on which the S-4 shall become effective and addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the S-4.

  Section 6.3 Meeting. The Company shall take all lawful action to (i) cause a special meeting of its stockholders (the "Company Stockholder Meeting") to be duly called and held as soon as practicable after the effective date of the Form S-4 for the purpose of voting on the approval and adoption of this Agreement and approval of the Merger and related matters and (ii) subject to applicable Law, solicit proxies from its stockholders to obtain the Company Requisite Vote for the approval and adoption of this Agreement and approval of the Merger. Subject to the provisions of Section 6.5(b), the Company Board shall recommend approval and adoption of this Agreement and approval of the Merger by the Company's stockholders and the Company Board shall not withdraw, amend or modify in a manner adverse to Parent such recommendation (or announce publicly its intention to do so).

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

  Section 6.4 Reasonable Best Efforts.

  (a) Subject to the terms and conditions of this Agreement and applicable Law, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Merger and the other transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each party hereto shall make appropriate filings required under any other applicable Antitrust Law (as hereinafter defined) in respect of the transactions contemplated hereby as promptly as practicable and to supply as promptly as practicable any additional information and documentary material that may be requested by the applicable Governmental Entities administering such Laws and use its reasonable best efforts to take, or cause to be taken, all other action consistent with this Section 6.4 necessary to secure the applicable clearances or approvals under such Laws as soon as practicable. For purposes of this Agreement, "Antitrust Law" means the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

  (b) Each of Parent and the Company shall, in connection with the efforts referenced in Section 6.4(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its reasonable best efforts subject to applicable Law to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party informed in all material respects of any material communication received by such party from, or given by such party to, any Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and
(iii) permit the other party to review any material communication given by it to, and consult with each other in advance of any meeting or conference with, any domestic or foreign Governmental Entity in connection herewith or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by such applicable domestic or foreign Governmental Entity or other person, give the other party the opportunity to attend and participate in such meetings and conferences.

  (c) In furtherance and not in limitation of the covenants of the parties contained in Sections 6.4(a) and (b), each of Parent and the Company shall, subject to applicable Law, use its reasonable best efforts to resolve such objections if any, as may be asserted by a Governmental Entity or other person in respect of the transactions contemplated hereby under any Antitrust Law. In connection with the foregoing, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of Parent and the Company shall cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.4 shall (i) limit a party's right to terminate this Agreement pursuant to Section 8.2 so long as such party has up to then complied in all material respects with its obligations under this Section 6.4, (ii) require Parent to dispose or hold separate any part of its business or operations or agree not to compete in any geographic area or line of business or (iii) require Parent to dispose or hold separate any part of the Company's business or operations or agree to cause the Company not to compete in any geographic area or line of business which would in any such case impair in any material respect any of the benefits intended to be derived by Parent after the Effective Time as a result of the Merger.

  (d) The Company agrees that in connection with any litigation which may be brought against the Company or its directors relating to the transactions contemplated hereby, the Company will keep Parent, and any counsel which Parent may retain at its own expense, informed of the course of such litigation, to the extent Parent is not otherwise a party thereto. The Company agrees that it will consult with Parent prior to entering

                                       42
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into any settlement or compromise of any such litigation, and that no such settlement or compromise will be entered into without Parent's prior written consent, which consent shall not be unreasonably withheld.

  Section 6.5 Acquisition Proposals.

  (a) From the date of this Agreement until the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, the Company will not, nor will it permit any of its subsidiaries to, nor will it authorize or permit any officer, director or employee of or any investment banker, attorney, accountant or other advisor or representative of, the Company or any of its subsidiaries to, directly or indirectly, (i) solicit, initiate or knowingly encourage the submission of any Acquisition Proposal or (ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information in respect of, or knowingly take any other action to facilitate, any Acquisition Proposal or any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, provided, however, that nothing contained in this Section 6.5(a) shall prohibit the Company Board from furnishing any information to, or entering into discussions or negotiations with, any person that makes an unsolicited bona fide Acquisition Proposal if, and only to the extent that (A) the Company Stockholder Meeting shall not have occurred, (B) the Company Board, after consultation with outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties to the Company's stockholders under applicable Law, as such duties would exist in the absence of any limitation in this Agreement, (C) the Company Board determines in good faith that such Acquisition Proposal is reasonably likely to lead to a transaction that, if accepted, is reasonably likely to be consummated taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, and believes in good faith, after consultation with its Financial Advisor, based on the information available to the Company Board at the time, that such Acquisition Proposal would, if consummated, result in a transaction more favorable to the Company's stockholders than the Merger (any such more favorable Acquisition Proposal being referred to herein as a "Superior Proposal"), and (D) prior to furnishing any information to, or entering into discussions or negotiations with any person that makes an unsolicited bona fide Acquisition Proposal, the Company
(x) provides reasonable notice to Parent to the effect that it is taking such action and (y) receives from the person submitting such Acquisition Proposal an executed confidentiality/standstill agreement in reasonably customary form and in any event containing terms at least as stringent as those contained in the Confidentiality Agreement between Parent and the Company. The Company shall notify Parent of any Acquisition Proposal (including, the material terms and conditions thereof and the identity of the person making it) as promptly as practicable (but in no case later than 24 hours) after its receipt thereof, and shall thereafter inform Parent on a prompt basis of the status of any discussions or negotiations with such third party, and any material changes to the terms and conditions of such Acquisition Proposal, and shall promptly give Parent a copy of any information delivered to such person which has not previously been reviewed by Parent. The Company has ceased and terminated, and has caused its subsidiaries and affiliates, and their respective officers, directors, employees, investment bankers, attorneys, accountants and other agents and representatives to cease and terminate, any existing activities, discussions or negotiations with any parties conducted heretofore in respect of any possible Acquisition Proposal. The Company shall take all necessary steps to promptly inform the individuals or entities referred to in the first sentence of this Section 6.5 of the obligations undertaken in this Section 6.5. "Acquisition Proposal" means any inquiry, offer or proposal regarding any of the following (other than the transactions contemplated by this Agreement) involving the Company or any of its subsidiaries: (w) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction; (x) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of related transactions; (y) any tender offer or exchange offer for 20% or more of the outstanding Shares or the filing of a registration statement under the Securities Act in connection therewith; or (z) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

  (b) The Company Board will not withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, its approval or recommendation of the Merger unless the Company Board after consultation

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

with outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties to the Company's stockholders under applicable Law; provided, however, that the Company Board may not approve or recommend an Acquisition Proposal (and in connection therewith, withdraw or modify its approval or recommendation of the Merger) unless such an Acquisition Proposal is a Superior Proposal (and the Company shall have first complied with its obligations set forth in Section 8.3(a) and the time referred to in the last sentence of Section 8.3(a) has expired) and unless it shall have first consulted with outside legal counsel, and have determined that the failure to take such action would be inconsistent with its fiduciary duties to the Company's stockholders. Nothing contained in this
Section 6.5(b) shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act. Nothing contained in this Section 6.5(b) shall prohibit the Company from making any disclosure to the Company's stockholders which, in the good faith reasonable judgment of the Company Board, after consultation with outside legal counsel, is required under applicable Law; provided, however, that except as otherwise permitted in this Section 6.5(b), the Company does not withdraw or modify, or propose to withdraw or modify, its position in respect of the Merger or approve or recommend, or propose to approve or recommend, an Acquisition Proposal. Notwithstanding anything contained in this Agreement to the contrary, any action by the Company Board permitted by, and taken in accordance with, this Section 6.5(b) shall not constitute a breach of this Agreement by the Company. Nothing in this Section 6.5(b) shall (i) permit the Company to terminate this Agreement (except as provided in Article VIII hereof) or (ii) affect any other obligations of the Company under this Agreement.

  Section 6.6 Public Announcements. Each of Parent, Merger Sub and the Company will consult with one another before issuing any press release or otherwise making any public statements in respect of the transactions contemplated by this Agreement, including, the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, as determined by Parent, Merger Sub or the Company, as the case may be.

  Section 6.7 Directors' and Officers' Indemnification and Insurance.

  (a) From and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to the fullest extent permitted by applicable Law to, indemnify, defend, and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer or employee of the Company or any subsidiary thereof, (each an "Indemnified Party" and, collectively, the "Indemnified Parties") against all losses, expenses (including, reasonable attorneys' fees and expenses), claims, damages, costs or liabilities or, subject to the proviso of the next succeeding sentence, amounts paid in settlement, in connection with any claim, action, suit, proceeding or investigation, whether civil, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time and whether asserted, instituted or claimed prior to, at or after the Effective Time that are in whole or in part based on, or arising out of the fact that such person is or was a director, officer, or employee of the Company. Without limiting the foregoing, in the event of any such loss, expense, claim, damage, cost or liability (whether or not arising before the Effective Time), (A) the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Surviving Corporation, promptly after statements therefor are received and otherwise advance to such Indemnified Party, upon request for reimbursement, documented expenses reasonably incurred, in either case to the extent not prohibited by the DGCL and upon receipt of any affirmation and undertaking required by the DGCL, (B) the Surviving Corporation will cooperate in the vigorous defense of any such matter and (C) any determination required to be made in respect of whether an Indemnified Party's conduct complies with the standards set forth under the DGCL and the Surviving Corporation's charter or bylaws shall be made as provided by applicable Law, subject to the rights of the Indemnified Party to have such determination made in a court proceeding; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld). The Indemnified Parties as a group may retain only one law firm in respect of each related matter except to the extent there is, in the opinion of counsel to an Indemnified Party,

                                       44
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

under applicable standards of professional conduct, a conflict on any significant issue between positions of any two or more Indemnified Parties.

  (b) For a period of six years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the policies of directors' and officers' liability insurance maintained by the Company for the benefit of those persons who are covered by such policies at the Effective Time (or the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms that are in all material respects not less advantageous to the insured parties in respect of matters occurring prior to the Effective Time), to the extent that such liability insurance can be maintained annually at a cost to the Surviving Corporation not greater than 125% of the premium for the current Company directors' and officers' liability insurance; provided, however, that if such insurance cannot be so maintained or obtained at such costs, the Surviving Corporation shall maintain or obtain as much of such insurance as can be so maintained or obtained at a cost equal to 125% of the current annual premiums of the Company for such insurance.

  (c) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity or such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, or otherwise dissolves or liquidates, then and in either such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation (or Parent, in the case of a dissolution or liquidation) shall assume the obligations set for in this Section 6.7.

  (d) To the fullest extent permitted by Law, from and after the Effective Time, all rights to liability limitation, exculpation or indemnification now existing in favor of the employees, directors or officers of the Company and its subsidiaries in respect of their activities or omissions as such prior to the Effective Time, as provided in the Company's charter or bylaws or in any applicable agreement, in effect on the date thereof or otherwise in effect on the date hereof, shall survive the Merger and shall continue in full force and effect thereafter.

  (e) The provisions of this Section 6.7 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs, and his or her representatives.

  Section 6.8 Notification of Certain Matters. The Company shall give prompt notice to Parent and Merger Sub, and Parent and Merger Sub shall give prompt notice to the Company, of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate at or prior to the Effective Time so as to cause the conditions set forth in Article VII hereof to fail to be satisfied, or (ii) any material failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder so as to cause the conditions set forth in Article VII hereof to fail to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.8 shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

  Section 6.9 Tax-Free Reorganization Treatment. The parties hereto intend that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Each of the parties hereto shall, and shall cause its respective subsidiaries to, use its reasonable best efforts to cause the Merger to so qualify. The parties will use their reasonable best efforts to cause the opinions of counsel contemplated by Sections 7.2(d) and 7.3(d) to be timely delivered, including providing all supporting representations reasonably requested by such counsel and customary in scope and substance.

  Section 6.10 Employee Matters.

  (a) The Company shall, at Parent's request, terminate the Company Option Plans prior to the Closing Date.

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                                      A-49

  (b) Except as contemplated by this Agreement, Parent will and will cause the Surviving Corporation to honor the obligations of the Company or any of its subsidiaries under the provisions of each Company Benefit Plan and Company Employee Arrangement; provided that the Company shall have the right at any time to amend or terminate any such Company Benefit Plan or Company Employee Arrangement in accordance with its terms. The employees of the Company will be eligible to participate in Parent's applicable employee benefit plans, as such plans may be in effect from time to time, as soon as administratively convenient (as determined at Parent's sole discretion) after the Effective Time and, at Parent's sole discretion, will become employees of Parent or any of its subsidiaries. Until such time as employees of the Company (the "Company Employees") become eligible to participate in Parent's applicable employee benefit plans (the "Benefits Integration Date"), Parent shall cause such employee benefits to be maintained for such Company Employees that are, in the aggregate, no less favorable than those provided to such Company Employees immediately prior to the Effective Time. Following the Benefits Integration Date, with respect to each plan maintained by Parent in which any Company Employee participates (each, a "Parent Plan") that is an "employee benefit plan" as defined in Section 3(3) of ERISA, for purposes of eligibility to participate, vesting and, solely with respect to severance and vacation, level of benefit entitlement (including for purposes of benefits accrual during the last actual twelve months), service with the Company and its affiliates (or predecessor employers to the extent the Company and its affiliates provided past service credit) shall be treated as service with Parent to the same extent such service was counted under the corresponding Company Benefit Plan, if any; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations. Each Parent Plan shall waive preexisting condition limitations to the same extent waived under the corresponding Company Benefit Plan. Company Employees shall be given credit under the applicable Parent Plan for amounts paid under a corresponding Company Benefit Plan during the same period as though such amounts had been paid in accordance with the terms and conditions of the Parent Plan.

  (c) Upon the request of Parent, the Company's Board of Directors shall adopt a resolution terminating the Company's 401(k) plan and 100% vesting of participants' accounts in the plan as of the Effective time. In addition, upon the request of Parent, the Company shall take appropriate action to terminate its 401(k) plan and shall seek a determination of termination from the IRS regarding the qualified status of such 401(k) plan.

  Section 6.11 Company Affiliate Agreements. Section 6.11 of the Company Disclosure Schedule sets forth a list of all persons who are, and all persons who to the Company's knowledge will be at the Closing Date, "affiliates" of the Company for purposes of Rule 145 under the Securities Act. The Company will cause such list to be updated promptly through the Closing Date. Not later than 10 days prior to the date of the Company Stockholder Meeting, the Company shall cause its "affiliates" to deliver to Parent a Company Affiliate Agreement (the "Company Affiliate Agreement") substantially in the form attached as Exhibit A.

  Section 6.12 SEC and Other Filings. Each of Parent and the Company shall promptly provide the other party (or its counsel) with copies of all filings made by the other party or any of its subsidiaries with the SEC or any other state, federal or foreign Governmental Entity in connection with this Agreement and the transactions contemplated hereby.

  Section 6.13 Fees and Expenses. Whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby and thereby shall be paid by the party incurring such Expenses, except (a) Expenses incurred in connection with the filing, printing and mailing of the Proxy Statement and the S4, which shall be shared equally by the Company and Parent, and (b) if applicable, as provided in Section 8.5. As used in this Agreement, "Expenses" includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with, or related to, the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, filing, printing and mailing of the Proxy Statement and the S4

                                       46
and the solicitation of stockholder approvals and all other matters related to the transactions contemplated hereby.

  Section 6.14 Obligations of Merger Sub. Parent will take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

  Section 6.15 Antitakeover Statutes. If any Takeover Statute is or may become applicable to the Merger, each of Parent and the Company shall use their reasonable best efforts to permit the transactions contemplated by this Agreement, as applicable, to be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on the Merger.

  Section 6.16 Parent Board Seats. At the Effective Time, Parent shall have taken all action necessary as allowed under applicable Law, its Certificate of Incorporation and Bylaws to amend its bylaws to increase the size of Parent's board of directors to seven (7) members. For the period of three (3) years following the Effective Time, Donald L. Danks, as representative of the holders of Company Common Stock, shall have the right to designate three (3) individuals to serve on Parent's board of directors, all of whom shall be acceptable to Parent in its reasonably discretion. Assuming such designees are willing to serve on Parent's board of directors, Parent's board of directors shall take all reasonable actions necessary to nominate such designees to be approved by Parent's stockholders. On or before the Effective Time, Parent shall have obtained customary director and officer insurance, which shall provide claims coverage of a minimum of $5,000,000 per claim.

  Section 6.17 Delivery of Disclosure Schedules. On or before five (5) business days from the date hereof, (a) the Company shall deliver to Parent the Company Disclosure Schedule and all contracts, agreements, and documents referred to therein, all in the form and substance satisfactory to Parent in its sole discretion, and (b) Parent shall deliver to the Company the Parent Disclosure Schedule, and all contracts, agreements, and documents referred to therein, all in the form and substance satisfactory to Parent in its sole discretion. Any provision in this Agreement indicating that documents or information has previously been provided to Parent, Merger Sub, or the Company or will be provided to such parties hereafter shall be deemed to require delivery of such information within five (5) business days from the date of this Agreement.

                                       47
                                      A-51
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                                  ARTICLE VII

                    Conditions to Consummation of the Merger

  Section 7.1 Conditions to Each Party's Obligations to Effect the Merger. The respective obligations of each party to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Effective Time of each of the following conditions, any or all of which may be waived in whole or in part by the party being benefited thereby, to the extent permitted by applicable Law:

    (a) The Merger shall have been approved and adopted by the Company Requisite Vote.

    (b) There shall not be in effect any Law of any Governmental Entity of competent jurisdiction restraining, enjoining or otherwise preventing consummation of the transactions contemplated by this Agreement and no Governmental Entity shall have instituted any proceeding which continues to be pending seeking any such Law.

    (c) The S-4 shall have been declared effective by the SEC and shall be effective at the Effective Time, and no stop order suspending effectiveness shall have been issued and no action, suit, proceeding or investigation by the SEC or any state securities administrator to suspend the effectiveness thereof shall have been threatened, initiated and be continuing.

    (d) By the approval of seventy five percent (75%) of the Evaluation Committee, the Evaluation Committee shall have (i) identified the holders of Company Stock Options that will be required to re-vest under the Assumed Stock Options; (ii) determined the re-vesting schedule for the applicable Assumed Stock Options; and (iii) obtained all required consents to lawfully implement the re-vesting of such Assumed Stock Options.

  Section 7.2 Conditions to the Obligations of Parent and Merger Sub. The respective obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Effective Time of each of the following additional conditions, any or all of which may be waived in whole or part by Parent and Merger Sub, as the case may be, to the extent permitted by applicable Law:

    (a) The representations and warranties of the Company contained herein shall have been true in all respects when made and on and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, which shall speak only as of the specified date), except where the failure to be true, individually or in the aggregate, has not had or is not reasonably expected to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole.

    (b) The Company shall have performed or complied in all material respects with all agreements and conditions contained herein required to be performed or complied with by it prior to or at the time of the Closing.

    (c) The Company shall have delivered to Parent a certificate, dated the date of the Closing, signed by the President or any Vice President of the Company (but without personal liability thereto), certifying as to the fulfillment of the conditions specified in Sections 7.2(a) and 7.2(b).

    (d) Parent shall have received an opinion of its tax counsel, Snell & Wilmer L.L.P., dated the Effective Time, to the effect that (i) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code; and (ii) each of Parent, Merger Sub and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code. The issuance of such opinion shall be conditioned on the receipt by such tax counsel of representation letters from each of the Parent, Merger Sub and the Company, substantially in the forms attached hereto as Exhibits C and D in each case, in form and substance reasonably satisfactory to Snell & Wilmer L.L.P. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect.

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

    (e) All authorizations, consents or approvals of a Governmental Entity (other than those specified in Section 7.1(b)) required in connection with the execution and delivery of this Agreement and the performance of the obligations hereunder shall have been made or obtained, without any limitation, restriction or condition that is reasonably expected to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole (or an effect on Parent and its subsidiaries that, were such effect applied to the Company and its subsidiaries, is reasonably expected to have a Material Adverse Effect on the Company), except for such authorizations, consents or approvals, the failure of which to have been made or obtained is not reasonably expected to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole (or an effect on Parent and its subsidiaries that, were such effect applied to the Company and its subsidiaries, is reasonably expected to have a Material Adverse Effect on the Company).

    (f) Parent shall have received from the Company's "affiliates" a Company Affiliate Agreement substantially in the form attached as Exhibit A.

    (g) Excluding William C. Gibbs and Mitchell Edwards, Parent shall have received from its officers, directors, and five percent (5%) stockholders (calculated on a post-closing basis) an executed Lock-Up Agreement in the form attached as Exhibit B.

    (h) Stockholders of the Company holding no more than 20% of the Company Common Stock shall have elected any appraisal rights or associated payments under Section 262 of the DCGL.

    (i) All convertible debentures, convertible promissory notes, Canadian shares, and any other equity or debt securities shall have been converted into Company Common Stock.

    (j) The Company's disputes with Keith Freadhoff, Donald Corliss, David Bassett-Parkins, and Hahn Ngo shall have been settled on terms acceptable to Parent, and Keith Freadhoff, Donald Corliss, David Bassett-Parkins, and Hahn Ngo shall have provided a release of any known or unknown claims against the Company.

    (k) Parent shall have received an opinion, dated the Effective Time, from Parsons Behle & Latimer, counsel to the Company, in the form reasonably acceptable to Parent and its legal counsel regarding the due authorization of the Company entering and performing this Agreement and the Merger, enforceability of this Agreement and the Merger, and no conflicts with the charter or bylaws of the Company.

  Section 7.3 Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Effective Time of each of the following conditions, any or all of which may be waived in whole or in part by the Company to the extent permitted by applicable Law:

    (a) The representations and warranties of Parent and Merger Sub contained herein shall be true in all respects when made and on and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, which shall speak only as of the specified date), except where the failure to be true, individually or in the aggregate, has not had or is not reasonably expected to have a Material Adverse Effect on Parent and its subsidiaries taken as a whole.

    (b) Parent shall have performed or complied in all material respects with all agreements and conditions contained herein required to be performed or complied with by it prior to or at the time of the Closing.

    (c) Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by the President or any Vice President of Parent (but without personal liability thereto), certifying as to the fulfillment of the conditions specified in Sections 7.3(a) and 7.3(b).

    (d) (i) The Company shall have received an opinion of Snell & Wilmer L.L.P., dated the Effective Time, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code; and (ii) each of Parent, Merger Sub and the Company will be a party to the reorganization

                                       49
  within the meaning of Section 368(b) of the Code. The issuance of such opinion shall be conditioned on the receipt by such tax counsel of representation letters from each of the Parent, Merger Sub and the Company, in each case, in form and substance reasonably satisfactory to Snell & Wilmer L.L.P. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect.

    (e) The Company shall have received an opinion, dated the Effective Time, from Snell & Wilmer, L.L.P., counsel to Parent, in the form reasonably acceptable to the Company and its legal counsel regarding the due authorization of the Parent and Merger Sub entering and performing this Agreement and the Merger, enforceability of this Agreement and the Merger, and no conflicts with the charter or bylaws of Parent or Merger Sub.

    (f) Excluding William C. Gibbs and Mitchell Edwards, Parent shall have received from its officers, directors, and five percent (5%) stockholders (calculated on a post-closing basis) an executed Lock-Up Agreement in the form attached as Exhibit B.

                                       50
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

                                  ARTICLE VIII

                         Termination; Amendment; Waiver

  Section 8.1 Termination by Mutual Agreement. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval of the Merger by the Company Requisite Vote referred to in Section 7.1(a), by mutual written consent of the Company and Parent by action of their respective boards of directors.

  Section 8.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of either Parent or the Company if:

    (a) the Merger shall not have been consummated by February 22, 2002, whether such date is before or after the date of approval of the Merger by the Company Requisite Vote (the "Termination Date"); provided, however, that if either Parent or the Company reasonably determines in good faith that additional time is necessary in connection with obtaining any consent, registration, approval, permit or authorization required to be obtained from any Governmental Entity, the Termination Date may be extended by Parent or the Company from time to time by written notice to the other party to a date not beyond March 29, 2002;

    (b) the Company Requisite Vote shall not have been obtained at the Company Stockholder Meeting or at any adjournment or postponement thereof;

    (c) any Law permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval of the Merger by the Company Requisite Vote); or

    (d) any Governmental Entity shall have failed to issue an order, decree or ruling or to take any other action which is necessary to fulfill the conditions set forth in Sections 7.1(b) and 7.2(e), as applicable, and such denial of a request to issue such order, decree or ruling or take such other action shall have been final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the Merger to be consummated.

  Section 8.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Company Board:

    (a) if (i) the Company Stockholder Meeting shall not have been held and completed, (ii) the Company Board authorizes the Company, subject to complying with the terms of this Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Parent in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice, and (iii) during the three business day period after the Company's notice, (A) the Company shall have negotiated with, and shall have caused its respective financial and legal advisors to negotiate with, Parent to attempt to make such adjustments in the terms and conditions of this Agreement as would enable the Company to proceed with the transactions contemplated hereby and (B) the Company Board shall have concluded, after considering the results of such negotiations, that any Superior Proposal giving rise to the Company's notice continues to be a Superior Proposal. The Company may not effect such termination unless contemporaneously therewith the Company pays to Parent in immediately available funds the fees required to be paid pursuant to Section 8.5. The Company agrees (x) that it will not enter into a binding agreement referred to in clause (ii) above until at least the day following the third business day after it has provided the notice to Parent required thereby and (y) to notify Parent promptly if its intention to enter into a written agreement referred to in its notification shall change at any time after giving such notification;

                                       51

    (b) if there is a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement contained in this Agreement that cannot be cured and would cause a condition set forth in Section 7.3(a) or 7.3(b) to be incapable of being satisfied as of the Termination Date;

    (c) if the Parent Disclosure Schedule is not delivered to the Company, and accepted by the Company, as provided in Section 6.17; provided that this termination right must be exercised on or before the fifth business day following actual receipt of the Parent Disclosure Schedule and the contracts, agreements, and documents referred to therein as required to be delivered pursuant to Section 6.17; or

    (d) if Parent's representations and warranties set forth in Section 4.4 are not correct in any material respect.

  Section 8.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent, if:

    (a) either (i) the Company enters into a binding agreement for a Superior Proposal, or (ii) the Company Board shall have withdrawn or adversely modified its approval or recommendation of the Merger; or

    (b) there is a breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement that cannot be cured and would cause a condition set forth in Section 7.2(a) or 7.2(b) to be incapable of being satisfied as of the Termination Date.

    (c) if the Company Disclosure Schedule is not delivered to Parent, and accepted by the Parent, as provided in Section 6.17; provided that this termination right must be exercised on or before the fifth business day following actual receipt of the Company Disclosure Schedule and the contracts, agreements, and documents referred to therein as required to be delivered pursuant to Section 6.17.

  Section 8.5 Effect of Termination and Abandonment.

  (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement (other than this Section 8.5, Sections 5.3(c) and 6.13, and Article IX) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors, or other representatives); provided, however, that except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any willful breach of this Agreement.

  (b) In the event that (i) a bona fide Acquisition Proposal shall have been made or any person shall have publicly announced an intention (whether or not conditional) to make a bona fide Acquisition Proposal in respect of the Company or any of its subsidiaries and thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.2(b) or by the Parent pursuant to Section 8.4(b) as a result of a material breach by the Company of any of the covenants set forth in Section 6.5 hereof (provided that within 9 months of the termination of this Agreement any Acquisition Proposal by a third party is entered into, agreed to, or consummated by the Company) or (ii) this Agreement is terminated by the Company pursuant to Section 8.3(a), or (iii) this Agreement is terminated by Parent pursuant to Section 8.4(a)(i), or (iv) this Agreement is terminated by Parent pursuant to Section 8.4(a)(ii) and, within 9 months of such termination, any Acquisition Proposal by any third party is entered into, agreed to or consummated by the Company, then the Company shall pay Parent a termination fee of $1,500,000 in same-day funds, on the date of such termination, in the case of clause (ii) or (iii), or on the earlier of the date an agreement is entered into in respect of an Acquisition Proposal or an Acquisition Proposal is consummated in the case of clause (i) or
(iv).

  (c) The Company acknowledges that the agreements contained in Section 8.5(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not have entered into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to Section 8.5(b), and, in order to obtain such payment, Parent commences a suit which results in a

                                       52
judgment against the Company for the fee set forth in this Section 8.5, the Company shall pay to Parent its costs and expenses (including, attorneys' fees) in connection with such suit, together with interest from the date of termination of this Agreement on the amounts owed at the prime rate of Bank of America, N.A., in effect from time to time during such period.

  Section 8.6 Amendment. This Agreement may be amended by action taken by the Company, Parent and Merger Sub at any time before or after approval of the Merger by the Company Requisite Vote but, after any such approval, no amendment shall be made which requires the approval of such stockholders under applicable Law without such approval. This Agreement may not be amended except by an instrument in writing signed on behalf of the parties hereto.

  Section 8.7 Extension; Waiver. At any time prior to the Effective Time, each party hereto (for these purposes, Parent and Merger Sub shall together be deemed one party and the Company shall be deemed the other party) may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto, or (iii) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of either party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

                                       53

                                   ARTICLE IX

                                 Miscellaneous

  Section 9.1 Entire Agreement; Assignment.

  (a) This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the parties hereto in respect of the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties in respect of the subject matter hereof, other than the Confidentiality Agreement (which shall remain in effect).

  (b) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including by merger or consolidation) or otherwise without the prior written consent of the other parties. Any assignment in violation of the preceding sentence shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors and permitted assigns.

  Section 9.2 Nonsurvival of Representations and Warranties.

  The representations and warranties made herein by the parties hereto shall not survive the Effective Time. This Section 9.2 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time or after termination of this Agreement.

  Section 9.3 Notices. All notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given
(i) five business days following sending by registered or certified mail, postage prepaid, (ii) when sent if sent by facsimile; provided, however, that the facsimile is promptly confirmed by telephone confirmation thereof, (iii) when delivered, if delivered personally to the intended recipient, and (iv) one business day following sending by overnight delivery via a national courier service, and in each case, addressed to a party at the following address for such party:

    if to Merger Sub or to Parent, to:    Category 5 Technologies, Inc.
                                          4505 South Wasatch Boulevard, Suite
                                           370
                                          Salt Lake City, UT 84124
                                          Attention: Chief Executive Officer
                                          Facsimile No.: (801) 424-2992
                                          Telephone No.: (801) 424-2999

    with copies to:                       Snell & Wilmer, L.L.P.
                                          15 West South Temple, Suite 1200
                                          Salt Lake City, Utah 84101
                                          Attention: David F. Evans
                                          Facsimile: (801) 257-1800
                                          Telephone No.: (801) 257-1900

    if to the Company, to:                NetGateway, Inc.
                                          754 East Technology Avenue
                                          Orem, Utah 84097
                                          Attention: John J. Poelman
                                          Facsimile: (801) 228-9761
                                          Telephone No.: (801) 227-0004


                                       54
    with a copy to:                       Parsons Behle & Latimer
                                          201 S. Main Street, Suite #1800
                                          Salt Lake City, Utah 84111
                                          Attention: George M. Flint III
                                          Facsimile: (801) 536-6111
                                          Telephone No.: (801) 532-1234

or to such other address or facsimile number as the person to whom notice is given may have previously furnished to the other in writing in the manner set forth above.

  Section 9.4 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Utah, without giving effect to the choice of Law principles thereof.

  Section 9.5 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

  Section 9.6 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns, and, except as provided in Section 6.7, nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

  Section 9.7 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

  Section 9.8 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Utah or in Utah state court, this being in addition to any other remedy to which they are entitled at Law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Utah or any Utah state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than a federal or state court sitting in the State of Utah.

  Section 9.9 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

  Section 9.10 Interpretation.

  (a) The words "hereof," "herein," "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit, and schedule references are to the articles, sections, paragraphs, exhibits,

                                       55
and schedules of this Agreement unless otherwise specified. Whenever the words "include," "includes," or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation," the word "or" shall mean "and/or." All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.

  (b) The phrases "the date of this Agreement," "the date hereof," and terms of similar import, unless the context otherwise requires, shall be deemed to refer to October 23, 2001. The phrase "made available" in this Agreement shall mean that the information referred to has been actually delivered to the party to whom such information is to be made available.

  (c) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

  Section 9.11 Definitions. As used herein,

  (a) "beneficial ownership" or "beneficially own" has the meaning provided in
Section 13(d) of the Exchange Act and the rules and regulations thereunder.

  (b) "business day" shall mean any day other than Saturday, Sunday or any day on which banks in Salt Lake City, Utah are required or authorized by Law to be closed for business.

  (c) "know" or "knowledge" means, in respect of any party, the actual knowledge of the officers and employees of such party actively participating in the negotiation of this agreement and related due diligence activities, without any requirement to undertake an independent investigation, provided that, (i) in the case of the Company, such officers and employees shall be limited to those persons named in Section 9.11(c) of the Company Disclosure Schedule and
(ii) in the case of Parent, such officers and employees shall be limited to those persons named in Section 9.11(c) of the Parent Disclosure Schedule.

  (d) "Material Adverse Effect" means in respect of any entity, any material adverse effect on (i) the assets, properties, financial condition or results of operations of such entity and its subsidiaries taken as a whole, other than any change, circumstance, effect or development (A) relating to the small business services industry (it being understood that this clause (A) shall not exclude, in the case of any Material Adverse Effect with respect to either party, any change, circumstance, effect or development relating to the small business services industry or economy in general in any location in which such entity operates or owns assets that materially disproportionately impacts such party),
(B) arising out of or resulting from actions contemplated by the parties in connection with, or which is attributable to, the announcement of this Agreement and the transactions contemplated hereby (including loss of customers, suppliers or employees or the delay or cancellation of orders for products), or (C) any shareholder litigation or litigation by any Governmental Entity, in each case brought or threatened against such entity or any member of its board of directors in respect of this Agreement or the transactions contemplated hereby; provided that any change in the market price or trading volume of the Company Common Stock or Parent Common Stock shall not, in and of itself, constitute a Material Adverse Effect, or (ii) the ability of such party to consummate the transactions contemplated by this Agreement.


                                       56

  (e) "person" means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

  (f) "subsidiary" means, in respect of any party, any corporation, partnership or other entity or organization, whether incorporated or unincorporated, of which (i) such other party or any other subsidiary of such party is a general partner (excluding such partnerships where such party or any subsidiary of such party does not have a majority of the voting interest in such partnership) or
(ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions in respect of such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.

                [THE REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                       57

  In Witness Whereof, each of the parties has caused this Agreement to be duly executed on its behalf as of the date first above written.

                                          Netgateway, Inc.

                                                     /s/ Donald Danks
                                          By: _________________________________
                                            Name: Donald Danks
                                            Title: Chairman, President and CEO

                                          Category 5 Technologies, Inc.

                                                   /s/ William C. Gibbs
                                          By: _________________________________
                                            Name: William C. Gibbs
                                            Title: Chief Executive Officer

                                          C5T Acquisition Corp.

                                                   /s/ William C. Gibbs
                                          By: _________________________________
                                            Name: William C. Gibbs
                                            Title: President

                                       58

                                                                         ANNEX B



                                                                October 23, 2001

Board of Directors
Netgateway, Inc.
745 E. Technology Avenue
Orem, Utah 84097

Gentlemen:

  You have requested that we render our opinion as to the fairness, from a financial point of view, to the shareholders of Netgateway, Inc. a Delaware corporation ("Netgateway"), of the merger (the "Merger") of Netgateway, with and into a wholly owned subsidiary of Category 5 Technologies, Inc. ("Category 5"), a Nevada corporation. Upon the effectiveness of the Merger, each of the outstanding shares of common stock, par value $.001 per share, of Netgateway shall be converted into .181818 (the "Exchange Ratio") shares of the common stock, par value $.001 per share, of Category 5.

  SBI E2-Capital (USA), Ltd. (the "Firm"), as part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with Netgateway and Category 5, having conducted a due diligence review of both Netgateway and Category 5 in connection with the rendering of this opinion, and we participated in certain of the negotiations leading to the Merger Agreement.

  In connection with the review and analysis performed to render our opinion, among other things, we have:

    i. Reviewed the periodic reports under Sections 13, 14, and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), certain interim reports of Netgateway and Category 5, as well as the financial statements prepared by the management of Netgateway and Category 5;

    ii. Reviewed certain internal financial analyses and forecasts for Netgateway and Category 5 prepared by their management;

    iii. Held discussions with members of the senior management of Netgateway and Category 5 regarding the strategic rationale for, and potential benefits of, the transaction contemplated by the Merger Agreement and the past and current business operations, financial condition and future prospects of their respective companies and of the combined operations of Netgateway and Category 5;

    iv. Reviewed a draft copy of the Merger Agreement in the form provided to us by Netgateway and Category 5;

    v. Reviewed certain publicly available documents relating to Netgateway and Category 5;

    vi. Reviewed internal budgets and projections, marketing materials and press releases provided to us by Netgateway and Category 5;

    vii. Reviewed publicly available data and information for companies which we have determined to be comparable to Netgateway and Category 5;

    viii. Reviewed available research reports for companies which we have determined to be comparable to Netgateway and Category 5;

    ix. Reviewed the financial terms of other recent business combinations;
  and

    x. Conducted such other financial analyses and examinations and considered such other financial, economic and market criteria as we have determined to be appropriate for purposes of this opinion.

  We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with Netgateway's consent that the financial forecasts provided by the respective managements of Netgateway and Category 5 have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of the management of Netgateway and Category 5. We have assumed that the transaction contemplated by the Merger Agreement will be accounted for as a purchase under generally accepted accounting principles. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of Netgateway in connection with its consideration of the transaction contemplated by the Agreement.

  Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion as of the date hereof that the Exchange Ratio is fair, from a financial point of view, to holders of the Netgateway Common Stock.

  This Opinion is furnished solely for your benefit and may not be relied upon by any other person without our express, prior written consent and this opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote in connection with the proposed Merger. This Opinion is delivered to each recipient subject to the conditions, scope of engagement, limitations and understandings set forth in this Opinion and our engagement letter, and subject to the understanding that the obligations of the Firm hereunder are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person of the Firm shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates.

  We have tried to apply objective measures of value in rendering our Opinion. You understand, however, that such a valuation necessarily is based on some subjective interpretations of value. We understand that we are not obligated to revise our opinion due to events and fluctuating economic conditions occurring subsequent to the date of this Opinion.

  We have been engaged to render financial advisory services to Netgateway in connection with the Merger and will receive a fee for our services, none of which is contingent upon the consummation of the Merger. We will also receive a fee in connection with the delivery of this opinion. In the ordinary course of business, we may hold or actively trade the equity securities of Netgateway and Category 5 for our own account or for the account of customers and, accordingly may at any time hold a long or short position in such securities. In addition, we have been engaged by Category 5 to provide significant and substantial financial services to them prior the anticipated completion of the Merger.

  We hereby consent to the use of this opinion in any public disclosure of Netgateway in which it is required by law, rule, or regulation to be disclosed.

                                        Very Truly Yours,

                                        SBI E2-Capital (USA), Ltd.

                                                   /s/ Shelly Singhal
                                        By: -----------------------------------
                                                     Shelly Singhal
                                                   Managing Director and
                                                 Executive Vice President

                                                                         ANNEX C

                               SECTION 262 OF THE
                        DELAWARE GENERAL CORPORATION LAW

Appraisal Rights

  (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S)228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S)251 (other than a merger effected pursuant to (S)251(g) of this title), (S)252, (S)254, (S)257, (S)258, (S)263 or (S)264 of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of (S)251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to
  (S)(S)251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

      a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

      b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

      c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

      d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S)253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

  (d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of 1 such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of 1 such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of 1 such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to (S)228 or
  (S)253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
  (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw 1 such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after 1 such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection
(d) hereof, whichever is later.

  (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted 1 such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that 2 such stockholder is not entitled to appraisal rights under this section.

  (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded 1 appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of 1 such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

  (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II

             INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS

Item 20. Indemnification of Directors and Officers.

  The General Corporation Law of the State of Nevada, at Sections 78.7502,
78.751 and 78.752, provides, in pertinent part, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as the director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

  In addition, the indemnification of expenses, including amounts paid in settlement and attorneys' fees, is allowed in any action or suit by or in the right of the corporation, except no indemnification is allowed in respect to any claim, issue or matter as to which any such person has been adjudged to be liable to the corporation, after exhaustion of all appeals therefrom, unless and only to the extent that, upon application, the court in which such action or suit was brought, or other court of competent jurisdiction, determines that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. To the extent that any such person succeeds on the merits or otherwise, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith.

  Any discretionary indemnification may be made by the corporation only as authorized in the specific case upon a determination that the person to be indemnified met the applicable standard of conduct. The determination that the person to be indemnified met the applicable standard of conduct, if not made by a court, must be made (i) by the stockholders, (ii) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding, (iii) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion, or (iv) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. A corporation may purchase indemnity insurance. The above described indemnification and advancement of expenses, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of such person's heirs, executors and administrators.

  Article VI, Section 6.1(e) of the Category 5 Technologies' bylaws provides that Category 5 Technologies shall indemnify its officers, directors, employees and agents for such expenses, judgments, fines and amounts paid in settlement to the full extent permitted by the laws of the State of Nevada, and that Category 5 Technologies must indemnify its officers, directors, employees and agents in all cases in which a corporation may indemnify an officer or director under Nevada law. Category 5 Technologies' bylaws also provide that the corporation must authorize the advancement of expenses incurred by an officer, director or employee when: (i) the officer, director or employee furnishes Category 5 Technologies a written affirmation of the person's good faith belief that he has met the applicable standard of conduct, (ii) the officer, director or employee furnishes a written undertaking to repay the advance if it is ultimately determined that he did not meet the standard of conduct, and (iii) a determination is made that the facts then known to those making the determination would not preclude indemnification under the Category 5 Technologies bylaws.

  Section 78.037 of the General Corporation Law of the State of Nevada permits a corporation to provide in its articles of incorporation a provision eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but such a provision cannot limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of unlawful distributions. Accordingly, Article Seven of Category 5 Technologies' Amended and Restated Certificate of Incorporation, as corrected, provides that, to the fullest extent permitted by Nevada law, a director or former director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director of the corporation. However, Article Seven expressly precludes the elimination or limitation of the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) any transaction from which the director derived an improper personal benefit.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit List

 Exhibit
   No.                           Description of Exhibit
 -------                         ----------------------
   2.1   Agreement and Plan of Merger among Netgateway, Inc., Category 5
         Technologies, Inc., and C5T Acquisition Corp., dated October 23, 2001, attached as Annex A to the proxy statement/prospectus.

   2.2   Stock Purchase Agreement by and among Network Investor Communications,
         Inc., ePenzio, Inc. and the Shareholders of ePenzio, Inc., dated May
         16, 2001.(2)

   3.1   Amended and Restated Certificate of Incorporation of Network Investor
         Communications, Inc.(3)

   3.2   Bylaws of Network Investor Communications, Inc.(4)

   3.3   Bylaws of Category 5 Technologies, Inc.+

   3.4   Certificate of Correction to the Amended and Restated Certificate of
         Incorporation of Category 5 Technologies, Inc.+

   5.1   Opinion of Snell & Wilmer L.L.P. ( )

   8.1   Opinion of Snell & Wilmer L.L.P. regarding certain tax matters. ( )

 *10.1   Category 5 Technologies, Inc. Long-Term Incentive Plan.(3)

  10.2   Category 5 Technologies, Inc. 2001 Director Option Plan.(3)

 *10.3   Employment Agreement between Category 5 Technologies, Inc. and William
         C. Gibbs, dated June 1, 2001.(3)

 *10.4   Amendment No. 1 to the Employment Agreement between Category 5
         Technologies, Inc. and William C. Gibbs, dated October 31, 2001.+

 *10.5   Employment Agreement between Category 5 Technologies, Inc. and
         Mitchell Edwards, dated June 1, 2001.(3)

 *10.6   Amendment No. 1 to the Employment Agreement between Category 5
         Technologies, Inc. and Mitchell Edwards, dated October 31, 2001.+


 Exhibit
   No.                           Description of Exhibit
 -------                         ----------------------
  10.7   Consulting Agreement, dated February 22, 2002, by and between Crescent
         Advisors, LLC and ePenzio, Inc., as amended May 29, 2001.(1)

  10.8   Stock Purchase Agreement, dated February 2001, by and between the
         Network Investor Communications, Inc. and Peruvian Investments, LLC.(1)

 *10.9   Network Investor Communications, Inc. Stock Option Agreement issued to
         William C. Gibbs and dated May 29, 2001.(5)

 *10.10  Network Investor Communications, Inc. Stock Option Agreement issued to
         Mitchell Edwards and dated May 29, 2001.(5)

 *10.11  Network Investor Communications, Inc. Stock Option Agreement issued to
         Edward P. Mooney and dated May 29, 2001.(5)

  10.12 Warrant to Purchase Common Stock issued to Kings Peak Capital, LLC and dated May 21, 2001.(1)

 *10.13  Option to Purchase Common Stock issued to William C. Gibbs and dated
         August 6, 2001 (500,000 shares).+

 *10.14  Option to Purchase Common Stock issued to Mitchell Edwards and dated
         August 6, 2001 (500,000 shares).(1)

  10.15  Sublease Agreement between Sonic Innovations, Inc. and Executive
         Credit Services, L.C., dated October 1, 1999.(1)

  10.16  Consent to Sublease and Assumption Agreement between 2705 E.
         Cottonwood Parkway, L.C., Executive Credit Services, L.C. and Sonic
         Innovations, Inc., dated May 15, 2000.(1)

  10.17  Confidentiality and Marketing Agreement, by and between ePenzio, Inc.
         and Home, Inc., and dated July 21, 2000.(1)

  10.18  Business Loan Agreement (Asset Based) by and between Zions First
         National Bank, a national banking association, and ePenzio, Inc. and dated September 11, 2001, ($1 Million Line of Credit Facility).(1)

  10.19  $1 Million Secured Promissory Note issued by ePenzio, Inc. in favor of
         Zions First National Bank, on September 11, 2001.(1)

  10.20  Commercial Security Agreement, between ePenzio, Inc. and Zions First
         National Bank, dated September 11, 2001, related to the $1 Million
         Zions First National Bank Credit Facility.(1)

  16.1   Letter re Change in Certifying Accountant.(6)

  21.1   Subsidiaries of Category 5 Technologies, Inc.+

  23.1   Consent of Snell & Wilmer L.L.P. (included in exhibit 5.1)

  23.2   Consent of SBI E-2 Capital (USA) Ltd.+

  23.3   Consent of KPMG LLP+

  23.4   Consent of Richard A. Eisner & Company, LLP+

  23.5   Consent of Tanner + Co.+

  24.1 Powers of Attorney (included on the signature pages to this registration statement).

--------
* Management contract for compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 14(c) of Form 10-K.
+  Filed herein.

( )  To be filed by amendment.
(1) Incorporated by reference to the Exhibits filed with Category 5 Technologies' Transition Report on Form 10-KSB/T for the period ended June 30, 2001.
(2) Incorporated by reference to the Exhibits filed with Category 5 Technologies' Current Report on Form 8-K filed on June 6, 2001.
(3) Incorporated by reference to the Annexes of Category 5 Technologies' Revised Information Statement on Schedule 14C filed on July 19, 2001.
(4) Incorporated by reference to the Exhibits filed with the Network Investor Communications, Inc.'s Registration Statement on Form 10-SB12G, filed on March 1, 1999.
(5) Incorporated by reference to the Exhibits filed with the Network Investor Communications, Inc.'s Registration Statement on Form S-8 on August 23, 2001.
(6) Incorporated by reference to Network Investor Communications, Inc.'s Current Report on Form 8-K/A filed on August 28, 2001.

Item 22. Undertakings.

  (a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

    (4) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

    (5) That every prospectus (i) that is filed pursuant to paragraph (4) immediately preceding, or (ii) that purports to meet the requirements of
  Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

    (6) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request; and

    (7) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

  (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Salt Lake City, Utah, on November 8, 2001.

                                          Category 5 Technologies, Inc.

                                                  /s/ William C. Gibbs
                                          By: _________________________________
                                                    William C. Gibbs
                                                 Chief Executive Officer

                               POWER OF ATTORNEY

  Know all those by these presents, that each person whose signature appears below constitutes and appoints each of William C. Gibbs and Mitchell Edwards, or any of them, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, in connection with the Registration Statement on Form S-4 of Category 5 Technologies, Inc. under the Securities Act of 1933, as amended, including, without limitation of the generality of the foregoing, to sign the Registration Statement in the name and on behalf of Category 5 Technologies, Inc., or on behalf of the undersigned as a director or officer of Category 5 Technologies, Inc., and any and all amendments or supplements to the Registration Statement, including any and all stickers and post-effective amendments to the Registration Statement, and to sign any and all additional Registration Statements relating to the same offering of Securities as the Registration Statement that are filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

         /s/ William C. Gibbs          Chairman of the Board;      November 8, 2001
______________________________________  Chief Executive Officer;
           William C. Gibbs             Director

       /s/ Mitchell C. Edwards         President; Chief Financial  November 8, 2001
______________________________________  Officer; Chief Accounting
         Mitchell C. Edwards            Officer; Director

         /s/ Edward P. Mooney          Director                    November 8, 2001
______________________________________
           Edward P. Mooney

          /s/ Paul Anderson            Director                    November 8, 2001
______________________________________
            Paul Anderson

          /s/ Brad Crawford            Director                    November 8, 2001
______________________________________
            Brad Crawford

                               INDEX TO EXHIBITS

 Exhibit
   No.                           Description of Exhibit
 -------                         ----------------------
   2.1   Agreement and Plan of Merger among Netgateway, Inc., Category 5
         Technologies, Inc., and C5T Acquisition Corp., dated October 23, 2001, attached as Annex A to the proxy statement/prospectus.

   2.2   Stock Purchase Agreement by and among Network Investor Communications,
         Inc., ePenzio, Inc. and the Shareholders of ePenzio, Inc., dated May
         16, 2001.(2)

   3.1   Amended and Restated Certificate of Incorporation of Network Investor
         Communications, Inc.(3)

   3.2   Bylaws of Network Investor Communications, Inc.(4)

   3.3   Bylaws of Category 5 Technologies, Inc.+

   3.4   Certificate of Correction to the Amended and Restated Certificate of
         Incorporation of Category 5 Technologies, Inc.+

   5.1   Opinion of Snell & Wilmer L.L.P. ( )

   8.1   Opinion of Snell & Wilmer L.L.P. regarding certain tax matters. ( )

 *10.1   Category 5 Technologies, Inc. Long-Term Incentive Plan.(3)

  10.2   Category 5 Technologies, Inc. 2001 Director Option Plan.(3)

 *10.3   Employment Agreement between Category 5 Technologies, Inc. and William
         C. Gibbs, dated June 1, 2001.(3)

 *10.4   Amendment No. 1 to the Employment Agreement between Category 5
         Technologies, Inc. and William C. Gibbs, dated October 31, 2001.+

 *10.5   Employment Agreement between Category 5 Technologies, Inc. and
         Mitchell Edwards, dated June 1, 2001.(3)

 *10.6   Amendment No. 1 to the Employment Agreement between Category 5
         Technologies, Inc. and Mitchell Edwards, dated October 31, 2001.+

  10.7   Consulting Agreement, dated February 22, 2002, by and between Crescent
         Advisors, LLC and ePenzio, Inc., as amended May 29, 2001.(1)

  10.8   Stock Purchase Agreement, dated February 2001, by and between the
         Network Investor Communications, Inc. and Peruvian Investments, LLC.(1)

 *10.9   Network Investor Communications, Inc. Stock Option Agreement issued to
         William C. Gibbs and dated May 29, 2001.(5)

 *10.10  Network Investor Communications, Inc. Stock Option Agreement issued to
         Mitchell Edwards and dated May 29, 2001.(5)

 *10.11  Network Investor Communications, Inc. Stock Option Agreement issued to
         Edward P. Mooney and dated May 29, 2001.(5)

  10.12 Warrant to Purchase Common Stock issued to Kings Peak Capital, LLC and dated May 21, 2001.(1)

 *10.13  Option to Purchase Common Stock issued to William C. Gibbs and dated
         August 6, 2001 (500,000 shares).+

 *10.14  Option to Purchase Common Stock issued to Mitchell Edwards and dated
         August 6, 2001 (500,000 shares).(1)

  10.15  Sublease Agreement between Sonic Innovations, Inc. and Executive
         Credit Services, L.C., dated October 1, 1999.(1)


 Exhibit
   No.                           Description of Exhibit
 -------                         ----------------------
 10.16   Consent to Sublease and Assumption Agreement between 2705 E.
         Cottonwood Parkway, L.C., Executive Credit Services, L.C. and Sonic
         Innovations, Inc., dated May 15, 2000.(1)
 10.17   Confidentiality and Marketing Agreement, by and between ePenzio, Inc.
         and Home, Inc., and dated July 21, 2000.(1)

 10.18   Business Loan Agreement (Asset Based) by and between Zions First
         National Bank, a national banking association, and ePenzio, Inc. and dated September 11, 2001, ($1 Million Line of Credit Facility).(1)

 10.19   $1 Million Secured Promissory Note issued by ePenzio, Inc. in favor of
         Zions First National Bank, on September 11, 2001.(1)

 10.20   Commercial Security Agreement, between ePenzio, Inc. and Zions First
         National Bank, dated September 11, 2001, related to the $1 Million
         Zions First National Bank Credit Facility.(1)

 16.1    Letter re Change in Certifying Accountant.(6)

 21.1    Subsidiaries of Category 5 Technologies, Inc.+

 23.1    Consent of Snell & Wilmer L.L.P. (included in exhibit 5.1)

 23.2    Consent of SBI E-2 Capital (USA) Ltd.+

 23.3    Consent of KPMG LLP+

 23.4    Consent of Richard A. Eisner & Company, LLP+

 23.5    Consent of Tanner + Co.+

 24.1 Powers of Attorney (included on the signature pages to this registration statement).

--------
* Management contract for compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 14(c) of Form 10-K.
+  Filed herein.
( )  To be filed by amendment.
(1) Incorporated by reference to the Exhibits filed with Category 5 Technologies' Transition Report on Form 10-KSB/T for the period ended June 30, 2001.
(2) Incorporated by reference to the Exhibits filed with Category 5 Technologies' Current Report on Form 8-K filed on June 6, 2001.
(3) Incorporated by reference to the Annexes of Category 5 Technologies' Revised Information Statement on Schedule 14C filed on July 19, 2001.
(4) Incorporated by reference to the Exhibits filed with the Network Investor Communications, Inc.'s Registration Statement on Form 10-SB12G, filed on March 1, 1999.
(5) Incorporated by reference to the Exhibits filed with the Network Investor Communications, Inc.'s Registration Statement on Form S-8 on August 23, 2001.
(6) Incorporated by reference to Network Investor Communications, Inc.'s Current Report on Form 8-K/A filed on August 28, 2001.

                                      II-8